Exhibit 10.1

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. Nothing contained in thIS RESTRUCTURING SUPPORT AGREEMENT shall be an admission of fact or liability OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

SECOND AMENDED RESTRUCTURING SUPPORT AGREEMENT

This SECOND AMENDED RESTRUCTURING SUPPORT AGREEMENT (including all exhibits, annexes, and schedules hereto in accordance with Section 13.03, this “Agreement”) is made and entered into as of November 26, 2020 (the “Execution Date”), by and among the following parties (each of the following described in sub-clauses (i) and (ii) of this preamble, collectively, the “Parties”):1

i.	Ascena Retail Group, Inc. a company incorporated under the Laws of the State of Delaware (“Ascena Topco”), and each of its affiliates listed on Exhibit A to this Agreement that have executed and delivered counterpart signature pages to this Agreement to counsel to the Consenting Stakeholders (the Entities in this clause (i), collectively, the “Company Parties”); and

ii.	the undersigned holders of, or investment advisors, sub-advisors, or managers of discretionary accounts that hold, Term Loan Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the Company Parties (collectively, the “Consenting Stakeholders”).

RECITALS

WHEREAS, the Company Parties and the Consenting Stakeholders have in good faith and at arms’ length negotiated or been apprised of certain restructuring and recapitalization transactions with respect to the Company Parties’ capital structure on the terms set forth in the Initial Restructuring Support Agreement (as defined below) and as specified in the Restructuring Term Sheet (such transactions as described in the Initial Restructuring Support Agreement, the “Restructuring Transactions”);

WHEREAS, certain of the Company Parties commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”);

[1]	Capitalized terms used but not defined in the preamble and recitals to this Agreement have the meanings given to them in Section 1 of this Agreement or the Restructuring Term Sheet attached as Exhibit B hereto (the “Restructuring Term Sheet”).

WHEREAS, certain of the Consenting Stakeholders or their affiliates provided the DIP Term Loans on the terms set forth in that certain Superpriority Senior Secured Debtor-In-Possession Term Loan Credit Facility Amended and Restated Backstop Commitment Letter attached as Exhibit C hereto (the “Backstop Commitment Letter”);

WHEREAS, the DIP Term Loans will be converted into loans under the First Out Exit Term Loan Facility on the Plan Effective Date on the terms set forth in the Restructuring Term Sheet and that certain exit facility term sheet attached as Exhibit D hereto (the “Exit Facility Term Sheet”);

WHEREAS, the Company Parties and the Consenting Stakeholders party thereto originally entered into that certain Restructuring Support Agreement, dated as of July 23, 2020 (as amended by that certain First Amendment to the Restructuring Support Agreement, dated as of September 9, 2020, the “Initial Restructuring Support Agreement”);

WHEREAS, the Company Parties and the Consenting Stakeholders have in good faith and at arms’ length negotiated or been apprised of the terms of the Sale Transaction (as defined herein), which constitutes an Alternative Restructuring Proposal that the Required Consenting Stakeholders have determined is a higher or better transaction than the Restructuring Transactions in accordance with Section 6.01(k) of this Agreement;

WHEREAS, the Company Parties and the Consenting Stakeholders wish to further amend and restate the Initial Restructuring Support Agreement to, among other things, provide for the Parties’ support of the Sale Transaction and continued support of the Restructuring Transactions as set forth in the Plan attached hereto as Exhibit G; and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions and the Sale Transaction on the terms and conditions set forth in this Agreement and the Plan;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.       Definitions and Interpretation.

1.01.    Definitions. The following terms shall have the following definitions:

“ABL Claims” means any Claims arising under, related to, or on account of the ABL Credit Agreement.

“ABL Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of January 3, 2011, as amended and restated by the Second Restatement Agreement dated as of June 14, 2012, by the Third Restatement Agreement dated as of March 13, 2013, by the Fourth Restatement Agreement dated as of July 24, 2015, by the Fifth Amendment and Restatement Agreement dated as of February 27, 2018 and as may otherwise be amended, restated, supplemented or otherwise modified, among Ascena TopCo, the borrowing subsidiaries party thereto, the other loan parties party thereto, the lenders party thereto, the issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and swingline lender.

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“Ad Hoc Group” the ad hoc group of holders of, or investment advisors, sub-advisors, or managers of discretionary accounts that hold Term Loan Claims represented by King & Spalding LLP and McGuireWoods LLP.

“Agent” or “Agents” means, individually or collectively, any administrative agent, collateral agent, or similar Entity under the ABL Credit Agreement and/or the Term Credit Agreement, including any successors thereto.

“Agreement” has the meaning set forth in the preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules hereto in accordance with Section 13.03 (including the Restructuring Term Sheet, the Exit Facility Term Sheet and the Backstop Commitment Letter).

“Agreement Effective Date” means the date on which the conditions set forth in Section 2 have been satisfied or waived by the appropriate Party or Parties in accordance with this Agreement.

“Agreement Effective Period” means, with respect to a Party, the period from the Agreement Effective Date to the Termination Date applicable to that Party.

“Alternative Restructuring Proposal” means any inquiry, proposal, offer, bid, term sheet, discussion, or agreement with respect to a sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination, or similar transaction involving any one or more Company Parties or the debt, equity, or other interests in any one or more Company Parties, including the Sale Transaction, that is an alternative to one or more of the Restructuring Transactions.

“Ascena Topco” has the meaning set forth in the preamble to this Agreement.

“Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated as of November 26, 2020, by and among Ascena Retail Group, Inc., each of its subsidiaries party thereto, and Buyer.

“Backstop Commitment Letter” has the meaning set forth in the preamble to this Agreement.

“Bankruptcy Code” has the meaning set forth in the recitals to this Agreement.

“Bankruptcy Court” has the meaning set forth in the recitals to this Agreement.

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“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York.

“Buyer” has the meaning set forth in the Asset Purchase Agreement.

“Cash Collateral Order” means any order of the Bankruptcy Court granting the authorization to use cash collateral on an interim basis on terms acceptable to the Company Parties and the Required Consenting Stakeholders.

“Chapter 11 Cases” has the meaning set forth in the recitals to this Agreement.

“Claim” has the meaning given to it in section 101(5) of the Bankruptcy Code with respect to a Debtor.

“Claims Management Consultant” means an individual selected by the Required Consenting Stakeholders and retained by the Company Parties as a consultant on terms and conditions acceptable to the Company Parties and in consultation with the Required Consenting Stakeholders.

“Company Claims/Interests” means any Claim or Equity Interest, including the ABL Claims, the Term Loan Claims, the DIP ABL Facility Claims, the Backstop Commitments, and the DIP Term Facility Claims.

“Company Parties” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” means an executed confidentiality agreement, including with respect to the issuance of a “cleansing letter” or other public disclosure of material non-public information agreement, in connection with any proposed Restructuring Transactions or the Sale Transaction.

“Confirmation Order” means the order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code.

“Consenting Stakeholders” has the meaning set forth in the preamble to this Agreement.

“Debtors” means the Company Parties that commence Chapter 11 Cases.

“Definitive Documents” means the documents listed in Section 3.01.

“DIP Financing Order” means the order entered by the Bankruptcy Court setting forth the terms of and approving the DIP ABL Facility, the DIP Term Facility, and the Backstop Commitment Letter on terms acceptable to the Company Parties and the Majority Backstop Commitment Parties (as defined in the Backstop Commitment Letter).

“Disclosed Interests” has the meaning set forth in Section 9(a).

“Disclosure Statement” means the disclosure statement with respect to the Plan.

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“Disclosure Statement Order” means the order entered by the Bankruptcy Court approving the Disclosure Statement.

“Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

“Equity Interests” or “Interests” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Company Party, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Company Party (in each case whether or not arising under or in connection with any employment agreement).

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“First Day Pleadings” means the first-day pleadings that the Company Parties determine are necessary or desirable to file upon the commencement of the Chapter 11 Cases.

“Greenhill” means Greenhill & Co., LLC, as financial advisor to the Lender Group.

“Initial Consenting Stakeholders” means Consenting Stakeholders that have that have executed and delivered counterpart signature pages to this Agreement to counsel to the Company Parties as of the Execution Date.

“Insider” has the meaning set forth in section 101(31) of the Bankruptcy Code.

“Initial Restructuring Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Joinder” means a joinder to this Agreement substantially in the form attached hereto as Exhibit E.

“Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

“Lender Group” means the ad hoc group or committee of Consenting Stakeholders represented by Greenhill and Milbank.

“Loyens” means Loyens & Loeff Luxembourg S.à.r.l., as Luxembourg counsel to the Lender Group.

“LuxCo Entities” means, collectively, AnnTaylor Loft GP Lux S.à.r.l. and AnnTaylor Loft Borrower Lux SCS.

“Milbank” means Milbank LLP, as counsel to the Lender Group.

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“New Corporate Governance Documents” means the form of certificate or articles of incorporation, bylaws, limited liability company agreement, partnership agreement, or such other applicable formation documents (if any) of Reorganized Ascena, including any certificates of designation, each of which shall be included in the Plan Supplement.

“Outside Date” means March 31, 2021.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Transferee” means each transferee of any Company Claims/Interests who meets the requirements of Section 8.01.

“Petition Date” means the first date any of the Company Parties commences a Chapter 11 Case.

“Plan” means the chapter 11 plan, substantially in the form attached hereto as Exhibit G, including any and all exhibits annexes and schedules thereto.

“Plan Effective Date” means the date of the occurrence of the “Effective Date” of the Plan according to its terms.

“Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan that will be filed by the Debtors with the Bankruptcy Court.

“Post-Emergence Incentive Plan Documents” means all documentation with respect to any post-emergence management incentive plan, including the Management Incentive Plan, which, for the avoidance of doubt, does not include the Employee Benefits Programs (as defined in the Restructuring Term Sheet).

“Qualified Marketmaker” means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Company Claims/Interests (or enter with customers into long and short positions in Company Claims/Interests), in its capacity as a dealer or market maker in Company Claims/Interests and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“Rent Deferral Motion” means a motion seeking an order from the Bankruptcy Court extending the time for performance of the Debtors’ obligations arising under unexpired non-residential real property leases to the date that is at least sixty (60) days after the Petition Date.

“Reorganized Ascena” means either (a) Ascena Topco, or any successor thereto, as reorganized pursuant to and under the Plan or (b) a new corporation or limited liability company that may be formed or caused to be formed by the Debtors to, among other things, directly or indirectly acquire substantially all of the assets and/or stock of the Debtors and issue the New Common Stock to be distributed or sold pursuant to the Plan.

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“Required Consenting Stakeholders” means, as of the relevant date, Initial Consenting Stakeholders holding at least 50.01% of the aggregate outstanding principal amount of the Term Loan Claims that are held by the Initial Consenting Stakeholders.

“Reserves” means cash retained by the Debtors following the closing of the Sale Transaction and not required to be paid on or as soon as reasonably practicable after the Closing Date (as defined in the Asset Purchase Agreement) to holders of Claims in accordance with the terms of the Sale Order.

“Restructuring Term Sheet” has the meaning set forth in the recitals to this Agreement.

“Restructuring Transactions” has the meaning set forth in the recitals to this Agreement.

“Rules” means Rule 501(a)(1), (2), (3), and (7) of the Securities Act.

“Sale Order” means the order of the Bankruptcy Court approving the Sale Transaction under section 363 of the Bankruptcy Code in the form attached as an exhibit to the Asset Purchase Agreement and otherwise acceptable to the Required Consenting Stakeholders.

“Sale Transaction” means a sale of all or substantially of the Company Parties’ assets on the terms set forth in the Asset Purchase Agreement, and approved by the Bankruptcy Court pursuant to section 363 of the Bankruptcy Code.

“Securities Act” means the Securities Act of 1933, as amended.

“Solicitation Materials” means any materials related to the solicitation of votes for the Plan pursuant to sections 1123, 1126, and 1143 of the Bankruptcy Code.

“Term Loan Claims” means any Claims arising under, related to, or on account of the Term Loan Credit Agreement.

“Term Loan Credit Agreement” means the Term Credit Agreement, dated as of August 21, 2015, as it may be amended, restated, supplemented or otherwise modified, among Ascena TopCo, AnnTaylor Retail, Inc., the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent.

“Termination Date” means the date on which termination of this Agreement as to a Party is effective in accordance with Sections 11.01, 11.02, 11.03, 11.04 or 11.05.

“Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, hypothecate, participate, donate or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales or other transactions).

“Transfer Agreement” means an executed form of the transfer agreement providing, among other things, that a transferee is bound by the terms of this Agreement and substantially in the form attached hereto as Exhibit F.

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“Whiteford Taylor” means Whiteford, Taylor & Preston LLP, as local counsel to the Lender Group.

1.02.            Interpretation. For purposes of this Agreement:

(a)                in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b)               capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c)               unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;

(d)               unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time; provided that any capitalized terms herein which are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

(e)               unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(f)                the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(g)               captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(h)               references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws;

(i)                the use of “include” or “including” is without limitation, whether stated or not; and

(j)                the phrase “counsel to the Consenting Stakeholders” refers in this Agreement to each counsel specified in Section 13.11 other than counsel to the Company Parties.

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Section 2.              Effectiveness of this Agreement. This Agreement shall become effective and binding upon each of the Parties at 12:00 a.m., prevailing Eastern Standard Time, on the Agreement Effective Date, which is the date on which all of the following conditions have been satisfied or waived in accordance with this Agreement:

(a)               each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the other Parties;

(b)               holders of at least two-thirds of the aggregate outstanding principal amount of the Term Loan Claims shall have executed and delivered counterpart signature pages of this Agreement; and

(c)               counsel to the Company Parties shall have given notice to counsel to the Consenting Stakeholders in the manner set forth in Section 13.11 hereof (by email or otherwise) that the other conditions to the Agreement Effective Date set forth in this Section 2 have occurred, which notice shall be promptly following the occurrence of such other conditions.

Section 3.       Definitive Documents.

3.01.   The Definitive Documents governing the Restructuring Transactions and Sale Transaction, as applicable, shall include the following: (A) the Plan; (B) the Confirmation Order; (C) the Disclosure Statement; (D) the order of the Bankruptcy Court approving the Disclosure Statement and the other Solicitation Materials; (E) the Plan Supplement; (F) the Cash Collateral Order; (G) the DIP Financing Order; (H) the Exit Facility Documents; (I) the New Corporate Governance Documents; (J) the Post-Emergence Incentive Plan Documents; (K) any new employee incentive plan or employee retention plan entered into by the Company Parties after the Agreement Effective Date; (L) any new material employment, consulting, or similar agreements entered into by the Company Parties after the Agreement Effective Date; (M) any disclosure documents related to the issuance of the New Common Stock; (N) the Asset Purchase Agreement; (O) all pleadings seeking approval of the Sale Transaction and the bidding procedures related thereto; (P) the Sale Order and all other orders of the Bankruptcy Court approving the Sale Transaction and the bidding procedures related thereto; (Q) all pleadings filed by the Company Parties related to administrative or priority claims, including objections, estimation motions, settlement motions, and pleadings related to any Reserves; and (R) all material pleadings filed by the Company Parties in connection with the Chapter 11 Cases (or related orders), including the First Day Pleadings and all orders sought pursuant thereto.

3.02.   The Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date remain subject to negotiation and completion. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter or instrument related to the Restructuring Transactions shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, as they may be modified, amended, or supplemented in accordance with Section 12. Further, subject to and without limiting any additional consent or approval rights of the Parties specified elsewhere in this Agreement, the Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date shall otherwise be in form and substance reasonably acceptable to the Company Parties and the Required Consenting Stakeholders; provided that the New Corporate Governance Documents and Post-Emergence Incentive Plan Documents shall be acceptable to the Required Consenting Stakeholders and reasonably acceptable to the Company Parties.

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Section 4.       Commitments of the Consenting Stakeholders.

4.01.    General Commitments, Forbearances, and Waivers.

(a)        During the Agreement Effective Period, subject to Section 4.03 of this Agreement, each Consenting Stakeholder agrees, in respect of all of its Company Claims/Interests, to:

(i)            support the Restructuring Transactions (to the extent set forth in the Plan) and the Sale Transaction as contemplated by this Agreement and use commercially reasonable efforts to vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions and the Sale Transaction;

(ii)           support use of cash collateral by the Debtors during the pendency of the Chapter 11 Cases on the terms set forth in the Cash Collateral Order or the DIP Financing Order;

(iii)          support entry into the DIP ABL Facility on the terms set forth in the ABL Commitment Letter;

(iv)          support entry into the DIP Term Facility on the terms set forth in the Backstop Commitment Letter and take all other applicable actions required by the Backstop Commitment Letter, including the funding of any backstop commitments on the terms set forth therein;

(v)           support entry into the Exit Facilities on the terms set forth in the Exit Facility Term Sheet and take all other applicable actions required by the Exit Facility Term Sheet;

(vi)          use commercially reasonable efforts to cooperate with the Company Parties, subject to applicable Laws and at the Company Parties’ sole cost and expense, in obtaining additional support for the Restructuring Transactions and the Sale Transaction from the Company Parties’ other stakeholders;

(vii)         give any notice, order, instruction, or direction to the applicable Agents necessary to give effect to the Restructuring Transactions and the Sale Transaction; and

(viii)        negotiate in good faith and use commercially reasonable efforts to execute and implement, as applicable, the Definitive Documents that are consistent with this Agreement to which it is required to be a party or for which its consent is required.

(b)       During the Agreement Effective Period, each Consenting Stakeholder agrees, in respect of all of its Company Claims/Interests, that it shall not directly or indirectly:

(i)            object to, delay, impede, or take any other action that is reasonably likely to interfere with acceptance, implementation, or consummation of the Restructuring Transactions (to the extent set forth in the Plan) or the Sale Transaction;

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(ii)           object to, delay, impede, or take any other action that is reasonably likely to interfere with use of cash collateral by the Debtors during the pendency of the Chapter 11 Cases on the terms set forth in the Cash Collateral Order, entry into or performance under the DIP ABL Facility on the terms set forth in the ABL Commitment Letter, or entry into, performance under, or syndication of the DIP Term Facility on the terms set forth in the Backstop Commitment Letter;

(iii)          propose, file, support, solicit, or vote for any Alternative Restructuring Proposal (other than the Sale Transaction); provided, for the avoidance of doubt, that nothing in this Section 4.01(b)(iii) shall limit the consultation and approval rights of Consenting Stakeholders set forth in Section 6.01(k) of this Agreement; provided, further, that a Consenting Stakeholder may propose an Alternative Restructuring Proposal to the Company Parties in connection with Section 6.01(k) of this Agreement if such Consenting Stakeholder provides notice of its intent to propose such Alternative Restructuring Proposal (including the terms thereof) to each Initial Consenting Stakeholder at least five (5) Business Days in advance of such proposal;

(iv)          file or have filed on its behalf any motion, pleading, or other document (including any modifications or amendments thereof) with the Bankruptcy Court or any other court that, in whole or in part, is not materially consistent with this Agreement or the Plan;

(v)           initiate, or have initiated on its behalf, any litigation or proceeding of any kind against any Company Party or the other Parties in violation of this Agreement with respect to the Chapter 11 Cases, this Agreement, the Restructuring Transactions, or the Sale Transaction other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement; provided that any Consenting Stakeholder may file motions, pleadings or other documents with the Bankruptcy Court or any other court (including any modifications or amendments thereof) with respect to its or their rights under any Definitive Document and relating to or arising from matters and rights not specifically set forth in this Agreement, including the Restructuring Term Sheet;

(vi)          exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claim or Interest; or

(vii)         object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located, or interfere with the automatic stay under section 362 of the Bankruptcy Code.

4.02.       Commitments with Respect to Chapter 11 Cases.

(a)           During the Agreement Effective Period, each Consenting Stakeholder that is entitled to vote to accept or reject the Plan pursuant to its terms agrees that it shall, subject to receipt by such Consenting Stakeholder of the Solicitation Materials, whether before or after the commencement of the Chapter 11 Cases:

(i)            vote each of its Company Claims/Interests to accept the Plan by delivering its duly executed and completed ballot accepting the Plan on a timely basis following the commencement of the solicitation of the Plan and its actual receipt of the Solicitation Materials and the ballot;

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(ii)            to the extent it is permitted to elect whether to opt out of any of the releases set forth in the Plan, elect not to opt out of such releases by timely delivering its duly executed and completed ballot(s) indicating such election; and

(iii)            not change, withdraw, amend, or revoke (or cause to be changed, withdrawn, amended, or revoked) any vote or election referred to in clauses (i) and (ii) above; provided that nothing in this Agreement shall prevent any Consenting Stakeholder from changing, withholding, amending, or revoking (or causing the same) its vote, election, or consent with respect to the Plan if this Agreement has been terminated in accordance with its terms.

(b)          During the Agreement Effective Period, each Consenting Stakeholder, in respect of each of its Company Claims/Interests, will support, and will not directly or indirectly object to, delay, impede, or take any other action in violation of this Agreement reasonably likely to interfere with any motion or other pleading or document filed by a Company Party in the Bankruptcy Court that is consistent with this Agreement.

4.03.       Notwithstanding the foregoing, nothing in this Agreement shall: (a) require any Consenting Stakeholder to incur any expenses, liabilities or other obligations that are not expressly subject to reimbursement by the Company Parties pursuant to this Agreement, or agree to any commitments, undertakings, concessions, indemnities or other arrangements that could result in expenses, liabilities, or other obligations to any Consenting Stakeholder or its Affiliates that such Consenting Stakeholder reasonably believes may not be reimbursed by the Company Parties pursuant to this Agreement; (b) require any Consenting Stakeholder to provide any information that it reasonably determines to be sensitive or confidential; provided that, for the avoidance of doubt, each Consenting Stakeholder shall include its holdings on its signature page to this Agreement, which signature page will be delivered to (i) other Consenting Stakeholders in a redacted form that removes such Consenting Stakeholder’s holdings and (ii) the Company Parties and Milbank in an unredacted form (to be hold by the Company Parties on a confidential basis and by Milbank on a professionals’ eyes only basis); or (c) limit the right of any Party to exercise any right or remedy provided under this Agreement, the Confirmation Order, or any other Definitive Document. Notwithstanding the immediately preceding sentence, nothing in this Section 4.03 shall serve to limit, alter, or modify any Consenting Stakeholder’s express obligations under the terms of this Agreement.

Section 5.         Additional Provisions Regarding the Consenting Stakeholders’ Commitments. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall: (a) affect the ability of any Consenting Stakeholder to consult with any other Consenting Stakeholder, the Company Parties, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee); (b) impair or waive the rights of any Consenting Stakeholder to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions or the Sale Transaction; or (c) prevent any Consenting Stakeholder from enforcing this Agreement or from contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement.

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Section 6.          Commitments of the Company Parties.

6.01.       Affirmative Commitments. Except as set forth in Section 7, during the Agreement Effective Period, the Company Parties agree to:

(a)          support and take all steps reasonably necessary or desirable to consummate the Restructuring Transactions (to the extent set forth in the Plan) and the Sale Transaction in accordance with this Agreement;

(b)          support and take all steps reasonably necessary and desirable to obtain entry of the Cash Collateral Order, the DIP Financing Order, the Disclosure Statement Order, the Sale Order and the Confirmation Order;

(c)          to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions or the Sale Transaction, take all steps reasonably necessary or desirable to address any such impediment;

(d)          use commercially reasonable efforts to obtain any and all required governmental, regulatory and/or third-party approvals for the Restructuring Transactions and the Sale Transaction;

(e)           negotiate in good faith and use commercially reasonable efforts to execute and deliver the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions and the Sale Transaction as contemplated by this Agreement;

(f)           use commercially reasonable efforts to seek additional support for the Restructuring Transactions and the Sale Transaction from their other material stakeholders to the extent reasonably prudent;

(g)           (i) to the extent reasonably practicable, provide counsel to the Consenting Stakeholders draft copies of (x) all First Day Pleadings three (3) Business Days in advance of the Petition Date and (y) any other motions, documents and other pleadings materially affecting any Consenting Stakeholders that the Company Parties intend to file with the Bankruptcy Court, as applicable, three (3) Business Days in advance of the filing thereof and, (ii) without limiting any approval rights set forth in this Agreement, consult in good faith with counsel to the Consenting Stakeholders regarding any comments to draft copies provided pursuant to sub-clause (i);

(h)          pay in full and in cash all of the accrued reasonable and documented fees, costs, and expenses of (A) the professionals and other advisors retained by the Lender Group, including such fees, costs, and expenses of (i) Greenhill, (ii) Milbank, (iii) Whiteford Taylor, and (iv) Loyens, and continue to pay such amounts as they come due and (B) King & Spalding LLP and McGuireWoods LLP, as counsel to the Ad Hoc Group, solely for the period through and including the closing date of the DIP Term Agreement, and in each case seek to pay such fees, costs, and expenses in connection with the Cash Collateral Order, DIP Financing Order, or other such appropriate order;

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(i)           timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (i) directing the appointment of a trustee or examiner (with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code), (ii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (iii) dismissing the Chapter 11 Cases, or (iv) challenging the validity, enforceability, perfection, or priority of, or seeking avoidance or subordination of, any portion of the Term Loan Claims, or asserting any other cause of action against and/or with respect or relating to such Term Loan Claims or the prepetition liens securing such Term Loan Claims;

(j)           timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order modifying or terminating the Company Parties’ exclusive right to file and/or solicit acceptances of a chapter 11 plan, as applicable;

(k)           (i) solicit, consider, respond to, and facilitate Alternative Restructuring Proposals in consultation with the Required Consenting Stakeholders and (ii) pursue an Alternative Restructuring Proposal if (A) the Required Consenting Stakeholders determine that such Alternative Restructuring Proposal is a higher or better transaction than the Restructuring Transactions and (B) the Alternative Restructuring Proposal is implemented under, or without modification to the Company Parties’ and the Required Consenting Stakeholders’ obligations under this Agreement to pursue and implement, a Plan as modified to implement or allow for such Alternative Restructuring Proposal; provided that the structure of such Alternative Restructuring Proposal will not preclude any Initial Consenting Stakeholder from participating in such Alternative Restructuring Proposal on a pro rata basis on substantially the same terms as any other Initial Consenting Stakeholder;

(l)            reasonably consult with the Required Consenting Stakeholders regarding (i) the assumption or rejection of any executory contracts or unexpired leases, (ii) entry into any agreement, settlement, or other arrangement with any of the landlords under the Debtors’ unexpired leases waiving, deferring, or modifying the rent payments or rent structure under such leases, and (iii) any payments of prepetition Claims (including Claims pursuant to section 503(b)(9) of the Bankruptcy Code and lien Claims) of or agreements with the Company Parties’ vendors and provide notice and reasonably acceptable reporting to Milbank and Greenhill regarding any of the foregoing actions, which consultation and reporting shall include weekly calls regarding the status of the actions described in this Section 6.01(l) among the relevant employees, advisors and consultants of the Company Parties, Milbank, Greenhill and one or more Initial Consenting Stakeholders;

(m)         as soon as is reasonably practicable after the Closing Date and the Claims Management Consultant has been selected by the Required Consenting Stakeholders, enter into an agreement to engage the Claims Management Consultant as a consultant, on terms and conditions acceptable to the Company Parties and in consultation with the Required Consenting Stakeholders, to consult with the Company Parties regarding (i) the reconciliation of unpaid administrative expense and priority Claims and (ii) distributions, in accordance with this Agreement and the Sale Order, of (x) Reserves, if any, and (y) cash of the estate, including cash released from the Reserves, and interface with the Initial Consenting Stakeholders on the status of the foregoing;

(n)          following the engagement of the Claims Management Consultant in accordance with Section 6.01(m), consult in good faith with the Claims Management Consultant regarding the (i) filing, withdrawal, or litigation of any objections to administrative expense or priority Claims, (ii) settlement or compromise of any disputed administrative expense or priority Claim, (iii) establishment or maintenance of any Reserves other than the Reserves agreed between the Company Parties and the Required Consenting Stakeholders as of the date hereof, or (iv) making of any distribution from any Reserve;

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(o)          (i) file with the Bankruptcy Court motions to (x) establish January 19, 2021 as the bar date for administrative expense Claims accrued as of November 30, 2020, (y) objections to duplicate and amended filed administrative expense and priority Claims that may be included in an omnibus objection under Bankruptcy Rule 3007(d), and (z) a motion for approval of claims objections procedures, including, among other provisions, a 21-day notice period for omnibus claims objections, in each case by no later than November 26, 2020; and (ii) object to filed administrative and priority Claims or Claims otherwise required to be satisfied in full by the Company Parties or the Buyer as soon as is reasonably practicable; and

(p)          in accordance with the terms of the Sale Order, distribute cash from the Reserves, as determined by the Company Parties in good faith consultation with the Claims Management Consultant and certain Initial Consenting Stakeholders, pro rata to holders of Term Loan Claims (i) on January 15, 2021, (ii) on January 31, 2021, (iii) on and after the Plan Effective Date, in accordance with the Plan, and (iv) on any other date as determined by the Company Parties in good faith consultation with the Claims Management Consultant and certain Initial Consenting Stakeholders; provided that upon the release to the Company Parties of (i) any cash collateralizing letters of credit issued under the ABL Credit Agreement or (ii) any cash held in the Escrow Account (as defined in the Asset Purchase Agreement), such released cash shall be considered in the following distribution of cash to holders of Term Loan Claims.

6.02.       Negative Commitments. Except as set forth in Section 7 or with the prior written consent of the Required Consenting Stakeholders, during the Agreement Effective Period, each of the Company Parties shall not directly or indirectly, and shall cause their respective subsidiaries not to:

(a)          object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions or the Sale Transaction;

(b)          take any action that is inconsistent in any material respect with, or is intended to frustrate or impede approval, implementation and consummation of the Restructuring Transactions, the Sale Transaction, or the Plan;

(c)          modify the Plan, in whole or in part, in a manner that is not consistent with this Agreement in any material respect;

(d)          file any motion, pleading, or Definitive Documents (including any modifications or amendments thereof) with the Bankruptcy Court or any other court that, in whole or in part, is not materially consistent with this Agreement (including the consent rights of the Consenting Stakeholders set forth in in this Agreement as to the form and substance of such motion, pleading, or other Definitive Document) or the Plan;

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(e)          except with respect to the Sale Transaction, any transaction contemplated by the First Day Motions (on the terms set forth in such First Day Motion and any agreement or form of agreement attached thereto) or otherwise consented to in writing by the Initial Consenting Stakeholders prior to the Agreement Effective Date: (i) sell (including any sale leaseback transaction), lease, mortgage, pledge, grant, or incur any encumbrance on, or otherwise Transfer, any material properties or material assets of the Company Parties, including any Equity Interests, other than in the ordinary course of business; (ii) purchase, lease, or otherwise acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any material assets or material properties, other than in the ordinary course of business; or (iii) commence any liquidation or wind down process with respect to any of the Company Parties’ businesses or enter into any agreement or arrangement, or modification to any agreement or arrangement, in connection therewith;

(f)           (i) enter into or amend, adopt, restate, supplement, or otherwise modify any employee benefit, deferred compensation, incentive, retention, bonus, or other compensatory arrangements, policies, programs, practices, plans or agreements, including offer letters, employment agreements, consulting agreements, severance arrangements, or change in control arrangements with or for the benefit of any of its employees that are a senior vice president or more senior, (ii) increase the base salary, target bonus opportunity, or other benefits payable by the Company Parties or to any of their executive officers, or (iii) make any payment to any former Insider (as of the Agreement Effective Date) of any post-employment, retirement or similar plan or program, severance agreement, or similar arrangement;

(g)          assume, assume and assign, or reject executory contracts or unexpired leases; provided that the consent of the Required Consenting Stakeholders shall not be unreasonably withheld; provided, further, that the Company Parties shall provide four (4) Business Days’ prior written notice of any assumption, assumption and assignment, or rejection of any executory contract or unexpired lease, which notice shall include the analysis underlying the Company Parties’ decision to assume, assume and assign, or reject such executory contract or unexpired lease, including adequate information supporting such analysis and decision, and, absent written notification during that period from Milbank or Greenhill to the Company Parties that the Required Consenting Stakeholders do not consent, the Required Consenting Stakeholders shall be deemed to have consented to any such assumption, assumption and assignment, or rejection;

(h)          enter in any agreement, settlement, or other arrangement with any of the landlords under the Debtors’ leases waiving, deferring, or modifying the rent payments or rent structure under such leases; provided that the consent of the Required Consenting Stakeholders shall not be unreasonably withheld; provided, further, that the Company Parties shall provide four (4) Business Days’ prior written notice of any such agreement, settlement, or other arrangement, which notice shall include the analysis underlying the Company Parties’ decision to enter into such agreement, settlement, or other arrangement, including adequate information supporting such analysis and decision, and, absent written notification during that period from Milbank or Greenhill to the Company Parties that the Required Consenting Stakeholders do not consent, the Required Consenting Stakeholder shall be deemed to have consented to any such agreement, settlement, or other arrangement;

(i)           pay any prepetition Claim (including Claims pursuant to section 503(b)(9) of the Bankruptcy Code and lien Claims) held by any of the Company Parties’ vendors except in compliance with the First Day Motions and only to the extent that the Company Parties have (i) made commercially reasonable efforts to require such vendor to execute a trade agreement providing for the continuity of goods and services to the Debtors or Reorganized Debtors, as applicable, on terms reasonably acceptable to the Required Consenting Stakeholders (as determined in accordance with the consultation, notice, and consent procedures referenced in the following clause (ii)), and (ii) provided notice of such payment to one or more Initial Consenting Stakeholders pursuant to consultation, notice, and consent procedures to be agreed between the Company Parties and the Required Consenting Stakeholders; or

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(j)            following the engagement of the Claims Management Consultant in accordance with Section 6.01(m), terminate the engagement of the Claims Management Consultant without cause and without engaging a replacement Claims Management Consultant selected by the Required Consenting Stakeholders in accordance with this Agreement.

6.03.       Except with the prior written consent of the Required Consenting Stakeholders, during the Agreement Effective Period, neither of the LuxCo Entities shall incur any material obligations to any third party or otherwise lease, mortgage, pledge, grant, or incur any encumbrance on, or otherwise Transfer, any material asset.

Section 7.          Additional Provisions Regarding Company Parties’ Commitments.

7.01.       Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require a Company Party or the board of directors, board of managers, or similar governing body of a Company Party, after consulting with counsel, to take any action or to refrain from taking any action with respect to the Restructuring Transactions or the Sale Transaction to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 7.01 shall not be deemed to constitute a breach of this Agreement (other than a failure to comply with this Section 7); provided that the Company Parties shall notify counsel to the Consenting Stakeholders in writing promptly in the event of any such determination (and in any event no later than two (2) Business Days following such determination).

7.02.       Notwithstanding anything to the contrary in this Agreement (but subject to Section 7.01), each Company Party and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the rights to: (a) consider, respond to, and facilitate Alternative Restructuring Proposals; (b) provide access to non-public information concerning any Company Party to any Entity or enter into Confidentiality Agreements or nondisclosure agreements with any Entity; (c) maintain or continue discussions or negotiations with respect to Alternative Restructuring Proposals; (d) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions, or negotiation of Alternative Restructuring Proposals; and (e) enter into or continue discussions or negotiations with holders of Claims or Equity Interests (including any Consenting Stakeholder), any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee), or any other Entity regarding the Restructuring Transactions or Alternative Restructuring Proposals; provided that the Company Parties shall (x) provide a copy of any written Alternative Restructuring Proposal (and notice of, and a written summary of, any oral Alternative Restructuring Proposal) within two (2) Business Days of the Company Parties’ or their advisors’ receipt of such Alternative Restructuring Proposal to Greenhill and Milbank and (y) provide such information to Milbank as reasonably requested by the Lender Group or as necessary to keep the Lender Group reasonably informed as to the status and substance of such discussions.

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7.03.       Nothing in this Agreement shall: (a) impair or waive the rights of any Company Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions or the Sale Transaction; or (b) prevent any Company Party from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement.

Section 8.          Transfer of Interests and Securities.

8.01.       During the Agreement Effective Period, no Consenting Stakeholder shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any Company Claims/Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a)          such Transfer is made on or prior to the date that is at least two (2) Business Days prior to the Plan Effective Date;

(b)          prior to the funding of the DIP Term Facility, in the case of a Transfer (other than by participation) of Term Loan Claims by a Consenting Stakeholder with a commitment to fund New Money DIP Loans (as defined in the Backstop Commitment Letter), such Consenting Stakeholder retains Term Loan Claims in an amount equal to or greater than its allocation of Roll-Up DIP Loans (as defined in the Backstop Commitment Letter); and

(c)          (i) the transferee executes and delivers to counsel to the Company Parties and Milbank, at or before the time of the proposed Transfer, a Transfer Agreement; (ii) the transferee is a Consenting Stakeholder; or (iii) the transferee is an entity that is acting in its capacity as a Qualified Marketmaker, provided that (x) any subsequent Transfer by such Qualified Marketmaker of the right, title, or interest in such Company Claims/Interests is to a transferee that is or becomes a Consenting Stakeholder at the time of such Transfer and (y) the Qualified Marketmaker complies with Section 8.05 hereof.

8.02.       Upon compliance with the requirements of Section 8.01, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims/Interests. Any Transfer in violation of Section 8.01 shall be void ab initio.

8.03.      This Agreement shall in no way be construed to preclude the Consenting Stakeholders from acquiring additional Company Claims/Interests; provided that such additional Company Claims/Interests shall automatically and immediately upon acquisition by a Consenting Stakeholder be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties or counsel to the other Consenting Stakeholders).

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8.04.      This Section 8 shall not impose any obligation on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting Stakeholder to Transfer any of its Company Claims/Interests. Notwithstanding anything to the contrary herein, to the extent a Company Party and another Party have entered into a Confidentiality Agreement, the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms, and this Agreement does not supersede any rights or obligations otherwise arising under such Confidentiality Agreement.

8.05.       Notwithstanding Section 8.01, a Qualified Marketmaker that acquires any Company Claims/Interests with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims/Interests shall not be required to execute and deliver a Transfer Agreement in respect of such Company Claims/Interests if (i) such Qualified Marketmaker subsequently transfers such Company Claims/Interests (by purchase, sale assignment, participation, or otherwise) within five (5) Business Days of its acquisition to a transferee that is an entity that is not an affiliate, affiliated fund, or affiliated entity with a common investment advisor; (ii) the transferee otherwise is a Permitted Transferee under Section 8.01; and (iii) the Transfer otherwise is a Permitted Transfer under Section 8.01. To the extent that a Consenting Stakeholder is acting in its capacity as a Qualified Marketmaker, it may Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title or interests in Company Claims/Interests that the Qualified Marketmaker acquires from a holder of the Company Claims/Interests who is not a Consenting Stakeholder without the requirement that the transferee be a Permitted Transferee.

8.06.       Notwithstanding anything to the contrary in this Section 8, the restrictions on Transfer set forth in this Section 8 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer holding custody of such claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

8.07.      The Company Parties will provide notice of any Transfer Agreement received pursuant to Section 8.01(c)(i) (which notice shall include the amount and type of Company Claims/Interests Transferred pursuant to such Transfer Agreement) to Milbank by the later of (i) close of business on the second Business Day following the effective date of such Transfer Agreement and (ii) the close of business on the second Business Day after the Company Parties receive notice of any such Transfer Agreement.

8.08.       Each Consenting Stakeholder shall promptly provide Milbank and/or the Company Parties with information concerning its then-current holdings upon reasonable request from Milbank or the Company Parties.

Section 9.          Representations and Warranties of Consenting Stakeholders. Each Consenting Stakeholder severally, and not jointly, represents and warrants that, as of the date such Consenting Stakeholder executes and delivers this Agreement and as of the Plan Effective Date:

(a)           it is (or upon the settlement of unsettled trades, will be) the beneficial or record owner of the face amount of the Company Claims/Interests reflected in such Consenting Stakeholder’s signature page to this Agreement, Joinder, or Transfer Agreement, as applicable (as may be updated pursuant to Section 8) (the “Disclosed Interests”) or is the nominee, investment manager, or advisor for beneficial holders of the Disclosed Interests;

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(b)           it has (or upon the settlement of unsettled trades, will have) the full power and authority to act on behalf of, vote and consent to matters concerning, such Company Claims/Interests;

(c)           such Company Claims/Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would materially and adversely affect in any way such Consenting Stakeholder’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(d)           it has (or upon the settlement of unsettled trades, will have) the full power to vote, approve changes to, and transfer all of its Company Claims/Interests as contemplated by this Agreement subject to applicable Law; and

(e)            solely with respect to holders of Company Claims/Interests, (i) it is either (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (B) not a U.S. person (as defined in Regulation S of the Securities Act), or (C) an institutional accredited investor (as defined in the Rules), and (ii) any securities acquired by the Consenting Stakeholder in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act.

Section 10.        Mutual Representations, Warranties, and Covenants. Each of the Parties represents, warrants, and covenants to each other Party, as of the date such Party executed and delivers this Agreement and as of the Plan Effective Date:

(a)           it is validly existing and in good standing under the Laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b)           except as expressly provided in this Agreement, the Plan, and the Bankruptcy Code, no consent or approval is required by any other person or entity in order for it to effectuate the Restructuring Transactions or the Sale Transaction contemplated by, and perform its respective obligations under, this Agreement;

(c)          the entry into and performance by it of, and the transactions contemplated by, this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its articles of association, memorandum of association or other constitutional documents;

(d)          except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions and the Sale Transaction contemplated by, and perform its respective obligations under, this Agreement; and

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(e)          except as expressly provided by this Agreement, it is not party to any restructuring or similar agreements or arrangements with the other Parties that have not been disclosed to all Parties.

Section 11.       Termination Events.

11.01.     Consenting Stakeholder Termination Events. This Agreement may be terminated by the Required Consenting Stakeholders by the delivery to the Company Parties of a written notice in accordance with Section 13.11 hereof upon the occurrence of the following events:

(a)          the Petition Date has not occurred by 11:59 p.m. (Eastern Time) on July 23, 2020;

(b)          the Debtors have not filed the Rent Deferral Motion with the Bankruptcy Court by the date that is three (3) calendar days after the Petition Date

(c)          the Bankruptcy Court has not entered the Cash Collateral Order on an interim basis by the date that is five (5) Business Days after the Petition Date;

(d)          the Bankruptcy Court has not entered the DIP Financing Order on a final basis by the date that is thirty-five (35) calendar days after the Petition Date;

(e)           the Bankruptcy Court has not entered the Disclosure Statement Order by the date that is sixty (60) calendar days after the Petition Date;

(f)           solicitation of the Plan has not commenced by the date that is seventy (70) calendar days after the Petition Date;

(g)          the Debtors have not filed a motion seeking entry of the Sale Order by November 26, 2020;

(h)          the Bankruptcy Court has not entered the Confirmation Order by February 25, 2021;

(i)            the Plan Effective Date has not occurred by March 11, 2021;

(j)            the breach in any material respect by a Company Party of any of the representations, warranties, or covenants of the Company Parties set forth in this Agreement that (i) is adverse to the Consenting Stakeholders seeking termination pursuant to this provision and (ii) remains uncured for ten (10) Business Days after such terminating Consenting Stakeholders transmit a written notice in accordance with Section 13.11 hereof detailing any such breach;

(k)           the DIP ABL Facility (as applicable) is terminated and accelerated in accordance with its terms;

(l)            the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, including the Bankruptcy Court, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for fifteen (15) Business Days after such terminating Consenting Stakeholders transmit a written notice in accordance with Section 13.11 hereof detailing any such issuance; provided that this termination right may not be exercised by any Party that sought or requested such ruling or order in contravention of any obligation set out in this Agreement;

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(m)         the Bankruptcy Court enters an order denying confirmation of the Plan or the Confirmation Order is reversed or vacated;

(n)          the entry of an order by the Bankruptcy Court, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the Required Consenting Stakeholders, not to be unreasonably withheld), (i) dismissing any of the Chapter 11 Cases, (ii) converting one or more of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, or (iii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases;

(o)          any Company Party (i) files, waives, amends or modifies, or files a pleading seeking approval of any Definitive Document or authority to waive, amend or modify any Definitive Document (including any waiver of any term or condition therein) in a manner that is materially inconsistent with, or constitutes a material breach of, this Agreement (including with respect to the consent rights afforded the Consenting Stakeholders under this Agreement), without the prior written consent of the Required Consenting Stakeholders, (ii) withdraws the Plan without the prior consent of the Required Consenting Stakeholders, or (iii) publicly announces its intention to take any such acts listed in the foregoing clause (i) or (ii), in the case of each of the foregoing clauses (i) through (iii), which remains uncured (to the extent curable) for five (5) Business Days after such terminating Consenting Stakeholders transmit a written notice in accordance with Section 15.10 of this Agreement detailing any of the foregoing;

(p)          any Company Party files or supports another party in filing (i) a motion or pleading challenging the amount, validity, or priority of any claims held by any Consenting Stakeholder against the Company Parties (or any liens securing such claims) or (ii) a motion or pleading asserting (or seeking standing to assert) any purported claims or causes of action against any of the Consenting Stakeholders;

(q)          the Bankruptcy Court grants relief that is materially inconsistent with this Agreement or the Plan (in each case, with such amendments and modifications as have been effected in accordance with the terms hereof);

(r)            any Company Party files, proposes, or otherwise supports any plan of liquidation, asset sale of all or substantially all of a Company Party’s assets or plan of reorganization other than the Plan;

(s)          the Bankruptcy Court enters an order terminating the Debtors’ exclusive right to file or solicit acceptances of a plan of reorganization (including the Plan); or

(t)           any court of competent jurisdiction has entered a final, non-appealable judgment or order declaring this Agreement to be unenforceable.

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11.02.     Company Party Termination Events.  Any Company Party may terminate this Agreement as to all Parties upon prior written notice to all Parties in accordance with Section 13.11 hereof upon the occurrence of any of the following events:

(a)          the breach in any material respect by one or more of the Consenting Stakeholders of any provision set forth in this Agreement and (i) such breach remains uncured for a period of fifteen (15) Business Days after the receipt by the Consenting Stakeholders of notice of such breach and (ii) the non-breaching Consenting Stakeholders no longer collectively beneficially own or control at least two-thirds of the aggregate principal amount of Term Loan Claims;

(b)          the board of directors, board of managers, or such similar governing body of any Company Party determines, after consulting with counsel, (i) that proceeding with any of the Restructuring Transactions or the Sale Transaction would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal other than the Sale Transaction;

(c)          the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, including the Bankruptcy Court, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for fifteen (15) Business Days after the terminating Company Party transmits a written notice in accordance with Section 13.11 hereof detailing any such issuance; provided that this termination right shall not apply to or be exercised by any Company Party that sought or requested such ruling or order in contravention of any obligation or restriction set out in this Agreement; or

(d)          the Bankruptcy Court enters an order denying confirmation of the Plan.

11.03.     Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among all of the following: (a) the Required Consenting Stakeholders and (b) each Company Party.

11.04.     Individual Termination.  Any individual Consenting Stakeholder may terminate this Agreement, as to itself only, by the delivery to the Company Parties of a written notice in accordance with Section 13.11 hereof if (a) the Plan Effective Date has not occurred by the Outside Date or (b) Section 11.01(o) is breached by any Company Party with respect to such Consenting Stakeholder.

11.05.    Automatic Termination.  This Agreement shall terminate automatically without any further required action or notice immediately after the Plan Effective Date.

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11.06.     Effect of Termination.  Upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect as to such Party and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or causes of action.  Upon the occurrence of a Termination Date prior to the Confirmation Order being entered by a Bankruptcy Court, any and all consents, agreements, undertakings, waivers, forbearances, votes or ballots tendered by the Parties subject to such termination before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement or otherwise; provided any Consenting Stakeholder withdrawing or changing its vote pursuant to this Section 11.06 shall promptly provide written notice of such withdrawal or change to each other Party to this Agreement and, if such withdrawal or change occurs on or after the Petition Date, file notice of such withdrawal or change with the Bankruptcy Court. Nothing in this Agreement shall be construed as prohibiting a Company Party or any of the Consenting Stakeholders from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company Party or the ability of any Company Party to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Stakeholder, and (b) any right of any Consenting Stakeholder, or the ability of any Consenting Stakeholder, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or Consenting Stakeholder. No purported termination of this Agreement shall be effective under this Section 11.06 or otherwise if the Party seeking to terminate this Agreement is in material breach of this Agreement, except a termination pursuant to Section 11.02(b) or Section 11.02(d). Nothing in this Section 11.06 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 11.02(b).

Section 12.       Amendments and Waivers.

(a)          This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 12.

(b)         This Agreement may be modified, amended, or supplemented, or a condition or requirement of this Agreement may be waived, in a writing signed by: (a) each Company Party and (b) the Required Consenting Stakeholders; provided that if the proposed modification, amendment, waiver, or supplement has a material, disproportionate, and adverse effect on any of the Company Claims/Interests held by a Consenting Stakeholder, then the consent of each such affected Consenting Stakeholder shall also be required to effectuate such modification, amendment, waiver or supplement; provided, further, that (i) any modification, amendment, or supplement to the definition of “Outside Date” shall not be binding on any Consenting Stakeholder that has not provided its prior written consent to such amendment, (ii) any modification, amendment, or supplement to the definition of “Required Consenting Stakeholders” shall require the prior written consent of each Consenting Stakeholder, (iii) any modification, amendment, or supplement to Section 11.04 hereof shall require the prior written consent of each Consenting Stakeholder, (iv) any modification, amendment, or supplement to Section 4.03 shall not be binding on any Consenting Stakeholder that has not provided its prior written consent to such amendment, and (v) any modification, amendment or supplement to this Section 12 shall require the prior written consent of each Consenting Stakeholder.

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(c)          Any proposed modification, amendment, waiver or supplement that does not comply with this Section 12 shall be ineffective and void ab initio.

(d)         The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

Section 13.       Miscellaneous.

13.01.     Acknowledgement. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise.  Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, and/or other applicable Law.

13.02.     Tax Matters. The Parties will work together in good faith to structure and implement the Restructuring Transactions in a tax efficient manner; provided that such tax structure shall be reasonably acceptable to the Required Consenting Stakeholders and the Company Parties.

13.03.      Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signatures pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

13.04.     Further Assurances.  Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions and the Sale Transaction, as applicable.

13.05.     Complete Agreement.  Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the Parties with respect thereto, other than any Confidentiality Agreement.

13.06.     GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM.  EXCEPT TO THE EXTENT SUPERSEDED BY FEDERAL BANKRUPTCY LAW, THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.  Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (b) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (c) waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party hereto.

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13.07.    Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.08.     Execution of Agreement.  This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.  Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

13.09.     Rules of Construction.  This Agreement is the product of negotiations among the Company Parties and the Consenting Stakeholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Company Parties and the Consenting Stakeholders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

13.10.     Successors and Assigns; Third Parties.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.

13.11.     Notices.  All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)	if to a Company Party, to:

Ascena Retail Group, Inc.
933 MacArthur Boulevard
Mahwah, New Jersey 07430

Attn:	Michael Veitenheimer
Email:	michael.veitenheimer@ascenaretail.com

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with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:	Steven N. Serajeddini
Email:	steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654

Attn:	John R. Luze
Jeff Michalik
Email:	john.luze@kirkland.com
jeff.michalik@kirkland.com

(b)	if to a Consenting Stakeholder, to:

Milbank LLP
55 Hudson Yards
New York, NY 10001-2163

Attn:	Evan R. Fleck
Abigail L. Debold
Email:	efleck@milbank.com
adebold@milbank.com

(c)	if to the members of the Ad Hoc Group, in their capacities as Consenting Stakeholders:

King & Spalding LLP

1185 Avenue of the Americas

34th Floor

New York, NY 10036

Attn:	Arthur Steinberg
Michael Handler
Email:	asteinberg@kslaw.com
mhandler@kslaw.com

Any notice given by delivery, mail, or courier shall be effective when received.

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13.12.     Fees and Expenses. The Company Parties shall pay and reimburse all reasonable and documented fees and expenses when due (including travel costs and expenses) and all outstanding and unpaid amounts incurred in connection with the Restructuring Transactions (including, for the avoidance of doubt, all reasonable and documented fees and expenses incurred prior to the date hereof) of the attorneys, accountants, other professionals, advisors, and consultants of the Lender Group (whether incurred directly or on their behalf and regardless of whether such fees and expenses are incurred before or after the Petition Date), including the fees and expenses of Greenhill, Milbank, Whiteford Taylor, and Loyens, including all amounts payable or reimbursable under applicable fee or engagement letters (including any success or transaction fees when earned) with the Company Parties (which agreements shall not be terminated by the Company Parties before the termination of this Agreement). The Company Parties shall pay and reimburse all reasonable and documented fees and expenses incurred prior to and outstanding as of closing date of the DIP Term Agreement of King & Spalding LLP and McGuireWoods LLP in connection with their representation of the Ad Hoc Group in the Chapter 11 Cases.

13.13.     Reservation of Rights. After the termination of this Agreement pursuant to Section 11, the Parties each fully reserve any and all of their respective rights, remedies, claims, and interests, subject to Section 11 in the case of any claim for breach of this Agreement. Further, nothing in herein shall be construed to prohibit any Party from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases, so long as such appearance and the positions advocated in connection therewith are consistent with this Agreement and the Plan and are not for the purpose of, and could not reasonably be expected to have the effect of, hindering, delaying or preventing the consummation of the Restructuring Transactions or the Sale Transaction.

13.14.     Independent Due Diligence and Decision Making. Each Consenting Stakeholder hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Company Parties, and without reliance on any statement of any other Party or Entity (other than such express representations or warranties of the Company Parties contained herein).

13.15.     Enforceability of Agreement. Each of the Parties to the extent enforceable waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising termination rights under this Agreement, to the extent the Bankruptcy Court determines that such relief is required.

13.16.     Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

13.17.     Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

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13.18.     Several, Not Joint, Claims. Except where otherwise specified, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

13.19.     Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

13.20.     Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

13.21.     Capacities of Consenting Stakeholders. Each Consenting Stakeholder has entered into this agreement on account of all Company Claims/Interests that it holds (directly or through discretionary accounts that it manages or advises) and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims/Interests.

13.22.     Relationship Among Consenting Stakeholders and the Company Parties. None of the Consenting Stakeholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities to each other, any Consenting Stakeholder, the Company Parties, or any of the Company Parties’ creditors or other stakeholders, and, other than as expressly set forth herein, there are no commitments among or between the Consenting Stakeholders. It is understood and agreed that any Consenting Stakeholder may trade in any debt or equity securities of the Company Parties without the consent of the Company Parties or any other Consenting Stakeholder, subject to applicable securities laws and this Agreement, including Section 8 hereof. No prior history, pattern or practice of sharing confidences among or between any of the Consenting Stakeholders and/or the Company Parties shall in any way affect or negate this understanding and agreement.

13.23.     Direction to the Agent. By their signatures to this Agreement, the Initial Consenting Stakeholders signatory thereto, constituting Required Lenders under the Term Loan Credit Agreement hereby direct and authorize the Administrative Agent (or any of its Affiliates) to (i) consent to the entry of the Cash Collateral Order (each of the Initial Consenting Stakeholders hereby authorizes Milbank, LLP, as counsel for the Initial Consenting Stakeholders, to direct the administrative agent under the Term Loan Credit Agreement to consent to the entry of the Cash Collateral Order), (ii) to execute an acknowledgement to the supplement to the existing security agreement in respect of the equity held by the Loan Parties (as defined in the Term Loan Credit Agreement) in the LuxCo Entities as contemplated by this Agreement and (iii) to execute any documentation deemed reasonably necessary by the Administrative Agent or its Affiliates to evidence such consent or acknowledgment, as applicable (the direction by the Required Lenders hereunder to the Administrative Agent to grant such consent and acknowledgment, as applicable, and to take actions deemed reasonably necessary by it to evidence such consent or acknowledgment, as applicable, is hereinafter referred to as the “Direction”). For the avoidance of doubt, the Initial Consenting Stakeholders agree that the consents and acknowledgments granted, and the actions taken, by the Administrative Agent and its Affiliates pursuant to and arising out of the Direction are indemnified actions covered by the indemnification provisions of Section 9.03 of the Term Loan Credit Agreement. This Direction shall be governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding Section 13.10, the Administrative Agent is a third party beneficiary to this Section 13.23 and is relying thereon in taking action in accordance with the Direction.

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13.24.     Resolicitation Waiver. The Consenting Stakeholders hereby waiver any rights or entitlements to resolicitation with respect to the Plan, and the Parties agree that no resolicitation is necessary.

13.25.     Email Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, pursuant to Section 3.02, Section 12, or otherwise, including a written approval by the Company Parties or the Required Consenting Stakeholders, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

13.26.     Publicity. The Company Parties will submit to Milbank all press releases, public filings, or public announcements, in each case, to be made by any of the Company Parties announcing entry into this Agreement or the transactions contemplated hereby in advance of release and will reasonably consult with Milbank with respect to such communications. Except as required by law or regulation or by any governmental or regulatory (including self-regulatory) authority, no Party or its advisors shall (a) use the name of any Consenting Stakeholder in any public manner (including in any press release) or (b) disclose to any Person (including, for the avoidance of doubt, any other Consenting Stakeholder), other than legal, accounting, financial and other advisors to the Company Parties, the principal amount or percentage of Term Loan Claims, in each case, without such Consenting Stakeholder’s prior written consent; provided that (i) if such disclosure is required by law, subpoena, or other legal process or regulation or by any governmental or regulatory (including self-regulatory) authority, the disclosing Party shall afford the relevant Consenting Stakeholder a reasonable opportunity to review and comment in advance of such disclosure if reasonably practicable and permitted by applicable law and shall take all reasonable measures to limit such disclosure to the extent permitted by applicable law and (ii) the foregoing shall not prohibit the public disclosure, including in connection with the Chapter 11 Cases, of the aggregate percentage or aggregate principal amount of Claims held by all the Consenting Stakeholders collectively. Notwithstanding the foregoing, (x) any Party hereto may disclose the identities of the Parties hereto in any action to enforce this Agreement or in an action for damages as a result of any breaches hereof and (y) any Party hereto may disclose, to the extent expressly consented to in writing by a Consenting Stakeholder, such Consenting Stakeholder’s identity and individual holdings.

13.27.     Amendment; Ratification. The Initial Restructuring Support Agreement shall be deemed amended and supplemented as set forth in this Agreement to the maximum extent set forth in Section 12 of the Initial Restructuring Support Agreement and this Agreement. This Agreement constitutes a valid amendment to the Initial Restructuring Support Agreement in accordance with its terms. On and after the date hereof, whenever this Agreement or the Initial Restructuring Support Agreement is referred to in any agreements, documents, or instruments, such reference shall be deemed to be to this Agreement and the Initial Restructuring Support Agreement amended and supplement in accordance with the terms of this Agreement.

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13.28.     Proceeds of the Sale Transaction. Except as may be required to pay in full in cash obligations outstanding under the DIP Term Facility, no proceeds of the Sale Transaction shall be distributed to holders of Term Loan Claims prior to the Plan Effective Date absent the prior written consent of the Company Parties and the Required Consenting Stakeholders. For the avoidance of doubt, the Debtors may distribute proceeds of the Sale Transaction to holders of Term Loan Claims prior to the Plan Effective Date in accordance with the terms of the Sale Order.

13.29.     Amendment to the DIP Milestones. Each Consenting Stakeholder who is also a lender under the DIP Term Facility hereby consents and agrees, in its capacity as a lender under the DIP Term Facility, that any milestones regarding entry of the Confirmation Order and the Plan Effective Date that are included in the DIP Term Loan Credit Agreement shall be amended to the same dates as provided in Sections 11.01(h) and 11.01(i) of this Agreement, respectively. For the avoidance of doubt, the DIP Term Loan Obligations (as defined in the DIP Financing Order), including the Redemption Premium, shall be paid in full in cash on the Closing Date in accordance with the terms of the Sale Order.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

[Signature pages follow.]

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Company Parties’ Signature Page to
the Second Amended and Restated Restructuring Support Agreement

Ascena retail group, inc.

and the other COMPANY PARTIES

By:	/s/ Carrie W. Teffner
Name: Carrie W. Teffner
Authorized Signatory

ANNTAYLOR LOFT GP LUX S.À R.L.

By:	/s/ Marc Crawford
Name: Marc Crawford
Title: authorised signatory

ANNTAYLOR LOFT BORROWER LUX SCS

By:	/s/ Marc Crawford
Name: Marc Crawford
Title: authorised signatory

Consenting Stakeholder Signature Page to
the Second Amended and Restated Restructuring Support Agreement

[CONSENTING STAKEHOLDER SIGNATURE PAGES On file with the Company]

EXHIBIT A

Company Parties

Ascena Retail Group, Inc.

933 Inspiration LLC

ANN Card Services, Inc.

ANN, Inc.

AnnCo, Inc.

AnnTaylor Distribution Services, Inc.

AnnTaylor of Puerto Rico, Inc.

AnnTaylor Retail, Inc.

AnnTaylor, Inc.

AnnTaylor Loft Borrower Lux SCS

AnnTaylor Loft GP Lux S.À R.L.

Ascena Retail Holdings, Inc.

Ascena Trade Services, LLC

ASNA Plus Fashion, Inc.

ASNA Value Fashion LLC

BackingBrands Buying Agent, LLC

BackingBrands Solutions, LLC

C.S.F. Corp.

Catalog Receivables LLC

Catalog Seller LLC

Catherines #5124, Inc.

Catherines #5147, Inc.

Catherines Stores Corporation

Catherines, Inc.

CCTM, Inc.

Charming Sales Co. Four, Inc.

Charming Sales Co. One, Inc.

Charming Sales Co. Three, Inc.

Charming Sales Co. Two, Inc.

Charming Shoppes of Delaware, Inc.

Charming Shoppes Receivables Corp.

Charming Shoppes Seller, Inc.

Charming Shoppes Street, Inc.

Charming Shoppes, Inc.

Chestnut Acquisition Sub Inc.

Crosstown Traders, Inc.

CS Holdco II Inc.

CSGC, Inc.

CSI Industries, Inc.

CSPE, LLC

DBI Holdings, Inc.

DBCM Holdings, LLC

DBX, Inc.

Duluth Real Estate LLC

Etna Retail DC, LLC

Fashion Apparel Sourcing LLC

Fashion Service Fulfillment Corporation

Fashion Service LLC

GC Fulfillment, LLC

Lane Bryant #6243, Inc.

Lane Bryant of Pennsylvania, Inc.

Lane Bryant Outlet 4106, Inc.

Lane Bryant Purchasing Corp.

Lane Bryant, Inc.

PSTM, Inc.

Sponsi, Inc.

Spirit of America, Inc.

Too GC, LLC

Tween Brands Agency, Inc.

Tween Brands Direct Services Inc.

Tween Brands Investment, LLC

Tween Brands Marketing, Inc.

Tween Brands Service Co.

Tween Brands, Inc.

Winks Lane, Inc.

Worldwide Retail Holdings, Inc.

EXHIBIT B

Restructuring Term Sheet

[Attached]

Execution Version

Ascena Retail Group, Inc., et al.

Restructuring Term Sheet1

This term sheet (the “Restructuring Term Sheet”) sets forth the principal terms of the Restructuring Transactions. The Restructuring Transactions will be consummated through cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (the “Bankruptcy Court”) and as otherwise set forth in the Restructuring Support Agreement. This Restructuring Term Sheet does not include a description of all of the terms, conditions, and other provisions that are to be contained in the definitive documentation governing the Restructuring Transactions, which shall be subject to the applicable consent and approval rights of the Parties as set forth in the Restructuring Support Agreement.

THIS RESTRUCTURING TERM SHEET DOES NOT CONSTITUTE (NOR WILL IT BE CONSTRUED AS) AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY CHAPTER 11 PLAN OF REORGANIZATION, IT BEING UNDERSTOOD THAT SUCH A SOLICITATION, IF ANY, SHALL BE MADE ONLY IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY AND/OR OTHER APPLICABLE STATUTES, RULES, AND LAWS.

UNLESS OTHERWISE SET FORTH HEREIN, TO THE EXTENT THAT ANY PROVISION OF THIS RESTRUCTURING TERM SHEET IS INCONSISTENT WITH ANOTHER PROVISION OF THE RESTRUCTURING SUPPORT AGREEMENT, THE TERMS OF THIS RESTRUCTURING TERM SHEET WITH RESPECT TO SUCH PROVISION SHALL CONTROL.

OVERVIEW
Implementation

The Debtors will effectuate the Restructuring Transactions through the filing of the Chapter 11 Cases and confirmation of the Plan, which shall be consistent with this Restructuring Term Sheet, subject to the terms and conditions set forth in the Restructuring Support Agreement. As further described herein and in the Restructuring Support Agreement, including the Backstop Commitment Letter, the Restructuring Transactions shall be funded through: (i) the consensual use of cash collateral under the Cash Collateral Order and the DIP Financing Order; (ii) a DIP Term Facility including $150 million in New Money DIP Loans and $161.8 million in Roll-Up DIP Loans; (iii) as applicable, a DIP ABL Facility; and (iv) the Exit Facilities.

The Plan will constitute a separate chapter 11 plan of reorganization for each Debtor. For the avoidance of doubt, any action required to be taken by the Debtors on the Plan Effective Date pursuant to this Restructuring Term Sheet may be taken on the Plan Effective Date or as soon as is reasonably practicable thereafter.

FINANCING
DIP ABL Facility	The Debtors may obtain a commitment from certain ABL Lenders to provide an up to $400 million senior secured asset-based revolving debtor-in-possession credit facility (the “DIP ABL Facility”), pursuant to which the commitments and loans of the ABL Lenders under the ABL Facility will convert into the DIP ABL Facility during the Chapter 11 Cases pursuant to the DIP Financing Order, and will obtain a commitment from certain lenders to provide the Exit ABL Facility in an amount not less than $400 million subject to the conditions set forth in the ABL Commitment Letter.

1	Capitalized terms used but not defined in this Restructuring Term Sheet have the meanings ascribed to them in (i) the Restructuring Support Agreement, dated as of July 23, 2020 (the “Restructuring Support Agreement”), to which this Restructuring Term Sheet is attached as Exhibit B or (ii) Annex I hereto.

DIP Term Facility

Certain Prepetition Term Lenders (as defined in the Backstop Commitment Letter) and/or their affiliates (in their capacities as such, the “Backstop Commitment Parties”) have committed to provide the Debtors with an up to $311.8 million superpriority senior secured debtor-in-possession term loan credit facility (the “DIP Term Facility”) consisting of (a) $150 million in new money term loans (the “New Money DIP Loans”) and (b) $161.8 million of term loans (the “Roll-Up DIP Loans” and, together with the New Money DIP Loans, the “DIP Term Loans”) rolling Term Loan Claims held by the DIP Term Lenders that provide New Money DIP Loans on the terms and conditions set forth in the Backstop Commitment Letter and the DIP Financing Order. Prepetition Term Lenders (including, for the avoidance of doubt, the Backstop Commitment Parties) will have the right to commit to their ratable share of 50% of the DIP Term Facility up to the date that is expected to be 10 business days after distribution of the Syndication Materials, which is estimated to occur within 5 business days after the Petition Date, by executing the Restructuring Support Agreement and taking such other actions as specified in the Syndication Materials. For the avoidance of doubt, participation in the DIP Term Facility shall include a commitment to convert the DIP Term Loans into First Out Exit Term Loans on the Plan Effective Date if certain conditions as set forth in the DIP Term Agreement and Exit Facility Term Sheet attached as Exhibit D to the Restructuring Support Agreement are satisfied

The Cash Collateral Order and DIP Financing Order will include customary adequate protection for the Term Lenders, including, without limitation, and as acceptable to the Majority Backstop Commitment Parties:

i.        superpriority adequate protection claims and adequate protection liens to the extent of any diminution in value in the collateral securing the Term Loan Claims, which adequate protection liens shall include liens on all unencumbered assets of the Debtors (excluding any assets that qualify as ABL Priority Collateral (as defined in the ABL Credit Agreement) and including the funding account for the DIP Term Facility and 100% of the equity interests in the LuxCo Entities);

ii.       payment of the fees and expenses of the Lender Group’s advisors; and

iii.      the reporting and milestones described below.

Material terms for the DIP Term Loans include, without limitation and as set forth in the Form DIP Credit Agreement:

a.       Maturity: Earlier of (i) 6 months after the Effective Date of the DIP Term Agreement, (ii) conversion into the First Out Term Loan Facility, (iii) dismissal of the Chapter 11 Cases, (iv) acceleration, (v) a sale of all or substantially all of the Debtors’ assets, and (vi) the Plan Effective Date

b.        Coupon: L+1,175 bps

c.        LIBOR Floor: 1.00%

d.       Commitment Payment: 250 bps payable in cash on the principal amount of New Money DIP Loans to all DIP Term Lenders that provide New Money DIP Loans (including the Backstop Commitment Parties)

e.       Seasoning/Fronting: Fees to be paid by the Company Parties (in addition to the Backstop Premium and Commitment Payment)

f.        Mechanics: Full amount of the New Money DIP Term Loans may be drawn after entry of the DIP Financing Order, subject to the terms and conditions set forth in the DIP Credit Agreement   g.       Ratings Covenant: Commercially reasonable efforts to obtain a rating by each of S&P and Moody’s within 15 days of the entry of the DIP Financing Order

h.       Milestones: Consistent with the milestones contained in sections 11.01(a) through 11.01(g) of the Restructuring Support Agreement.

i.         Events of Default: Customary debtor-in-possession facility “Events of Default”

j.         Covenants: Customary covenants for similarly sized debtor-in-possession facilities

k.        Reporting: Monthly, quarterly and annual Financial Statements; weekly reports of liquidity and line-item receipts and disbursements (including professional fees); weekly advisor and lender steering committee calls

l.        Variance Reporting: Delivered weekly, with written explanations for variances above 15% of actual receipts or actual operating disbursements (unless the dollar amount corresponding to such percentage variance is less than $1 million)

m.       Budget: Delivered monthly, subject to approval of the Required Lenders

n.        Permitted Variance: 20%, tested on a cumulative basis, tested weekly on a 4-week rolling basis, of total net cash flow to projected net cash flow, applicable only when Liquidity (as defined in the Form DIP Credit Agreement) is less than $150 million

o.        Liquidity Covenant: Minimum Liquidity of $100 million

p.      Collateral: First priority on all collateral securing the Term Loan Claims and all unencumbered assets (excluding any assets that qualify as ABL Priority Collateral, which shall be subject to a second priority lien), including, for the avoidance of doubt, a first priority interest in the funding account for the DIP Term Facility and 100% of the equity interests in the LuxCo Entities

q.       Use of Proceeds: To be used in accordance with the approved budget for (i) transaction expenses, (ii) adequate protection payments, (iii) fund Carve Out and (iv) general corporate purposes. Up to $50 million of the proceeds of the DIP Term Loans may be used to repay any DIP ABL Facility Claims in cash

The DIP Term Loans will be repaid in cash on their stated maturity date; provided that, if certain conditions as set forth in the DIP Term Agreement and Exit Facility Term Sheet attached as Exhibit D to the Restructuring Support Agreement are satisfied, on the Conversion Date (as defined in the DIP Term Agreement), the DIP Term Loans held as of the date that is 2 Business Days prior to the Plan Effective Date will be converted to loans under the First Out Term Loan Facility (the “First Out Exit Term Loans”) on the terms and conditions set forth in the DIP Term Agreement and the Exit Facility Term Sheet; provided that upon certain events described in the DIP Term Agreement and if the Conversion Date has not occurred, each DIP Term Loan shall be repaid with a non-refundable aggregate premium in an amount equal to 11.23% of the DIP Term Loans so repaid in cash on the date on which such DIP Term Loans are repaid, and shall be subject to the withholding provisions set forth in Section 2.15 of the DIP Term Agreement.

Backstop Commitment

Pursuant to the Backstop Commitment Letter, the Backstop Commitment Parties will, in the allocations set forth on Schedule 1 thereto, (a) provide 50% of the DIP Term Loans and First Out Exit Term Loans and (b) provide any DIP Term Loans and First Out Exit Term Loans not provided by other Prepetition Term Lenders in accordance with the syndication process described above.

As consideration for the Backstop Commitments and agreements of the Backstop Commitment Parties under the Restructuring Support Agreement, Ascena Topco will pay (or cause to be paid) to the Backstop Commitment Parties (or, at any Backstop Commitment Party’s option and upon such Related Lender’s designation (which may be provided by electronic communication), its Related Lender), a non-refundable backstop premium equal to $7.5 million (the “Backstop Premium”),[2] which shall be allocated to each Backstop Commitment Party, in an amount equal to (1) its percentage set forth on Schedule 2 to the Backstop Commitment Letter (the “Backstop Percentage”), multiplied by (2) the Backstop Premium, which shall be fully earned, nonrefundable and non-avoidable on the execution of the Backstop Commitment Letter and payable, free and clear of any withholding tax, in cash upon the funding of the New Money DIP Loans.

If (a) a Termination Date occurs prior to the funding of the DIP Term Facility or (b) the DIP Term Facility has been funded and the Conversion Date does not occur, a non-refundable aggregate premium in an amount equal to $7.5 million shall be payable, free and clear of any withholding tax, in cash (the “Termination Premium”) on the Termination Date, in the case of clause (a), or the date on which the DIP Term Loans are repaid in full in cash, in the case of clause (b), which shall be allocated to each Backstop Commitment Party in an amount equal to (1) its Backstop Percentage, multiplied by (2) the Termination Premium.

Definitive Documents	Any documents, including any Definitive Documents, that remain the subject of negotiation as of the Agreement Effective Date shall be subject to the rights and obligations set forth in the Restructuring Support Agreement. Failure to reference such rights and obligations as it relates to any document referenced in this Restructuring Term Sheet shall not impair such rights and obligations.

2	For tax purposes, unless otherwise required by a change in applicable tax law or contrary determination (as defined in Section 1313(a) of the Internal Revenue Code of 1986, as amended), the Company Parties and the Backstop Commitment Parties will (i) treat the Backstop Premium and the Termination Premium as premiums paid by Ascena Topco to the Backstop Commitment Parties in exchange for the issuance of a put right to Ascena Topco with respect to the DIP Term Facility and (ii) not take any tax position inconsistent with the tax treatment described in clause (i).

TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN
DIP ABL Facility Claims

To the extent the Debtors obtain a commitment for a DIP ABL Facility that is funded prior to the Plan Effective Date, the Plan shall provide as follows:

i.        If those certain conversion conditions set forth in the DIP ABL Agreement remain unsatisfied as of the Plan Effective Date, on the Plan Effective Date, each holder of an allowed DIP ABL Facility Claim shall receive, unless such holder agrees to less favorable treatment, cash in an amount equal to its allowed DIP ABL Facility Claim in full and final satisfaction, release, and discharge of, and in exchange for, such allowed DIP ABL Facility Claim.

ii.       If those certain conversion conditions as set forth in the DIP ABL Agreement are fully satisfied as of the Plan Effective Date, on the Plan Effective Date, each holder of an allowed DIP ABL Facility Claim shall receive, unless such holder agrees to less favorable treatment, its pro rata share of participation in the Exit ABL Facility.

DIP Term Facility Claims	On the Plan Effective Date, each holder of an allowed DIP Term Facility Claim shall receive, unless such holder agrees to less favorable treatment and subject to the terms and conditions of the DIP Term Facility and the Exit Facility Term Sheet, cash in an amount equal to its allowed DIP Term Facility Claim; provided that, if certain conditions as set forth in the DIP Term Agreement and Exit Facility Term Sheet are satisfied, each holder of an allowed DIP Term Facility Claim shall receive (i) loans arising under the First Out Exit Term Loan Facility in an amount equal to such holder’s allowed DIP Term Facility Claim and (ii) cash on account of accrued and unpaid interest and other charges payable through the Plan Effective Date, in full and final satisfaction, release, and discharge of, and in exchange for, such allowed DIP Term Facility Claim.
Administrative Claims	On the Plan Effective Date, each holder of an allowed Administrative Claim shall receive payment in full in cash.
Priority Tax Claims	On the Plan Effective Date, each holder of an allowed Priority Tax Claim shall receive treatment in a manner consistent with section 1129(a)(9)(C) of the Bankruptcy Code.
Other Secured Claims

Each holder of an allowed Other Secured Claim shall receive, at the option of the applicable Debtor:

i.        payment in full in cash;

ii.       delivery of the collateral securing any such Claim and payment of any interest required under section 506(b) of the Bankruptcy Code;

iii.      reinstatement of such Claim; or

iv.      other treatment rendering such Claim unimpaired.

Other Priority Claims	Each holder of an Other Priority Claim shall receive payment in full in cash or other treatment rendering such Claim unimpaired.

ABL Claims

To the extent any allowed ABL Claims remain outstanding on the Plan Effective Date, each holder of an allowed ABL Claim shall receive:

i.         payment in full in cash of its allowed ABL Claim;

ii.        the collateral securing its allowed ABL Claim;

iii.       reinstatement of its allowed ABL Claim under the Exit ABL Facility; or

iv.      such other treatment that renders its allowed ABL Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.

Term Loan Claims

Each holder of an allowed Term Loan Claim shall receive its pro rata share of:

i.        $88.2 million of Last Out Term Loans, which shall include the terms set forth in the Exit Facility Term Sheet; and

ii.       55.1% of the common shares of Reorganized Ascena (such shares, the “New Common Stock”) less the percentage of New Common Stock distributed as the Equity Premium (as defined below), subject to dilution on account of the Management Incentive Plan.

General Unsecured Claims

i.        If holders of allowed General Unsecured Claims vote as a class to accept the Plan, each holder of an allowed General Unsecured Claim shall receive its pro rata share of cash in an aggregate amount equal to $500,000, as determined by the Debtors and the Required Consenting Stakeholders.

ii.       If holders of allowed General Unsecured Claims vote as a class to reject the Plan, each holder of an allowed General Unsecured Claim shall receive treatment consistent with section 1129(a)(7) of the Bankruptcy Code, as determined by the Debtors and the Required Consenting Stakeholders.

Intercompany Claims	Each allowed Intercompany Claim shall be reinstated, distributed, contributed, set off, settled, cancelled and released, or otherwise addressed at the option of the Reorganized Debtors.
Intercompany Interests	Intercompany Interests shall receive no recovery or distribution and be reinstated solely to the extent necessary to maintain the Debtors’ corporate structure.
Interests in Ascena	Each holder of an allowed Interest in Ascena shall have such Interest cancelled, released, and extinguished without any distribution.
CHAPTER 11 PLAN RELEASES, EXCULPATION, AND INJUNCTION PROVISIONS
Discharge of Claims and Termination of Interests	Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Plan Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Plan Effective Date by the Reorganized Debtors), Interests, and Causes of Action against any Debtor of any nature whatsoever, including any interest accrued on Claims from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Plan Effective Date, any liability (including withdrawal liability) to the extent such Claims or Causes of Action accrued before the Plan Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim based upon such debt or right is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a Claim or Interest has accepted the Plan. Any default or “event of default” by the Debtors or their Affiliates with respect to any Claim that existed immediately before or on account of the filing of the Chapter 11 Cases shall be deemed cured (and no longer continuing) as of the Plan Effective Date. Unless expressly provided in the Plan, the Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Plan Effective Date occurring.

Releases by the Debtors	Effective as of the Plan Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Plan Effective Date, each Released Party is conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by each and all of the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities, from any and all Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the Debtors, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim against, or Interest in, a Debtor or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the ABL Credit Agreement, the Term Loan Credit Agreement, the Chapter 11 Cases, the Restructuring Support Agreement, the formulation, preparation, dissemination, negotiation, entry into, or filing of, as applicable, the Restructuring Support Agreement and related prepetition transactions, the Backstop Commitment Letter, the Disclosure Statement, the New Corporate Governance Documents, the Plan, the Exit Facilities, the DIP Financing Order, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, Disclosure Statement, the New Corporate Governance Documents, the Exit Facilities, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Restructuring Transactions, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act, omission, transaction, agreement, event, or other occurrence (in each case, related to any of the foregoing) taking place on or before the Plan Effective Date.

Releases by Holders of Claims and Interests	Effective as of the Plan Effective Date, each Releasing Party, in each case on behalf of itself and its respective successors, assigns, and representatives, and any and all other entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities, is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Causes of Action, whether known or unknown, including any derivative claims, asserted or assertable on behalf of any of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the ABL Credit Agreement, the Term Loan Credit Agreement, the Chapter 11 Cases, the Restructuring Support Agreement, the formulation, preparation, dissemination, negotiation, entry into, or filing of, as applicable, the Restructuring Support Agreement and related prepetition transactions, the Backstop Commitment Letter, the Disclosure Statement, the New Corporate Governance Documents, the Plan, the Exit Facilities, the DIP Financing Order, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the New Corporate Governance Documents, the Exit Facilities, the Plan (including, for the avoidance of doubt, providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion), the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act, omission, transaction, agreement, event, or other occurrence (in each case, related to any of the foregoing) taking place on or before the Plan Effective Date.
Exculpation	Notwithstanding anything contained in the Plan to the contrary, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Cause of Action or any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, the Exit Facilities, the Backstop Commitment Letter, the DIP Financing Order, or any Restructuring Document, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a final order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon consummation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

Injunction	Except with respect to the obligations arising under the Plan, the DIP Financing Order, or the Confirmation Order, and except as otherwise expressly provided in the Plan, the DIP Financing Order, or the Confirmation Order, all Entities that held, hold, or may hold claims or interests or Causes of Action that have been released, discharged, or exculpated pursuant to the Plan, are permanently enjoined, from and after the Plan Effective Date, from taking any of the following actions against, as applicable, the Reorganized Debtors or the other Released Parties: (i) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests or Causes of Action; (ii) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action; (iii) creating, perfecting, or enforcing any Lien or encumbrance of any kind against such Entities or the property of such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action unless such Entity has timely asserted such setoff right in a document filed with the Bankruptcy Court explicitly preserving such setoff, and notwithstanding an indication of a claim or interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (v) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests or Causes of Action released or settled or subject to exculpation pursuant to the Plan.
OTHER TERMS OF THE RESTRUCTURING TRANSACTIONS
Equity Allocation	On the Plan Effective Date, each Consenting Stakeholder shall receive (a) its pro rata share (the numerator being such party’s holdings of First Out Exit Term Loans (including through any of its Related Parties) and the denominator being the aggregate outstanding amount of all First Out Exit Term Loans) of 44.9% of the New Common Stock, which will be subject to dilution from the Management Incentive Plan, and (b) its pro rata share (based on such party’s Backstop Percentage (including through any of its Related Parties)) of an amount of New Common Stock equal to $7.5 million, calculated assuming a total equity value of Reorganized Ascena to be agreed by the Company Parties and the Required Consenting Stakeholders (such pro rata share, the “Equity Premium”), which will be subject to dilution from the Management Incentive Plan.[3]

3	For tax purposes, unless otherwise required by a change in applicable tax law or contrary determination (as defined in Section 1313(a) of the Internal Revenue Code of 1986, as amended), (i) the Company Parties and the Consenting Stakeholders as of the Petition Date will treat the Equity Premium as acquired by such Consenting Stakeholders at the Plan Effective Date in exchange for participation in the Restructuring Transactions and for tax purposes more specifically as a put premium and (ii) not take any tax position inconsistent with the tax treatment described in clause (i).

Critical Vendors	The Debtors will seek the Bankruptcy Court’s approval to use up to $50 million in the aggregate to pay the prepetition claims of certain foreign and critical vendors, subject to the consent and consultation rights in the Restructuring Support Agreement.
LuxCo Entities	On the Execution Date, all of the previously unencumbered equity held by the Loan Parties (as defined in the Term Loan Credit Agreement) in the LuxCo Entities will be pledged as Collateral (as defined in the Term Loan Credit Agreement).
New Board

The initial board of directors, members, or managers, as applicable (each, a “Director”), of Reorganized Ascena (the “New Board”) will consist of 7 Directors, including, subject to the terms of the New Corporate Governance Documents:

i.       Carrie W. Teffner;

ii.       the CEO of Reorganized Ascena;

iii.      1 Director determined by Bain Capital Credit, LP (“Bain”);

iv.      1 Director determined by Monarch Alternative Capital LP (“Monarch”);

v.       1 Director determined collectively by Bain, Eaton Vance Management, Lion Point Capital, LP, and Monarch; and

vi.      2 Directors determined by the Backstop Commitment Parties.

Management Incentive Plan	The Reorganized Debtors will reserve a pool of up to 10% of the New Common Stock for a post-emergence management incentive plan (the “Management Incentive Plan”) for management employees of the Reorganized Debtors, which will contain terms and conditions (including, without limitation, with respect to participants, form, allocation, structure, duration and timing and extent of issuance and vesting) as determined at the discretion of the New Board after the Plan Effective Date.
Tax Structure	The Parties will work together in good faith to structure and implement the Restructuring Transactions in a tax efficient manner; provided that such tax structure shall be reasonably acceptable to the Required Consenting Stakeholders and the Company Parties.
Executory Contracts and Unexpired Leases	The Plan will provide that the executory contracts and unexpired leases that are not rejected as of the Plan Effective Date (either pursuant to the Plan or a separate motion) will be deemed assumed pursuant to section 365 of the Bankruptcy Code.

Employment Obligations	Pursuant to the Restructuring Support Agreement and this Restructuring Term Sheet, the Consenting Stakeholders consent to the continuation and assumption of all of the Debtors’ wages, compensation, and employee benefits programs according to existing terms and practices, including executive and Insider compensation and benefits programs, Insider and non-Insider severance programs, Insider and non-Insider incentive programs, and Insider and non-Insider retention programs, in each case as are in effect as of the Agreement Effective Date and have been disclosed to counsel for the Required Consenting Stakeholders, including any modifications agreed between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement (collectively, the “Employee Benefits Programs”), and any motions in the Bankruptcy Court for approval thereof; provided, however, that Employee Benefits Programs shall not include (x) any compensation, post-employment, separation or retirement arrangement with any former Insider (as of the Agreement Effective Date) or (y) any non-qualified deferred compensation plan or supplemental retirement plan, solely to the extent and such plan would benefit any former Insider (as of the Agreement Effective Date), in each case without the consent of the Required Consenting Stakeholders following the Petition Date. On the Plan Effective Date, pursuant to the Plan, the Debtors shall assume all obligations related to all Employee Benefits Programs (as agreed to be modified between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement, as applicable) and assume all employment agreements or letters, indemnification agreements, or other agreements entered into with current and former employees (as agreed to be modified between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement, as applicable) unless such employees agree to enter into new agreements on terms and conditions acceptable to the Reorganized Debtors, the Required Consenting Stakeholders and such employee. Notwithstanding the foregoing, no (x) compensation, post-employment, separation or retirement arrangement with any former Insider (as of the Agreement Effective Date) or (y) non-qualified deferred compensation plan or supplemental retirement plan, solely to the extent any such plan would benefit any former Insider (as of the Plan Effective Date), will be assumed on the Plan Effective Date, in each case without the prior consent of the Required Consenting Stakeholders.
Indemnification Obligations	Consistent with applicable law, all indemnification provisions in place as of the Plan Effective Date (whether in the by-laws, certificates of incorporation or formation, limited liability company agreements, other organizational documents, board resolutions, indemnification agreements, employment contracts, or otherwise) for current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors, as applicable, shall be reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Restructuring Transactions on terms no less favorable to such current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the indemnification provisions in place prior to the Plan Effective Date.
Subordination	The classification and treatment of Claims under the Plan shall conform to the respective contractual, legal, and equitable subordination rights of such Claims, and any such rights shall be settled, compromised, and released pursuant to the Plan.
Restructuring Transactions	The Confirmation Order shall be deemed to authorize, among other things, all actions as may be necessary or appropriate to effectuate any transaction described in, approved by, contemplated by, or necessary to consummate the Plan and the Restructuring Transactions therein. On the Plan Effective Date, the Debtors, as applicable, shall issue all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Restructuring Transactions.
Cancellation of Notes, Instruments, Certificates, and Other Documents	On the Plan Effective Date, except to the extent otherwise provided in this Restructuring Term Sheet or the Plan, all notes, instruments, certificates, and other documents evidencing Claims or Interests, including credit agreements and indentures, shall be canceled, and the Debtors’ obligations thereunder or in any way related thereto shall be deemed satisfied in full and discharged.
Retention of Jurisdiction	The Plan will provide that the Bankruptcy Court shall retain jurisdiction for usual and customary matters.

Retained Causes of Action	The Reorganized Debtors, as applicable, shall retain all rights to commence and pursue any Causes of Action, other than any Causes of Action that the Debtors have released pursuant to the release and exculpation provisions of the Plan.
Exemption from SEC Registration	The issuance of all securities under the Plan will be exempt from SEC registration under applicable law. On the Plan Effective Date, Reorganized Ascena will cease to be a public reporting company.
Conditions Precedent to the Plan Effective Date

The following, among others as agreed by the Debtors and the Required Consenting Stakeholders, shall be conditions to the Plan Effective Date:

1.      The Bankruptcy Court shall have entered the Confirmation Order, which shall:

a.        be in form and substance consistent with the Restructuring Support Agreement;

b.        authorize the Debtors to take all actions necessary to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

c.        decree that the provisions in the Confirmation Order and the Plan are nonseverable and mutually dependent;

d.        authorize the Debtors, as applicable/necessary, to: (a) implement the Restructuring Transactions; (b) issue the New Common Stock pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (c) make all distributions and issuances as required under the Plan, including cash and the New Common Stock; and (d) enter into any agreements, transactions, and sales of property as set forth in the Plan Supplement, including the Exit Facilities;

e.         authorize the implementation of the Plan in accordance with its terms; and

f.         provide that, pursuant to section 1146 of the Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any disposition or transfer of assets contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax;

2.      the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in a manner consistent in all material respects with the Restructuring Support Agreement and the Plan;

3.      the Restructuring Support Agreement shall remain in full force and effect and shall not be terminated;

4.      the documentation related to the Exit Facilities shall have been duly executed and delivered by all of the Entities that are parties thereto and all conditions precedent (other than any conditions related to the occurrence of the Plan Effective Date) to the effectiveness of the Exit Facilities shall have been satisfied or duly waived in writing in accordance with the terms of each of the Exit Facilities and the closing of the Exit Facilities shall have occurred;

5.      the Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan and each of the other transactions contemplated by the Restructuring;

6.      all actions, documents, certificates, and agreements necessary to implement the Plan (including any documents contained in the Plan Supplement) shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units, in accordance with applicable laws;

7.      all professional fees and expenses of retained professionals that require the Bankruptcy Court’s approval shall have been paid in full or amounts sufficient to pay such fees and expenses after the Effective Date shall have been placed in a professional fee escrow account pending the Bankruptcy Court’s approval of such fees and expenses;

8.      all professional fees and expenses and of the advisors to the Consenting Stakeholders shall have been paid in full in accordance with the Restructuring Support Agreement; and

9.      the Debtors shall have implemented the Restructuring Transactions in a manner consistent with the Restructuring Support Agreement and this Plan.

Waiver of Conditions Precedent to the Plan Effective Date	The Debtors, with the prior consent of the Required Consenting Stakeholders, may waive any one or more of the Conditions Precedent to the Plan Effective Date.

Execution Version

ANNEX I

DEFINITIONS

Term	Definition
ABL Commitment Letter	The letter committing certain ABL Lenders to provide the DIP ABL Facility and Exit ABL Facility on terms acceptable to the Required Consenting Stakeholders.
ABL Facility	The credit facility established by the ABL Credit Agreement.
ABL Lenders	Each of the lenders from time to time party to the ABL Credit Agreement.
Administrative Claim	A Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Plan Effective Date of preserving the Estates and operating the Debtors’ businesses; and (b) allowed Professional Fee Claims.
Causes of Action	Any claims, interests, damages, remedies, causes of action, demands, rights, actions, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, in contract, tort, law, equity, or otherwise. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to sections 362, 510, 542, 543, 544 through 550, or 553 of the Bankruptcy Code; (d) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state or foreign law fraudulent transfer or similar claim
DIP ABL Agreement	The debtor-in-possession senior secured asset-based revolving credit agreement establishing the DIP ABL Facility on terms acceptable to the Required Consenting Stakeholders.
DIP ABL Facility Claim	Any Claim derived from, based upon, or secured pursuant to the DIP ABL Agreement, including claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto, in each case, with respect to the DIP ABL Facility.
DIP Term Agreement	The Superpriority Senior Secured Debtor-In-Possession Credit Agreement in the form of the Form DIP Credit Agreement and otherwise acceptable to the Majority Backstop Commitment Parties.
DIP Term Facility Claim	Any Claim derived from, based upon, or secured pursuant to the DIP Term Agreement, including claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto, in each case, with respect to the DIP Term Facility.
DIP Term Lenders	The lenders under the DIP Term Agreement.

Term	Definition
Estate	As to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to sections 301 and 541 upon the commencement of the applicable Debtor’s Chapter 11 Case.
Exculpated Parties	Collectively, and in each case in its capacity as such: (a) each of the Debtors; (b) each of the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) any statutory committees appointed in the Chapter 11 Cases and each of their respective members; (e) each current and former Affiliate of each Entity in clause (a) through the following clause (f); and (f) each Related Party of each Entity in clause (a) through this clause (e).
Exit ABL Facility	The senior secured asset-based revolving credit facility in an aggregate amount up to $400 million and otherwise on the terms set forth in the ABL Commitment Letter and pursuant to definitive documentation acceptable to the Required Consenting Stakeholders.
Exit Facilities	Collectively, the Exit ABL Facility, the First Out Term Loan Facility, and the Last Out Term Loan Facility.
General Unsecured Claim	Any Claim that is not secured and is not (a) an Administrative Claim, (b) an Other Secured Claim, (c) a Priority Tax Claim, (d) an Other Priority Claim, (e) an ABL Claim, (f) a Term Loan Claim, or (g) an Intercompany Claim.
Intercompany Claim	Any Claim held by a Debtor or a Debtor’s affiliate against a Debtor or a Debtor’s affiliate.
Intercompany Interests	Other than an Interest in Ascena Topco, an Interest in one Debtor held by another Debtor or a Debtor’s affiliate.
Lien	Has the meaning set forth in section 101(37) of the Bankruptcy Code.
Other Priority Claim	Any Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than: (a) an Administrative Claim; or (b) a Priority Tax Claim, to the extent such Claim has not already been paid during the Chapter 11 Cases.
Other Secured Claim	Any secured Claim, other than (a) an ABL Claim, (b) a DIP ABL Facility Claim, (c) a Term Loan Claim, or (d) a DIP Term Facility Claim.
Priority Tax Claim	Any Claim of a Governmental Unit (as set forth in section 101(27) of the Bankruptcy Code) of the kind specified in section 507(a)(8) of the Bankruptcy Code.
Professional	An Entity retained in the Chapter 11 Cases pursuant to a final order in accordance with sections 327, 363, and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Plan Effective Date pursuant to sections 327, 328, 329, 330, 331, or 363 of the Bankruptcy Code.
Professional Fee Claims	All Claims for accrued, contingent, and/or unpaid fees and expenses (including transaction and success fees) incurred by a Professional in the Chapter 11 Cases on or after the Petition Date and through and including the date on which the Confirmation Order is entered that the Bankruptcy Court has not denied by final order. To the extent that the Bankruptcy Court or any higher court of competent jurisdiction denies or reduces by a final order any amount of a Professional’s fees or expenses, then those reduced or denied amounts shall no longer constitute Professional Fee Claims.

Term	Definition
Proof of Claim	A proof of Claim filed in the Chapter 11 Cases.
Related Party	With respect to any person or Entity, each of, and in each case in its capacity as such, current and former directors, managers, officers, investment committee members, special or other committee members, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, managed accounts or funds, predecessors, participants, successors, assigns, subsidiaries, Affiliates, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys (including any other attorneys or professionals retained by any current or former director or manager in his or her capacity as director or manager of an Entity), accountants, investment bankers, consultants, representatives, and other professionals and advisors of such person or Entity, and any such Person’s or Entity’s respective heirs, executors, estates, and nominees.
Released Party	Collectively, each of the following in their capacity as such: (a) each of the Debtors; (b) the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) the ABL Agent; (e) the Term Loan Agent; (f) each of the lenders and administrative agents under the Exit Facilities; (g) the Backstop Parties; (h) the DIP ABL Agent; (i) the DIP ABL Lenders; (j) the DIP Term Agent; (k) the DIP Term Lenders; (l) each current and former Affiliate of each Entity in the foregoing clause (a) through the following clause (m); and (m) each Related Party of each Entity in the foregoing clause (a) through this clause (m).
Releasing Party	Collectively, and in each case in its capacity as such: (a) each of the Debtors; (b) the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) the ABL Agent; (e) the Term Loan Agent; (f) each of the lenders and administrative agents under the Exit Facilities; (g) the Backstop Parties; (h) the DIP ABL Agent; (i) the DIP ABL Lenders; (j) the DIP Term Agent; (k) the DIP Term Lenders; (l) all holders of Claims; (m) all holders of Interests; (n) each current and former Affiliate of each Entity in foregoing clause (a) through the following clause (o); and (o) each Related Party of each Entity in the foregoing clause (a) through this clause (o); provided that, in each case, an Entity shall not be a Releasing Party if it: (x) elects to opt out of the releases contained in the Plan; or (y) timely objects to the releases contained in the Plan and such objection is not resolved before Confirmation; provided further that any such Entity shall be identified by name as a non-Releasing Party in the Confirmation Order.
Reorganized Debtors	Reorganized Ascena and each of the other Debtors, or any successor thereto, as reorganized pursuant to and under the Plan.
Term Lenders	Each of the lenders from time to time party to the Term Loan Credit Agreement.

EXHIBIT C

Backstop Commitment Letter

[Attached]

Execution version

September 9, 2020

PERSONAL AND CONFIDENTIAL

Ascena Retail Group, Inc.

933 MacArthur Boulevard

Mahwah, New Jersey 07430

Attention: Dan Lamadrid

Superpriority Senior Secured Debtor-In-Possession Term Loan Credit Facility
Amended and Restated Backstop Commitment Letter

Ladies and Gentlemen:

Ascena Retail Group, Inc. (“Ascena TopCo”, “you” or “your”) has (i) advised the parties listed on the signature pages hereto as Backstop Commitment Parties (each, a “Backstop Commitment Party” and, collectively, the “Backstop Commitment Parties”, “we”, “us” or “our”), that Ascena Topco and certain of its subsidiaries (the “Subsidiary Debtors” and, collectively with Ascena Topco, the “Debtors”), have filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (as amended, the “Bankruptcy Code”), and, in connection with the foregoing, (ii) requested that the Backstop Commitment Parties agree to commit to provide a superpriority senior secured debtor-in-possession term loan credit facility for Ascena Topco under Sections 364(c) and 364(d) of the Bankruptcy Code (the “DIP Facility”) consisting of (x) new money term loans (the “New Money DIP Loans”) in an aggregate principal amount of $150 million and (y) term loans (the “Roll-Up DIP Loans” and, together with the New Money DIP Loans, the “DIP Loans”) resulting from the conversion of the Prepetition Term Loans (as defined below) of the Prepetition Term Lenders (as defined below) that provide (themselves or through their affiliates) New Money DIP Loans (or that are assigned their Roll-Up DIP Loan allocation from a funding Prepetition Term Lender affiliate) in an aggregate amount equal to $162,342,704.17 on the Effective Date, or as otherwise set forth in the Form DIP Credit Agreement. The DIP Facility shall convert on a dollar-for-dollar basis into an exit facility (the “Exit Conversion”, such converted loans, the “Exit Term Loans”, and the financing provided by the Exit Term Loans, the “Exit Facility”) substantially on the terms set forth in this letter (including all exhibits, annexes, and schedules hereto, the “Backstop Commitment Letter”), as well as the form Senior Secured Super-Priority Debtor-In-Possession Term Credit Agreement attached hereto as Exhibit A (the “Form DIP Credit Agreement”) and the Exit Facility Term Sheet attached hereto as Exhibit B (the “Exit Facility Term Sheet”), which terms will be memorialized in a credit agreement that will govern the Exit Facility (the “Exit Facility Credit Agreement”), subject solely to the conditions set forth in the sections of Article IV of the Form DIP Credit Agreement and the “Conditions to Borrower” set forth in the Exit Facility Term Sheet, in each case, that are applicable to the relevant borrowing. Unless otherwise specified herein, all references to “$” shall refer to U.S. dollars. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Form DIP Credit Agreement or the Exit Facility Term Sheet, as applicable. This Backstop Commitment Letter amends and restates in its entirety that certain letter agreement dated as of July 23, 2020 (the “Original Backstop Commitment Letter”) among you and the parties listed on the signature pages thereto and upon execution hereof the Original Backstop Commitment Letter shall be of no force or effect.

1.            Backstop Commitment.

To provide assurance that the DIP Facility and the Exit Facility shall be available on the terms and conditions set forth herein, in the Form DIP Credit Agreement and the Exit Facility Term Sheet, as applicable, each Backstop Commitment Party is pleased to advise Ascena Topco of its several and not joint commitment (the “Backstop Commitment”) to provide, itself or through one or more funds managed by such Backstop Commitment Party, the amount of the DIP Loans and Exit Term Loans, each as set forth on Schedule 1 hereto (as updated from time to time prior to the date that is two business days prior to the Effective Date) on the terms set forth in the Backstop Commitment Letter, subject solely to the conditions set forth in the sections of Article IV of the Form DIP Credit Agreement and the “Conditions to Borrowing” set forth in the Exit Facility Term Sheet that are applicable to the relevant borrowing. Each Backstop Commitment Party may, at its option, arrange for the Form DIP Credit Agreement or the Exit Facility Credit Agreement, if applicable, to be executed by one or more financial institutions selected by the applicable Backstop Commitment Party and reasonably acceptable to Ascena Topco (the “Fronting Lender(s)”), to act as an initial lender and to fund some or all of the Backstop Commitment Party’s Backstop Commitment, in which case the applicable Backstop Commitment Party will acquire its shares of the DIP Facility and/or Exit Facility, as applicable, by assignment from the Fronting Lender(s) in accordance with the assignment provisions of the Form DIP Credit Agreement and the Exit Facility Credit Agreement, as applicable.

It is understood and agreed that the aggregate commitments under this Backstop Commitment Letter in respect of New Money DIP Loans (and the automatic conversion thereof to Exit Term Loans on the Conversion Date) are $150 million in total, subject to the Initial Allocation, as set forth in Section 2 hereof and each Backstop Commitment Party hereby agrees and commits to such automatic conversion of the New Money DIP Loans to Exit Term Loans on the Conversion Date.

2.            Initial Allocation.

Each Lender (as defined in the Prepetition Term Loan Credit Agreement, a “Prepetition Term Lender”) as of the Syndication End Date (as defined below) (including the Backstop Commitment Parties) shall have the right to participate (the “Opportunity”) in 50.0% of the DIP Facility and the Exit Facility, in each case based on its Pro Rata Share (as defined below). The Opportunity will be conducted on the terms and conditions set forth in syndication procedures and related documentation, which procedures and documentation shall be reasonably acceptable to the Debtors and the Backstop Commitment Parties (the “Syndication Procedures”); provided that, the Backstop Commitment Parties shall use commercially reasonable efforts to cause the Syndication Procedures to be distributed by no later than 10:00 am New York Time on the fifth Business Day following the Petition Date (or such later date as agreed by you and the Majority Backstop Commitment Parties (as defined below)). Pursuant to the Syndication Procedures, each Prepetition Term Lender electing to participate in the Opportunity shall, among other things (i) provide written notification of such election to the Ad Hoc Committee Advisors by no later than the date that is 10 Business Days after the Syndication Procedures are distributed to the Prepetition Term Lenders (the “Syndication End Date”) (or such later time as reasonably agreed by the Majority Backstop Commitment Parties and you) and (ii) execute a joinder to the Restructuring Support Agreement, dated as of July 23, 2020 (the “Original Restructuring Support Agreement” and, as amended on the date hereof, the “Restructuring Support Agreement”), by and among Ascena Topco and certain of its subsidiaries and certain Prepetition Term Lenders prior to the Syndication End Date (or such later time as reasonably agreed by the Majority Backstop Commitment Parties and you) (the “Initial Allocation”); provided, that, any Backstop Commitment Party that is a Prepetition Term Lender shall (unless it elects otherwise) be deemed to have provided such notice of election to participate in the DIP Facility and the Exit Facility in respect of such holdings upon executing this Backstop Commitment Letter and the Restructuring Support Agreement. Each Prepetition Term Lender that elects to participate in the DIP Facility shall be obligated to participate in its ratable portion of the Exit Term Loans and the commitments under the Exit Facility will be “stapled to” the DIP Facility and traded in equal percentage.

“A&R Backstop Letter Effective Date” means September 9, 2020.

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“Pro Rata Share” means with respect to each Prepetition Term Lender (x) the aggregate principal amount of Loans (as defined in the Prepetition Term Loan Credit Agreement, the “Prepetition Term Loans”) held by such Prepetition Term Lender, as set forth in the register for the Prepetition Term Loan Credit Agreement on the A&R Backstop Letter Effective Date divided by (y) the aggregate principal amount of Prepetition Term Loans held by all Prepetition Term Lenders outstanding under the Prepetition Term Loan Credit Agreement at such time.

“Majority Backstop Commitment Parties” means, at any time, Backstop Commitment Parties having Backstop Commitments outstanding that, taken together, represent at least 50.01% of the sum of all Backstop Commitments outstanding at such time.

Each Backstop Commitment Party shall have the right to assign its Commitments under the DIP Facility and the Exit Facility to participating Lenders in accordance with the Initial Allocation; provided that, notwithstanding the Initial Allocation, (i) no Backstop Commitment Party shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the DIP Facility on the Effective Date, subject to the satisfaction (or waiver) of the conditions set forth in Article IV of the Form DIP Credit Agreement and its obligation to convert into the Exit Facility on the Conversion Date, subject to the satisfaction (or waiver) of the conditions set forth in the Exit Facility Term Sheet) in connection with the Initial Allocation, including its Backstop Commitments, until after the Initial Allocation Date has occurred, (ii) no allocation shall become effective as between you and such Backstop Commitment Party with respect to all or any portion of such Backstop Commitment Party’s Backstop Commitments in respect of the DIP Facility and the Exit Facility until after the occurrence of the Initial Allocation Date, and (iii) unless you otherwise agree in writing, each Backstop Commitment Party shall retain exclusive control over all rights and obligations with respect to its Backstop Commitments in respect of the DIP Facility and the Exit Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Initial Allocation Date has occurred. Any unsubscribed portion of the Opportunity as of the A&R Backstop Letter Effective Date shall be allocated to, and funded by, the Backstop Commitment Parties based on their respective percentages set forth on Schedule 1 hereto.

Each of the parties hereto agrees to use its respective commercially reasonable efforts to assist the Administrative Agent in connection with the Initial Allocation. The Backstop Commitment Parties agree that, following the Initial Allocation, Ascena Topco and its subsidiaries and the Administrative Agent may conclusively rely on the schedule of “Post-Initial Allocation Term Loan Commitments” provided to Ascena Topco by the financial advisor for the Backstop Commitment Parties, Greenhill & Co., LLC, including the Lenders listed therein and their respective Commitments. None of Ascena Topco nor any of its affiliates nor any of their respective advisors shall be liable with respect to such schedule.

You acknowledge and agree that nothing in this Backstop Commitment Letter or the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between any Backstop Commitment Party, the Administrative Agent or its affiliates, on the one hand, and you, your equity holders or your affiliates, on the other hand, and you waive, to the fullest extent permitted by law, any claims you may have against any Backstop Commitment Party, the Administrative Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with this Backstop Commitment Letter or the transactions contemplated hereby, and agree that no Backstop Commitment Party, the Administrative Agent or affiliates of any of the foregoing will have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. You acknowledge that the transactions contemplated hereby (including the exercise of rights and remedies hereunder) are arms’-length commercial transactions and that we and the Administrative Agent are acting as principal and in our own respective best interests. You are relying on your own experts and advisors to determine whether the transactions contemplated hereby are in your best interests and are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated hereby. In addition, you acknowledge that we and the Administrative Agent may employ the services of our respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning Ascena Topco and other companies that may be the subject of the transactions contemplated hereby and such affiliates will be entitled to the benefits afforded to us and the Agents hereunder; provided, that any such affiliates receiving information concerning Ascena Topco and other companies in accordance with this paragraph shall be subject to the same confidentiality obligations provided for in this Backstop Commitment Letter (with each Backstop Commitment Party responsible for its affiliates’ compliance with this paragraph).

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3.            Information.

You hereby represent and warrant that (a) all written information concerning you and your subsidiaries and your and their respective business (other than financial projections, estimates, forecasts and budgets and other forward-looking information (collectively, the “Projections”) and information of a general economic or industry specific nature) (the “Information”) that has been or will be made available to us or any of our respective affiliates by or on behalf of you is or will be, when furnished and to the best of your knowledge, complete and correct in all material respects, when taken as a whole, and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to the updates provided for in the penultimate sentence of this Section 3) and (b) the Projections that have been or will be made available to us or any of our affiliates by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made and at the time the related Projections are made available to us or any of our affiliates (it being acknowledged that (i) such Projections are merely a prediction as to future events and are not to be viewed as facts, (ii) such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, (iii) the actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and (iv) no guarantee or assurance can be given that the projected results will be realized). In particular, where Projections expressly or implicitly take into account the current market volatility and widespread impact of the COVID-19 outbreak, the extent of the impact of these developments on the Debtors’ and their subsidiaries’ operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions, and the impact of the COVID-19 outbreak on overall demand for the Debtors’ and their subsidiaries’ products and services, all of which are outside of the control of the Debtors or their subsidiaries, highly uncertain and cannot be predicted. You agree that if, at any time prior to the entry of the Order approving the DIP Facility, any of the representations, warranties and covenants in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations, warranties and covenants were being made, at such subsequent time, then you will promptly supplement the Information and the Projections so that such representations, warranties and covenants would be correct in material respects; provided, for the avoidance of doubt, there will be no requirement to update previously delivered Projections to reflect new assumptions so long as the assumptions were reasonable at the time made and made available to us or any of our affiliates. The accuracy of the foregoing representations and warranties, whether or not cured, shall not be a condition to the obligations of the Backstop Commitment Parties hereunder or the availability of the DIP Facility.

4.            Premium.

As consideration for the Backstop Commitments and agreements of the Backstop Commitment Parties set forth on Schedule 2 on the A&R Backstop Letter Effective Date under this Backstop Commitment Letter and under Restructuring Support Agreement, Ascena Topco agrees to pay (or cause to be paid) to such Backstop Commitment Parties, (or, at such Backstop Commitment Party’s option and upon such Related Lender’s designation (which may be provided by electronic communication), its Related Lender), a non-refundable backstop premium equal to $7.5 million (the “Backstop Commitment Premium”), which shall be allocated to each such Backstop Commitment Party, in an amount equal to (1) its percentage set forth on Schedule 2 hereto on the A&R Backstop Letter Effective Date (the “Backstop Percentage”), multiplied by (2) the Backstop Commitment Premium, which was fully earned, nonrefundable and non-avoidable on the execution of the Original Backstop Commitment Letter and shall be payable in cash free and clear of any withholding tax upon the funding of the New Money DIP Loans on the Funding Date. Notwithstanding the foregoing, at the option of the Lenders, any or all of the Backstop Commitment Premium may instead be effected in the form of original issue discount with respect to the DIP Facility.

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If a Termination Date occurs prior to the funding of the DIP Term Facility, a non-refundable aggregate premium in an amount equal to $7.5 million shall be payable in cash free and clear of any withholding tax (the “Termination Premium”) on the Termination Date, which shall be allocated to each Backstop Commitment Party set forth on Schedule 2 in an amount equal to (1) its Backstop Percentage, multiplied by (2) the Termination Premium.

For the avoidance of doubt, it is understood and agreed that, notwithstanding anything to the contrary set forth herein, or in the Restructuring Support Agreement or the Restructuring Term Sheet, in the event that any of the Backstop Premium, Termination Premium or Equity Premium shall be payable, such premium (as applicable) shall only be payable to such Backstop Commitment Parties or Consenting Stakeholders (or their Affiliates or Related Parties) as are set forth on Schedule 2 hereto on the A&R Backstop Letter Effective Date and any reference to Backstop Percentage herein, or in the Restructuring Support Agreement or the Restructuring Term Sheet, shall refer to such percentages as are set forth on such Schedule 2 at such date. As used in this paragraph, the terms “Equity Premium,” “Consenting Stakeholders” and “Restructuring Term Sheet” shall have the meaning assigned thereto in the Restructuring Support Agreement.

5.            Payments and Fees

Without duplication of any amounts payable pursuant to Section 2.10 of the Form DIP Credit Agreement, the New Money DIP Loans will be subject to a commitment payment for each Lender participating in the DIP Facility in an amount of up to 2.50% of the principal amount of such Lender’s New Money DIP Loans as of the Funding Date, earned upon entry of the Order and due and payable upon the Funding Date (the payment described in this sentence, the “DIP Commitment Payment”). For the avoidance of doubt, the entirety of the DIP Commitment Payment shall be treated as original issue discount with respect to the DIP Facility, and shall be subject to the withholding provisions set forth in Section 2.15 of the Form DIP Credit Agreement.

The Debtors agree to pay the fees, costs and expenses (collectively, the “Fronting Expenses”) incurred in connection with the initial funding of the New Money DIP Loans by the Fronting Lender(s) and any assignments made by such Fronting Lender(s) to the Backstop Commitment Parties in connection therewith; provided that such Fronting Expenses shall not exceed 0.50% of such Fronting Lender(s)’ New Money DIP Loans so funded.

6.            Conditions.

The Backstop Commitment Parties’ Backstop Commitments and agreements hereunder in respect of the DIP Facility are subject solely to the satisfaction (or waiver) of the conditions precedent set forth in the sections of Article IV of the Form DIP Credit Agreement that are applicable to the relevant borrowing. Subject to the Order, there are no conditions (implied or otherwise) to the Backstop Commitments hereunder in respect of the DIP Facility, and there will be no conditions (implied or otherwise) to the availability of the DIP Facility on the Effective Date or the funding of the New DIP Term Loans on the Funding Date, including compliance with the terms of this Backstop Commitment Letter or the Form DIP Credit Agreement, other than those that are expressly stated in the applicable sections of Article IV of the Form DIP Credit Agreement relevant to the availability of the DIP Facility on the Effective Date or the Funding Date, as applicable. The Backstop Commitment Parties’ commitment in respect of the Exit Facility are subject to the satisfaction or waiver of the conditions precedent set forth in “Conditions to Borrowing” in the Exit Facility Term Sheet. Subject to the Order, there are no conditions (implied or otherwise) to the Backstop Commitments hereunder in respect of the Exit Facility, and there will be no conditions (implied or otherwise) to the conversion of the Exit Facility on the Conversion Date, including compliance with the terms of this Backstop Commitment Letter or the Form DIP Credit Agreement, other than those that are expressly stated in the “Conditions to Borrowing” in the Exit Facility Term Sheet.

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7.            Indemnification and Expenses.

You agree to (a) indemnify and hold harmless each Backstop Commitment Party and the Administrative Agent, their respective affiliates and their and their affiliates’ officers, directors, employees, agents, attorneys, accountants, advisors (including investment managers and advisers), consultants, representatives, controlling persons, members and permitted successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several (“Losses”) to which any such Indemnified Person may become subject arising out of or in connection with this Backstop Commitment Letter, the DIP Facility, the Exit Facility the use of proceeds thereof or any claim, litigation, investigation or proceeding relating to any of the foregoing, and to (b) reimburse each Backstop Commitment Party from time to time within five (5) Business Days of receipt of their reasonable demand by presentation of a summary statement for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with the Cases, the DIP Facility, the Exit Facility, the enforcement of this Backstop Commitment Letter, the definitive documentation for the DIP Facility, the Exit Facility, and, in each case any ancillary documents and security arrangements in connection therewith, but no other third-party financial advisors (other than Greenhill & Co., LLC as financial advisor for the Backstop Commitment Parties) without your prior written consent; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to Losses to the extent (a) they are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from such Indemnified Person’s (i) gross negligence, bad faith, fraud or willful misconduct or (ii) material breach of its obligations under this Backstop Commitment Letter, or (b) they relate to a dispute solely among Indemnified Persons and not arising out of any act or omission of the Debtors or any of their respective subsidiaries (other than any claim, litigation, investigation or proceeding against the Administrative Agent in its capacity or in fulfilling its role as such).

None of you, the other Debtors, any of your or their respective subsidiaries, we nor any other Indemnified Person will be responsible or liable to one another for any indirect, special, punitive or consequential damages which may be alleged as a result of or arising out of, or in any way related to, the DIP Facility, the Exit Facility, the enforcement of this Backstop Commitment Letter, the definitive documentation for the DIP Facility or the Exit Facility, or any ancillary documents and security arrangements in connection therewith; provided that your indemnity and reimbursement obligations under this Section 6 shall not be limited by this sentence.

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8.            Assignments, Amendments.

This Backstop Commitment Letter shall not be assignable by you or us without the prior written consent of the other parties hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto, the Indemnified Persons and with respect to Section 2, Section 6 and this Section 7, the Administrative Agent, and is not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto, the Indemnified Persons and with respect to Section 2 and Section 6 and this Section 7, the Administrative Agent. Notwithstanding anything set forth in this Section 8 to the contrary, each Backstop Commitment Party (i) shall assign all or a portion of its Backstop Commitment to other banks, financial institutions, or institutional lenders and investors solely in connection with the Initial Allocation pursuant to Section 2 above (subject to the terms and conditions set forth therein) and (ii) may assign its respective Backstop Commitment, in whole or in part, to any Related Lender, or to any other Backstop Commitment Party. This Backstop Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Backstop Commitment Parties and you.

This Backstop Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Backstop Commitment Letter by facsimile or other electronic transmission (including E-Signature) shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Backstop Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Backstop Commitment Letter. You acknowledge that information and documents relating to the DIP Facility and/or Exit Facility may be transmitted through the internet, e-mail or similar electronic transmission systems and that neither any Backstop Commitment Party nor any Agent, nor any of their respective affiliates, shall be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such manner.

This Backstop Commitment Letter supersedes all prior understandings, whether written or oral, between us with respect to the DIP Facility and the Exit Facility.

9.            Governing Law, Etc.; Jurisdiction.

THIS BACKSTOP COMMITMENT LETTER AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS BACKSTOP COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE DOMESTIC SUBSTANTIVE LAWS OF ANY OTHER STATE).

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof and the Bankruptcy Court, in any suit, action or proceeding arising out of or relating to this Backstop Commitment Letter or the DIP Facility, and agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, or, to the extent applicable, the Bankruptcy Court; provided that suit for the recognition or enforcement of any judgment obtained in any such court may be brought in any other court of competent jurisdiction, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Backstop Commitment Letter or the DIP Facility in any New York State court, in any such Federal court or in Bankruptcy Court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

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You hereby agree that you shall not bring any suit, action, proceeding, claim or counterclaim under this Backstop Commitment Letter or with respect to the transactions contemplated hereby in any court other than such New York State court or Federal Court of the United States of America sitting in the Borough of Manhattan in New York City. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

10.          Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES (TO THE EXTENT PERMITTED BY APPLICABLE LAW) THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS BACKSTOP COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

11.          Confidentiality.

This Backstop Commitment Letter is delivered to Ascena Topco on the understanding that neither this Backstop Commitment Letter nor any of its terms or substance shall be disclosed, directly or indirectly, to any other person or entity except (a) you and your officers, directors, employees, legal counsel, accountants, auditors, financial advisors, existing and prospective holders of indebtedness and their respective affiliates, representatives, officers, directors and legal counsel, in each case, who are involved in the consideration of the financing transactions contemplated hereby who have been informed by you of the confidential nature of this Backstop Commitment Letter and have agreed to treat such information confidentially, (b) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (in which case you agree, to the extent not prohibited by law, to inform Backstop Commitment Parties promptly in advance thereof), (c) the office of the U.S. Trustee, any ad-hoc or statutorily appointed committee of unsecured creditors, and their respective representatives and professional advisors on a confidential and “need to know” basis, (d) to the Bankruptcy Court, in a redacted manner in form and substance reasonably satisfactory to the Backstop Commitment Parties, to the extent required to obtain Bankruptcy Court approval in connection with any acts or obligations to be taken pursuant to this Backstop Commitment Letter or the transactions contemplated hereby and (e) you may disclose the aggregate fee amounts contained herein, as part of pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering or marketing materials or in any public or regulatory filing relating to the Transactions.

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Each Backstop Commitment Party agrees to keep confidential, and not to publish, disclose or otherwise divulge, confidential information with respect to the transactions contemplated hereby or obtained from or on behalf of you or your respective affiliates in the course of the transactions contemplated hereby, except that the Backstop Commitment Parties shall be permitted to disclose such confidential information (a) to their affiliates and their and their affiliates’ respective directors, officers, agents, employees, attorneys, accountants, auditors and advisors involved in the transactions contemplated hereby on a “need to know” basis and who are made aware of and agree to comply with the provisions of this paragraph, in each case on a confidential basis (with the Backstop Commitment Party responsible for such persons’ compliance with this paragraph), (b) on a confidential basis to any bona fide prospective Lender, prospective participant or swap counterparty (in accordance with the terms of the Form DIP Credit Agreement) that agrees to keep such information confidential in accordance with (x) the provisions of this paragraph (or language substantially similar to this paragraph that is reasonably acceptable to you) for your benefit or (y) other customary confidentiality language in a “click-through” arrangement, (c) as required by the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, regulation or compulsory legal process (in which case you agree, to the extent not prohibited by law, to inform Backstop Commitment Parties promptly in advance thereof), (d) to the extent such information: (i) becomes publicly available other than as a result of a breach of this Backstop Commitment Letter or other confidentiality obligation owed by such Backstop Commitment Party to you or your affiliates or (ii) becomes available to the Backstop Commitment Parties on a non-confidential basis from a source other than you or on your behalf that, to such Backstop Commitment Party’s knowledge, is not in violation of any confidentiality obligation owed to you or your affiliates, (e) to the extent you shall have consented to such disclosure in writing (which may include through electronic means), (f) as is necessary in protecting and enforcing the Backstop Commitment Parties’ rights with respect to this Backstop Commitment Letter and/or the DIP Facility, (g) to the extent independently developed by such Backstop Commitment Party or its affiliates without reliance on confidential information, (h) with respect to the existence and contents of the Form DIP Credit Agreement, in consultation with you, to the rating agencies or (i) with respect to the existence and contents of the Backstop Commitment Letter and the DIP Facility, to market data collectors or similar service providers in connection with the arrangement, administration or management of the DIP Facility and to industry trade organizations where such information with respect to the DIP Facility is customarily included in league table measurements. The Backstop Commitment Parties’ and their respective affiliates’, if any, obligations under this paragraph shall terminate automatically to the extent superseded by the confidentiality provision in the Form DIP Credit Agreement upon the effectiveness thereof and, in any event, will terminate one year from the date hereof.

12.          Miscellaneous.

The Backstop Commitment Parties hereby notify Ascena Topco that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it and its affiliates are required to obtain, verify and record information that identifies Ascena Topco, each other Debtor, which information includes names, addresses, tax identification numbers and other information that will allow Backstop Commitment Parties and its affiliates to identify Ascena Topco and each other Debtor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for Backstop Commitment Parties and its affiliates.

Absent a change in applicable tax law or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code of 1986, as amended), each of the parties hereto agrees (i) the Backstop Commitment Premium and the Termination Premium shall be treated as premiums paid by the Debtors to the relevant Backstop Commitment Party in exchange for the issuance of a put right to Ascena Topco with respect to the DIP Facility and (ii) to not take any tax position inconsistent with the tax treatment described in clause (i).

Each of the parties hereto agrees that this Backstop Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the definitive documentation for the DIP Facility and the Exit Facility by the parties hereto in a manner consistent with this Backstop Commitment Letter, it being acknowledged and agreed that the availability of the DIP Facility and Exit Facility is subject to the conditions precedent expressly set forth in Section 5 hereof.

9

If the foregoing correctly sets forth our agreement, please indicate Ascena Topco’s acceptance of the terms of this Backstop Commitment Letter by returning to the Backstop Commitment Parties executed counterparts of this Backstop Commitment Letter not later than 11:59 p.m., New York City time, on September 10, 2020. This offer will automatically expire at such time if the Backstop Commitment Parties have not received such executed counterparts in accordance with the preceding sentence. This Backstop Commitment Letter and the Backstop Commitments and agreements hereunder shall automatically terminate on the earlier of (i) September 11, 2020, unless prior to such time the DIP Financing Order (as defined in the Restructuring Support Agreement) shall have been entered by the Bankruptcy Court, (ii) five Business Days after the Termination Date (as defined in the Restructuring Support Agreement) or the Restructuring Support Agreement otherwise ceases to be in full force and effect or (iii) five Business Days after the Outside Date (as defined in the Restructuring Support Agreement), unless prior to such time the Exit Conversion shall have occurred, in each case unless extended by agreement of you and the Majority Backstop Commitment Parties (which agreement may be evidenced by email of counsel). Notwithstanding the immediately preceding sentence, Section 4 above, as well as the indemnification and expenses, confidentiality, Initial Allocation, information, jurisdiction, governing law and waiver of jury trial provisions contained herein shall remain in full force and effect in accordance with their terms notwithstanding the termination of this Backstop Commitment Letter or the Backstop Commitment Parties’ Backstop Commitments hereunder; provided that your obligations under this Commitment Letter, other than those pursuant to Section 4 and with respect to the Initial Allocation and confidentiality, shall automatically terminate and be superseded by the applicable provisions in the Form DIP Credit Agreement and the Exit Facility Credit Agreement, in each case, to the extent covered thereby, upon the initial funding on the Effective Date or the occurrence of the Exit Conversion, and you shall be released from all liability in connection therewith at such time.

[Signature Pages follow.]

10

The Backstop Commitment Parties are pleased to have been given the opportunity to assist Ascena and the other Debtors in connection with the DIP Facility.

Very truly yours,

[BACKSTOP COMMITMENT PARTY SIGNATURE PAGES On file with the Company]

Signature page to Backstop Commitment Letter

Accepted and agreed to as of September 9, 2020:

ASCENA RETAIL GROUP, INC.

By:	/s/ Dan Lamadrid
Name: Dan Lamadrid
Title: Executive Vice President and Chief Financial Officer

Signature page to Backstop Commitment Letter

Schedule 1

[On file with the Company]

Schedule 2

[On file with the Company]

Exhibit A

[Attached]

Exhibit A - Form DIP Credit Agreement

$312,342,704.17

SENIOR SECURED SUPER-PRIORITY DEBTOR-IN-POSSESSION
TERM CREDIT AGREEMENT

dated as of

September [ ], 2020,

among

ASCENA RETAIL GROUP, INC.,
as Parent Borrower

AnnTaylor Retail, Inc.,
as Subsidiary Borrower

The LENDERS Party Hereto

and

ALTER DOMUS (US) LLC,
as Administrative Agent

i

SCHEDULE:

Schedule 2.01	—	Commitments
Schedule 3.05	—	Real Property
Schedule 3.06	—	Disclosed Matters
Schedule 3.12	—	Subsidiaries and Joint Ventures
Schedule 3.13	—	Insurance
Schedule 5.11	—	Required Milestones
Schedule 6.01	—	Pre-Petition Indebtedness
Schedule 6.02	—	Liens
Schedule 6.04	—	Investments
Schedule 6.09	—	Transactions with Affiliates
Schedule 6.10	—	Restrictive Agreements

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Borrowing Request
Exhibit C	—	Form of Guarantee and Collateral Agreement
Exhibit D	—	Form of Compliance Certificate
Exhibit E	—	Form of Interest Election Request
Exhibit F	—	[Reserved]
Exhibit G	—	Form of Exit Facility Term Sheet
Exhibit H-1	—	Form of U.S. Tax Certificate for Non-U.S. Lenders that are not Partnerships for U.S. Federal Income Tax Purposes
Exhibit H-2	—	Form of U.S. Tax Certificate for Non-U.S. Lenders that are Partnerships for U.S. Federal Income Tax Purposes
Exhibit H-3	—	Form of U.S. Tax Certificate for Non-U.S. Participants that are not Partnerships for U.S. Federal Income Tax Purposes
Exhibit H-4	—	Form of U.S. Tax Certificate for Non-U.S. Participants that are Partnerships for U.S. Federal Income Tax Purposes
Exhibit I	—	[Reserved]
Exhibit J	—	Form of Variance Report
Exhibit K	—	Form of Note

Annex A	—	Approved Budget

SENIOR SECURED SUPER-PRIORITY DEBTOR-IN-POSSESSION TERM CREDIT AGREEMENT, dated as of September [ ], 2020, among ASCENA RETAIL GROUP, INC., a Delaware corporation, as debtor and debtor-in-possession (the “Parent Borrower”), AnnTaylor Retail, Inc., a Florida corporation as debtor and debtor-in-possession (the “Subsidiary Borrower” and, together with the Parent Borrower, the “Borrowers” and each, a “Borrower”), the LENDERS party hereto and Alter Domus (US) LLC (“Alter Domus”), as Administrative Agent.

On July 23, 2020 (the “Petition Date”), the Borrowers and the other Loan Parties (collectively, the “Debtors”, and each individually, a “Debtor”) commenced voluntary cases (collectively, the “Cases” and each individually, a “Case”) in the United States Bankruptcy Court for the Eastern District of Virginia Richmond Division (the “Court”). The Debtors continue to operate their businesses and manage their properties as debtors and debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

Prior to the Petition Date, the Lenders provided financing to the Borrowers pursuant to that certain Term Credit Agreement dated as of August 21, 2015, among the Borrowers, the other Loan Parties, the Pre-Petition Lenders and Goldman Sachs Bank USA, as the Pre-Petition Agent and the other parties thereto (as amended, amended and restated, supplemented or otherwise modified from time to time through the date hereof, the “Pre-Petition Credit Agreement”).

As of the Petition Date, the Pre-Petition Lenders under the Pre-Petition Credit Agreement were owed approximately $1,271,597,089 in Loans (as defined in the Pre-Petition Credit Agreement), plus interest, fees, costs and expenses and all other Pre-Petition Lender Obligations under the Pre-Petition Credit Agreement.

The Loan Document Obligations under and as defined in the Pre-Petition Credit Agreement are secured by a security interest in substantially all of the existing and after-acquired assets of the Borrowers and the other Loan Parties as more fully set forth in the Pre-Petition Loan Documents, and such security interest is perfected and, with certain exceptions, as described in the Pre-Petition Loan Documents, has priority over other security interests.

The Borrowers have requested, and, upon the terms set forth in this Agreement, the Lenders have agreed to make or be deemed to have made available to the Borrowers, a senior secured super priority term credit facility of up to $312,342,704.17 in the aggregate that is automatically convertible into a secured exit facility upon the satisfaction (or waiver) of certain conditions in the form of a term facility to be made available to the Borrowers at any time until the Maturity Date subject to the terms and conditions set forth herein (the “Term Credit Facility”).

The Borrowers and other Loan Parties have agreed to secure all of their Loan Document Obligations under the Loan Documents by granting to the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, a security interest in and lien upon all of their existing and after-acquired personal and real property, subject to the Intercreditor Agreement and the limitations and priorities contained in the Loan Documents and the Order.

Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

Article I

Definitions

Section 1.01.        Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABL Agent” means the Person acting as agent under the ABL Credit Agreement, in its individual capacity, and its successors.

“ABL Credit Agreement” means the Senior Secured Super-Priority Debtor-In-Possession Credit Agreement, dated the Funding Date, among the Parent Borrower, the borrowing subsidiaries party thereto, the other loan parties party thereto, the lenders party thereto and the ABL Agent, as administrative agent, as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time through the date hereof.

“ABL Lenders” means the lenders under the ABL Credit Agreement.

“ABL Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“ABR,” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, bears interest at a rate determined by reference to the Alternate Base Rate.

“Acceptable Plan” means a Plan of Reorganization that is consistent with the RSA and otherwise satisfactory to the Required Lenders and the Loan Parties in their reasonable discretion (as the same may be amended, supplemented, or modified from time to time after entry thereof in accordance with the terms thereof); it being agreed that the Plan (as defined in the RSA) is an “Acceptable Plan” to the Required Lenders.

“Actual Net Cash Flow Amount” means the actual net cash flows of the Loan Parties during the relevant period of determination which corresponds to each of the Budgeted Net Cash Flow Amounts described in the line item contained in the Approved Budget across from the heading “Unlevered Operating Cash Flow, Including Restructuring”.

“Ad Hoc Committee” means the ad hoc committee of Consenting Stakeholders (as defined in the RSA).

“Ad Hoc Committee Advisors” means Greenhill Partners and Milbank LLP, the advisors of the Ad Hoc Committee.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded to the nearest 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate; provided that, notwithstanding the foregoing, in the case of the Term Loans, the Adjusted LIBO Rate shall at no time be less than 1.00% per annum.

“Administrative Agent” means Alter Domus (US) LLC, in its capacity as administrative agent hereunder and under the other Loan Documents, and its successors in such capacity as provided in Article VIII.

“Administrative Agent Fee Letter” means that certain Fee Letter dated as of even date herewith between the Borrowers and Alter Domus.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means this Senior Secured Super-Priority Debtor-In-Possession Term Credit Agreement, as modified, supplemented, amended or restated from time to time.

“Alter Domus” has the meaning set forth in the introductory paragraph hereto.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% per annum and (c) the Adjusted LIBO Rate on such day (or if such day is not a Business Day, the immediately preceding Business Day) for a deposit in dollars with a maturity of one month plus 1% per annum; provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the Screen Rate (or the Interpolated Screen Rate, as applicable) at approximately 11:00 a.m., London time, on such day for a deposit in dollars with a maturity of one month. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively. Notwithstanding the foregoing, in the case of the Term Loans, the Alternate Base Rate shall at no time be less than 2.00% per annum.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Parent Borrower and its Subsidiaries from time to time concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Applicable Rate” means, for any day, with respect to any Term Loan, (i) 11.75% in the case Eurodollar Term Loans and (ii) 10.75% in the case of ABR Term Loans.

“Approved Budget” means the budget prepared by the Parent Borrower in form and substance reasonably satisfactory to the Ad Hoc Committee Advisors, it being understood and agreed that the budget in the form of Annex A and initially furnished to the Administrative Agent on or prior to the Effective Date is deemed reasonably satisfactory to the Ad Hoc Committee Advisors, as the same may be updated, modified or supplemented from time to time as provided in Section 5.01. The initial Approved Budget shall depict, on a weekly and line item basis, (i) projected cash receipts, (ii) projected cash disbursements (including ordinary course operating expenses, bankruptcy-related expenses (including professional fees of the Loan Parties’ professionals and advisors), asset sales and any other fees and expenses relating to the Loan Documents), (iii) net cash flows, (iv) Liquidity and (v) professional fees and disbursements with respect to the Loan Parties’ professionals, in each case for the first thirteen (13) week period from the Effective Date, and such initial Approved Budget shall be approved by, and in form and substance reasonably satisfactory to, the Administrative Agent and the Required Lenders in their sole discretion (it being acknowledged and agreed that the initial Approved Budget attached hereto as Annex A is approved by and reasonably satisfactory to the Administrative Agent and the Required Lenders).

“Approved Fund” means any Person (other than a natural person that is engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course of its activities and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” has the meaning set forth in Section 6.05.

“Asset Sale Escrow Account” means a Deposit Account in the name of the Parent Borrower subject to a blocked Control Agreement in favor of the Administrative Agent, on behalf of the Secured Parties, in which the proceeds of Asset Sales shall be deposited in accordance with Section 2.09.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee, with the consent of any Person whose consent is required by Section 9.04, and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Automatic Stay” means the automatic stay provided under Section 362 of the Bankruptcy Code.

“Backstop Lender” means each Lender who is party to the Commitment Letter.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of such EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as codified at 11 U.S.C. §§ 101 et seq.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as the same may from time to time be in effect and applicable to the Cases.

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrowers” has the meaning set forth in the introductory paragraph hereto.

“Borrowing” means Loans of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Borrowing Request” means a request by the Borrowers for a Borrowing in accordance with Section 2.03, which shall be, in the case of any such written request, in the form of Exhibit B or any other form approved by the Administrative Agent.

“Budgeted Net Cash Flow Amount” means the amount described in the line item contained in the Approved Budget across from the heading “Unlevered Operating Cash Flow Including Restructuring”, during the relevant period of determination.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP (as in effect on December 31, 2018, notwithstanding any modification or interpretative change thereto after such date and excluding the effect to any treatment of lease under Accounting Standards Codification 842 (or any other Accounting Standards Codification or Financial Accounting Standard have a similar result or effect)), the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Carve Out” has the meaning set forth in the Order.

“Cases” has the meaning set forth in the Recitals.

“Cash Equivalents” means:

(a)               marketable direct obligations issued or unconditionally guaranteed by the United States Government, the Government of Canada, or the UK government, or issued by an agency thereof and backed by the full faith and credit of the United States Government, the Government of Canada, or the UK government, as the case may be, in each case maturing within two years after the date of acquisition thereof;

(b)               marketable direct obligations issued by any state of the United States of America or any province of Canada, or any member of the European Union or any political subdivision of any such state or province or any public instrumentality thereof, in each case maturing within two years after the date of acquisition thereof and, at the time of acquisition, having a rating of at least A by S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from such other nationally recognized rating services acceptable to the Administrative Agent);

(c)               commercial paper maturing no more than one year after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then the highest rating from such other nationally recognized rating services acceptable to the Administrative Agent);

(d)              certificates of deposit or bankers acceptances denominated in US Dollars, Canadian Dollars, Sterling or Euro and maturing within one year after the date of acquisition thereof issued by any Lender or any other commercial bank organized under the laws of the United States of America or Canada or any state or province thereof or the District of Columbia, or the UK, in each case having combined capital and surplus of not less than $250,000,000 (or the foreign currency equivalent thereof);

(e)               repurchase agreements of any Lender or any other commercial bank organized under the laws of the United States of America or Canada or any state or province thereof or the District of Columbia, or the UK, in each case having combined capital and surplus of not less than $250,000,000 (or the foreign currency equivalent thereof);

(f)               overnight investments with any Lender or any other commercial bank organized under the laws of the United States of America or Canada or any state or province thereof or the District of Columbia, or the UK, in each case having combined capital and surplus of not less than $250,000,000 (or the foreign currency equivalent thereof);

(g)              other readily marketable instruments issued or sold by any Lender or any other commercial bank organized under the laws of the United States of America or Canada or any state or province thereof or the District of Columbia, or the UK, in each case having combined capital and surplus of not less than $250,000,000 (or the foreign currency equivalent thereof);

(h)               shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (a) through (g) above;

(i)                funds invested in brokerage accounts with nationally recognized brokerage houses or money market accounts; and

(j)                in the case of investments by any Foreign Subsidiary or investments made in a country outside the United States, other customarily utilized high quality investments in the country where such Foreign Subsidiary is located or in which such investment is made that would customarily constitute “cash equivalents”.

“Cash Management Order” means the order of the Court entered in the Cases after the “first day” hearing on a final basis, together with all extensions, modifications and amendments thereto, in form and substance reasonably satisfactory to the Required Lenders, which among other matters authorizes the Debtors to maintain their existing cash management and treasury arrangements (as set forth in the Pre-Petition Credit Agreement) or such other arrangements as shall be reasonably acceptable to the Required Lenders in all material respects

“CFC” means (a) any Person that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and (b) each subsidiary of any Person described in clause (a).

“CFC Holdco” means a Subsidiary with no material assets other than equity interests of one or more Foreign Subsidiaries that are CFCs.

“Change in Control” means (a) any transaction (including a merger or consolidation) the result of which is that any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Permitted Investor, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of all classes of the voting stock of the Parent Borrower and/or warrants or options to acquire such voting stock, calculated on a fully diluted basis, and the percentage of the aggregate voting power represented by such voting stock of the Parent Borrower owned by such “person” or “group” then or at any time thereafter exceeds the percentage of the aggregate voting power represented by the voting stock of the Parent Borrower owned by the Permitted Investor or (b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Parent Borrower cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any rule, regulation, treaty or other law, (b) any change in any rule, regulation, treaty or other law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, promulgated or issued.

“Charges” has the meaning set forth in Section 9.15.

“Claim” means any (a) right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or (b) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

“Code” means the Internal Revenue Code of 1986.

“Collateral” means (a) means, collectively, all of the real, personal and mixed property (including Equity Interests) in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Loan Document Obligations, and (b) the “DIP Collateral” referred to in the Order, it being understood that “Collateral” shall include all such “DIP Collateral” irrespective of whether any such property was excluded pursuant to the Pre-Petition Loan Documents.

“Collateral Agreement” means the Guarantee and Collateral Agreement among the Borrowers, the other Loan Parties and the Administrative Agent, substantially in the form of Exhibit C, together with all supplements thereto.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(a)               the Administrative Agent shall have received from the Borrowers and each Designated Subsidiary (a) either (i) a counterpart of the Collateral Agreement, duly executed and delivered on behalf of such Person, or (ii) in the case of any Person that becomes a Designated Subsidiary after the Effective Date, a supplement to the Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Person, together with such documents with respect to such Designated Subsidiary as may reasonably be requested by the Administrative Agent and (b) an Intercreditor Acknowledgement in the form referred to in the Intercreditor Agreement, duly executed and delivered on behalf of such Person;

(b)              all Equity Interests owned by or on behalf of any Loan Party shall have been pledged pursuant to, and to the extent required by, the Collateral Agreement, including Equity Interests in any Luxembourg IP Subsidiary and any first-tier CFC or CFC Holdco, and the Administrative Agent shall, to the extent required by the Collateral Agreement, have received certificates or other instruments representing all such certificated Equity Interests, together with undated stock powers or other instruments of transfer with respect thereto endorsed in blank;

(c)              all other assets, to the extent not constituting Excluded Property, shall have been pledged pursuant to, and to the extent required by, the Collateral Agreement;

(d)              all documents and instruments, including UCC financing statements, required by law or reasonably requested by the Administrative Agent to be filed, registered or recorded to perfect the Liens intended to be created by the Collateral Documents with the priority required by the Collateral Documents shall have been filed, registered or recorded or delivered to the Administrative Agent for filing, registration or recording;

(e)               each Loan Party shall have obtained all material consents and approvals required in connection with the execution and delivery of all Collateral Documents to which it is a party and the performance of its obligations thereunder; and

(f)                the Loan Document Obligations shall at all times be secured by a valid, binding, continuing, enforceable perfected first priority Lien on the DIP Accounts and the proceeds thereof and, on the Effective Date (or such later date as the Required Lenders may agree in its sole discretion), the Borrowers must obtain Control Agreement for the DIP Accounts.

Notwithstanding the foregoing, any Designated Subsidiary formed or acquired after the Effective Date shall not be required to comply with the foregoing requirements prior to the time specified in Section 5.03. The foregoing definition shall not require the creation or perfection of pledges of or security interests in, or the obtaining of title insurance or, subject to the requirements of applicable law, flood insurance, legal opinions, appraisals, surveys or other deliverables with respect to, particular assets of the Loan Parties, or the provision of Guarantees by any Restricted Subsidiary, if and for so long as the Administrative Agent (acting at the direction of the Required Lenders), in consultation with the Borrowers, reasonably determines that the cost of creating or perfecting such pledges or security interests in such assets, or obtaining such title insurance or flood insurance, legal opinions, appraisals, surveys or other deliverables in respect of such assets, or providing such Guarantees, shall be excessive in view of the benefits to be obtained by the Lenders therefrom. The Required Lenders may in their sole discretion, grant extensions of time for the creation and perfection of security interests in (including delivery of promissory notes as required by clause (c) above) or the obtaining of title insurance or, subject to the requirements of applicable law, flood insurance, legal opinions, appraisals, surveys or other deliverables with respect to particular assets or the provision of any Guarantee by any Designated Subsidiary where it determines that such action cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required to be accomplished by this Agreement or the Collateral Documents.

“Collateral Documents” means the Order, Collateral Agreement, and each other document granting a Lien upon any assets of any Loan Party as security for payment of the Loan Document Obligations.

“Commitment” means, with respect to each Lender, such Lender’s New Money Commitment and such Lender’s Roll-Up Loans Commitment.

“Commitment Letter” means the Commitment Letter dated July 23, 2020, among the Ad Hoc Committee and the Parent Borrower, as such letter agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Committee” means an official committee of unsecured creditors appointed in any of the Cases by the U.S. Trustee.

“Communications” means, collectively, any written notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein that is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to Section 9.01, including through the Platform.

“Compliance Certificate” means a Compliance Certificate in the form of Exhibit D or any other form approved by the Administrative Agent.

“Confirmation Order” means an order of the Court entered in the Cases pursuant to section 1129 of the Bankruptcy Code, which order (x) shall confirm an Acceptable Plan, be a final Order and otherwise be in form and substance reasonably satisfactory to the Required Lenders, together with all extensions, modifications, and amendments thereto, also in form and substance reasonably satisfactory to the Required Lenders and (y) (i) if the Term Credit Facility converts to the Exit Facility, shall authorize and approve the extensions of credit under the Exit Facility Credit Agreement and the performance of the Borrowers’ (or the entities assuming and/or acquiring directly or indirectly the operations and assets of the Borrowers in the Acceptable Plan) and Guarantors’ obligations thereunder, authorize a pro forma capital structure that satisfies the conditions precedent to the occurrence of the Conversion Date and otherwise satisfies all other conditions to the Conversion Date or (ii) if the Term Credit Facility is to be repaid in cash, shall authorize and approve such repayment, any financing the proceeds of which will be used to fund such repayment, and the termination in full of all outstanding obligations under the Term Credit Facility.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Control Agreement” means, with respect to any deposit account or securities account maintained by any Loan Party, a control agreement in form and substance reasonably satisfactory to the Administrative Agent, duly executed and delivered by such Loan Party and the depositary bank or the securities intermediary, as the case may be, with which such account is maintained.

“Conversion Date” means the date upon which each of the conditions precedent to effectiveness of the Exit Facility Agreement set forth in the Exit Facility Term Sheet shall have been satisfied or waived.

“Court” has the meaning set forth in the Recitals.

“Cumulative Four-Week Period” means the four-week period up to and through the Saturday of the week most recently ended prior to the applicable Variance Report Date, or if a four-week period has not then elapsed from the Petition Date, such shorter period since the Petition Date through the Saturday of the most recent week then ended.

“Debtor” has the meaning set forth in the Recitals.

“Debtors’ Investment Banker” means Guggenheim Securities, LLC.

“Declined Proceeds” has the meaning set forth in Section 2.09(d).

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Rate” means (i) in the case of overdue principal of any Loan, 2.0% per annum plus the rate otherwise applicable to such Loan as provided in Section 2.11 or (ii) in the case of any other overdue amount, 2.0% per annum plus the rate applicable to ABR Term Loans as provided in Section 2.11(a).

“Deposit Account” has the meaning set forth in the Collateral Agreement.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction.

“Designated Persons” means any person or entity listed on a Sanctions list.

“Designated Subsidiary” means each Subsidiary other than an Excluded Subsidiary.

“DIP Accounts” means the DIP Funding Account and the Asset Sale Escrow Account.

“DIP Funding Account” means a Deposit Account in the name of the Parent Borrower subject to a blocked Control Agreement in favor of the Administrative Agent, on behalf of the Secured Parties, in which the proceeds of the Loans shall be deposited and held on the Funding Date and used solely for the purposes set forth in Section 3.17.

“DIP Superpriority Claim” means allowed superpriority expense claims pursuant to Bankruptcy Code Sections 364(c)(1), 503 and 507 granted by the Order.

“Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.06.

“Disqualified Stock” means any Equity Interests which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, or requires the payment of any cash dividend or any other scheduled payment constituting a return of capital, in each case at any time on or prior to the date that is 91 days after the latest Maturity Date (determined as of the date of issuance thereof or, in the case of any such Equity Interests outstanding on the date hereof, the date hereof), or (b) is convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) cash, (ii) debt or (iii) any Equity Interests referred to in (a) above, in each case at any time prior to the date that is 91 days after the latest Maturity Date (determined as of the date of issuance thereof or, in the case of any such Equity Interests outstanding on the date hereof, the date hereof). Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Stock solely because holders of the Equity Interests have the right to require the issuer of such Equity Interests to repurchase such Equity Interests upon the occurrence of a change in control or an asset sale will not constitute Disqualified Stock if the terms of such Equity Interests provide that the issuer may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption is permitted under the terms of this Agreement.

“dollars” or “$” refers to lawful money of the United States of America.

“Domestic Subsidiary” means any Subsidiary of the Parent Borrower that is organized under the laws of the United States, any state of the United States or the District of Columbia, except for a Subsidiary directly or indirectly owned by a CFC.

“EEA Financial Institution” means (a) any financial institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02), which date is September [ ], 20201.

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person, other than, in each case, a natural person or the Parent Borrower, any Subsidiary or any other Affiliate of the Parent Borrower.

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, land surface and subsurface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Laws” means all applicable federal, state, and local laws (including common law), regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and binding agreements with any Governmental Authority in each case, relating to pollution or protection of the Environment, human health and safety (to the extent related to exposure to Hazardous Materials), or the presence, Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

1 Expected to be two business days after the date the Order is approved.

“Environmental Liability” means any liability, claim, action, suit, agreement, judgment or order arising under or relating to any Environmental Law for any damages, injunctive relief, losses, fines, penalties, fees, expenses (including reasonable fees and expenses of attorneys and consultants) or costs, whether contingent or otherwise, including those arising from or relating to: (a) compliance or non-compliance with any Environmental Law or permit, license or approval issued thereunder, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threat of Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest (other than, prior to the date of such conversion, any Indebtedness that is convertible into any such Equity Interests).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or 414(c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or 414(o) of the Code.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) any failure by any Plan to satisfy the minimum funding requirements of Section 412 or 430 of the Code or Section 302 or 303 of ERISA with respect to such Plan, in each case whether or not waived, or any failure by any Loan Party or any ERISA Affiliate to make a required contribution to a Multiemployer Plan, (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) a determination that any Plan is in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code), (e) the incurrence by any Loan Party or any ERISA Affiliate of any liability under Title IV of ERISA (other than PBGC premiums due but not delinquent under Section 4007 of ERISA), (f) the receipt by any Loan Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan under Section 4042 of ERISA, (g) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or Multiemployer Plan; (h) a complete withdrawal or partial withdrawal by any Loan Party or any ERISA Affiliate from any Plan or Multiemployer Plan, (i) the receipt by any Loan Party or any ERISA Affiliate of any notice concerning the imposition of Withdrawal Liability, or a determination that a Multiemployer Plan is insolvent, within the meaning of Title IV of ERISA, or in “endangered” or “critical” status, within the meaning of Section 305 of ERISA or Section 432 of the Code, (j) a failure by any Loan Party or any ERISA Affiliate to pay when due (after expiration of any applicable grace period) any installment payment with respect to Withdrawal Liability, (k) the imposition of a Lien upon any Loan Party or any ERISA Affiliate pursuant to Section 430(k) of the Code or Section 303(k) of ERISA, (l) the occurrence of a non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) with respect to which any Loan Party or any ERISA Affiliate is a “disqualified person” (within the meaning of Section 4975 of the Code) or a “party in interest” (within the meaning of Section 406 of ERISA) or could otherwise reasonably be expected to be liable or (m) any event with respect to any Foreign Plan which could reasonably be expected to result in liability to any Loan Party similar to the liability that could arise with respect to an event described in clauses (a) through (l) above.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar,” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Events of Default” has the meaning set forth in Article VII.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Deposit Account” means (a) [reserved], (b) any Deposit Account that is a zero balance disbursement account the funds in which are used solely for the payment of salaries and wages, (c) any Deposit Account that is a zero balance disbursement account the funds in which are used solely for payment of medical or insurance reimbursement, workers’ compensation and similar expenses, (d) any escrow account to the extent the creation of a security interest therein would violate any agreement with a Person other than the Parent Borrower or a Subsidiary, and (e) any fiduciary or trust account.

“Excluded Property” the collective reference to:

(A)             any licenses, franchises, charters and authorizations of a Governmental Authority to the extent a security interest therein under the Loan Documents is prohibited by or would require the consent, license or approval of any Governmental Authority (except to the extent such prohibition or restriction is ineffective under the Uniform Commercial Code, the Order or other applicable law notwithstanding such prohibition);

(B)              any asset if the granting of a security interest under the Loan Documents in such asset would be prohibited by any (x) law, treaty, rule or regulation (including all applicable regulations and laws regarding assignments of and security interests in, government receivables) or a court or other Governmental Authority or would require the consent, license or approval of any Governmental Authority (other than proceeds thereof, to the extent the assignment of such proceeds is effective under the Uniform Commercial Code, the Order or other applicable law notwithstanding such prohibition and the assignment of such proceeds is not prohibited by applicable law and does not require the consent, license or approval of any Governmental Authority) or (y) contractual obligation (only to the extent such restriction is binding on such asset (i) on the Petition Date or (ii) on the date of the acquisition thereof and not entered into in contemplation thereof) (except to the extent such prohibition or restriction is ineffective under the Uniform Commercial Code, the Order or other applicable law notwithstanding such prohibition);

(C)             any lease, license or other agreement to the extent that a grant of a security interest therein under the Loan Documents would violate or invalidate such lease, license or agreement (except any such lease, license or agreement among Parent Borrower and its wholly-owned Subsidiaries and except to the extent such prohibition or restriction is ineffective under the Uniform Commercial Code, the Order or other applicable law notwithstanding such prohibition);

(D)             Equity Interests in any Person that is not a Subsidiary, in partnerships, in joint ventures and in non-wholly owned Subsidiaries to the extent the pledge or other granting of a security interest under the Loan Documents in such Equity Interests would be prohibited by, or require a consent or approval of unaffiliated third parties or are not permitted under, organizational or governance documents or shareholders’ or similar agreements of or with respect to such Person (except to the extent such prohibition or restriction is ineffective under the Uniform Commercial Code, the Order, or other applicable law notwithstanding such prohibition);

(E)            to the extent applicable law requires that a Subsidiary issue directors’ qualifying shares, nominee shares or similar shares which are required by applicable law to be held by persons other than a Loan Party, such qualifying shares, nominee shares or similar shares held by Persons other than a Loan Party;

(F)              any United States intent-to-use application for registration of a trademark or service mark prior to the acceptance by the United States Patent and Trademark Office of a statement of use or an amendment to allege use, to the extent and for so long as the grant of a security interest therein would impair the validity or enforceability of, or render void or voidable or result in the cancellation of, a Loan Party’s right, title or interest therein or any trademark or service mark registration issued therefrom;

(G)             “margin stock” within the meaning of Regulation U;

(H)             Excluded Deposit Accounts; and

(I)                proceeds in an amount not to exceed the Carve Out, if applicable, under the Order.

provided that (a) in the case of clauses 2(y), (3) and (5), such exclusion shall not apply (i) to the extent the prohibition or restriction is ineffective under Section 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code, the Bankruptcy Code or other applicable law or (ii) to proceeds of the assets referred to in such clause, the assignment of which is expressly deemed effective under Section 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code, the Bankruptcy Code or other applicable law and (b) assets described above shall no longer be “Excluded Property” upon termination of the applicable prohibition or restriction described above that caused such assets to be treated as “Excluded Property”.

“Excluded Subsidiary” means (a) [reserved], (b) any Foreign Subsidiary of the Parent Borrower, (c) any Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary of the Parent Borrower that is a CFC, (d) any CFC Holdco, (e) any Subsidiary that is prohibited or restricted by applicable law, rule or regulation or contractual obligation in existence on the Petition Date from providing a Guarantee of the Loan Document Obligations (solely for so long as such prohibition or restriction remains in existence) or if such Guarantee would require governmental (including regulatory) consent, approval, license or authorization unless such consent, approval, license or authorization has been received (but without obligation to seek the same), (f) [reserved], (g) [reserved], (h) [reserved], and (i) any other Restricted Subsidiary with respect to which, in the reasonable judgment of the Required Lenders (confirmed in writing by notice to the Parent Borrower), the cost or other consequences of becoming a Guarantor shall be excessive in view of the benefits to be obtained by the Lenders therefrom. In no event shall (i) the Subsidiary Borrower be an Excluded Subsidiary or (ii) any Subsidiary of the Parent Borrower that is a “Subsidiary Loan Party” (under and as defined in the ABL Credit Agreement to the extent applicable) or that is otherwise a guarantor of, or has otherwise provided security for, the obligations under the ABL Credit Agreement(to the extent applicable) be an Excluded Subsidiary.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by such Recipient’s net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed by a jurisdiction as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, such jurisdiction (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the applicable Loan or Commitment (other than an assignee pursuant to an assignment request by the Borrowers under Section 2.17(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.15, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in such Loan or Commitment or to such Lender immediately before it changed its lending office, (c) any Taxes attributable to a Lender’s failure to comply with Section 2.15(e) and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Exit Conversion” has the meaning set forth in Section 2.22.

“Exit Facility Agreement” means the credit agreement that is approved by the Confirmation Order and entered into on the Conversion Date consistent in all material respects with the terms set forth in the Exit Facility Term Sheet and any related schedules and exhibits attached thereto; provided, that such credit agreement shall have been made available to the Administrative Agent and all Lenders; provided, further, that upon the satisfaction of waiver of the conditions contemplated by Section 2.22, each Lender hereunder that is a Lender on the Conversion Date hereby authorizes the Administrative Agent to use its executed signature page to this Agreement as an executed signature page to the Exit Facility Agreement without any further action on the part of any such Lender or any other Person.

“Exit Facility Term Sheet” means the term sheet attached as Exhibit G hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury regulations or other official administrative interpretations thereof, any agreements entered into pursuant to current Section 1471(b) of the Code (or any amended or successor version described above), and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement between a non-U.S. jurisdiction and the United States of America.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means, with respect to any Person, the chief financial officer, principal accounting officer, treasurer, assistant treasurer, chief restructuring officer or controller of such Person.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Plan” means any defined benefit pension plan, benefit plan, fund (including any superannuation fund) or other similar program that, under the requirements of law of any jurisdiction other than the United States, is required to be funded through a trust or other funding vehicle (other than a trust or funding vehicle or any of the foregoing sponsored or maintained exclusively by a Governmental Authority) and is directly sponsored and maintained by a Loan Party primarily for the benefit of its employees who are employed and residing outside the United States.

“Foreign Subsidiary” means any Subsidiary of the Parent Borrower, other than a Domestic Subsidiary.

“Funding Date” means the date on which the conditions specified in Section 4.02 are satisfied (or waived in accordance with Section 9.02).

“GAAP” means generally accepted accounting principles in the United States of America, applied in accordance with the consistency requirements thereof.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state, local, county, provincial or otherwise, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“GS Bank” means Goldman Sachs Bank USA, in its individual capacity, and its successors.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount, as of any date of determination, of any Guarantee shall be the principal amount outstanding on such date of Indebtedness or other obligation guaranteed thereby (or, in the case of (i) any Guarantee the terms of which limit the monetary exposure of the guarantor or (ii) any Guarantee of an obligation that does not have a principal amount, the maximum monetary exposure as of such date of the guarantor under such Guarantee (as determined, in the case of clause (i), pursuant to such terms or, in the case of clause (ii), reasonably and in good faith by a Financial Officer of the Parent Borrower)).

“Guarantors” means each Subsidiary of the Parent Borrower (other than any Excluded Subsidiary), in each case, until any such Subsidiary (other than the Subsidiary Borrower) is released as a Guarantor in accordance with the Loan Documents.

“Hazardous Materials” means any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law, including, without limitation, any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances or mold.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person (excluding trade accounts payable incurred in the ordinary course of business), (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) current accounts payable incurred in the ordinary course of business, (ii) deferred compensation payable to directors, officers or employees of the Parent Borrower or any Restricted Subsidiary and (iii) any purchase price adjustment or earnout incurred in connection with an acquisition, except to the extent that the amount payable pursuant to such purchase price adjustment or earnout is, or becomes, a liability on the balance sheet of the Parent Borrower in accordance with GAAP), (e) all Capital Lease Obligations and Synthetic Lease Obligations of such Person, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (g) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (h) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person (but only to the extent of the lesser of (x) the amount of such Indebtedness and (y) the fair market value of such property, if such Indebtedness has not been assumed by such Person), (i) net payments that would have to be made in the event of an early termination in respect of any outstanding Swap Agreement, (j) all obligations of such Persons with respect to the redemption, repayment or repurchase of Disqualified Stock (excluding accrued dividends) and (k) all Guarantees by such Person of Indebtedness of others. The Indebtedness of any Person shall include the Indebtedness of any other Person (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor by contract, as a matter of law or otherwise as a result of such Person’s ownership interest in or other relationship with such other Person, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. It is acknowledged and agreed that private label and corporate letters of credit issued by the Parent Borrower or any Subsidiary for the making of payment for the purchase of inventory in the ordinary course of business (and in respect of which no financial institution is an issuer thereof or has any disbursement obligations thereunder) do not constitute Indebtedness of the Parent Borrower or such Subsidiary.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), all Other Taxes.

“Indemnitee” has the meaning set forth in Section 9.03(b).

“Information” has the meaning set forth in Section 9.12.

“Intercreditor Acknowledgment” means that certain Acknowledgment and Agreement, dated as of the Funding Date, by and among the Administrative Agent, the Pre-Petition Agent, the ABL Agent and the Pre-Petition ABL Agent, and acknowledged by the Loan Parties.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of August 21, 2015, among the Pre-Petition Agent, as term collateral agent, the Pre-Petition ABL Agent, as ABL collateral agent, and acknowledged by the Loan Parties, as may be supplemented and modified by the Intercreditor Acknowledgment, and as may be further amended, amended and restated, supplemented or otherwise modified and in effect from time to time.

“Interest Election Request” means a request by the Borrowers to convert or continue a Borrowing in accordance with Section 2.05, which shall be, in the case of any such written request, in the form of Exhibit E or any other form approved by the Administrative Agent.

“Interest Payment Date” means (a) with respect to any ABR Loan, the first Business Day of each calendar quarter and the Maturity Date applicable to such ABR Loan and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, such day or days prior to the last day of such Interest Period as shall occur at intervals of three months’ duration after the first day of such Interest Period and the Maturity Date applicable to such Eurodollar Loan.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or, with the consent of each Lender participating therein, twelve months) thereafter, as the Borrowers may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing. For the avoidance of doubt, no Interest Period shall extend beyond the Maturity Date.

“Interpolated Screen Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, a rate per annum which results from interpolating on a linear basis between (a) the Screen Rate for the longest maturity for which a Screen Rate is available that is shorter than such Interest Period and (b) the Screen Rate for the shortest maturity for which a Screen Rate is available that is longer than such Interest Period, in each case at 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Investment” means, with respect to a specified Person, any direct or indirect acquisition or investment by such Person in any other Person, in the form of (a) the purchase or other acquisition (including without limitation by merger or otherwise) of Equity Interests or debt or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person or (c) the purchase or other acquisition (in one transaction or a series of transactions, including without limitation by merger or otherwise) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, division, product or line of business of such Person. For purposes of covenant compliance, the amount of any Investment at any time shall be the amount actually invested (measured at the time made), without adjustment for subsequent changes in the value of such Investment, net of any cash return representing a return of capital with respect to such Investment.

“IRS” means the United States Internal Revenue Service.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that shall have ceased to be a party hereto pursuant to an Assignment and Assumption.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, a rate per annum equal to the London interbank offered rate as administered by the ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for deposits in dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period as displayed on the applicable Bloomberg screen page that displays such rate (or, in the event such rate does not appear the applicable Bloomberg screen page, on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion) at 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (the “Screen Rate”). If no Screen Rate shall be available for a particular Interest Period but Screen Rates shall be available for maturities both longer and shorter than such Interest Period, then the LIBO Rate for such Interest Period shall be the Interpolated Screen Rate. Notwithstanding the foregoing, if the LIBO Rate, determined as provided above in this definition, would be less than zero, the LIBO Rate shall for all purposes of this Agreement be zero.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest or other encumbrance in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Liquidity” means, at any time, the sum of, without duplication, (a) Availability (as defined in the Pre-Petition ABL Credit Agreement as in effect on the date hereof or, to the extent applicable, the ABL Credit Agreement as in effect on the Funding Date), (b) unrestricted cash and cash equivalents of the Parent Borrower and its Restricted Subsidiaries that would be reflected on a consolidated balance sheet of the Parent Borrower in accordance with GAAP on such date (other than the cash proceeds of any Indebtedness being incurred on such date) and (c) cash and cash equivalents of the Parent Borrower and its Restricted Subsidiaries (excluding, for the avoidance of doubt, Eligible Pledged Cash (as defined in the Pre-Petition ABL Credit Agreement as in effect on the date hereof or, to the extent applicable, the ABL Credit Agreement, as in effect on the Funding Date) to the extent duplicative) that are restricted in favor of the Administrative Agent or any Lender (or, the Pre-Petition ABL Agent or, to the extent applicable, the ABL Agent, for the benefit of the Administrative Agent pursuant to the Intercreditor Agreement) (which cash and cash equivalents may also secure other Indebtedness together with the Loan Document Obligations).

“Loan Document Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all accrued and unpaid fees, premiums (including the Redemption Premium, if any) and all expenses, reimbursements, indemnities and other obligations of the Loan Parties to any Lender, the Administrative Agent, or any Indemnitee arising under the Loan Documents, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, premiums (including the Redemption Premium, if any), costs, expenses and indemnities that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees, premiums (including the Redemption Premium, if any), costs, expenses and indemnities are allowed claims in such proceeding.

“Loan Documents” means this Agreement, the Commitment Letter, the Collateral Agreement, the Control Agreement with respect to the DIP Accounts, the other Collateral Documents, the Intercreditor Agreement, the Intercreditor Acknowledgment, the Administrative Agent Fee Letter, the Order and, except for purposes of Section 9.02, any promissory notes delivered pursuant to Section 2.07(e).

“Loan Parties” means the Borrowers and the Guarantors.

“Loans” means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

“Luxembourg IP Subsidiary” means each of (i) AnnTaylor Loft GP Lux S.à.rl. and (ii) AnnTaylor Loft Borrower Lux SCS.

“Material Adverse Effect” means a material adverse effect on (a) the results of operations, assets, business or financial condition of the Parent Borrower and the Restricted Subsidiaries, taken as a whole, excluding in any event (i) the effect of filing the Cases, the events and conditions leading up to and customarily resulting from the commencement and continuation of the Cases, the effects thereof and any action required to be taken under the Loan Documents or the Order and the Cases themselves, (ii) any matters publicly disclosed prior to the filing of the Cases and (iii) any matters or transactions disclosed, contemplated or required to be taken in any “first day” or “second day” orders, motions related thereto or in any supporting declarations thereof, (b) the ability of the Loan Parties to perform any of their monetary obligations under the Loan Documents to which it is a party or (c) the rights of or benefits available to the Administrative Agent or the Lenders under the Loan Documents; provided that in determining whether a “material adverse effect” has occurred or exists under clause (a) hereof, the impacts of COVID-19 on the results of operations, assets, business or financial condition of the Parent Borrower and the Restricted Subsidiaries will be disregarded (provided that this exception shall not apply to the extent that it is materially disproportionately adverse to the Parent Borrower and its Restricted Subsidiaries, taken as a whole, as compared to other companies in the same industry in which the Parent Borrower and its Restricted Subsidiaries operate).

“Material Indebtedness” means Indebtedness (other than the Loans and Guarantees under the Loan Documents), or obligations in respect of one or more Swap Agreements, of any one or more of the Parent Borrower and the Subsidiaries in an aggregate principal amount exceeding $10,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Parent Borrower or any Restricted Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Parent Borrower or such Restricted Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Maturity Date” means the date that is the earliest of (i) six months after the Effective Date, (ii) the date of the substantial consummation (as defined in Section 1101(2) of the Bankruptcy Code) of an Acceptable Plan, (iii) the date the Court converts any of the Cases to a Chapter 7 case, (iv) the date the Court dismisses any of the Cases, (v) the date on which the Loan Parties consummate a sale of all or substantially all of the assets of the Loan Parties pursuant to section 363 of the Bankruptcy Code or otherwise, and (vi) such earlier date on which the Loans shall become due and payable by acceleration or otherwise in accordance with the terms of this Agreement and the other Loan Documents.

“Maximum Rate” has the meaning set forth in Section 9.15.

“MNPI” means material information concerning the Parent Borrower, any Subsidiary or any Affiliate of any of the foregoing or their securities that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act and the Exchange Act. For purposes of this definition, “material information” means information concerning the Parent Borrower or its Subsidiaries, or any of their respective securities, that would reasonably be expected to be material for purposes of the United States federal and state securities laws.

“Moody’s” means Moody’s Investors Service, Inc., and any successor to its rating agency business.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA that is or was, during the past six years, maintained or sponsored by any Loan Party or ERISA Affiliate or to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the past six years has made or been obligated to make contributions, in each case, if a liability to a Loan Party remains outstanding.

“Net Proceeds” means, with respect to any event, (a) the cash (which term, for purposes of this definition, shall include Cash Equivalents) proceeds (including, in the case of any casualty, condemnation or similar proceeding, insurance, condemnation or similar proceeds) received in respect of such event, including any cash received in respect of any noncash proceeds, but only as and when received, net of (b) the sum, without duplication, of (i) all actual fees and out-of-pocket expenses paid in connection with such event by the Parent Borrower and the Restricted Subsidiaries to Persons that are not Affiliates of the Parent Borrower or any Restricted Subsidiary, (ii) in the case of a sale, transfer or other disposition (including pursuant to a Sale/Leaseback Transaction or a casualty or a condemnation or similar proceeding) of an asset, the amount of all payments required to be made by the Parent Borrower and the Restricted Subsidiaries as a result of such event to repay Indebtedness (other than Loans and Indebtedness under the ABL Credit Agreement) secured by such asset on a basis prior to the Liens, if any, on such assets securing the Loan Document Obligations and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Parent Borrower and the Restricted Subsidiaries, and the amount of any reserves established by the Parent Borrower and the Restricted Subsidiaries in accordance with GAAP to fund purchase price adjustment, indemnification and similar contingent liabilities (other than any earnout obligations) reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to the occurrence of such event (as determined reasonably and in good faith by the chief financial officer of the Parent Borrower). For purposes of this definition, in the event any contingent liability reserve established with respect to any event as described in clause (b)(iii) above shall be reduced, the amount of such reduction shall, except to the extent such reduction is made as a result of a payment having been made in respect of the contingent liabilities with respect to which such reserve has been established, be deemed to be receipt, on the date of such reduction, of cash proceeds in respect of such event.

“New Money Commitment” means as to each Lender, its obligation to make a New Money Loan to Borrowers hereunder, expressed as an amount representing the maximum principal amount of New Money Loans to be made by such Lender under this Agreement, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to an Assignment and Assumption substantially in the form of Exhibit A hereto. The amount of each Lender’s New Money Commitment is set forth on Schedule 2.01 under the caption “New Money Loans” or, otherwise, in the Assignment and Assumption pursuant to which such Lender shall have assumed its New Money Commitment, as the case may be. The aggregate amount of the New Money Commitments on the date hereof is $150 million.

“New Money Loans” means the loans made pursuant to Section 2.01(a).

“OFAC” means the United States Treasury Department Office of Foreign Assets Control.

“Order” means the order of the Court entered in the Cases after a final hearing under Bankruptcy Rule 4001(c)(2) or such other procedures as approved by the Court, which order shall be satisfactory in form and substance to the Required Lenders, and from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal or motion to reconsider has been dismissed or denied with no further appeal and the time for filing such appeal has passed (unless Administrative Agent waives such requirement), together with all extensions, modifications, and amendments thereto, in form and substance satisfactory to the Required Lenders, which, among other matters but not by way of limitation, authorizes the Loan Parties to obtain credit, incur (or guaranty) Indebtedness, and grant Liens under this Agreement and the other Loan Documents, as the case may be, and provides for the super-priority of the Administrative Agent’s and the Lenders’ claims.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under , engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under any Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, excluding any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.17).

“Parent Borrower” has the meaning set forth in the introductory paragraph hereto.

“Participant Register” has the meaning set forth in Section 9.04(c)(ii).

“Participants” has the meaning set forth in Section 9.04(c)(i).

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub.L. No. 107-56 (signed into law October 26, 2001)).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Permitted Encumbrances” means:

(a)               Liens imposed by law for Taxes that are not yet delinquent or are being contested in compliance with Section 5.06;

(b)               carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law (other than any Lien imposed pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code), arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.06;

(c)               pledges and deposits made (i) in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations and (ii) in respect of letters of credit, bank guarantees or similar instruments issued for the account of the Parent Borrower or any Restricted Subsidiary in the ordinary course of business supporting obligations of the type set forth in clause (i) above or reimbursement or indemnification obligations to insurance carriers providing property, casualty or liability insurance to the Parent Borrower and its Restricted Subsidiaries;

(d)               pledges and deposits made to secure the performance of bids, trade contracts (other than Indebtedness for borrowed money), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)               judgment liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII;

(f)                easements, zoning restrictions, rights-of-way, site plan agreements, development agreements, operating agreements, cross-easement agreements, reciprocal easement agreements and other encumbrances and exceptions to title on real property that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Parent Borrower or any Restricted Subsidiary or the ordinary operation of such real property;

(g)               customary rights of setoff upon deposits of cash in favor of banks and other depository institutions and Liens of a collecting bank arising under the UCC in respect of payment items in the course of collection;

(h)               Liens arising from precautionary UCC financing statement filings (or similar filings under applicable law) regarding operating leases or consignments, in each case arising in the ordinary course of business;

(i)                 Liens representing any interest or title of a licensor, lessor or sublicensor or sublessor, or a licensee, lessee or sublicensee or sublessee, in the property subject to any lease (other than Capital Lease Obligations), license or sublicense or concession agreement permitted by this Agreement;

(j)                 Liens arising in the ordinary course of business in favor of custom and forwarding agents and similar Persons in respect of imported goods and merchandise in the custody of such Persons;

(k)               Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(l)                 Liens or rights of setoff against credit balances of the Parent Borrower or any Restricted Subsidiary with credit card issuers or credit card processors to secure obligations of the Parent Borrower or such Restricted Subsidiary, as the case may be, to any such credit card issuer or credit card processor incurred in the ordinary course of business as a result of fees and chargebacks;

(m)             Liens on Equity Interests of any joint venture (i) securing obligations of such joint venture or (ii) pursuant to the relevant joint venture agreement, in each case in existence on or prior to the Petition Date; and

(n)               other Liens that are contractual rights of set-off;

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness, other than Liens referred to in clause (c) above securing letters of credit, bank guarantees or similar instruments.

“Permitted Investor” means David Jaffe (or any member of his family that is actively involved in the management of the Parent Borrower).

“Permitted Variance” means, any variance that does not violate Section 6.12(b).

“Person” or “person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Petition Date” has the meaning set forth in the Recitals.

“Plan” means any “employee pension benefit plan,” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan or Foreign Plan), (a) that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and (b) (i) in respect of which any Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA and/or (ii) that is or was, within the past six years, maintained or sponsored by any Loan Party or ERISA Affiliate or to which any Loan Party or ERISA Affiliate makes or is obligated to make contributions, or during the past six years, has made or been obligated to make contributions, in each case of (ii) if a liability to a Loan Party remains outstanding.

“Plan of Reorganization” means a plan of reorganization with respect to the Loan Parties and their Subsidiaries pursuant to the Cases.

“Platform” has the meaning set forth in Section 9.01(d).

“Pre-Petition ABL Agent” means JPMorgan Chase Bank, N.A., as administrative agent under the Pre-Petition ABL Credit Agreement.

“Pre-Petition ABL Credit Agreement” means the Amended and Restated ABL Credit Agreement, dated as of August 21, 2015, among the Parent Borrower, the borrowing subsidiaries party thereto, the other loan parties party thereto, the lenders party thereto and the Pre-Petition ABL Agent, as amended, restated, supplemented, modified, renewed, refunded, replaced (whether at maturity or thereafter) or refinanced from time to time in one or more agreements (in each case with the same or new agents, lenders or institutional investors), including any agreement adding or changing the borrower or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof, in each case, through the Petition Date.

“Pre-Petition Agent” means GS Bank, in its capacity as administrative agent under any of the Pre-Petition Loan Documents.

“Pre-Petition Credit Agreement” has the meaning assigned to such term in the Recitals.

“Pre-Petition Indebtedness” means the Indebtedness of the Loan Parties existing prior to the Petition Date and set forth on Schedule 6.01.

“Pre-Petition Lenders” means the lenders under the Pre-Petition Credit Agreement.

“Pre-Petition Lender Obligations” means all “Loan Document Obligations” as defined in the Pre-Petition Credit Agreement.

“Pre-Petition Loan Documents” means the “Loan Documents” as defined in the Pre-Petition Credit Agreement.

“Pre-Petition Loans” means Pre-Petition Lender Obligations in respect of principal of “Loans” under, and as defined in, the Pre-Petition Credit Agreement and interest, expenses, fees, premium and other sums payable in respect thereof under the Pre-Petition Loan Documents.

“Prepayment Event” means:

(a)               any Asset Sale of the type described in clauses (j) and (k) of Section 6.05 unless such disposition results in aggregate Net Proceeds not exceeding $500,000 for any individual transactions or series of related transactions;

(b)               any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any asset of the Parent Borrower or any Restricted Subsidiary resulting in aggregate Net Proceeds exceeding $500,000; or

(c)               the incurrence by the Parent Borrower or any Restricted Subsidiary of any Indebtedness, other than any Indebtedness permitted to be incurred by Section 6.01.

“Prime Rate” means the rate of interest per annum published by The Wall Street Journal, Money Rates Section as the “Prime Rate”, as in effect from time to time. Each change in the Prime Rate shall be effective from and including the date such change is published. If the Wall Street Journal ceases publication of such rate, in such other nationally recognized financial publication of general circulation as the Administrative Agent may designate based on the Administrative Agent’s reasonable determination that the rate so published is comparable to the “Prime” rate published in the Wall Street Journal.

“Private Side Lender Representatives” means, with respect to any Lender, representatives of such Lender that are not Public Side Lender Representatives.

“Public Side Lender Representatives” means, with respect to any Lender, representatives of such Lender that do not wish to receive MNPI.

“Recipient” means the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document.

“Redemption Premium” has the meaning set forth in Section 2.09(e).

“Register” has the meaning set forth in Section 9.04(b)(v).

“Related Lender” means with respect to any Person, an Affiliate or any fund, account or investment vehicle that is controlled, managed, advised or sub-advised by such Person, an Affiliate or the same investment manager, advisor or sub-advisor as such Person or an Affiliate of such investment manager, advisor or sub-advisor.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, partners, members, trustees, employees, agents, administrators, managers, representatives and advisors of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within or upon any building, structure, facility or fixture.

“Required Lenders” means, at any time, Lenders having aggregate Loans (or, prior to the borrowing hereunder on the date hereof, Commitments) representing more than 50.01% of the aggregate principal amount of the Loans (or, prior to the borrowing hereunder on the date hereof, the aggregate Commitments) at such time.

“Required Milestones” means the covenants set forth on Schedule 5.11.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Parent Borrower or any Restricted Subsidiary, or any payment or distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, exchange, conversion, cancellation or termination of any Equity Interests in the Parent Borrower or any Restricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary of the Parent Borrower.

“Restructuring Support Agreement” or “RSA” means that certain Restructuring Support Agreement, dated as of July 23, 2020, executed and delivered by the Loan Parties and the other parties thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Roll-up Loans” are the loans made pursuant to Section 2.01(b).

“Roll-up Loans Commitment” means, as to each Lender, its obligation to make a Loan to the Borrower pursuant to Section 2.01(b) in an aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 (as updated from time to time within 2 days of the Effective Date) under the caption “Roll-up Loans Commitment”, as applicable. The aggregate amount of the Roll-up Loans Commitment on the date hereof is $162,342,704.17, which amount shall (i) comprise a roll-up and refinancing of the Pre-Petition Loans (including accrued but unpaid interest) approved pursuant to the Order and (ii) be deemed funded by the Lenders pursuant to Section 2.01.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Parent Borrower or any Restricted Subsidiary whereby the Parent Borrower or such Restricted Subsidiary sells or transfers such property to any Person and the Parent Borrower or any Restricted Subsidiary leases such property, or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, from such Person or its Affiliates.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of Designated Persons maintained by OFAC, the U.S. Department of State, or by the United Nations Security Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any Person or Persons described in the preceding clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“Screen Rate” has the meaning assigned to it in the definition of “LIBO Rate.”

“SEC” means the United States Securities and Exchange Commission.

“Secured Parties” means (a) the Administrative Agent, (b) [reserved], (c) the Lenders, (d) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document and (e) the permitted successors and assigns of the foregoing.

“Securities Act” means the United States Securities Act of 1933.

“Specified Dispositions” means (i) the closure, sale, transfer or disposition of the Loan Parties’ or their Subsidiaries’ stores, leases, warehouses, distribution centers and other real property (and all fixtures and equipment in each case in connection therewith), (ii) bulk sales or other dispositions of inventory or equipment of the Loan Parties’ or their Subsidiaries’ and (iii) termination of leases, licenses, subleases or sublicenses, in each case, in connection therewith; provided that such Specified Dispositions are identified in writing by the Parent Borrower to the Required Lenders and agreed to by the Required Lenders, in their reasonable discretion on or prior to the Effective Date and as may be updated, supplemented or modified from time to time, as agreed to by the Required Lenders in their reasonable discretion.

“Specified Indebtedness” means any Subordinated Indebtedness and any unsecured Indebtedness or any secured Indebtedness that is not secured on a pari passu basis with the Loan Document Obligations; provided that, Indebtedness under the ABL Credit Agreement, to the extent applicable, shall constitute Specified Indebtedness solely for purposes of Section 6.08(c).

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, established by the Board of Governors to which the Administrative Agent is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board of Governors). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness” of a Person means any Indebtedness of such Person which is subordinated in right of payment to the Loan Document Obligations.

“subsidiary” means, with respect to any Person (the “parent”) at any date, (a) any Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date and (b) any other Person (i) of which Equity Interests representing more than 50% of the equity value or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any direct or indirect subsidiary of the Parent Borrower (including, for the avoidance of doubt, the Subsidiary Borrower).

“Subsidiary Borrower” has the meaning set forth in the introductory paragraph hereto.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Parent Borrower or any Subsidiary shall be a Swap Agreement.

“Synthetic Lease” means, as to any Person, any lease (including leases that may be terminated by the lessee at any time) of any property (whether real, personal or mixed) (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for US federal income tax purposes, other than any such lease under which such Person is the lessor.

“Synthetic Lease Obligations” means, as to any Person, an amount equal to the sum, without duplication, of (a) the obligations of such Person to pay rent or other amounts under any Synthetic Lease which are attributable to principal and (b) the amount of any purchase price payment under any Synthetic Lease assuming the lessee exercises the option to purchase the leased property at the end of the lease term. For purposes of Section 6.02, a Synthetic Lease Obligation shall be deemed to be secured by a Lien on the property being leased and such property shall be deemed to be owned by the lessee.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Credit Facility” has the meaning set forth in the Recitals.

“Term Lender” means a Lender with a Commitment or an outstanding Term Loan.

“Term Loan” means a Loan made pursuant to Section 2.01.

“Term Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“Transactions” means (a) the execution, delivery and performance by the Loan Parties of this Agreement, the borrowing of the Term Loans and the use of the proceeds thereof, (b) to the extent applicable, the execution, delivery and performance by the Loan Parties of the ABL Credit Agreement, (c)  the creation and perfection of the security interests provided for in the Collateral Documents, and (d)  the payment of all fees, commissions, costs and expenses in connection with the foregoing.

“Type” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the perfection of security interests created by the Collateral Documents.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning set forth in Section 2.15(e)(ii)(B)(3).

“U.S. Trustee” means the United States Trustee applicable in the Cases.

“Variance Report” shall have the meaning assigned to such term in Section 5.01(g).

“Variance Report Date” shall have the meaning assigned to such term in Section 5.01(g).

“Variance Testing Period” shall mean the four-week calendar period up to and through the Saturday of the week most recently ended prior to the applicable Variance Report Date (provided that, the first Variance Testing Period shall include the entire period from the Petition Date through the Saturday of the week most recently ended prior to the applicable Variance Testing Period).

“wholly-owned” when used in reference to a subsidiary of any Person, means that all the Equity Interests in such subsidiary (other than directors’ qualifying shares and other nominal amounts of Equity Interests that are required to be held by other Persons under applicable law) are owned, beneficially and of record, by such Person, another wholly-owned subsidiary of such Person or any combination thereof.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02.      Classification of Loans and Borrowings. For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Type.

Section 1.03.      Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real and personal, tangible and intangible assets and properties, including cash, securities, accounts and contract rights. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply), and all judgments, orders, writs and decrees, of all Governmental Authorities. Except as otherwise provided herein and unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document (including this Agreement and the other Loan Documents) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

Section 1.04.      Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature used herein shall be construed in accordance with GAAP as in effect from time to time; provided that (a) if the Parent Borrower notifies the Administrative Agent in writing (including via e-mail) that the Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after the Effective Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrowers that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith; provided that the Borrowers, on the one hand, and the Lenders, on the other hand, agree to negotiate in good faith with respect to any proposed amendment to eliminate or adjust for the effect of any such change in GAAP; and (b) notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under Statement of Financial Accounting Standards 159, The Fair Value Option for Financial Assets and Financial Liabilities, or any successor thereto (including pursuant to the Accounting Standards Codification), to value any Indebtedness of the Parent Borrower or any Restricted Subsidiary at “fair value,” as defined therein, and (ii) any change in GAAP occurring after July 24, 2015 as a result of the adoption of any proposals set forth in the Proposed Accounting Standards Update, Leases (Topic 840), issued by the Financial Accounting Standards Board on August 17, 2010, or any other proposals issued by the Financial Accounting Standards Board in connection therewith, in each case if such change would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) was not required to be so treated under GAAP as in effect on July 24, 2015.

Section 1.05.      Classification of Actions. For purposes of determining compliance at any time with the covenants set forth in Section 6.01 and Section 6.02 (or, in each case, any defined terms used therein), in the event that the subject transaction meets the criteria of more than one of the categories of transactions permitted pursuant to the Sections (or related defined terms) in Section 6.01 and Section 6.02, the Borrowers may, in their sole discretion, classify the applicable transaction (or any portion thereof) under such Section (or defined term); it being understood that (i) the Borrowers may divide and include such transaction under one or more of the clauses of such Section (or any relevant portion thereof or of the applicable related defined term) that permit such transaction, but will not be permitted to later reclassify such transaction and (ii) notwithstanding anything in this Section 1.05 to the contrary for purposes of this Agreement, (x) Indebtedness incurred under the Pre-Petition ABL Credit Agreement and, to the extent applicable, the ABL Credit Agreement shall only be permitted to be incurred or be outstanding under Section 6.01(j) and (y) Indebtedness uncured under the Loan Documents or the Pre-Petition Loan Documents shall only be permitted to be incurred or be outstanding under Section 6.01(a).

Section 1.06.      Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

Article II

The Credits

Section 2.01.      Commitments.

(a)            Subject to the terms and conditions set forth herein and in the Order, each Lender severally and not jointly agrees to make, on the Funding Date, Loans to the Borrowers in an aggregate amount not to exceed such Lender’s New Money Commitment. The New Money Commitments in respect of the New Money Loans shall terminate automatically immediately after the making of the New Money Loans on the Funding Date. Proceeds of the New Money Loans shall be deposited in the DIP Funding Account and used solely as permitted herein.

(b)            Subject to the terms and conditions set forth herein and in the Order, each Lender severally and not jointly agrees to roll-up and refinance a portion of the Pre-Petition Loans held by such Lender immediately prior to the Effective Date for Roll-up Loans in an aggregate principal amount equal to its Roll-up Loans Commitment, which shall be effected by means of a “cashless roll” by each such Lender. For the avoidance of doubt, upon the consummation of the “cashless roll”, (i) the Roll-up Loans shall be deemed funded on the Effective Date, (ii) the Administrative Agent shall record the Roll-up Loans in the Register and (iii) the Administrative Agent, the Lenders and the Loan Parties each acknowledges and agrees that the Roll-up Loans Commitment shall expire upon such cashless roll-up of the Roll-up Loans on the Effective Date.

Section 2.02.      Loans and Borrowings.

(a)            Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type made by the Lenders ratably in accordance with their respective Commitments.

(b)           Subject to Section 2.12, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrowers may request in accordance herewith. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement.

(c)            At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate principal amount that is an integral multiple of $1,000,000 and not less than $5,000,000; provided that a Eurodollar Borrowing that results from a continuation of an outstanding Eurodollar Borrowing may be in an aggregate amount that is equal to such outstanding Borrowing. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate principal amount that is an integral multiple of $500,000 and not less than $1,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of six (or such greater number as may be agreed to by the Administrative Agent) Eurodollar Borrowings outstanding.

(d)           Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert to or continue, any Eurodollar Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date applicable thereto.

Section 2.03.      Requests for Borrowings. To request a Borrowing, the Borrowers deliver to the Administrative Agent a Borrowing Request (delivered by e-mail, hand or facsimile) (a) in the case of a Eurodollar Borrowing, not later than 12:00 p.m., New York City time, three Business Days before the date of the proposed Borrowing (or, such shorter period of time as may be agreed to by the Administrative Agent) or (b) in the case of an ABR Borrowing, not later than 12:00 p.m., New York City time, one Business Day before the date of the proposed Borrowing. Each written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)             the aggregate amount of such Borrowing;

(ii)            the date of such Borrowing, which shall be a Business Day;

(iii)           whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

(iv)          in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(v)           the location, number of the account and any other wiring information required by the Administrative Agent of the Borrowers to which funds are to be disbursed.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04.      Funding of Borrowings.

(a)            Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 2:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. Upon receipt of all requested funds, the Administrative Agent will make such Loans available to the Borrowers by promptly remitting the amounts so received, in like funds, by wire transfer to the DIP Funding Account.

(b)            Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, but shall have no obligation to, in reliance on such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of a payment to be made by the Borrowers, the interest rate applicable to ABR Loans. If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by the Borrowers for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrowers shall be without prejudice to any claim any Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

Section 2.05.      Interest Elections.

(a)            Each Borrowing initially shall be of the Type and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in the applicable Borrowing Request or as otherwise provided in Section 2.03. Thereafter, the Borrowers may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrowers may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)           To make an election pursuant to this Section, the Borrowers shall notify the Administrative Agent of such election in writing by delivering (by e-mail, hand delivery or facsimile) an Interest Election Request to the Administrative Agent by the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable. Each written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)             the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)            the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)           whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv)          if the resulting Borrowing is to be a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration.

(c)           Promptly following receipt of an Interest Election Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(d)           If the Borrowers fail to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be continued as a Eurodollar Borrowing for an additional Interest Period of one month. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing with respect to any Borrower, or if any other Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, has notified the Borrowers of the election to give effect to this sentence on account of such Event of Default, then, so long as such Event of Default is continuing, (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.06.      Termination of Commitments.

(a)               Unless previously terminated, the Commitments of each Lender shall automatically terminate and permanently reduce to $0 upon the making of such Lender’s Loans pursuant to Section 2.01(a) and (b), as applicable.

Section 2.07.      Repayment of Loans; Evidence of Debt.

(a)           The Borrowers hereby unconditionally, jointly and severally, promise to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender as provided in Section 2.08.

(b)           Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)           The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)           The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to pay any amounts due hereunder in accordance with the terms of this Agreement. In the event of any conflict between the accounts maintained pursuant to paragraph (b) or (c) of this Section, the accounts maintained by the Administrative Agent shall, absent manifest error, control.

(e)            Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) substantially in the form of Exhibit K attached hereto. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.08.      Amortization of Term Loans.

(a)            [Reserved]

(b)           To the extent not previously paid, all Term Loans shall be due and payable on the Maturity Date.

(c)            [Reserved]

(d)           Prior to any repayment of any Borrowings under this Section, the Borrowers shall notify the Administrative Agent in writing of such selection not later than 12:00 p.m., New York City time, three Business Days before the scheduled date of such repayment. Administrative Agent shall promptly notify each Lender of such repayment notification. Each repayment of a Borrowing shall be applied ratably to the Loans included in the repaid Borrowing. Repayments of Borrowings shall be accompanied by accrued interest (and premium, if any) on the amounts repaid.

Section 2.09.      Prepayment of Loans.

(a)            Subject to the Order and the Intercreditor Agreement, in the event that any Net Proceeds are received by or on behalf of the Parent Borrower or any Restricted Subsidiary in respect of an Asset Sale of all or substantially all of the assets of the Company and its Restricted Subsidiaries, the Borrowers shall, within three Business Days after such Net Proceeds are received, prepay Borrowings in an amount equal to 100% of such Net Proceeds subject to the requirements of Section 2.09(e), with application to the Loan Document Obligations set forth in Section 2.09(d) below; provided that any Net Proceeds in respect of ABL Priority Collateral received by the Borrowers or any Restricted Subsidiary as a result of such Asset Sale shall be applied in accordance with the Order and the Intercreditor Agreement, as applicable.

(b)           Subject to the Order and the Intercreditor Agreement, in the event and on each occasion that any Net Proceeds are received by or on behalf of the Parent Borrower or any Restricted Subsidiary in respect of any Prepayment Event (other than an Asset Sale of all or substantially all of the assets of the Company and its Restricted Subsidiaries), the Borrowers shall, on the day such Net Proceeds are received (or, in the case of a Prepayment Event described in clause (a) or (b) of the definition of “Prepayment Event,” within three Business Days after such Net Proceeds are received), be deposited into the Asset Sale Escrow Account and held in the Asset Sale Escrow Account in accordance with clause (c) below; provided that in the case of a Prepayment Event described in clauses (a) or (b) of the definition thereof, any Net Proceeds in respect of ABL Priority Collateral received by the Borrowers or any Restricted Subsidiary as a result of such Prepayment Event shall be applied in accordance with the Order and the Intercreditor Agreement, as applicable.

(c)            Net Proceeds received in connection with any Prepayment Event described in clause (a) or (b) of the definition of “Prepayment Event” (other than an Asset Sale of all or substantially all of the assets of the Company and its Restricted Subsidiaries), and solely to the extent that such Net Proceeds in respect of the applicable Asset Sale constitute Term Priority Collateral, shall be deposited into the Asset Sale Escrow Account. Notwithstanding anything to the contrary herein, Net Proceeds of any Asset Sale held in the Asset Sale Escrow Account may be used solely, (i) prior to the occurrence of the Conversion Date, to prepay the Loan Document Obligations (including, for the avoidance of doubt, the Redemption Premium) in full in cash (including, for the avoidance of doubt, on the Maturity Date) and (ii) upon the occurrence of the Conversion Date, as directed by the Borrowers.

(d)           Any optional or mandatory prepayment of Borrowings under this Section, shall be applied to reduce the principal amount of the Term Loans to be repaid on the Maturity Date. Notwithstanding the foregoing, any Lender may elect, by written notice to the Administrative Agent by not later than 3:00 p.m. New York City time, two Business Days (or such shorter period as may be established by the Administrative Agent) prior to the required prepayment date, to decline all or any portion of any prepayment of its Loans pursuant to this Section (other than an optional prepayment pursuant to paragraph (a) of this Section or a prepayment pursuant to clause (c) of the definition of “Prepayment Event,” which may not be declined), in which case the aggregate amount of the payment that would have been applied to prepay Loans but was so declined shall first, be offered to Lenders who did not decline its pro rata share of the prepayment who may elect by written notice to the Administrative Agent by not later than 3:00 p.m. New York City time, one Business Day prior to the required prepayment date, to decline all or any portion of such offered prepayment amount and second, if declined by such Lenders, may be retained by the Borrowers and shall constitute “Declined Proceeds.” For the avoidance of doubt, a Lender shall be deemed to have accepted any prepayment amount offered under this paragraph (d) if such Lender does not deliver a written notice to the Administrative Agent rejecting such prepayment amount in accordance with this paragraph (d).

(e)            In the event that all or any portion of the Loans are repaid or prepaid as a result of (i) [reserved], (ii) a mandatory prepayment pursuant to Section 2.09(a), solely as a result of an Asset Sale of all or substantially all of the assets of the Parent Borrower and its Restricted Subsidiaries (which, for the avoidance of doubt, includes the “Premium” and “Lane Bryant” business lines) or (iii) the repayment of the Loans on the Maturity Date, in each case prior to or without the occurrence of the Conversion Date, such repayments or prepayments will include a premium in an aggregate amount equal to 11.23% of the amount of the loans so prepaid or repaid (the foregoing premium, the “Redemption Premium”).

(f)            The Borrowers shall notify the Administrative Agent in writing of any optional prepayment and, to the extent practicable, any mandatory prepayment hereunder by Borrowing, not later than 12:00 p.m., New York City time, three Business Days before the date of such prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment; provided that a notice of prepayment of Borrowings pursuant to paragraph (a) of this Section may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the Parent Borrower (by notice to the Administrative Agent on or prior to the specified date of prepayment) if such condition is not satisfied. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest as required by Section 2.11.

(g)           Notwithstanding any provisions of this Section 2.09 to the contrary, if any prepayment would otherwise be required to be made pursuant to clause (b) of this Section 2.09, solely as it relates to the portion of such Net Proceeds generated outside of the United States, so long as (x) the applicable local law will not permit repatriation of such Net Proceeds to the United States or (y) material adverse tax consequences to the Parent Borrower or any of its Subsidiaries would result from such repatriation, such Net Proceeds so affected shall not be required to be included in the mandatory prepayments referred to in such clause (b).

Section 2.10.      Closing Payments, Premiums and Fees.

(a)           The Borrowers agree, jointly and severally, to pay (or cause to be paid) on the Funding Date to each Lender, a closing payment in an amount equal to 2.50% of the aggregate principal amount of such Lender’s New Money Loan, which such payment may be treated as original issue discount. The premium referenced in this clause (a) shall be fully earned on the Effective Date and due and payable in full on the date set forth above.

(b)           The Borrowers agree, jointly and severally, to pay (i) to the Administrative Agent, for its own account, fees and expenses in the amounts and payable at the times and in the manner set forth in the Administrative Agent Fee Letter, (ii) to the Backstop Lenders, for their own account, premiums in amounts and payable at the times separately agreed upon in the Commitment Letter and (iii) to the Lenders, for their own account, premiums in amounts and payable at the times separately agreed upon in the RSA.

(c)           All amounts payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, in the case of closing payments, to the Term Lenders entitled thereto. Amounts paid shall not be refundable under any circumstances (absent manifest error in the amount paid).

Section 2.11.      Interest.

(a)            The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)           The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)            During the continuance of an Event of Default (i) under clauses (a) or (b) of Article VII, the Borrowers shall pay interest on such past due amounts (after giving effect to any applicable grace period) owing by the Borrowers hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable laws and (ii) under any other clause of Article VII, the Borrowers shall pay interest on all outstanding Loan Document Obligations owing by the Borrowers hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable laws. Accrued and unpaid interest on such amounts (including interest on past due interest) shall be due and payable upon written demand.

(d)           Accrued interest on each Loan (for ABR Loans, accrued through the last day of the prior calendar quarter) shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e)            All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.12.      Alternate Rate of Interest. (i) If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a)            the Administrative Agent determines in good faith (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b)           the Administrative Agent is advised in writing by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Eurodollar Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders as promptly as practicable and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist (which notification shall be made promptly after the Administrative Agent obtains knowledge of the cessation of such circumstances), (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective, and such Borrowing shall be continued as an ABR Borrowing, and (ii) any Borrowing Request for a Eurodollar Borrowing shall be treated as a request for an ABR Borrowing.

(ii) If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in paragraph (i)(a) of this Section have arisen (including because the Screen Rate is not available or published on a current basis) and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in paragraph (i)(a) of this Section have not arisen but the supervisor for the administrator of the Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the Screen Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Company shall endeavor to establish an alternate rate of interest to the Adjusted LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans denominated in dollars in the United States at such time, and the Administrative Agent and the Company shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided that if such alternate rate of interest shall be less than 1.00%, such rate shall be deemed to be 1.00% for all purposes of this Agreement. Such amendment shall become effective with the prior consent of the Required Lenders and without any further action or consent of any other party to this Agreement. Until an alternate rate of interest shall be determined in accordance with this paragraph (but, in the case of the circumstances described in clause (ii) above, only to the extent the Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Term Loan Borrowing shall be ineffective, and such Borrowing shall be continued as an ABR Term Loan Borrowing, and (y) any Borrowing Request for a Eurodollar Term Loan Borrowing shall be treated as a request for an ABR Term Loan Borrowing.

Section 2.13.      Increased Costs.

(a)            If any Change in Law shall:

(i)             impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate);

(ii)            impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Eurodollar Loans made by such Lender; or

(iii)           subject any Recipient to any Taxes (other than any (A) Indemnified Taxes or (B) Excluded Taxes) on or with respect to its loans, loan principal, letters of credit, commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender or other Recipient hereunder (whether of principal, interest or any other amount) then, from time to time upon request of such Lender or other Recipient, the Borrowers will pay to such Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or other Recipient, as the case may be, for such additional costs or expenses incurred or reduction suffered. Notwithstanding the foregoing, if the Parent Borrower reasonably believes that any such Taxes were not correctly or legally asserted, the applicable Recipient will use commercially reasonable efforts to cooperate with the Parent Borrower to obtain a refund of such Taxes so long as such efforts would not, in the sole determination of such Recipient exercised in good faith result in any non-reimbursable additional costs, expenses or risks or be otherwise disadvantageous to it.

(b)           If any Lender determines that any Change in Law regarding capital or liquidity requirements has had or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then, from time to time upon request of such Lender, the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)            A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company as well as a reasonably detailed description of the occurrence giving rise to such event, as the case may be, as specified in paragraph (a) or (b) of this Section delivered to the Borrowers shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

(d)           Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs or expenses incurred or reductions suffered more than 180 days prior to the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or expenses or reductions and of such Lender’s or intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or expenses or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)            Notwithstanding the above, a Lender will not demand compensation for any increased cost or reduction set forth in this Section 2.13 at any time if it is not the general practice and policy of such Lender to demand such compensation from similarly situated borrowers in similar circumstances under agreements containing provisions permitting such compensation to be claimed at such time.

Section 2.14.      Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.09(f) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.17, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense (excluding any loss of margin) attributable to such event. Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan (but not including the Applicable Rate applicable thereto), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate such Lender would bid if it were to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the London interbank market. A certificate of any Lender delivered to the Borrowers and setting forth and explaining in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

Section 2.15.      Taxes.

(a)            Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by any applicable withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.15) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)           Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the, option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)            Evidence of Payment. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.15, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)           Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)            Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.15(e)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(i)            Without limiting the generality of the foregoing:

(A)                any Lender that is a U.S. Person shall deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)                 any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), whichever of the following is applicable (in such number of copies as shall be requested by the recipient):

(1)               in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party(x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor forms) establishing an exemption from, or reduction of, U.S. federal withholding tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)               executed copies of IRS Form W-8ECI (or any successor forms);

(3)               in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit H-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Parent Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and that no payments in connection with any Loan Document are effectively connected with the Foreign Lender’s conduct of a U.S. trade or business (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor forms); or

(4)               to the extent a Foreign Lender is not the beneficial owner (for example, where the Foreign Lender is a partnership or a participating Lender), executed copies of IRS Form W-8IMY (or any successor forms), accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-3 or H-4, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-2 on behalf of each such direct and indirect partner;

(C)                 any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)                if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrowers or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrowers or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender’s obligations under FATCA and to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered (including any specific documentation required in this Section 2.15(e)) expires or becomes obsolete or inaccurate in any respect, it shall deliver promptly to the Borrowers or Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrowers or the Administrative Agent) or promptly notify the Borrowers and the Administrative Agent in writing of its legal ineligibility to do so.

(f)            Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c)(ii) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (f).

(g)           Treatment of Certain Refunds. If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified pursuant to this Section 2.15 (including by the payment of additional amounts pursuant to this Section 2.15), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.15 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.15(g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.15(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.15(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other Person.

(h)           Defined Terms. For the avoidance of doubt, for purposes of this Section 2.15, the term “applicable law” includes FATCA.

(i)            Issue Price. The Borrowers and Administrative Agent shall cooperate in good faith to determine the “issue price” (within the meaning of Section 1273 of the Code) of (i) the Loans and (ii) if the Exit Conversion occurs, the loans under the Exit Facility Agreement and, in either case, shall not take any Tax reporting position inconsistent with such determination, except as otherwise required by a Change in Law or pursuant to the good faith resolution of a Tax contest

(j)             Survival. Each party’s obligations under this Section 2.15 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

Section 2.16.      Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)            The Borrowers shall make each payment required to be made by the Borrowers hereunder or under any other Loan Document on or prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, on or prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without any defense, setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to such account as may be specified by the Administrative Agent; provided that payments pursuant to Sections 2.13, 2.14, 2.15 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payment received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder or under any other Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars.

(b)               Any reduction of the New Money Commitment shall be allocated ratably among the Lenders. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest, premiums and fees then due hereunder, such funds shall be applied towards payment of the amounts then due hereunder ratably among the parties entitled thereto, in accordance with the amounts then due to such parties.

(c)               If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall notify the Administrative Agent of such fact and shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the amount of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amounts of principal of and accrued interest on their Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (for the avoidance of doubt, as in effect from time to time) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any Person in accordance with the terms of Section 9.04. The Borrowers consent to the foregoing and agree, to the extent the Borrowers may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against any Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation. For purposes of subclause (b)(i) of the definition of Excluded Taxes, a Lender that acquires a participation pursuant to this Section 2.16(c) shall be treated as having acquired such participation on the earlier date(s) on which such Lender acquired the applicable interest(s) in the Commitment(s) and/or Loan(s) to which such participation relates.

(d)               Unless the Administrative Agent shall have received written notice from the Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, but shall not be obligated to, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)               If any Lender shall fail to make any payment required to be made by it hereunder to or for the account of the Administrative Agent, then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations in respect of such payment until all such unsatisfied obligations have been discharged and/or (ii) hold any such amounts in a segregated account as cash collateral for, and apply any such amounts to, any future payment obligations of such Lender hereunder to or for the account of the Administrative Agent.

Section 2.17.        Mitigation Obligations; Replacement of Lenders.

(a)               If any Lender requests compensation under Section 2.13, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or to any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign and delegate its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the judgment of such Lender, such designation or assignment and delegation (i) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby, jointly and severally, agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment and delegation.

(b)               If (i) any Lender requests compensation under Section 2.13, (ii) the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or (iii) any Lender has failed to consent to a proposed amendment, waiver, discharge or termination that under Section 9.02 requires the consent of all the Lenders (or all the affected Lenders) and with respect to which the Required Lenders shall have granted their consent, then the Borrowers may, at the Borrowers’ sole expense and effort, upon notice to such Lender and the Administrative Agent by the Borrowers, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Section 2.13 or 2.15) and obligations under this Agreement and the other Loan Documents (or, in the case of any such assignment and delegation resulting from a failure to provide a consent, all its interests, rights and obligations under this Agreement and the other Loan Documents as a Lender) to an Eligible Assignee that shall assume such obligations (which may be another Lender, if a Lender accepts such assignment and delegation); provided that (A) the Borrowers shall have received the prior written consent of the Administrative Agent to the extent such consent would be required under Section 9.04(b)(i), which consent shall not unreasonably be withheld, (B) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (in the case of such principal and accrued interest and fees) or the Borrowers (in the case of all other amounts), (C) in the case of any such assignment and delegation resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments and (D) in the case of any such assignment and delegation resulting from the failure to provide a consent, the assignee shall have given such consent and, as a result of such assignment and delegation and any contemporaneous assignments and delegations and consents, the applicable amendment, waiver, discharge or termination can be effected. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver or consent by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation have ceased to apply. Each party hereto agrees that an assignment and delegation required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrowers, the Administrative Agent and the assignee and that the Lender required to make such assignment and delegation need not be a party thereto.

Section 2.18.        [Reserved].

Section 2.19.        [Reserved].

Section 2.20.        Joint and Several Liability of the Borrowers. The Loan Document Obligations of the Borrowers shall be joint and several in nature. Each Borrower hereby irrevocably and unconditionally agrees that it is jointly and severally liable for all Loan Document Obligations of the Borrowers hereunder and the other Loan Documents, whether now or hereafter existing or due or to become due. The Loan Document Obligations of the Borrowers under the Loan Documents may be enforced by the Administrative Agent and the Lenders against any Borrower or all Borrowers in any manner or order selected by the Administrative Agent or the Required Lenders in their sole discretion. Without limiting the foregoing provisions of this Section 2.20, each Borrower acknowledges and agrees that:

(a)               its obligations under this Agreement shall remain enforceable against it even though such obligations may be unenforceable or not allowable against any Borrower during the existence of an insolvency proceeding against any Borrower or otherwise;

(b)               its obligations under this Agreement are independent of the obligations of any other Borrower, and a separate action or actions may be brought and prosecuted against it in respect of such obligations irrespective of whether any action is brought against any other Borrower or any other Borrower is joined in any such action or actions;

(c)               it hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any of all of the following: (i) any lack of validity or enforceability of this Agreement or any agreement or instrument relating thereto in respect of any other Borrower; (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the obligations of any other Borrower under or in respect of this Agreement, or any other amendment or waiver of or any consent to departure from this Agreement, in respect of any other Borrower; (iii) any change, restructuring or termination of the structure or existence of any other Borrower; (iv) the failure of any other person to execute or deliver any other agreement or the release or reduction of liability of any other person with respect to any obligations of the Borrowers under this Agreement; or (v) any other circumstance (including any statute of limitations but other than the Loan Document Obligations having been paid in full) or any existence or reliance on any representation by any other person that might otherwise constitute a defense available to, or a discharge or, any other Borrower;

(d)               its obligations under this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any such obligations is rescinded or must otherwise be returned by any person upon the insolvency, bankruptcy or reorganization of any other Borrower, all as though such payment had not been made;

(e)               it hereby unconditionally and irrevocably waives any right to revoke its joint and several liability under the Loan Documents and acknowledges that such liability is continuing and applies to all obligations of the Borrowers under the Loan Documents, whether existing now or in the future;

(f)                in any action or proceeding involving any state corporate limited partnership or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of the Subsidiary Borrower under this Agreement would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of the any other creditors, on account of the amount of its liability under this Agreement, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Borrower, any Loan Document or any other person be automatically limited and reduced to the highest amount (after giving effect to the right of contribution established in Section 2.20(g) and any rights of subrogation, indemnity or reimbursement) that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceedings; and

(g)               it hereby agrees that to the extent that any Borrower shall have paid more than its proportionate share of any payment made hereunder, such Borrower shall be entitled to seek and receive contribution from and against any other Borrower hereunder which has not paid its proportionate share of such payment; provided that the provisions of this Section 2.20(g) shall in no respect limit the obligations and liabilities of any Borrower to the Administrative Agent and the Lenders, and each Borrower shall remain liable to the Administrative Agent and the Lenders for the full amount hereunder; provided, however each Borrower agrees that the foregoing rights of contribution as well as any right of subrogation, indemnity or reimbursement that it may acquire or that may arise against any other Borrower due to any payment or performance made under this Agreement shall in all respects be subordinated and junior in right of payment to, and shall not be exercised by such Borrower until, all Loan Document Obligations have been paid in full.

Section 2.21.        Super-Priority Nature of Obligations and Administrative Agent’s Liens; Payment of Obligations.

(a)               The priority of Administrative Agent’s Liens on the Collateral, claims and other interests shall be as set forth in the Order.

(b)               Upon the maturity (whether by acceleration or otherwise) of any of the Loan Document Obligations, the Administrative Agent and Lenders shall be entitled to immediate payment of such Loan Document Obligations without further application to or order of the Court.

Section 2.22.        Conversion to Exit Facility Agreement. The Loans shall be repaid in cash in accordance with the terms hereunder; provided that, notwithstanding the foregoing, upon the satisfaction or waiver by the Required Lenders of each of the conditions set forth in the “Conditions to Borrowings” section of the Exit Facility Term Sheet, automatically and without any further consent or action required by the Administrative Agent, any Lender, or any other Secured Party, the Loans shall be refinanced with loans under the Exit Facility Agreement in accordance with the Exit Facility Term Sheet (the “Exit Conversion”). Upon the Exit Conversion, (i) the Borrowers (or the entities assuming and/or acquiring directly or indirectly the operations and assets of the Borrowers in the Acceptable Plan, and each Guarantor and each entity assuming the operations and assets of each Guarantor that is a Debtor in the Acceptable Plan, to the extent such Person is required under the Exit Facility Term Sheet to continue to be a guarantor thereunder), shall assume all obligations in respect of the Loans hereunder and all other monetary obligations in respect hereof, (ii) each Loan hereunder shall be continued as and converted to a Loan under the Exit Facility Agreement, (iii) each Lender hereunder shall be a Lender under the Exit Facility Agreement and (iv) this Agreement shall terminate and be superseded and replaced in its entirety by, and deemed amended and restated in its entirety in the form of, the Exit Facility Agreement (with such changes and insertions thereto, as are reasonably satisfactory to the Administrative Agent and the Borrower, incorporated as necessary to make any technical changes necessary to effectuate the intent of this Section 2.22 and to make any changes as required in the Exit Facility Term Sheet, including to increase the facility amount and give effect to any “last out” term loans). Notwithstanding the foregoing, all obligations of the Borrowers and the Guarantors to the Administrative Agent and the Lenders under this Agreement and any other Loan Document which are expressly stated in this Agreement or such other Loan Document as surviving such agreement’s termination shall, as so specified, survive without prejudice and remain in full force and effect. Each of the Loan Parties, the Administrative Agent and the Lenders shall take such actions and execute and deliver such agreements, instruments or other documents as the Administrative Agent may reasonably request to give effect to the provisions of this Section 2.22 and as are required to complete the schedules to the Exit Facility Agreement or other agreements contemplated thereby; provided, however, that any such action by the Administrative Agent or any of the Lenders shall not be a condition precedent to the effectiveness of the Exit Facility Agreement if and to the extent so provided in the Confirmation Order. Each Lender hereto hereby agrees that, on the Conversion Date, (i) the Administrative Agent (in its capacity as Administrative Agent under the Exit Facility Agreement) may execute and deliver the Exit Facility Agreement (and any guaranty contemplated thereby) on its own behalf and on behalf of each such Lender and (ii) the Administrative Agent may execute and deliver the security documents contemplated by the Exit Facility Term Sheet. On the Conversion Date, the Administrative Agent shall transfer any amounts remaining in the DIP Accounts to an account designated by the Borrowers.

Article III

Representations and Warranties

Each Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

Section 3.01.        Organization; Powers. The Parent Borrower and each Restricted Subsidiary is duly organized, validly existing and (to the extent the concept is applicable in such jurisdiction and, in the case of any Restricted Subsidiary, except where the failure to be so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect) in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to, subject to the entry of the Order, carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 3.02.        Authorization; Enforceability; Benefit to Loan Parties.

(a)               Subject to entry of the Order, the Transactions, insofar as they are to be carried out by each Loan Party, are within such Loan Party’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational and, if required, shareholder or other equityholder action. Subject to entry of the Order, this Agreement has been duly executed and delivered by each Borrower and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a legal, valid and binding obligation of such Borrower or such Loan Party, as the case may be, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)               Each Loan Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from (i) successful operations of each of the other Loan Parties and (ii) the credit extended by the Lenders to the Borrowers hereunder. Each Loan Party has determined that, subject to entry of the Order, the execution, delivery, and performance of this Agreement and any other Loan Documents to be executed by such Loan Party is within its purpose, will be of direct and indirect benefit to such Loan Party, and is in its best interest.

Section 3.03.        Governmental Approvals; No Conflicts. Except for the entry of, and pursuant to the terms of, the Order, the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are (or will so be) in full force and effect, (b) will not violate any applicable law, including any order of any Governmental Authority, (c) will not violate the charter, by-laws or other organizational documents of the Parent Borrower or any Restricted Subsidiary, (d) will not violate or result in a default under any indenture or agreement (including the Pre-Petition ABL Credit Agreement, the ABL Credit Agreement to the extent applicable, the Pre-Petition Credit Agreement or other material instrument binding upon the Parent Borrower or any Restricted Subsidiary or any of their assets) (other than defaults arising solely as a result of the commencement of the Cases), or give rise to a right thereunder to require any payment to be made by the Parent Borrower or any Restricted Subsidiary, and (e) will not result in the creation or imposition of any Lien on any asset of the Parent Borrower or any Restricted Subsidiary, except Liens created pursuant to the Loan Documents or Liens created in connection with the Pre-Petition ABL Credit Agreement, the ABL Credit Agreement to the extent applicable, or the Pre-Petition Credit Agreement, in the case of clauses (a) (as to the Transactions other than entry into the Loan Documents), (b) and (d) above, except for a failure to obtain or make, violation or creation, as applicable, which individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect.

Section 3.04.        Financial Condition; No Material Adverse Change.

(a)               The Borrowers have heretofore furnished to the Lenders (i) the audited consolidated balance sheets and related consolidated statements of operations, comprehensive income, equity and cash flows of the Parent Borrower and its consolidated Subsidiaries as of and for the fiscal year ended August 3, 2019, and (B) the unaudited consolidated balance sheets and related consolidated statements of operations, comprehensive income and cash flows of the Parent Borrower and its consolidated Subsidiaries as of and for each of the fiscal quarters and the portions of the fiscal year ended November 2, 2019 and February 1, 2020 . Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Parent Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b)               Since the Petition Date, other than those customarily resulting from the commencement of the Cases and changes set forth in the Parent Borrower’s business plan delivered to the Ad Hoc Committee prior to the Petition Date, there has been no event, development or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect.

Section 3.05.        Properties.

(a)               The Parent Borrower and each Restricted Subsidiary has good title to, or valid leasehold interests in, all its tangible property material to its business, except for defects in title that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect and Liens expressly permitted by Section 6.02.

(b)               (i) The Parent Borrower and each Restricted Subsidiary owns, is licensed to use, or otherwise has the right to use all trademarks, service marks, tradenames, trade dress, copyrights, patents, designs and other intellectual property material to its business, and (ii) the conduct of their respective businesses, including the use thereof by the Parent Borrower and the Restricted Subsidiaries in their respective businesses, does not infringe upon the rights of any other Person, except for any such infringements or any such failure to own, license or have the right to use that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(c)               Schedule 3.05 sets forth the address of each real property that is owned in fee by the Loan Parties as of the Effective Date.

Section 3.06.        Litigation and Environmental Matters.

(a)               Except for the Disclosed Matters and the Cases, there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrowers, threatened against the Parent Borrower or any Restricted Subsidiary (i) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents or the Transactions.

(b)               Except for the Disclosed Matters or matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, neither the Parent Borrower nor any Restricted Subsidiary (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received written notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

Section 3.07.        Compliance with Laws and Agreements.

(a)               The Parent Borrower and each Restricted Subsidiary is in compliance with all laws, including all orders of Governmental Authorities, applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except any non-compliance arising solely as a result of the commencement of the Cases or where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect (it being agreed that this Section does not apply to any law which is specifically addressed in Section 3.06(b), 3.07(b), 3.08, 3.09, 3.10 or 3.14). Except for any defaults or events of defaults arising solely as a result of the commencement of the Cases, any defaults or events of defaults arising under the Pre-Petition ABL Credit Agreement or the Pre-Petition Credit Agreement, no Event of Default has occurred and is continuing.

(b)               The Borrowers have implemented and maintain in effect policies and procedures designed to ensure compliance in all material respects by the Parent Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Parent Borrower, its Subsidiaries and their respective officers and employees and to the knowledge of the Borrowers, their respective directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) the Parent Borrower, any Subsidiary or, to the knowledge of the Borrowers, any of their respective directors, officers or employees, or (b) to the knowledge of the Borrowers any agent of the Parent Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions.

Section 3.08.        Investment Company Status. No Loan Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.09.        Taxes. The Parent Borrower and each Subsidiary has (a) timely filed or caused to be filed all Tax returns and reports required to have been filed, except to the extent that the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and (b) paid or caused to be paid all Taxes required to have been paid by it (including in its capacity as withholding agent), except (i) any Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which the Parent Borrower or such Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP or (ii) to the extent that the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is no current or proposed tax assessment, deficiency or other claim against the Parent Borrower or any of the Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.10.        ERISA; Labor Matters.

(a)               Except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, (i) no ERISA Event has occurred or is reasonably expected to occur, (ii) neither any Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA, and (iii) each Plan is in compliance with the applicable provisions of ERISA, the Code and other applicable laws. On the Effective Date, the excess of the present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of preparing the audited financial statements set forth in the Borrower’s most recent Annual Report on Form 10-K), as of the date of the most recent financial statements reflecting such amounts, over the fair market value of the assets of such Plan, if any, could not be reasonably expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b)               Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, (i) there are no strikes, lockouts, slowdowns or any other labor disputes against the Parent Borrower or any Restricted Subsidiary pending or, to the knowledge of the Borrowers, threatened, (ii) the hours worked by and payments made to employees of the Parent Borrower and the Restricted Subsidiaries have not been in violation of the Fair Labor Standards Act of 1938 or any other applicable federal, state, local or foreign law dealing with such matters, (iii) all payments due from the Parent Borrower or any Restricted Subsidiary, or for which any claim may be made against the Parent Borrower or any Restricted Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Parent Borrower or such Restricted Subsidiary to the extent required by GAAP and (iv) the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Parent Borrower or any Restricted Subsidiary is bound.

(c)                None of the Borrowers or any of their Subsidiaries is an entity deemed to hold “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA).

SECTION 3.11.       Disclosure. No reports, financial statements, certificates or other written information (other than forward-looking information, management projections or information of a general economic or industry nature) furnished by or on behalf of the Parent Borrower or any Restricted Subsidiary to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as modified or supplemented by other information so furnished), when delivered and taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to forecasts and projected financial information, the Loan Parties represent only that such information was prepared in good faith based upon assumptions believed by them to be reasonable at the time made and at the time so furnished and, if furnished prior to the Effective Date, as of the Effective Date (it being understood that such forecasts and projections may vary from actual results and that such variances may be material).

Section 3.12.        Subsidiaries and Joint Ventures. Schedule 3.12 sets forth, as of the Effective Date, the name, type of organization and jurisdiction of organization of, and the percentage of each class of Equity Interests owned by the Parent Borrower or any Subsidiary in, (a) each Subsidiary and (b) each joint venture in which the Parent Borrower or any Subsidiary owns any Equity Interests, and identifies each Designated Subsidiary. All the issued and outstanding Equity Interests in each Subsidiary owned by any Loan Party have been (to the extent such concepts are relevant with respect to such Equity Interests) duly authorized and validly issued and are fully paid and non-assessable (except as such rights may arise under mandatory provisions of applicable statutory law that may not be waived and not as a result of any rights contained in organizational documents). Except as set forth in Schedule 3.12, as of the Effective Date, there is no existing option, warrant, call, right, commitment or other agreement to which the Parent Borrower or any Subsidiary is a party requiring, and there are no Equity Interests in any Subsidiary outstanding that upon exercise, conversion or exchange would require, the issuance by any Subsidiary of any additional Equity Interests or other securities exercisable for, convertible into, exchangeable for or evidencing the right to subscribe for or purchase any Equity Interests in any Subsidiary.

Section 3.13.        Insurance. Schedule 3.13 sets forth a description of all insurance maintained by or on behalf of the Parent Borrower and the Restricted Subsidiaries as of the Effective Date. As of the Effective Date, all premiums due and payable in respect of such insurance have been paid. The Borrowers believe that the insurance maintained by or on behalf of the Parent Borrower and the Restricted Subsidiaries is adequate.

Section 3.14.        Federal Reserve Regulations. Neither the Parent Borrower nor any Restricted Subsidiary is principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors), or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of the Loans will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, in any manner or for any purpose that would entail a violation of Regulations T, U or X of the Board of Governors.

Section 3.15.        [Reserved].

Section 3.16.        Collateral Matters.

(a)               Subject to the entry of the Order, the Collateral Agreement and the Order are effective to create in favor of the Administrative Agent (for the benefit of the Secured Parties) legal, valid, enforceable and perfected Liens on the Collateral described therein (with such priority as provided for therein).

(b)               Except for the entry of the Order, no filing or other action will be necessary to perfect such Liens.

(c)               The Order is (or will be, as applicable) effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid, binding and enforceable perfected security interest in the Collateral (with such priority as provided for in the Order (including, without limitation, with respect to the Carve Out)) without the necessity of the execution of mortgages, security agreements, pledge agreements, financing statements or other agreements or documents except to the extent set forth in such orders.

Section 3.17.        Use of Proceeds. Unless otherwise agreed by the Administrative Agent (acting at the direction of the Required Lenders), the proceeds of the New Money Loans will be deposited into the DIP Funding Account and used in accordance with the terms of the Approved Budget (subject to Permitted Variances) and the terms of the Order or any other order entered into by the Court that is consistent with the RSA, the Order and this Agreement, including, without limitation (i) to pay amounts due to Lenders and the Administrative Agent hereunder and the reasonable and documented professional fees and expenses (including legal, financial advisor, appraisal and valuation-related fees and expenses) incurred by Lenders and the Administrative Agent, including those incurred in connection with the preparation, negotiation, documentation and court approval of the transactions contemplated hereby (including pursuant to such court approval), (ii) to make adequate protection payments, (iii) to fund the Carve Out, and (iv) to pay administration costs of the Cases and Claims or amounts approved by the Court in the “first day” and “second day” orders or as required under the Bankruptcy Code. Notwithstanding anything to the contrary herein, the proceeds of the New Money Loans may be used to prepay or repay the ABL Credit Agreement (to the extent applicable) solely to extent provided for in the Approved Budget then in effect at the date of such prepayment or repayment, and in any event in an aggregate amount during the term of this Agreement not to exceed $50,000,000.

Section 3.18.        Approved Budget. The Borrowers have heretofore furnished to the Administrative Agent the initial Approved Budget. Each Approved Budget was prepared in good faith based upon assumptions the Borrowers believed to be reasonable assumptions on the date of delivery of such Approved Budget.

Section 3.19.        Chapter 11 Cases.

(a)            The Cases were commenced on the Petition Date in accordance with applicable laws and proper notice thereof was given for (i) the motion seeking approval of the Loan Documents and the Order and (ii) the hearing for the entry of the Order. Debtors shall give, on a timely basis as specified in the Order, all notices required to be given to all parties specified in the Order.

(b)            After the entry of the Order, and pursuant to and to the extent permitted in the Order, the Loan Document Obligations will constitute allowed administrative expense claims in the Cases having priority over all administrative expense claims and unsecured claims against the Debtors now existing or hereafter arising, of any kind whatsoever, including all administrative expense claims of the kind specified in Sections 105, 326, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provision of the Bankruptcy Code or otherwise, as provided under Section 364(c)(l) of the Bankruptcy Code, subject to (i) the Carve Out and (ii) the priorities set forth in the Order.

(c)            After the entry of the Order and pursuant to and to the extent provided in the Order, the Loan Document Obligations will be secured by a valid and perfected first priority Lien on all of the Collateral subject, as to priority, only to (i) the Carve Out, (ii) the Liens pursuant to Section 6.02(i) with respect to Indebtedness under the ABL Credit Agreement (to the extent applicable), subject to the terms of such Section 6.02(i) and (iii) to the extent set forth in the Order.

(d)            The Order is in full force and effect and has not been reversed, stayed (whether by statutory stay or otherwise), vacated, or, without the Required Lenders’ consent, modified or amended. The Loan Parties are in compliance in all material respects with the Order.

(e)            Notwithstanding the provisions of Section 362 of the Bankruptcy Code, and subject to the applicable provisions of the Order, upon the Maturity Date (whether by acceleration or otherwise) of any of the Loan Document Obligations, to the extent the Conversion Date has not occurred, the Administrative Agent and Lenders shall be entitled to immediate payment of such Loan Document Obligations and to enforce the remedies provided for hereunder or under applicable laws, without further notice, motion or application to, hearing before, or order from, the Court.

Article IV

Conditions

Section 4.01.        Conditions to Effective Date. The effectiveness of this Agreement and the obligations of the Lenders to make the Roll-up Loans hereunder shall not become effective until the date on which each of the following conditions shall be satisfied (or waived in accordance with Section 9.02):

(a)               The Administrative Agent shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) evidence satisfactory to the Administrative Agent (which may include a facsimile transmission) that such party has signed a counterpart of this Agreement.

(b)               The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of Kirkland & Ellis LLP, counsel for the Loan Parties, addressing corporate authority matters and other matters as the Administrative Agent shall reasonably request, each such opinion to be in form, scope and substance reasonably satisfactory to the Administrative Agent and the Lenders.

(c)               The Administrative Agent shall have received as to each Loan Party such customary documents and certificates as it shall reasonably have requested relating to the organization, existence and good standing of such Loan Party and the authorization of the Loan Documents or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent.

(d)               (a) The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct (i) in the case of the representations and warranties qualified as to materiality, in all respects and (ii) otherwise, in all material respects, in each case on and as of the Effective Date, except in the case of any such representation and warranty that expressly relates to a prior date, in which case such representation and warranty shall be so true and correct on and as of such prior date and (b) at the time of and immediately after giving effect to the Transactions to occur on the Effective Date, no Event of Default shall have occurred and be continuing.

(e)               The Administrative Agent shall have received a certificate, dated the Effective Date and signed by the chief financial officer of the Parent Borrower, confirming compliance with the conditions set forth in paragraph (d) of this Section.

(f)                The Lenders and the Administrative Agent shall have received the Approved Budget.

(g)               The Administrative Agent, for its benefit and the benefit of each other Secured Party, shall have been granted a perfected lien on the Collateral by the Order on the terms and conditions set forth herein and in the other Loan Documents.

(h)               The Administrative Agent shall have received the results of a search of the UCC (or equivalent) filings made with respect to the Loan Parties in the jurisdictions reasonably requested by the Administrative Agent.

(i)                 The Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” rules and regulations, including the USA Patriot Act, to include a duly executed IRS Form W-9 or such other applicable IRS Form for each Borrower, at least three Business Days prior to the Effective Date to the extent such information was requested at least 10 Business Days prior to the Effective Date.

(j)                 The Collateral Agreement each shall have been duly executed and delivered by each party thereto, and shall be in full force and effect.

(k)               The Administrative Agent shall have received (i) unaudited interim consolidated financial statements of the Parent Borrower for each fiscal month ended after the fiscal quarter ending February 1, 2020 through the end of June 30, 2020 and (ii) unaudited financial statements for the fiscal quarter ended May 2, 2020.

(l)                 Since the Petition Date, other than those events or circumstances arising from the commencement of the Cases, there has been no event or circumstance, either individually or in the aggregate, that has or could reasonably be expected to have a Material Adverse Effect.

(m)             (i) the Administrative Agent shall have received drafts of the “first day” pleadings for the Cases, in each case, in form and substance reasonably satisfactory to the Administrative Agent; and (ii) all motions, orders (including the “first day” orders and the Cash Management Order) and other documents to be filed with and submitted to the Court on the Petition Date shall be in form and substance reasonably satisfactory to the Administrative Agent, and the Court shall have approved and entered all “first day” orders, including, without limitation, the Cash Management Order.

(n)               No trustee, receiver or examiner with expanded powers shall have been appointed in any of the Chapter 11 Cases.

(o)               The Pre-Petition Agent and the Pre-Petition Lenders shall have each received adequate protection in respect of the Liens securing their respective Pre-Petition Lender Obligations pursuant to the Order.

The Administrative Agent shall notify the Borrowers and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

Section 4.02.        Conditions to the New Money Loan. The obligations of the Lenders to make the New Money Loans hereunder shall not become effective until the date on or after the Effective Date on which each of the following conditions shall be satisfied (or waived in accordance with Section 9.02):

(a)               The Administrative Agent shall have received a written Borrowing Request to include a flow of funds memorandum in form and substance satisfactory to the Administrative Agent and the Lenders.

(b)               The ABL Credit Agreement shall have been duly executed and delivered by each of the parties thereto, and shall be in full force and effect.

(c)               The Intercreditor Acknowledgment shall have been duly executed and delivered by each party thereto, and shall be in full force and effect.

(d)               The Administrative Agent, the Ad Hoc Committee and the Ad Hoc Committee Advisors shall have received all fees and other amounts due and payable on or prior to the Funding Date, including, to the extent invoiced at least two Business Days prior to the Funding Date, payment or reimbursement of all fees and expenses (including fees, charges and disbursements of counsel) required to be paid or reimbursed by any Loan Party under the Commitment Letter or any Loan Document, in each case, payable from the proceeds of the initial funding of the Term Loans.

The Administrative Agent shall notify the Borrowers and the Lenders of the Funding Date, and such notice shall be conclusive and binding.

Article V

Affirmative Covenants

Until the Commitments shall have expired or been terminated, the principal of and interest on each Loan and all premiums and fees payable hereunder shall have been paid in full, each Borrower covenants and agrees with the Lenders that:

Section 5.01.        Financial Statements and Other Information. The Borrowers will furnish to the Administrative Agent, on behalf of each Lender and, in the case of clauses (e), (f) and (g), to the Ad Hoc Committee Advisors:

(a)               within 90 days after the end of each fiscal year of the Parent Borrower, its consolidated balance sheet and related consolidated statements of operations, comprehensive income, equity and cash flows as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by a Financial Officer of the Parent Borrower to the effect that such consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Parent Borrower and its consolidated Subsidiaries as of the end of and for such fiscal year on a consolidated basis in accordance with GAAP;

(b)               within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Parent Borrower, its consolidated balance sheet as of the end of such fiscal quarter, the related consolidated statements of operations and comprehensive income for such fiscal quarter and the then elapsed portion of the fiscal year and the related consolidated statement of cash flows for the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Parent Borrower as presenting fairly, in all material respects, the financial position, results of operations and cash flows of the Parent Borrower and its consolidated Subsidiaries as of the end of and for such fiscal quarter and such portion of the fiscal year on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes;

(c)               within 30 days after the end of each of the first two fiscal months of each fiscal quarter of the Company, the consolidated balance sheet and related statements of operations and comprehensive income of the Company as of the end of and for such fiscal month and the then elapsed portion of the fiscal year and the related consolidated statement of cash flows of the Company for the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Company as presenting fairly in all material respects the financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the end of and for such fiscal month and such portion of the fiscal year on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes (it being understood and agreed that any adjustments reflected in such monthly financial statements may differ (in part or entirely) from any adjustments reflected in the financial statements delivered in the foregoing clauses (a) or (b);

(d)               concurrently with each delivery of financial statements under clause (a), (b) or (c) above, a completed Compliance Certificate signed by a Financial Officer of the Parent Borrower, (i) certifying, in the case of the financial statements delivered under clause (a), (b) or (c) above, that such financial statements present fairly in all material respects the financial position, results of operations and cash flows of the Parent Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year end audit adjustments and the absence of footnotes, (ii) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (iii) to the extent applicable, setting forth reasonably detailed calculations demonstrating compliance with Section 6.12, (iv) if any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04, specifying the effect of such change on the financial statements accompanying such certificate, and (v) certifying that all notices required to be provided under Section 5.03 and 5.04 have been provided;

(e)               no later than 5:00 p.m. New York City time on the four week anniversary of the Effective Date(or such later time as agreed to in writing (including via e-mail) by the Required Lenders in their sole discretion), and each fourth (4th) calendar week thereafter, an updated budget consistent with the form and level of detail set forth in the initial Approved Budget, including the same line-items provided with the initial Approved Budget, and otherwise in form and substance reasonably acceptable to Ad Hoc Committee Advisors in their reasonable discretion. Upon, and subject to, the approval of any such updated budget by the Ad Hoc Committee Advisors in their reasonable discretion, such supplemented budget shall constitute the then-approved Approved Budget, effective as of the beginning of the week immediately following the week in which it was delivered; provided that unless and until the Ad Hoc Committee Advisors approve such supplemental budget in their reasonable discretion, the then-current Approved Budget shall remain in effect;

(f)            no later than 5:00 p.m. New York City time on the Thursday of each calendar week (or such later time as agreed to in writing (including via e-mail) by the Required Lenders in their sole discretion) commencing on (a) the date that is the third Thursday following the Effective Date, a line-item by line-item report setting forth for each line item in the Approved Budget, in reasonable detail, the actual receipts received and operating disbursements (including any professional fees) made during the prior week then-ended and (b) the date that is the first Thursday following the Effective Date a report setting forth (i) the Liquidity as of the Friday of the most recently ended calendar week and (ii) the aggregate amount of end of day cash and Cash Equivalents as of the Friday of the most recently ended calendar week of all non-Loan Party Subsidiaries on deposit in or credited to any account maintained by such non-Loan Party Subsidiaries;

(g)           no later than 5:00 p.m. New York City time on the Thursday (or such later time as agreed to in writing (including via e-mail) by the Required Lenders in their sole discretion) of each calendar week commencing on the date that is the second Thursday following the Effective Date, (each such Thursday or later time, a “Variance Report Date”), a line-item by line-item variance report (each, a “Variance Report”),substantially in the form attached hereto as Exhibit J or otherwise as reasonably acceptable to the Required Lenders in their sole discretion, setting forth, in reasonable detail: (x) any variances between actual amounts for each line item in the Approved Budget for the Variance Testing Period versus projected amounts set forth in the applicable Approved Budget for each line item included therein on a cumulative basis for such Variance Testing Period (for the avoidance of doubt, to be prepared by comparing the sum of the four (4) figures for each relevant week for such corresponding line item in the relevant Approved Budget that was in effect in respect of each relevant week at the time), and (y) the computations necessary to determine compliance with Section 6.12, together with a statement from a Financial Officer certifying the information contained in the report. The Variance Report shall also provide a reasonably detailed explanation for any negative variance in such Variance Report in excess of 15% in actual receipts and any positive variance in such Variance Report in excess of 15% in actual operating disbursements during the Variance Testing Period (in each case unless the dollar amount corresponding to such percentage variance is less than $1,000,000) as compared to projections for such corresponding line items during the Variance Testing Period as set forth in the Approved Budget;

(h)           (i) to the extent applicable, within 1 Business Day of delivery of a Borrowing Base Certificate (as defined in the Pre-Petition ABL Credit Agreement or the ABL Credit Agreement, as applicable) to the ABL Agent, copy of such certificate and (ii) a copy of each report or forecast delivered under the ABL Credit Agreement, within 1 Business Day of delivery thereof;

(i)            promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Parent Borrower or any Subsidiary with the SEC or with any national securities exchange, or distributed by the Parent Borrower to its shareholders generally, as the case may be;

(j)            [reserved];

(k)           promptly after any written request therefor, evidence of insurance renewals as required under Section 5.08 hereunder in form and substance reasonably acceptable to the Administrative Agent; and

(l)            promptly after any written request therefor, such other information regarding the operations, business affairs and financial condition of the Parent Borrower or any Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request.

Information required to be delivered pursuant to clause (a), (b) or (i) of this Section shall be deemed to have been delivered if such information, or one or more annual or quarterly reports containing such information, shall have been posted by the Administrative Agent on an IntraLinks or similar site to which the Lenders have been granted access or shall be available on the website of the SEC at http://www.sec.gov. Information required to be delivered pursuant to this Section may also be delivered by electronic communications pursuant to procedures approved by the Administrative Agent.

Section 5.02.        Notices of Material Events. The Borrowers will furnish to the to the Ad Hoc Committee Advisors and the Administrative Agent (for distribution to the Lenders) written notice promptly upon any Financial Officer, or other officer or employee responsible for compliance with the Loan Documents, of the Borrowers becoming aware of any of the following:

(a)            the occurrence of any Default;

(b)           the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against (other than in connection with the Cases) or affecting the Parent Borrower or any Restricted Subsidiary, or any adverse development in any such pending action, suit or proceeding not previously disclosed in writing by the Borrowers to the Administrative Agent and the Lenders, that in each case would reasonably be expected to result in a Material Adverse Effect or that in any manner questions the validity of any Loan Document;

(c)            the occurrence of an ERISA Event that has resulted, or would reasonably be expected to result, in a Material Adverse Effect;

(d)           (i) as soon as practicable in advance of filing (and to the extent practicable not later than three (3) days prior to the filing thereof) with the Court or delivering (and to the extent practicable not later than three (3) days prior to the delivery thereof) to the Committee appointed in a Case, if any, or to the U.S. Trustee, as the case may be, the Order, all other material proposed orders and pleadings related to (x) the Cases (all of which must be in form and substance reasonably satisfactory to the Required Lenders), (y) the Pre-Petition Credit Agreement and this Agreement and the credit facilities contemplated thereby and/or any sale contemplated in accordance with the Required Milestones and any Plan of Reorganization and/or any disclosure statement related thereto (all of which must be in form and substance reasonably satisfactory to the Administrative Agent), and (ii) substantially simultaneously with the filing with the Court or delivering to the Committee appointed in any Case, if any, or to the U.S. Trustee, as the case may be, monthly operating reports and all other notices, filings, motions, pleadings or other information concerning the financial condition of the Loan Parties or their Subsidiaries or the Cases that may be filed with the Court or delivered to the Committee appointed in any Case, if any, or to the U.S. Trustee; or

(e)           any other development that has resulted, or would reasonably be expected to result, in a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Parent Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03.        Collateral Obligations; Additional Subsidiaries.

(a) Each Borrower will, and will cause the other applicable Loan Parties to comply with the “Collateral and Guarantee Requirement”. If any additional Designated Subsidiary is formed or acquired after the Effective Date (or any Excluded Subsidiary becomes a Designated Subsidiary), the Borrowers will promptly notify the Administrative Agent thereof and will, as promptly as practicable, and in any event within 15 days (or such longer period as the Administrative Agent may agree) after such Designated Subsidiary is formed or acquired (or any Excluded Subsidiary becomes a Designated Subsidiary) cause the Collateral and Guarantee Requirement to be satisfied with respect to such Designated Subsidiary and with respect to any Equity Interests in or Indebtedness of such Designated Subsidiary owned by or on behalf of any Loan Party.

(b) Each of the Loan Parties hereby covenants and agrees that upon the entry of, and subject to, the Order and subject to the Carve Out in all respects, the Loan Document Obligations, pursuant to Section 364(c)(1) of the Bankruptcy Code, shall at all times constitute allowed DIP Superpriority Claims in the Cases.

(c) The relative priorities of the Liens described in this Section 5.03 with respect to the Collateral shall be as set forth in the Order. In accordance with the Order, all of the Liens described in this Section 5.03 shall be effective and perfected upon entry of the Order, without the necessity of the execution, recordation of filings by the Debtors of security agreements, control agreements, pledge agreements, financing statements or other similar documents, or the possession or control by the Administrative Agent, of, or over, any Collateral, as set forth in the Order.

(d) Each Loan Party that is a Debtor hereby confirms and acknowledges that, pursuant to the Order , the Liens in favor of the Administrative Agent on behalf of and for the benefit of the Secured Parties in all of the Collateral, now existing or hereafter acquired, shall be created and perfected without the recordation or filing in any land records or filing offices of any mortgage, assignment or similar instrument.

Section 5.04.        Information Regarding Collateral.

(a)            The Borrowers will furnish to the Administrative Agent promptly (and in any event within 15 days thereof (or such longer period as the Administrative Agent may agree)) written notice of any change in (i) the legal name of any Loan Party, as set forth in its organizational documents, (ii) the jurisdiction of organization or the form of organization of any Loan Party (including as a result of any merger or consolidation), (iii) the location of the chief executive office of any Loan Party or (iv) the organizational identification number, if any, and the Federal Taxpayer Identification Number of such Loan Party, in each case, only with respect to any Loan Party organized under the laws of a jurisdiction that requires such information to be set forth on the face of a UCC financing statement, of such Loan Party. The Borrowers also agree promptly to notify the Administrative Agent if any material portion of the Collateral is damaged or destroyed.

(b)           If any material assets are acquired by any Loan Party after the Effective Date (other than assets constituting Collateral under the Collateral Documents that become subject to the Lien of the Collateral Documents upon the acquisition thereof), the Borrowers will promptly notify the Administrative Agent thereof and will cause such assets to be subjected to a Lien securing the Loan Document Obligations and will take such actions as shall be necessary or reasonably requested by the Administrative Agent to satisfy the Collateral and Guarantee Requirement, including to grant and perfect such Lien, all at the expense of the Borrowers. It is understood and agreed that, notwithstanding anything to the contrary set forth in this Agreement or in any Collateral Document, the Loan Parties shall not be required to (A) grant leasehold mortgages, (B) obtain landlord lien waivers, estoppels, collateral access agreements or bailee agreements, except to the extent delivered pursuant to the ABL Credit Agreement or related loan documents, (C) enter into Control Agreements in respect of any Excluded Deposit Account, (D) perfect security interests in any assets represented by a certificate of title or (E) enter into any Collateral Documents governed by the law of a jurisdiction other than the United States.

(c)            If, despite the restrictions set forth in Section 6.02, the Company or any Subsidiary shall grant a Lien on any of its assets to secure Indebtedness under the ABL Credit Agreement, the Pre-Petition ABL Credit Agreement and the Secured Obligations are not secured by a Lien on such assets, the Company will (i) promptly notify the Administrative Agent and cause such assets to be subjected to a Lien securing the Secured Obligations and (ii) take, or cause such Subsidiary to take, as the case may be, such actions as shall be necessary or reasonably requested by the Administrative Agent to satisfy the Collateral and Guarantee Requirement, including to grant and perfect such Lien, and to cause such Liens securing Indebtedness under the ABL Credit Agreement thereof and such Liens securing the Secured Obligations to become subject to the Intercreditor Agreement, all at the expense of the Loan Parties.

Section 5.05.        Existence; Conduct of Business. Subject to any required approval by the Court, each Borrower will, and will cause each Restricted Subsidiary to, do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect (i) its legal existence and (ii) the rights, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names material to the conduct of its business, except in the case of clause (ii) where failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation, dissolution, disposition or other transaction permitted under Section 6.03 or 6.05.

Section 5.06.        Payment of Obligations. To the extent permitted by the Order and the terms thereof, each Borrower will, and will cause each Restricted Subsidiary to, pay or discharge all its material obligations, including material Tax liabilities (whether or not shown on a Tax return), before the same shall become delinquent or in default, subject to the Approved Budget (and the Permitted Variances provided for therein)except where (a) (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, (ii) the Parent Borrower or such Restricted Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP and (iii) such contest effectively suspends collection of the contested obligation and the enforcement of any Lien securing such obligation or (b) the failure to make payment would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 5.07.        Maintenance of Properties. Each Borrower will, and will cause each Restricted Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 5.08.        Insurance. Each Borrower will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurance companies, insurance in such amounts (with no greater risk retention) and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations. Each such policy of liability or casualty insurance maintained by or on behalf of Loan Parties shall (a) in the case of each liability insurance policy (other than workers’ compensation, director and officer liability or other policies in which such endorsements are not customary), name the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder and (b) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as a loss payee thereunder, and the Borrowers will use commercially reasonable efforts to have each such policy provide for at least 30 days’ (or such shorter number of days as may be agreed to by the Administrative Agent) prior written notice to the Administrative Agent of any cancellation of such policy.

Section 5.09.        Books and Records; Inspection and Rights. Each Borrower will, and will cause each Restricted Subsidiary to, (a) keep proper books of record and account in which full, true and correct (in all material respects) entries in accordance with GAAP and applicable law are made of all dealings and transactions in relation to its business and activities and (b) permit any representatives designated by the Administrative Agent or any Lender (to the extent accompanying the Administrative Agent or any designated representative thereof) (including employees of the Administrative Agent, any Lender or any consultants, accountants, lawyers and appraisers retained by the Administrative Agent), upon reasonable prior notice (but in no event more than once each fiscal year of the Parent Borrower unless an Event of Default has occurred and is continuing), to visit and inspect its properties, to examine and make extracts from its books and records and to discuss its affairs, finances and condition with its officers and, accompanied by one or more such officers or their designees if requested by the Borrowers, independent accountants, all at such reasonable times during normal business hours and as often as reasonably requested. The Borrowers shall have the right to have a representative present at any and all inspections.

Section 5.10.        Compliance with Laws. Each Borrower will, and will cause each Restricted Subsidiary to, comply with all laws (including Environmental Laws and orders of any Governmental Authority) applicable to it or its property, except (i) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or (ii) to the extent subject to the Automatic Stay.

Section 5.11.        Bankruptcy Matters.

(a)         cause all proposed (i) “first day” and “second day” (if applicable) orders on a final basis, (ii) orders (other than the Order) related to or affecting the Loans and other Obligations and the Loan Documents, any other financing or use of cash collateral, any sale or other disposition of Collateral outside the ordinary course, cash management, adequate protection, any Plan of Reorganization and/or any disclosure statement related thereto, (iii) orders concerning the financial condition of the Borrowers or any of their respective Restricted Subsidiaries or other Indebtedness of the Loan Parties or seeking relief under section 363, 365, 1113 or 1114 of the Bankruptcy Code or section 9019 of the Federal Rules of Bankruptcy Procedure, and (iv) orders establishing procedures for administration of the Cases or approving significant transactions submitted to the Court, in each case, proposed by the Loan Parties to be in accordance with and permitted by the terms of this Agreement and reasonably acceptable to the Required Lenders in their reasonable discretion in all respects, it being understood and agreed that the forms of orders approved by the Required Lenders (and with respect to any provision that affects the rights, obligations, liabilities or duties of the Administrative Agent) prior to the Petition Date are in accordance with and permitted by the terms of this Agreement and are reasonably acceptable in all respects;

(b)         comply in a timely manner with their obligations and responsibilities as debtors in possession under the Order; and

(c)         except as otherwise permitted by an Acceptable Plan or this Agreement, provide prior written notice as soon as reasonably practicable to the Required Lenders prior to any assumption or rejection of any Loan Party’s or any Subsidiary’s material contracts or material non-residential real property leases pursuant to Section 365 of the Bankruptcy Code.

(d)         deliver to the Administrative Agent all documents required to be delivered to creditors under the RSA, any applicable restructuring support agreement or any case stipulation; provided that the Borrower shall not be required to deliver any such documents provided by any party in interest to the extent that any such document is filed under seal; provided, further, that such documents that are filed under seal, to the extent permitted by applicable law, shall be provided to the advisors to the Administrative Agent on a professional eyes’ only basis.

(e)         comply with each of the Required Milestones contained on Schedule 5.11 upon the terms and at the times provided for therein.

Section 5.12.        Maintenance of Ratings. The Borrowers will use commercially reasonable efforts to obtain a rating of the credit facilities created hereunder by each of S&P and Moody’s within 15 days of the Effective Date, it being understood that there is no obligation to maintain any particular rating at any time.

Section 5.13.        [Reserved].

Section 5.14.        [Reserved].

Section 5.15.        Conference Calls. The Borrowers will hold and participate in:

(a) a monthly conference call for Lenders to discuss financial information delivered pursuant to Section 5.01. The Borrowers will hold such conference call following the delivery of the required financial information for such month pursuant to Section 5.01(c) and not later than two Business Days from the time the Borrowers are required to deliver the financial information as set forth in Section 5.01(c).

(b) weekly conference calls for the Ad Hoc Committee Advisors to discuss financial information delivered pursuant to Section 5.01(f).

Such monthly and weekly calls will occur as a standing appointment at a time to be mutually agreed upon by the Borrowers and the Lenders or the Ad Hoc Committee Advisors, as applicable.

Article VI

Negative Covenants

Until the Commitments shall have expired or been terminated, the principal of and interest on each Loan and all premiums and fees payable hereunder shall have been paid in full, each Borrower covenants and agrees with the Lenders that:

Section 6.01.        Indebtedness; Certain Equity Securities.

Neither Borrower will, nor will it permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(a)            Indebtedness created under the Loan Documents (including, for the avoidance of doubt, the Carve Out) and the Pre-Petition Loan Documents;

(b)           Indebtedness existing on the date hereof and set forth on Schedule 6.01;

(c)           unsecured Indebtedness of the Parent Borrower to any Restricted Subsidiary and of any Restricted Subsidiary to the Parent Borrower or any other Restricted Subsidiary; provided that (i) such Indebtedness shall not have been transferred to any Person other than the Parent Borrower or any Restricted Subsidiary, (ii) any such Indebtedness owing by any Loan Party to a Restricted Subsidiary that is not a Loan Party shall be unsecured and subordinated in right of payment to the Loan Document Obligations and the Pre-Petition Lender Obligations and (iii) any such Indebtedness shall be incurred in compliance with Section 6.04;

(d)           Guarantees incurred in compliance with Section 6.04;

(e)           Indebtedness of the Parent Borrower or any Restricted Subsidiary (i) incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and Synthetic Lease Obligations, provided that such Indebtedness is incurred prior to or within 270 days after such acquisition or the completion of such construction or improvement and the principal amount of such Indebtedness does not exceed the cost of acquiring, constructing or improving such fixed or capital assets or (ii) assumed in connection with the acquisition of any fixed or capital assets; provided that the aggregate principal amount of Indebtedness permitted by this clause (e) at the time of incurrence thereof shall not exceed $1,000,000;

(f)            Indebtedness in respect of netting services, overdraft protections and deposit and checking accounts, in each case, in the ordinary course of business;

(g)           Indebtedness in respect of letters of credit, bank guarantees and similar instruments issued for the account of the Parent Borrower or any Restricted Subsidiary in the ordinary course of business supporting obligations under workers’ compensation, health, disability, unemployment insurance and other social security laws;

(h)           Indebtedness expressly permitted by the Approved Budget (including with respect to any Permitted Variances);

(i)            [reserved];

(j)            Indebtedness under (i) the Pre-Petition ABL Credit Agreement and (ii) if applicable, the ABL Credit Agreement in an aggregate principal amount not to exceed $400,000,000 at any time outstanding;

(k)           Indebtedness of Loan Parties in respect of surety bonds (whether bid, performance, appeal or otherwise) and performance and completion guarantees and other obligations of a like nature, in each case incurred in the ordinary course of business;

(l)            [reserved];

(m)          [reserved];

(n)           [reserved];

(o)           [reserved];

(p)           other unsecured Indebtedness in an aggregate principal amount not to exceed at the time of incurrence thereof $4,000,000;

(q)           Indebtedness consisting of (i) the financing of insurance premiums and (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(r)            obligations under any agreement governing the provision of treasury or cash management services, including deposit accounts, overnight draft, credit cards, debit cards, p-cards (including purchasing cards and commercial cards), funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services; and

(s)           Indebtedness in the form of Swap Agreements permitted under Section 6.07.

The accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock, as applicable, the accretion of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an incurrence of Indebtedness or Disqualified Stock for purposes of this Section 6.01.

Section 6.02.        Liens. Neither Borrower will, nor will it permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired, except:

(a)           (i) Liens granted by the Order (including the Carve Out), (ii) Liens created under the Loan Documents or the Pre-Petition Loan Documents;

(b)           Permitted Encumbrances;

(c)           any Lien on any asset of the Parent Borrower or any Restricted Subsidiary existing on the date hereof and set forth on Schedule 6.02; provided that (i) such Lien shall not apply to any other asset of the Parent Borrower or any Restricted Subsidiary and (ii) such Lien shall secure only those obligations that it secures on the date hereof and any extensions, renewals and refinancing thereof that do not increase the outstanding principal amount thereof;

(d)           [reserved];

(e)           Liens on fixed or capital assets acquired, constructed or improved by the Parent Borrower or any Restricted Subsidiary; provided that (i) such Liens secure only Indebtedness permitted by Section 6.01(e) and obligations relating thereto not constituting Indebtedness and (ii) such Liens shall not apply to any other asset of the Parent Borrower or any Restricted Subsidiary (other than the proceeds and products thereof); provided further that in the event purchase money obligations are owed to any Person with respect to financing of more than one purchase of any fixed or capital assets, such Liens may secure all such purchase money obligations and may apply to all such fixed or capital assets financed by such Person;

(f)            in connection with the sale or transfer of any Equity Interests or other assets in a transaction permitted under Section 6.05, customary rights and restrictions contained in agreements relating to such sale or transfer pending the completion thereof, solely to the extent such sale or transfer would have been permitted on the date of the creation of such Lien;

(g)           in the case of (i) any Restricted Subsidiary that is not a wholly-owned Restricted Subsidiary or (ii) the Equity Interests in any Person that is not a Restricted Subsidiary, any encumbrance or restriction, including any put and call arrangements, related to Equity Interests in such Restricted Subsidiary or such other Person set forth in the organizational documents of such Restricted Subsidiary or such other Person or any related joint venture, shareholders’ or similar agreement, in each case, so long as such encumbrance or restriction is in existence on the Petition Date;

(h)           Liens solely on any cash deposits, escrow arrangements or similar arrangements made by the Parent Borrower or any Restricted Subsidiary in connection with any letter of intent or purchase agreement for a transaction permitted hereunder;

(i)            Liens on the Collateral securing Indebtedness permitted by Section 6.01(j) and obligations relating thereto not constituting Indebtedness; provided that any such Liens are subject to (x) the Order and (y), if such Liens are on assets of the Loan Parties, the Intercreditor Agreement;

(j)            any Lien on assets of any Foreign Subsidiary (other than any Luxembourg IP Subsidiary); provided that such Lien shall secure only Indebtedness of such Foreign Subsidiary permitted by Section 6.01 and obligations relating thereto not constituting Indebtedness;

(k)           other Liens securing Indebtedness or other obligations in an aggregate principal amount at the time of incurrence of such Indebtedness or other obligations not to exceed $1,000,000;

(l)            non-exclusive licenses of intellectual property granted in the ordinary course of business; and

(m)          Liens in favor of the Pre-Petition Lenders as adequate protection granted pursuant to the Orders.

Section 6.03.        Fundamental Changes; Business Activities.

(a)           Neither Borrower will, nor will it permit any Restricted Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Restricted Subsidiary may (x) merge into the Parent Borrower in a transaction in which the Parent Borrower is the surviving entity and (y) merge into the Subsidiary Borrower in a transaction in which the Subsidiary Borrower is the surviving entity, (ii) any Person (other the Parent Borrower or the Subsidiary Borrower) may merge into or consolidate with any Restricted Subsidiary in a transaction in which the surviving entity is a Restricted Subsidiary and, if any party to such merger or consolidation is a Loan Party, a Loan Party, (iii) [reserved] and (iv) any Restricted Subsidiary (other than the Subsidiary Borrower) may liquidate or dissolve if the Borrowers determine in good faith that such liquidation or dissolution is in the best interests of the Borrowers and is not materially disadvantageous to the Lenders; provided that any such merger or consolidation involving a Person that is not a wholly-owned Restricted Subsidiary immediately prior to such merger or consolidation shall not be permitted unless it is also permitted by Section 6.04.

(b)           Neither Borrower will, nor will it permit any of its Restricted Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Parent Borrower and the Restricted Subsidiaries on the date hereof and businesses reasonably related or complementary thereto.

Section 6.04.        Investments, Loans, Advances, Guarantees and Acquisitions. Neither Borrower will, nor will it permit any Restricted Subsidiary to, purchase, hold, acquire (including pursuant to any merger or consolidation), make or otherwise permit to exist any Investment in any other Person, except:

(a)           Investments in cash and Cash Equivalents;

(b)           Investments existing on the date hereof or contractually committed to as of the date hereof and set forth on Schedule 6.04 and any extensions thereof (but not any additions thereto (including any capital contributions) made after the date hereof) ;

(c)           Investments by the Parent Borrower and the Restricted Subsidiaries in Equity Interests in their respective subsidiaries; provided that (i) such subsidiaries are Subsidiaries prior to such Investments, and (ii) in the case of any such Investments by the Loan Parties in, and loans and advances by the Loan Parties to, Restricted Subsidiaries that are not Loan Parties (excluding all such Investments, loans, advances and Guarantees existing on the date hereof and permitted by clause (b) above), (A) the aggregate amount of all such Investments (including loans and advances) permitted pursuant to this clause (c) and pursuant to clauses (d) and (e) below, taken together, shall not exceed $10,000,000 and (B) in each case, all such Investments (including loans and advances) shall be (x) made in the ordinary course of business, (y), solely in connection with the operational and compliance needs of the Parent Borrower and its Restricted Subsidiaries and (z) permitted by the Approved Budget (subject to Permitted Variance);

(d)           loans or advances made by the Parent Borrower to any Restricted Subsidiary or made by any Restricted Subsidiary to the Parent Borrower or any other Restricted Subsidiary; provided that (i) the Indebtedness resulting therefrom is permitted by Section 6.01(c) and (ii) the amount of such loans and advances made by the Loan Parties to Restricted Subsidiaries that are not Loan Parties shall be subject to the limitation set forth in clause (c) above and shall be permitted by the Approved Budget (subject to Permitted Variance);

(e)           Guarantees by the Parent Borrower or any Restricted Subsidiary of Indebtedness or other obligations of the Parent Borrower or any Restricted Subsidiary, solely to the extent (i) arising as a result of any such Person being a joint and several co-applicant with respect to any letter of credit or letter of guaranty or (ii) of any leases of retail store locations and related obligations arising thereunder, in each case, in the ordinary course of business; provided that the aggregate amount of Indebtedness and other obligations of Restricted Subsidiaries that are not Loan Parties that is Guaranteed by any Loan Party shall be subject to the limitation set forth in clause (c) above and shall be permitted by the Approved Budget (subject to Permitted Variances);

(f)            [reserved];

(g)           Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(h)           [reserved];

(i)            deposits, prepayments and other credits to suppliers, lessors and landlords made in the ordinary course of business;

(j)            advances by the Parent Borrower or any Restricted Subsidiary to employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes;

(k)           [reserved];

(l)            Investments in the form of Swap Agreements permitted under Section 6.07;

(m)          investments constituting deposits described in clauses (c) and (d) of the definition of “Permitted Encumbrances” and endorsements of instruments for collection or deposit in the ordinary course of business;

(n)           other Investments to the extent permitted by and expressly set forth in the Order;

(o)           other Investments in an aggregate amount not to exceed $1,000,000; and

(p)           Investments in respect of actions permitted by Section 6.05(g).

For the purposes of this Section, any unreimbursed payment by the Parent Borrower or any Restricted Subsidiary for goods or services delivered to any Subsidiary shall be deemed to be an Investment in such Subsidiary.

Section 6.05.        Asset Sales. Neither Borrower will, nor will it permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any asset, including any Equity Interest owned by it, nor will the Parent Borrower permit any Restricted Subsidiary to issue any additional Equity Interests in such Restricted Subsidiary (other than to the Parent Borrower or any other Restricted Subsidiary in compliance with Section 6.04, and other than directors’ qualifying shares and other nominal amounts of Equity Interests that are required to be held by other Persons under applicable law) (each of the foregoing, an “Asset Sale”), except:

(a)           (i) sales of inventory, (ii) sales, transfers and other dispositions of used, surplus, obsolete or outmoded machinery or equipment and (iii) contributions of merchandise to charitable organizations, to the extent in the ordinary course of business and consistent with past practices, (iv) dispositions of Cash Equivalents and (v) use of cash in accordance with the Approved Budget and pursuant to transactions permitted under this agreement, in each case (other than in the case of clause (iii)) in the ordinary course of business;

(b)           sales, transfers, leases and other dispositions to the Parent Borrower or any Restricted Subsidiary in the ordinary course of business; provided that any such sales, transfers, leases or other dispositions involving a Restricted Subsidiary that is not a Loan Party shall be made in compliance with Sections 6.04 and 6.09;

(c)           the sale or discount of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not in connection with any financing transaction;

(d)           dispositions of assets subject to any casualty or condemnation proceeding (including in lieu thereof);

(e)            leases or subleases of real property granted by the Parent Borrower or any Restricted Subsidiary to third Persons not interfering in any material respect with the business of the Parent Borrower or any Restricted Subsidiary, including, without limitation, retail store lease assignments and surrenders;

(f)            [reserved];

(g)           in connection with the consolidation of foreign operations of the Parent Borrower and its Subsidiaries, the direct or indirect transfers or other dispositions by any Restricted Subsidiary of any foreign assets or the Equity Interests of a Foreign Subsidiary that is a Restricted Subsidiary to (i) with respect to any Luxembourg IP Subsidiary or any non-Loan Party Restricted Subsidiary with the prior consent of the Required Lenders and (ii) any other Restricted Subsidiary;

(h)           to the extent prior consent of the Required Lenders is received, the elimination or forgiving of intercompany balances in connection with intercompany restructurings (including dissolutions, liquidations and mergers) between or among the Parent Borrower and its Restricted Subsidiaries;

(i)            other sales, transfers or dispositions pursuant to an order of the Court which sale, transfer or disposition are consistent with the Restructuring Support Agreement and the Approved Budget; and

(j)            Specified Dispositions or dispositions expressly identified and provided for in the Approved Budget; and

(k)           sales, transfers and other dispositions of assets that are not permitted by any other clause of this Section in an aggregate amount equal to a fair market value, as determined by a Responsible Officer of the Parent Borrower reasonably and acting in good faith, of not more than $1,000,000;

provided that all sales, transfers, leases and other dispositions permitted hereby (other than those permitted by clause (a)(ii), (a)(iii), (b), (c), (d), (g) or (h)) shall be made for fair value.

Section 6.06.        Sale/Leaseback Transactions. Neither Borrower will, nor will it permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction, except to the extent such Sale/Leaseback Transaction is entered into in connection with a Specified Disposition.

Section 6.07.        Swap Agreements. Neither Borrower will, nor will it permit any Restricted Subsidiary to, enter into any Swap Agreement, other than Swap Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Parent Borrower or a Restricted Subsidiary is exposed in the conduct of its business or the management of its liabilities and not for speculative purposes.

Section 6.08.        Restricted Payments; Certain Payments of Indebtedness.

(a)           Neither Borrower will, nor will it permit any Restricted Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:

(i)              the Parent Borrower may declare and pay dividends with respect to its Equity Interests payable solely in additional Equity Interests (other than Disqualified Stock) of the Parent Borrower;

(ii)             any Restricted Subsidiary may declare and pay dividends or make other distributions with respect to its Equity Interests, or make other Restricted Payments in respect of its Equity Interests, in each case ratably to the holders of such Equity Interests (or, if not ratably, on a basis more favorable to the Parent Borrower and the Restricted Subsidiaries);

(iii)            the Parent Borrower may make Restricted Payments pursuant to and in accordance with customary stock option plans or other equity or benefit plans for management or employees of the Parent Borrower and the Restricted Subsidiaries in effect from time to time;

(iv)            Restricted Payments made by any Restricted Subsidiary to another non-Restricted Subsidiary to consummate transactions that would otherwise be permitted by Section 6.04(c);

(v)             the Parent Borrower may make cash payments in lieu of the issuance of fractional shares representing insignificant interests in the Parent Borrower in connection with the exercise of warrants, options or other securities convertible into or exchangeable for shares of common stock in the Parent Borrower;

(vi)            Restricted Payments to Parent Borrower on or around and upon the execution and effectiveness of the RSA to pay fees and expenses in accordance therewith;

(vii)           [reserved]; and

(viii)          Restricted Payments made to consummate the transactions permitted by Section 6.05(g).

(b)           Neither Borrower will, nor will it permit any Restricted Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Specified Indebtedness, except:

(i)              [reserved];

(ii)             [reserved];

(iii)            [reserved];

(iv)            [reserved];

(v)             [reserved];

(vi)            payments to the extent provided for in the Approved Budget (including Permitted Variances thereto) and permitted by the Order, as applicable; and

(vii)           [reserved].

(c)           Neither Borrower will, nor will it permit any of the Restricted Subsidiaries to amend, modify or change in any manner adverse to the interests of the Lenders any term or condition of any documentation governing Specified Indebtedness; provided that immaterial amendments of an administrative, ministerial or technical nature may be made so long as contemporaneous written notice thereof is provided to the Administrative Agent.

Section 6.09.        Transactions with Affiliates. Neither Borrower will, nor will it permit any Restricted Subsidiary to, sell, lease, license or otherwise transfer any assets to, or purchase, lease, license or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions on terms and conditions not less favorable to the Parent Borrower or such Restricted Subsidiary than those that would prevail in an arm’s-length transaction with unrelated third parties, (b) transactions between or among the Parent Borrower and the Restricted Subsidiaries, (c) any Restricted Payment permitted by Section 6.08 or Investments permitted pursuant to Section 6.04(j), (d) the payment of reasonable fees and compensation to, and the providing of reasonable indemnities on behalf of, directors and officers of the Parent Borrower or any Restricted Subsidiary, as determined by the board of directors of the Parent Borrower in good faith, (e) employment contracts or subscription, put/call arrangements with employees, officers or directors, (f) transactions necessary to make adequate protection payments on account of secured Pre-Petition Indebtedness pursuant to the Order and (g) the transactions described on Schedule 6.09.

Section 6.10.        Restrictive Agreements.

(a) Neither Borrower will, nor will it permit any Restricted Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that restricts or imposes any condition upon (1) the ability of the Parent Borrower or any Restricted Subsidiary to create, incur or permit to exist any Lien upon any of its assets to secure the Loan Document Obligations or (2) the ability of any Restricted Subsidiary to pay dividends or other distributions with respect to its Equity Interests or to make or repay loans or advances to the Parent Borrower or to Guarantee the Loan Agreement; provided that (i) the foregoing shall not apply to (A) restrictions and conditions imposed by law or by any Loan Document, (B) restrictions and conditions existing on the Effective Date identified on Schedule 6.10 (but shall apply to any amendment or modification expanding the scope of any such restriction or condition), (C) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided that such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (D) in the case of any Restricted Subsidiary that is not a wholly-owned Restricted Subsidiary, restrictions and conditions imposed by its organizational documents or any related joint venture or similar agreement, provided that such restrictions and conditions apply only to such Restricted Subsidiary and to any Equity Interests in such Restricted Subsidiary, (E) restrictions and conditions set forth in the Pre-Petition Credit Agreement, Pre-Petition ABL Credit Agreement and, to the extent applicable, the ABL Credit Agreement, (F) restrictions and conditions imposed by agreements relating to Indebtedness of Restricted Subsidiaries that are not Loan Parties permitted under Section 6.01 and (G) restrictions and conditions imposed on cash to secure letters of credit and other segregated deposits that are permitted pursuant to Section 6.02(h), provided that such restrictions and conditions apply only to such Restricted Subsidiaries that are not Loan Parties, (ii) clause (a) of the foregoing shall not apply to (A) restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by Section 6.01(e) if such restrictions or conditions apply only to the assets securing such Indebtedness and (B) customary provisions in leases and other agreements restricting the assignment thereof and (iii) clause (b) of the foregoing shall not apply to restrictions and conditions imposed by agreements relating to Indebtedness of any Restricted Subsidiary in existence at the time such Restricted Subsidiary became a Restricted Subsidiary and otherwise permitted under Section 6.01 (but shall apply to any amendment or modification expanding the scope of, any such restriction or condition), provided that such restrictions and conditions apply only to such Restricted Subsidiary.

(b) Except as permitted pursuant to the terms of this Agreement and the Order or otherwise consented to by the Required Lenders:

(i) Make or permit to be made any change, amendment or modification, or any application or motion for any change, amendment or modification, to the Order that is adverse to the Lenders.

(ii) Incur, create, assume or suffer to exist or permit any other superpriority claim which is pari passu with or senior to the DIP Superpriority Claims of the Administrative Agent, and the Lenders hereunder, except for the Carve Out and, subject to the Intercreditor Agreement, the ABL Credit Agreement to the extent applicable.

Section 6.11.        Amendment of Organizational Documents. Neither Borrower will, nor will it permit any Restricted Subsidiary to, amend, modify or waive any of its rights under its certificate of incorporation, by-laws or other organizational documents, in either case, to the extent such amendment, modification or waiver would be adverse to the rights or interests of the Lenders hereunder or under any other Loan Document; provided that immaterial amendments of an administrative, ministerial or technical nature may be made so long as contemporaneous written notice thereof is provided to the Administrative Agent.

Section 6.12.        Financial Covenants

(a) The Parent Borrower will not permit Liquidity at any time to be less than $100,000,000.

(b) Commencing after the end of the 3rd week following the Effective Date, and solely to the extent that Liquidity is less than $150,000,000, the Parent Borrower will not permit any negative variance between the Actual Net Cash Flow Amount for any Cumulative Four-Week Period and the Budgeted Net Cash Flow Amount for such Cumulative Four-Week Period to be greater than 20%.

(c) The Parent Borrower will not permit the amount of cash and Cash Equivalents of non-Loan Party Subsidiaries as of the end of the day on Friday of each calendar week on deposit in or credited to any account maintained by non-Loan Party Subsidiaries to exceed $45,000,000 in the aggregate for all non-Loan Party Subsidiaries, excluding from such covenant any payments made (or to be made) from the Maurice business segments or entities.

Section 6.13.        Accounting Changes. The Parent Borrower will not make any change in the Parent Borrower’s fiscal quarter or fiscal year other than as required pursuant to GAAP.

Section 6.14.        Sanctions. The Parent Borrower and its Subsidiaries will not, directly or indirectly, use the proceeds of any Borrowing, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by an individual or entity (including any individual or entity participating in the transaction, whether as Lender, Administrative Agent, or otherwise) of Sanctions.

Section 6.15.        Anti-Corruption Laws. The Parent Borrower and its Subsidiaries will not, directly or indirectly, use the proceeds of any Borrowing for any purpose which would breach any Anti-Corruption Laws.

Article VII

Events of Default

If any of the following events (“Events of Default”) shall occur:

(a)           the Borrowers shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)           the Borrowers shall fail to pay any interest on any Loan or any fee, premium (including the Redemption Premium, if any) or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

(c)            any representation, warranty or certification made or deemed made by the Parent Borrower or any Restricted Subsidiary in this Agreement or any other Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been materially incorrect when made or deemed made (or, in the case of any representation or warranty qualified by materiality, incorrect);

(d)           the Borrowers shall fail to observe or perform any covenant, condition or agreement contained in Section 5.01, 5.02(a), 5.03 or 5.05 (with respect to the existence of any Borrower), 5.11 (including the Required Milestones) or in Article VI;

(e)           any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 7 Business Days after receipt of written notice thereof from the Administrative Agent;

(f)            except as a result of commencement of the Cases or entry into this Agreement, and, to the extent applicable, the ABL Credit Agreement, unless the payment, acceleration and/or the exercise of remedies with respect to any such Indebtedness is stayed by the Court or unless any of the following results from obligations with respect to which the Court prohibits or does not permit any Loan Party from applicable compliance, the Parent Borrower or any Restricted Subsidiary shall fail to make any payment (whether of principal, interest, termination payment or other payment obligation and regardless of amount) in respect of any Material Indebtedness (other than the Loan Document Obligations) when and as the same shall become due and payable (after giving effect to any applicable grace period);

(g)           except as a result of commencement of the Cases or entry into this Agreement and, to the extent applicable, the ABL Credit Agreement, unless the payment, acceleration and/or the exercise of remedies with respect to any such Indebtedness is stayed by the Court or unless any of the following results from obligations with respect to which the Court prohibits or does not permit any Loan Party from applicable compliance, (i) any event or condition shall occur that results in any Material Indebtedness becoming due, or being terminated or required to be prepaid, repurchased, redeemed or defeased, prior to its scheduled maturity, or that enables or permits (with the giving of notice, if required) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, or, in the case of any Swap Agreement, the applicable counterparty, to cause any Material Indebtedness to become due, or to terminate or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to (i) any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the assets securing such Indebtedness or (ii) any Indebtedness that becomes due as a result of a voluntary refinancing thereof permitted under Section 6.01; provided, further, that no such event under the Pre-Petition ABL Credit Agreement or the ABL Credit Agreement, as applicable, shall constitute an Event of Default under this clause (g) until the earliest to occur of (x) 5 days after the date of such Event of Default (during which period such Event of Default is not waived or cured), (y) the acceleration of the Indebtedness under the Pre-Petition ABL Credit Agreement or the ABL Credit Agreement, as applicable, and (z) the exercise of remedies by the ABL Agent in respect of a material portion of the ABL Priority Collateral, to the extent applicable;

(h)           [reserved];

(i)            [reserved];

(j)            [reserved];

(k)           except for any order fixing the amount of any Claim in the Cases, one or more judgments for the payment of money in an aggregate amount in excess of $10,000,000 (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment and has not denied coverage) shall be rendered against the Parent Borrower or any Restricted Subsidiary, or any combination thereof, and the same shall remain undischarged for a period of 15 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Parent Borrower or any Restricted Subsidiary to enforce any such judgment;

(l)            one or more ERISA Events shall have occurred that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(m)          a Change in Control shall occur;

(n)           any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder, satisfaction in full of all the Loan Document Obligations (other than contingent indemnification claims) or any act or omission by the Administrative Agent or any Lender, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; and

(o)           any Lien purported to be created under any Collateral Document and the Order shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any material Collateral, with the priority required by the applicable Collateral Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents to a Person that is not a Loan Party, (ii) the release thereof as provided in the applicable Collateral Document or Section 9.16 or consented to under Section 9.02, (iii) as a result of the failure of the Administrative Agent to (A) maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreement or (B) continue in accordance with applicable law the effectiveness of any UCC financing statement or (iv) as to Collateral constituting real property, to the extent such losses are covered by Lender’s title insurance policy and such insurer has not denied coverage;

(p)           the RSA is terminated for any reason, or is modified, amended or waived in any manner materially adverse to the Secured Parties without the prior consent of the Required Lenders (or the Administrative Agent at the direction of the Required Lenders);

(q)           any Loan Party shall file a motion in the Cases without the express written consent of the Required Lenders (or the Administrative Agent at the direction of the Required Lenders), (i) to obtain additional financing under Section 364(d) of the Bankruptcy Code not otherwise permitted under this Agreement or (ii) except as provided in the Order, as the case may be, to use cash collateral of a Lender under Section 363(c) of the Bankruptcy Code that does not either have the prior written consent of the Required Lenders (or the Administrative Agent acting at the direction of the Required Lenders) or provide for the payment of the Loan Document Obligations in full and in cash upon the incurrence of such additional financing;

(r)            an order with respect to any of the Cases shall be entered by the Court (i) appointing a trustee under Section 1104, (ii) appointing an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code, or (iii) converting the Cases to cases under Chapter 7 of the Bankruptcy Code;

(s)           an order shall be entered by the Court dismissing any of the Cases which does not contain a provision for termination of all Commitments, and payment in full in cash of all Loan Document Obligations upon entry thereof;

(t)            an order with respect to any of the Cases shall be entered by the Court without the express prior written consent of the Required Lenders (and with respect to any provisions that affect the rights or duties of the Administrative Agent, the Administrative Agent), with such consent not to be unreasonably withheld, conditioned or delayed, (i) to revoke, reverse, stay, modify, supplement or amend the Order in a manner adverse to the Lenders and/or the Administrative Agent or (ii) to permit, unless otherwise contemplated by the Order, any administrative expense or any Claim (now existing or hereafter arising, of any kind or nature whatsoever) to have administrative priority equal or superior to the administrative priority of the Loan Parties’ Claims in respect of the Loan Document Obligations (other than the Carve Out);

(u)           (i) an application for any of the orders described in clause (r) above shall be made by a Loan Party or any such application shall be made by a Person other than the Loan Parties and such application is not contested by the Loan Parties in good faith or the relief requested is not withdrawn, dismissed or denied within forty-five (45) days after the filing or (ii) any Person obtains an order under Section 506(c) of the Bankruptcy Code against the Administrative Agent;

(v)           the entry of an order by the Court terminating or modifying the exclusive right of any Loan Party to file a Plan of Reorganization pursuant to Section 1121 of the Bankruptcy Code, without the prior written consent of the Required Lenders;

(w)          any Loan Party shall fail to comply with the Order;

(x)              any order by the Court is entered granting any superpriority claim that is pari passu with or senior to those of the Secured Parties or any Lien that is senior to the Liens securing the Loan Document Obligations, other than in accordance with the Order;

(y)              the Court enters an order that is adverse in any material respect, when taken as a whole, to the interests of the Administrative Agent and the Lenders or their respective rights and remedies in their capacities as such under this Agreement or in any of the Cases;

(z)               the Loan Parties or any of their Subsidiaries, or any person claiming by or through the Loan Parties or any of their Subsidiaries, obtain court authorization to commence, or commence, join in, assist or otherwise participate as an adverse party in any suit or other proceeding against any of the Administrative Agent or the Lenders in each case relating to this Agreement, in each case other than as permitted by the Order;

(aa)             the Court denies confirmation of the Plan, provided, that if the Loan Parties subsequently obtain an order of the Court approving a plan of reorganization that either (i) proposes to repay in full in cash of all Loan Document Obligations under the Term Credit Facility, immediately upon the effectiveness thereof, (ii) is, taken as a whole, in form and substance substantially similar to the Plan of Reorganization or (iii) otherwise is approved by the Required Lenders, an Event of Default shall not occur;

(bb)            The Loan Parties attempts to consummate a sale of substantially all of its assets via a plan of reorganization or a 363 sale without consent of the Required Lenders; or

(cc)             the filing by any of the Loan Parties of a Plan of Reorganization other than an Acceptable Plan;

then, notwithstanding anything in Section 362 of the Bankruptcy Code, but subject to the Order, and in every such event, and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrowers, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees, premiums and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers and (iii) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law.

Article VIII

The Administrative Agent

Each of the Lenders hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors to serve as administrative agent and collateral agent under the Loan Documents, and authorizes the Administrative Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, each Lender hereby authorizes the Administrative Agent to consent, on behalf of each Lender, to the Order, each to be negotiated between the Loan Parties, the Administrative Agent, certain other parties and the statutory committees appointed pursuant to Sections 327 and 1103 of the Bankruptcy Code.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Parent Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties), (b) the Administrative Agent shall not have any duty to take any discretionary action or to exercise any discretionary power, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion, could expose the Administrative Agent to liability or be contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any debtor relief law, and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Parent Borrower or any Subsidiary or any other Affiliate thereof that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and nonappealable judgment). The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof (stating that it is a “notice of default”) is given to the Administrative Agent by the Borrowers or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall not incur any liability for relying, upon any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the signatory, sender or authenticator thereof). The Administrative Agent also shall be entitled to rely, and shall not incur any liability for relying, upon any statement made to it orally or by telephone and believed by it to be made by the proper Person (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the signatory, sender or authenticator thereof), and may act upon any such statement prior to receipt of written confirmation thereof. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender, unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all their duties and exercise their rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

Subject to the terms of this paragraph, the Administrative Agent may resign at any time, upon thirty days prior notice, from its capacity as such. In connection with such resignation, the Administrative Agent shall give notice of its intent to resign to the Lenders and the Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower so long as no Event of Default under clauses (a) or (b) of Article VII is continuing, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed by the Borrowers and such successor. Notwithstanding the foregoing, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Borrowers, whereupon, on the date of effectiveness of such resignation stated in such notice, (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents, provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this paragraph (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Collateral Document, including any action required to maintain the perfection of any such security interest), and (b) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, provided that (i) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (ii) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall also directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (a) above.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, any other Lender or the Debtors’ Investment Banker, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Each Lender, by delivering its signature page to this Agreement and funding its Loans on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.

Except with respect to the exercise of setoff rights of any Lender in accordance with the Loan Documents or with respect to a Lender’s right to file a proof of claim in an insolvency proceeding, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Loan Document Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof. In the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Administrative Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition, and the Administrative Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Loan Document Obligations as a credit on account of the purchase price for any collateral payable by the Administrative Agent on behalf of the Secured Parties at such sale or other disposition.

The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to subordinate or release any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is a Permitted Encumbrance or that is permitted by Section 6.02(d), (e), (g) and (h). The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)               to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, and all other Loan Document Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim under Sections 2.10, 2.11, 2.13, 2.14, 2.15 and 9.03) allowed in such judicial proceeding;

(b)               to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and

(c)               any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03).

To the extent required by any applicable laws (as determined in good faith by the Administrative Agent), the Administrative Agent may withhold from any payment to any Lender under any Loan Document an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 2.15, each Lender shall indemnify and hold harmless the Administrative Agent against, and shall make payable in respect thereof within 10 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the IRS or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this paragraph. The agreements in this paragraph shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Loan Document Obligations.

Notwithstanding anything herein to the contrary, neither the Debtors’ Investment Banker nor any Person (if any) named on the cover page of this Agreement for recognition purposes only shall have any duties or obligations under this Agreement or any other Loan Document (except in any such Person’s capacity, as and to the extent applicable, as a Lender), but all such Persons shall have the benefit of the indemnities to the extent referenced and provided for hereunder.

Unless otherwise expressly stated or referred to in this Article, the provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and, except solely to the extent of the Borrowers’ rights to consent pursuant to and subject to the conditions set forth in this Article, none of the Borrowers or any other Loan Party shall have any rights as a third party beneficiary of any such provisions. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Loan Document Obligations provided under the Loan Documents, to have agreed to the provisions of this Article.

Article IX

Miscellaneous

Section 9.01.        Notices.

(a)               Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) of this Section), all notices and other communications provided for herein shall be in writing and shall be delivered by e-mail, hand or overnight courier service, or mailed by certified or registered mail, as follows:

(i)                 if to the Borrowers:

Ascena Retail Group, Inc.

933 MacArthur Boulevard

Mahwah, New Jersey 07430

Attention: Dan Lamadrid, Executive Vice President and Chief Financial Officer

E-mail: dan.lamadrid@ascenaretail.com

with a copy to:

933 MacArthur Boulevard

Mahwah, New Jersey 07430

Attention: Gary Holland, General Counsel and VP

E-mail: gary.holland@ascenaretail.com

With a copy to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attention: David M. Nemecek, P.C.

Email: david.nemecek@kirkland.com

(ii)              if to the Administrative Agent:

Alter Domus (US) LLC

225 W. Washington St., 9th Floor

Chicago, IL 60606

Attention: Legal Department and Hendrik van der Zandt

Email: legal@alterdomus.com and hendrik.vanderzandt@alterdomus.com with a copy to:

Holland & Knight LLP

150 N. Riverside Plaza, Suite 2700

Chicago, IL 60606

Attention: Joshua Spencer

Email: joshua.spencer@hklaw.com

and

Milbank LLP

55 Hudson Yards

New York, New York 10001

Attention: Evan Fleck

Email: EFleck@milbank.com

(iii)            if to any other Lender, to it at its address or e-mail address set forth in its Administrative Questionnaire.

All such notices and other communications (i) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received and (ii) delivered through electronic communications to the extent provided in paragraph (b) of this Section shall be effective as provided in such paragraph.

(b)               Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices under Article II to any Lender if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Parent Borrower (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by return e-mail or other written acknowledgement); provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of notification that such notice or communication is available and identifying the website address therefor.

(c)               Any party hereto may change its address for notices and other communications hereunder by notice to the other parties hereto.

(d)               The Borrowers agree that the Administrative Agent may, but shall not be obligated to, make any Communication by posting such Communication on Debt Domain, Intralinks, Syndtrak or a similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” Neither the Administrative Agent nor any of its Related Parties warrants, or shall be deemed to warrant, the adequacy of the Platform and each expressly disclaims liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made, or shall be deemed to be made, by the Administrative Agent or any of its Related Parties in connection with the Communications or the Platform.

Section 9.02.        Waivers; Amendments.

(a)               No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement or the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b)               Except as provided in Sections 9.02(c) and 9.19 and except with respect to the Administrative Agent Fee Letter, none of this Agreement, any other Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers, the Administrative Agent and the Required Lenders and, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders, provided that (i) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrowers and the Administrative Agent to cure any technical error, ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment and (ii) no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender, (B) reduce or forgive the principal amount of any Loan or reduce the rate of interest thereon or reduce or forgive any interest or fees or premiums (including any prepayment premiums but excluding for the avoidance of doubt, any mandatory prepayment) payable hereunder without the written consent of each Lender directly affected thereby, (C) postpone the scheduled maturity date of any Loan, or the date of any scheduled payment of the principal amount of any Term Loan under Section 2.08, or any date for the payment of any interest or fees or premium payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby, (D) change Section 2.16(b) or 2.16(c) in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender, (E) change any of the provisions of this Section or the percentage set forth in the definition of the term “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender; provided that, with the consent of the Required Lenders, the provisions of this Section and the definition of the term “Required Lenders” may be amended to include references to any new class of loans created under this Agreement (or to lenders extending such loans) on substantially the same basis as the corresponding references relating to the existing Loans or Lenders, (F) release substantially all of the value of the Guarantees provided by the Guarantors (including, in each case, by limiting liability in respect thereof) created under the Collateral Agreement without the written consent of each Lender (except as expressly provided in Section 9.16 or the Collateral Agreement including any such release by the Administrative Agent in connection with any sale or other disposition of any Subsidiary upon the exercise of remedies under the Collateral Documents), it being understood that an amendment or other modification of the type of obligations guaranteed under the Collateral Agreement shall not be deemed to be a release or limitation of any Guarantee, and (G) release all or substantially all the Collateral from the Liens of the Collateral Documents, without the written consent of each Lender (except as expressly provided in Section 9.16 or the applicable Collateral Document (including any such release by the Administrative Agent in connection with any sale or other disposition of the Collateral upon the exercise of remedies under the Collateral Documents), it being understood that an amendment or other modification of the type of obligations secured by the Collateral Documents shall not be deemed to be a release of the Collateral from the Liens of the Collateral Documents); provided further that no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Administrative Agent without the prior written consent of the Administrative Agent. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of, in the case of any amendment, waiver or other modification referred to in clause (ii) of the first proviso of this paragraph, any Lender that receives payment in full of the principal of and interest accrued on each Loan made by, and all other amounts owing to, such Lender or accrued for the account of such Lender under this Agreement and the other Loan Documents at the time such amendment, waiver or other modification becomes effective and whose Commitments terminate by the terms and upon the effectiveness of such amendment, waiver or other modification.

(c)               Notwithstanding anything herein to the contrary, the Administrative Agent may, without the consent of any Secured Party, consent to a departure by any Loan Party from any covenant of such Loan Party set forth in this Agreement, the Collateral Agreement or in any other Collateral Document to the extent such departure is consistent with the authority of the Administrative Agent set forth in the definition of the term “Collateral and Guarantee Requirement”.

(d)               The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, waivers or other modifications on behalf of such Lender. Any amendment, waiver or other modification effected in accordance with this Section 9.02 shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

(e)               Notwithstanding the foregoing, Exhibit G to this Agreement, the definitions of “Exit Facility Agreement” and “Exit Facility Term Sheet” and Section 2.22 (or any other provision which would result in an amendment, restatement, waiver or modification of any of the foregoing) may be amended, restated, waived or otherwise modified with the prior written consent of the Required Lenders, the Administrative Agent and the Parent Borrower; provided that to the extent such amendment, restatement, waiver or other modification would require the consent of any affected “Lender”, all “Lenders” or any other Person (or requisite class of Persons) under the terms of Exhibit G as in effect on the Effective Date, the prior written consent of the corresponding affected Lender, all Lenders or such corresponding Person (or requisite class of Persons) under this Agreement shall be required; provided, further, that the Lenders hereby authorize the Administrative Agent to enter into any amendments to this Agreement and the other Loan Documents as may be necessary, in the reasonable opinion of the Administrative Agent and the Borrower, to give effect to the transaction contemplated by Section 2.22 and such other technical or immaterial amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Parent Borrower in connection therewith.

Section 9.03.        Expenses; Indemnity; Damage Waiver.

(a)               The Borrowers shall, jointly and severally, pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Ad Hoc Committee, the Lenders and their respective Affiliates, including the reasonable and documented out-of-pocket fees, charges and disbursements of one primary counsel for the Administrative Agent, and one primary counsel for the Ad Hoc Committee, and if deemed necessary by the Administrative Agent or the Ad Hoc Committee, one local counsel for the Administrative Agent and Ad Hoc Committee, as applicable in each applicable jurisdiction, in connection with the structuring, arrangement and syndication of the credit facilities provided for herein and any credit or similar facility refinancing or replacing, in whole or in part, any of the credit facilities provided for herein, including the preparation, execution, delivery and administration of this Agreement, the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof, the Order and any transaction contemplated thereby (whether or not the transactions contemplated hereby or thereby shall be consummated) and any refinancing of the obligations hereunder or any “exit financing” requested by the Loan Parties in connection with the Chapter 11 Cases (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses in connection with the administration of actions related to the Collateral, including any actions taken to perfect or maintain priority of the Administrative Agent’s Liens on the Collateral, to maintain any insurance required hereunder, to verify the Collateral, or any audit, inspection, or appraisal related to any Loan Party or the Collateral and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Ad Hoc Committee or any Lender, including the fees, charges and disbursements of any counsel for any of the foregoing, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b)               The Borrowers shall, jointly and severally, indemnify the Administrative Agent (and any subagent thereof), and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”), against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the structuring, arrangement and the syndication of the credit facilities provided for herein, the preparation, execution, enforcement, delivery and administration of this Agreement, the other Loan Documents or any other agreement or instrument contemplated hereby or thereby, the performance by the parties to this Agreement or the other Loan Documents of their obligations thereunder or the consummation of the Transactions or any other transactions contemplated thereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on, at, under to or from any property currently or formerly owned or operated by the Parent Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Parent Borrower or any Subsidiary or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether such proceeding is initiated against or by any party to this Agreement, or any Affiliate thereof, by an Indemnitee or any third party or whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses (i) are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee, (ii) are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from a material breach by such Indemnitee of the Loan Documents or (iii) involve a dispute solely among Indemnitees (other than an action involving (i) alleged conduct by any Borrower or any of its Affiliates or (ii) against the Administrative Agent in its capacity as such). This Section shall not apply to any Taxes (other than Other Taxes or any Taxes that represent losses, claims, damages or related expenses arising from any non-Tax claim).

(c)               Each Lender severally agrees to indemnify and hold harmless the Administrative Agent (or any sub-agent thereof), to the extent that the Administrative Agent (or any sub-agent) shall not have been timely reimbursed by the Borrowers, based on and to the extent of such Lender’s pro rata share, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent (or any sub-agent thereof) in exercising its powers, rights and remedies or performing its duties hereunder or under the other Loan Documents or otherwise in its capacity as the Administrative Agent (or any sub-agent thereof) in any way relating to or arising out of this Agreement or the other Loan Documents; provided, that no Lender shall be liable to the Administrative Agent (or any sub-agent) for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s (or any sub-agent’s) gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction (it being understood and agreed that no action taken in accordance with the directions of the Required Lenders (or such other Lenders as may be required to give such instructions under Article VIII) shall constitute gross negligence or willful misconduct). If any indemnity furnished to the Administrative Agent (or any sub-agent thereof) for any purpose shall, in the opinion of the Administrative Agent (or any sub-agent thereof), be insufficient or become impaired, the Administrative Agent (or any sub-agent ) may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, that in no event shall this sentence require any Lender to indemnify the Administrative Agent (or any sub-agent thereof) against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s pro rata share. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total outstanding Loans and unused Commitments at such time (or if such indemnity payment is sought after the date on which the Loans have been paid in full in accordance with such Lender’s pro rata share immediately prior to the date on which the Loans are paid in full).

(d)               To the extent permitted by applicable law, (i) the Borrowers shall not assert, or permit any of their respective Affiliates or Related Parties to assert, and hereby waives, any claim against any Indemnitee for any damages arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the internet)and (ii) none of the Borrowers or any Secured Party shall assert, or permit any of their respective Affiliates or Related Parties to assert any claims on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or the use of the proceeds thereof.

(e)               All amounts due under this Section shall be payable not later than 10 days after written demand therefor.

Section 9.04.        Successors and Assigns.

(a)               The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i)  neither Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section), the Debtors’ Investment Banker (to the extent provided in Article VIII)and, to the extent expressly contemplated hereby, the sub-agents of the Administrative Agent and the Related Parties of any of the Administrative Agent and any Lender) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)               Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of:

(i)              the Borrowers; provided that no consent of Borrowers shall be required (1) for an assignment to a Lender, a Related Lender, an Affiliate of a Lender or an Approved Fund, (2) if in connection with the Initial Allocation (as defined in the Commitment Letter) or to Persons who have delivered a joinder and an election agreement to the Ad Hoc Committee Advisors by August 13, 2020 and (3) if an Event of Default has occurred and is continuing, for any other assignment; provided further that, the Borrowers shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof.

(ii)             the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of any Loan to a Lender, a Related Lender, an Affiliate of a Lender or an Approved Fund.

(iii)            Assignments shall be subject to the following additional conditions:

(A)             except in the case of an assignment to a Lender, a Related Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent and recorded in the Register) shall not be less than $1,000,000 unless each of the Borrowers and the Administrative Agent otherwise consent; provided that no such consent of the Borrowers shall be required (i) if an Event of Default has occurred and is continuing or (ii) in connection with the Initial Allocation (as defined in the Commitment Letter) or to Persons who have delivered a joinder and an election agreement to the Ad Hoc Committee Advisors by August 13, 2020;

(B)             each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C)              the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, provided that only one such processing and recordation fee shall be payable in the event of simultaneous assignments from any Lender or its Approved Funds to one or more other Approved Funds of such Lender;

(D)             the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent all requested “know your customer” documentation, a duly executed IRS Form W-9 or such other applicable IRS Form, and an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable law, including Federal, State and foreign securities laws;

(E)              the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent, the Ad Hoc Committee Advisors and the Company a signed joinder to the Restructuring Support Agreement; and

(F)              each Lender acknowledges and agrees that the Loans, on the one hand, and the unfunded Commitments on the other hand, shall be held by such Lender in equal percentages and such Loans, on the one hand, and such unfunded Commitments, on the other hand, are “stapled” to each other, and shall be assigned in equal percentages.

(iv)             Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.04(c).

(v)             The Administrative Agent, acting solely for this purpose as a nonfiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and records of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and, as to entries pertaining to it, any Lender, at any reasonable time and from time to time upon reasonable prior written notice.

(vi)             Upon receipt by the Administrative Agent of an Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), all other information required under (iii)(D) above and the processing and recordation fee referred to in this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that the Administrative Agent shall not be required to accept such Assignment and Assumption or so record the information contained therein if the Administrative Agent reasonably believes that such Assignment and Assumption lacks any written consent required by this Section or is otherwise not in proper form, it being acknowledged that the Administrative Agent shall have no duty or obligation (and shall incur no liability) with respect to obtaining (or confirming the receipt) of any such written consent or with respect to the form of (or any defect in) such Assignment and Assumption, any such duty and obligation being solely with the assigning Lender and the assignee. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph, and following such recording, unless otherwise determined by the Administrative Agent (such determination to be made in the sole discretion of the Administrative Agent, which determination may be conditioned on the consent of the assigning Lender and the assignee), shall be effective notwithstanding any defect in the Assignment and Assumption relating thereto. Each assigning Lender and the assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the Administrative Agent that all written consents required by this Section with respect thereto (other than the consent of the Administrative Agent) have been obtained and that such Assignment and Assumption is otherwise duly completed and in proper form, and each assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the assigning Lender and the Administrative Agent that such assignee is an Eligible Assignee.

(vii)          No such assignment shall be made to the Parent Borrower or any of its Subsidiaries, except as set forth in Section 9.04(e).

(c)               (i) Any Lender may, without the consent of the Borrowers or the Administrative Agent, sell participations to one or more Eligible Assignees (“Participants”) in all or a portion of such Lender’s rights and obligations under this Agreement; provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under the Loan Documents. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant or requires the approval of all the Lenders. The Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.13, 2.14 and 2.15 (subject to the requirements and limitations therein, including the requirements under Section 2.15(e) (it being understood that the documentation required under Section 2.15(e) shall be delivered solely to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (x) agrees to be subject to the provisions of Sections 2.16 and 2.17 as if it were an assignee under paragraph (b) of this Section and (y) shall not be entitled to receive any greater payment under Section 2.13 or 2.15, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrowers’ request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 2.17(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.16(c) as though it were a Lender.

(i)                 Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain records of the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement or any other Loan Document (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments or Loans or its other obligations under this Agreement or any other Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment or Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d)               Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e)                Notwithstanding anything to the contrary contained in this Section 9.04 or any other provision of this Agreement, no Lender shall have the right at any time to sell, assign or transfer all or a portion of the Loans owing to it to the Parent Borrower or any of its Subsidiaries.

Section 9.05.        Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Lender or any Affiliate of any of the foregoing may have had notice or knowledge of any Default or incorrect representation or warranty at the time any Loan Document is executed and delivered or any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.13, 2.14, 2.15, 2.16(e) and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

Section 9.06.        Counterparts; Integration; Effectiveness; Electronic Execution. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.07.        Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08.        Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized (notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Court) at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender to or for the credit or the account of any Loan Party against any of and all the Loan Document Obligations held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The applicable Lender shall notify the Borrowers and the Administrative Agent of such set-off or application; provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09.        Governing Law; Jurisdiction; Consent to Service of Process.

(a)               Except to the extent superseded by the Bankruptcy Code, this Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)               Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Court or the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and the Borrowers hereby irrevocably and unconditionally agree that all claims arising out of or relating to this Agreement or any other Loan Document brought by the Borrowers or any of their respective Affiliates shall be brought, and shall be heard and determined in the Court, in such New York State or, to the extent permitted by law, in such Federal court. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or any of its properties in the courts of any jurisdiction.

(c)               The Borrowers hereby irrevocably and unconditionally waive, to the fullest extent they may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)               Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10.        WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11.        Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12.        Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below) with the same degree of care that it uses to protect its own confidential information, but in no event less than a commercially reasonable degree of care, except that Information may be disclosed (a) to its Related Parties, including accountants, legal counsel and other agents and advisors, it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential, (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing confidentiality undertakings substantially similar to those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its Related Parties) to any swap or derivative transaction relating to the Parent Borrower or any Subsidiary or its obligations, (g) on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facilities provided for herein, (h) with the consent of the Borrowers or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender or any Affiliate of any of the foregoing on a non-confidential basis from a source other than the Borrowers; provided that, in the case of clause (c) above, the party disclosing such information shall provide to the Borrowers prior written notice of such disclosure to the extent permitted by applicable law (and to the extent commercially feasible under the circumstances) and shall cooperate with the Borrowers in obtaining a protective order for, or other confidential treatment of, such disclosure. For the purposes of this Section, “Information” means all information received from the Borrowers relating to the Parent Borrower or any Subsidiary or their businesses or the Collateral.

Section 9.13.        Several Obligations; Nonreliance; Violation of Law. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrowers in violation of applicable law.

Section 9.14.        USA Patriot Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Loan Party that pursuant to the requirements of the Patriot Act it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Loan Party in accordance with such Act.

Section 9.15.        Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.16.        Release of Liens and Guarantees. A Guarantor (for the avoidance of doubt, other than the Borrowers) shall be released from its obligations under the Loan Documents, and all security interests created by the Collateral Documents in Collateral owned by such Guarantor shall be released, upon the consummation of any transaction permitted by this Agreement as a result of which such Guarantor ceases to be a Restricted Subsidiary (including any voluntary liquidation or dissolution of such Guarantor in accordance with Section 6.03); provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. Upon any sale or other transfer by any Loan Party (other than to a Borrower or any other Loan Party or to any other Subsidiary of the Parent Borrower) of any Collateral in a transaction permitted under this Agreement, or upon the effectiveness of any written consent to the release of the security interest created under any Collateral Document in any Collateral pursuant to Section 9.02, the security interests in such Collateral created by the Collateral Documents shall be automatically released. In connection with any termination or release pursuant to this Section, the Administrative Agent shall execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section shall be without recourse to or warranty by the Administrative Agent.

Section 9.17.        No Fiduciary Relationship. Each Borrower, on behalf of itself and the Subsidiaries, agrees that in connection with all aspects of the transactions contemplated hereby and any communications in connection therewith, the Parent Borrower, the Subsidiaries and its other Affiliates, on the one hand, and the Administrative Agent, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such transactions or communications. The Administrative Agent, the Lenders and their Affiliates may be engaged, for their own accounts or the accounts of customers, in a broad range of transactions that involve interests that differ from those of the Parent Borrower, the Subsidiaries and its other Affiliates, and none of the Administrative Agent, the Lenders or their Affiliates has any obligation to disclose any of such interests to the Parent Borrower, the Subsidiaries or its other Affiliates. To the fullest extent permitted by law, each Borrower hereby waives and releases any claims that it or any of its Affiliates may have against the Administrative Agent, the Lenders and their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 9.18.        Non-Public Information.

(a)               Each Lender acknowledges that all information, including requests for waivers and amendments, furnished by a Borrower or the Administrative Agent pursuant to or in connection with, or in the course of administering, this Agreement will be syndicate-level information, which may contain MNPI. Each Lender represents to the Borrowers and the Administrative Agent that (i) it has developed compliance procedures regarding the use of MNPI and that it will handle MNPI in accordance with such procedures and applicable law, including Federal, state and foreign securities laws, and (ii) it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain MNPI in accordance with its compliance procedures and applicable law, including Federal, state and foreign securities laws.

(b)               The Borrowers and each Lender acknowledge that, if information furnished by the Loan Parties pursuant to or in connection with this Agreement is being distributed by the Administrative Agent through the Platform, (i) the Administrative Agent may post any information that the Borrowers have indicated as containing MNPI solely on that portion of the Platform designated for Private Side Lender Representatives and (ii) if the Borrowers have not indicated whether any information furnished by it pursuant to or in connection with this Agreement contains MNPI, the Administrative Agent reserves the right to post such information solely on that portion of the Platform designated for Private Side Lender Representatives. The Borrowers agree to clearly designate all information provided to the Administrative Agent by or on behalf of the Borrowers that is suitable to be made available to Public Side Lender Representatives, and the Administrative Agent shall be entitled to rely on any such designation by the Borrowers without liability or responsibility for the independent verification thereof.

Section 9.19.        Intercreditor Agreement. (a) Each of the Lenders and the other Secured Parties acknowledges that obligations of the Loan Parties under the ABL Credit Agreement are secured by Liens on assets of the Loan Parties that constitute Collateral and that the relative Lien priorities and other creditor rights of the Secured Parties and the secured parties under the ABL Credit Agreement will be set forth in the Intercreditor Agreement. Each of the Lenders and the other Secured Parties hereby acknowledges that it has received a copy of the Intercreditor Agreement. Each of the Lenders and the other Secured Parties hereby irrevocably authorizes and directs the Administrative Agent to execute and deliver, in each case on behalf of such Secured Party and without any further consent, authorization or other action by such Secured Party, the Intercreditor Agreement and any documents relating thereto.

(a)               Each of the Lenders and the other Secured Parties hereby irrevocably (i) consents to the treatment of Liens provided for under the Intercreditor Agreement, including to the subordination of the Liens on the ABL Priority Collateral securing the Loan Document Obligations on the terms set forth in the Intercreditor Agreement, (ii) agrees that, upon the execution and delivery thereof, such Secured Party will be bound by the provisions of the Intercreditor Agreement as if it were a signatory thereto and will take no actions contrary to the provisions of the Intercreditor Agreement, (iii) agrees that no Secured Party shall have any right of action whatsoever against the Administrative Agent as a result of any action taken by the Administrative Agent pursuant to this Section 9.19 or in accordance with the terms of the Intercreditor Agreement, (iv) authorizes and directs the Administrative Agent to carry out the provisions and intent of each such document and (v) authorizes and directs the Administrative Agent to take such actions as shall be required to release Liens on the Collateral in accordance with the terms of the Intercreditor Agreement.

(b)               Each of the Lenders and the other Secured Parties hereby irrevocably further authorizes and directs the Administrative Agent to execute and deliver, in each case on behalf of such Secured Party and without any further consent, authorization or other action by such Secured Party, any amendments, supplements or other modifications of the Intercreditor Agreement that the Borrowers may from time to time request and that are reasonably acceptable to the Administrative Agent (i) to give effect to any establishment, incurrence, amendment, extension, renewal, refinancing or replacement of any Loan Document Obligations or the Indebtedness under the ABL Credit Agreement to the extent applicable, (ii) to confirm for any party that the Intercreditor Agreement is effective and binding upon the Administrative Agent on behalf of the Secured Parties or (iii) to effect any other amendment, supplement or modification permitted by the terms of the Intercreditor Agreement.

(c)               Each of the Lenders and the other Secured Parties hereby irrevocably further authorizes and directs the Administrative Agent to execute and deliver, in each case on behalf of such Secured Party and without any further consent, authorization or other action by such Secured Party, any amendments, supplements or other modifications of any Collateral Document to add or remove any legend that may be required pursuant to the Intercreditor Agreement.

(d)               The Administrative Agent shall have the benefit of the provisions of Article VIII with respect to all actions taken by it pursuant to this Section or in accordance with the terms of the Intercreditor Agreement to the full extent thereof.

Section 9.20.        Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any related agreement, arrangement or understanding among the parties hereto, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)            the effects of any Bail-In Action on any such liability, including, if applicable:

(i)   a reduction in full or in part or cancellation of any such liability;

(ii)  a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT BORROWER:

ASCENA RETAIL GROUP, INC.

By:
Name:
Title:

[Signature Page to the Term Credit Agreement]

SUBSIDIARY BORROWER:

ANNTAYLOR RETAIL, INC.

By:
Name:
Title:

[Signature Page to the Term Credit Agreement]

ALTER DOMUS (US) LLC,
as Administrative Agent,

By:
Name:
Title:

[Signature Page to the Term Credit Agreement]

Schedule 5.11
Required Milestones

The Loan Parties shall use their reasonable best efforts to pursue and implement the Restructuring Transactions as defined in, and in accordance with, the RSA and shall, subject to the availability of the Court and as such time periods may be extended by the Required Lenders, achieve the following milestones:

(a)               the Petition Date shall have occurred by 11:59 p.m. (Eastern Time) on July 23, 2020;

(b)               the Debtors shall have filed the Rent Deferral Motion (as defined in the RSA) with the Court within three (3) calendar days of the Petition Date;

(c)               the Court shall have entered the Cash Collateral Order (as defined in the RSA) on an interim basis by the date that is five (5) Business Days after the Petition Date;

(d)               the Court shall have entered the DIP Financing Order (as defined in the RSA) on a final basis by the date that is fifty (50) calendar days after the Petition Date;

(e)               the Court shall have entered the Disclosure Statement Order (as defined in the RSA) by the date that is sixty (60) calendar days after the Petition Date;

(f)                solicitation of the Plan (as defined in the RSA) shall have commenced by the date that is seventy (70) calendar days after the Petition Date;

(g)               the Court shall have entered the Confirmation Order (as defined in the RSA) by the date that is one hundred ten (110) calendar days after the Petition Date; and

(h)               the Plan Effective Date (as defined in the RSA) shall have occurred by the date that is one hundred thirty (130) calendar days after the Petition Date.

Exhibit B

[Attached]

Exit Facility Term Sheet1

Borrowers:	Reorganized Ascena Retail Group, Inc., a Delaware corporation (the “Parent Borrower”) and AnnTaylor Retail, Inc., a Florida corporation (the “Subsidiary Borrower” and, together with the Parent Borrower, the “Borrowers”).
Administrative Agent and Collateral Agent:	Alter Domus (US) LLC (in its capacity as administrative agent, the “Administrative Agent”, and in its capacity as collateral agent, the “Collateral Agent”).
Lenders:	Holders of DIP Term Facility Claims will receive First Out Term Loans and, together with other holders of Term Loan Claims, Last Out Term Loans (each as defined below), respectively, as set forth in the Proposed Plan (collectively, the “Lenders”)

Term Loan Facility:

First lien senior secured term loan facility in an aggregate original principal amount of $400 million, denominated in US Dollars, consisting of:

•     $311.8 million of first-out term loans (the “First Out Term Loan Facility”, the loans thereunder, the “First Out Term Loans” and the commitments thereunder, the “First-Out Commitments”) converted in accordance with the Proposed Plan to holders of DIP Term Facility Claims; and

•     $88.2 million of last-out term loans (the “Last Out Term Loan Facility”, the loans thereunder, the “Last Out Term Loans” and the commitments thereunder, the “Last-Out Commitments”) distributed to holders of Term Loan Claims in accordance with the Proposed Plan.

As used herein, “Term Loan Facility” means, collectively, the First Out Term Loan Facility and the Last Out Term Loan Facility. “Commitments” means, collectively, the First Out Commitments and the Last Out Commitments. “Term Loans” means, collectively, the First Out Term Loans and the Last Out Term Loans.

The First Out Term Loans will be “first out” in right of payment priority and the Last Out Term Loans will be “last out” in right of payment priority (in each case, as between the tranches of Term Loans). The First Out Term Loans and Last Out Term Loans shall be secured on a pari passu basis by the same lien on the Collateral (as defined below).

1 Capitalized terms used but not defined in this Exit Facility Term Sheet have the meanings ascribed to them in the Restructuring Support Agreement, dated as of July 23, 2020 (the “Restructuring Support Agreement”) to which this Exit Facility Term Sheet is attached or the Proposed Plan attached as Exhibit B to the Restructuring Support Agreement.

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Definitive Documentation:	The definitive documentation for the Term Loan Facility (the “Definitive Documentation”) shall, except as otherwise set forth herein, be based on the Term Credit Agreement, dated as of August 21, 2015 (as amended, supplemented or otherwise modified prior to the date hereof), by and among Ascena Retail Group, Inc., AnnTaylor Retail, Inc., certain subsidiaries of the Parent Borrower party thereto, Goldman Sachs Bank USA, as the administrative agent and the collateral agent, and certain lenders party thereto from time to time (the “Prepetition Term Loan Credit Agreement”), (i) as modified by the terms set forth herein, (ii) subject to modifications to reflect changes in law or accounting standards since the date of such precedent and administrative agency, collateral agency and operational requirements of the Administrative Agent and Collateral Agent and (iii) with such other terms and conditions as may be reasonably agreed between the Borrowers and the Required Consenting Stakeholders; provided that, except as otherwise agreed by the Required Consenting Stakeholders, the Definitive Documentation shall be substantially consistent with the documentation governing the Exit ABL Facility (other than (i) provisions that are specific to asset-based facilities, (ii) the financial covenants applicable thereto, (iii) cross-defaults with respect to the Term Loan Facility and (iv) such other terms mutually agreed between the Borrowers and the Required Consenting Stakeholders). The Definitive Documentation shall be negotiated in good faith within a reasonable time period to be determined based on the expected date of Bankruptcy Court’s entry into the Confirmation Order, with initial drafts of the Definitive Documentation to be prepared by counsel for the Consenting Stakeholders, which is Milbank LLP. This paragraph, collectively, is referred the here as the “Documentation Principles”.

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Maturity Date:	First Out Term Loans: 4 years after the Effective Date (the “First Out Maturity Date”). Last Out Term Loans: 5 years after the Effective Date (the “Last Out Maturity Date”).
Amortization:

First Out Term Loans: Commencing with the last day of the first full calendar quarter following the Effective Date, the outstanding principal amount of the First Out Term Loans will be payable on each calendar quarter in equal amounts of (i) for each calendar quarter occurring on or prior to the second anniversary of the Effective Date, 1.00% per annum and (ii) for each calendar quarter thereafter, 3.00% per annum, in each case of the original principal amount of the First Out Term Loans, with the remaining balance, together with all other amounts owed with respect thereto, payable on the First Out Maturity Date, subject to reduction pursuant to the prepayment provisions to be mutually agreed in the Definitive Documentation.

Last Out Term Loans: The outstanding principal amount of the Last Out Term Loans will be payable on each calendar quarter in equal amounts of 1.00% per annum of the original principal amount of the Last Out Term Loans, with the remaining balance, together with all other amounts owed with respect thereto, payable on the Last Out Maturity Date .

Voluntary Prepayments:

The Borrowers may make voluntary prepayments of the Term Loans, in each case, other than in connection with a repricing event, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments:

Substantially similar to the Prepetition Term Loan Credit Agreement, subject to the Documentation Principles; provided that no prepayment shall be required pursuant to Section 2.09(c) thereof for any Excess Cash Flow (as defined in the Prepetition Term Loan Credit Agreement).

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Interest:

With respect to the First Out Term Loans, at the Parent Borrower’s election:

•      ABR (defined in a manner substantially similar to the Prepetition Term Loan Credit Agreement) plus 10.75% per annum in cash or Adjusted LIBO Rate (defined in a manner substantially similar to the Prepetition Term Loan Credit Agreement) plus 11.75% per annum in cash (subject to a 0.00% per annum floor on ABR and a 1.00% per annum floor on the Adjusted LIBO Rate) .

With respect to the Last Out Term Loans, at the Parent Borrower’s election:

•      prior to the second anniversary of the Effective Date, ABR plus 2.00% per annum in cash and 8.00% per annum in kind (“PIK”) or Adjusted LIBO Rate plus 2.50% per annum in cash and 8.50% PIK, and thereafter, ABR plus 10.00% per annum in cash or Adjusted LIBO Rate plus 11.00% per annum in cash (in each case subject to a 0.00% per annum floor on ABR and a 1.00% per annum floor on the Adjusted LIBO Rate).

Prepayment Premium	NC1/106.375%/103.1875%/par, with the Make-Whole Amount payable at an amount equal to the present value of the amount of interest that would have been paid on the principal amount of the Loans to and including the 3.5 year anniversary of the Closing Date (in each case, calculated on the basis of the interest rate with respect to the Loans then in effect, on a quarterly basis and on the basis of actual days elapsed over a year of three hundred sixty-five (365) days). The present value calculation shall be calculated using the discount rate equal to the Treasury Rate as of such repayment or prepayment date or date of required repayment plus fifty (50) basis points. The Prepayment Premium and Make-Whole Amount shall be payable upon any repricing event or acceleration. The Definitive Documentation shall contain a “Momentive” provision satisfactory to the Required Consenting Stakeholders.

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Guarantees:

All obligations of the Borrowers under the definitive credit agreement for the Term Loan Facility (the “Exit Credit Agreement”) and the related guarantee and collateral agreement, mortgage agreements and other collateral documents (together with the Exit Credit Agreement, the “Loan Documents”) (collectively, the “Borrowers Obligations”) will be unconditionally guaranteed jointly and severally on a senior basis (the “Guarantees”) by the direct parent of the Borrower and each existing and subsequently acquired or organized direct or indirect Material Domestic Subsidiary, Material Foreign Subsidiary and, notwithstanding anything to the contrary herein, (x) each Luxembourg subsidiary, (y) each guarantor party to the Prepetition Term Loan Credit Agreement and (z) each subsidiary owning material intellectual property (or owning subsidiaries which own material intellectual property) or material real property of the company (the “Subsidiary Guarantors”, together with the Borrowers, the “Loan Parties”); provided that, notwithstanding anything to the contrary herein, (i) the guarantor exclusions shall be limited to (a) immaterial domestic subsidiaries, (b) immaterial foreign subsidiaries (which, for avoidance of doubt, will not include any Luxembourg subsidiaries), (c) bona fide joint ventures with third parties, (d) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation at the time such person becomes a subsidiary (and not entered into in contemplation of this clause (d) and for so long as such prohibition or restriction remains in effect), as applicable, from granting a guarantee or which would require governmental (including regulatory) consent, approval, license or authorization to provide such guarantee unless such consent, approval, license or authorization has been received, (e) any subsidiary acquired pursuant to an acquisition or other investment permitted by the Definitive Documentation that has assumed, permitted secured indebtedness not incurred in contemplation of such acquisition or other investment and any subsidiary thereof that guarantees such secured indebtedness, in each case to the extent and for so long as such secured and (f) circumstances where the Borrowers and the Administrative Agent reasonably agree that the cost of providing such a guarantee is excessive in relation to the value afforded thereby and (ii) the Definitive Documentation shall not permit any unrestricted subsidiaries.

"CFC" shall mean any direct or indirect Foreign Subsidiary of any Borrower that is a "controlled foreign corporation" within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (the “Code”).

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“CFC Holdco” shall mean any direct or indirect subsidiary of any Borrower, which subsidiary is treated as a disregarded entity for U.S. federal income tax purposes and substantially all of the assets of which consist of the equity interests in and/or indebtedness issued by one or more Foreign Subsidiaries that are CFCs.”

“Material Domestic Subsidiary” shall be defined to include any subsidiary organized in the U.S. with total assets or EBITDA in excess of 2.5% of the total assets or EBITDA of the Parent Borrower and its subsidiaries on a consolidated basis; provided, that at no time shall the aggregate total assets or EBITDA of all Material Domestic Subsidiaries, taken together, account for more than 5.0% of the total assets or EBITDA of the Parent Borrower and its subsidiaries on a consolidated basis.

“Material Foreign Subsidiary” shall be defined to include any Luxembourg subsidiary and any other subsidiary organized in a non-U.S. jurisdiction where the total assets or EBITDA associated with such jurisdiction (in the aggregate for all subsidiaries organized therein) exceeds 2.5% of the total assets or EBITDA of the Parent Borrower and its subsidiaries on a consolidated basis. Notwithstanding the foregoing or anything to the contrary in this term sheet, any guarantee granted by any CFC shall be terminated (and no more than 65% of the voting stock of any Material Foreign Subsidiary shall be Collateral) for so long as such guarantee and/or pledge of the additional Collateral shall cause (or is reasonably expected to cause) any U.S. shareholder of such CFC to include in income for any year any Section 956 Income that is in excess of the Income Threshold (as defined below).

Notwithstanding the foregoing or anything to the contrary in this term sheet, any guarantee granted by any CFC Holdco shall be terminated (and no more than 65% of the voting stock of any CFC Holdco shall be Collateral) for so long as such guarantee and/or pledge of the additional Collateral shall cause (or is reasonably expected to cause) any U.S. shareholder of such CFC Holdco to include in income for any year an amount (after accounting for any reduction under the rules of Treas. Reg. § 1.956-1 and Section 245A of the Code) under Section 956 of the Code (“Section 956 Income”) that is in excess of the Income Threshold. The “Income Threshold” shall mean, with respect to any CFC Holdco or CFC, as applicable, an amount to be mutually agreed.

“subsidiary(ies)” has the meaning assigned to such term in the Pre-Petition Credit Agreement.

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Security:

Subject to the intercreditor agreement described below under “Intercreditor Agreement” and other customary limitations and exclusions to be mutually agreed, the Borrowers Obligations and the Guarantees (collectively the “Secured Obligations”) will be secured on a first priority basis by substantially all assets of the Loan Parties (collectively, the “Collateral”); provided that, notwithstanding anything to the contrary set forth herein (i) all cash and cash equivalents held in accounts (other than customary excluded accounts) in the name of any Loan Party shall be subject to account control agreements in favor of the Collateral Agent (or for so long as the Exit ABL Facility and ABL Intercreditor are in effect, in favor of the ABL Agent), (ii) all equity in the Borrowers, all domestic (including immaterial) subsidiaries, all Luxembourg subsidiaries, all foreign subsidiaries and all Material Foreign Subsidiaries shall at all times be included in the Collateral and (iii) all material intellectual property and material real property shall at all times be included in the Collateral. The pledge of, security interest in, and mortgages on, the Collateral granted by each Loan Party shall secure its own respective Secured Obligations.

All of the foregoing described in this section and the “Guarantees” section above, the “Collateral and Guarantee Requirement”.

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Conditions to Borrowings:

The availability of the Term Loans under the Exit Credit Agreement will be subject solely to satisfaction (or waiver) of the following conditions (the date on which such conditions are satisfied (or waived) being the “Effective Date”):

•      execution and delivery of the Definitive Documentation to be delivered at closing;

•      delivery of promissory notes to the Lenders, if requested at least two (2) Business Days before the Effective Date;

•      delivery of board resolutions and organizational documents of the Loan Parties;

•      delivery of incumbency/specimen signature certificate of the Loan Parties;

•      delivery of customary legal opinions by counsel to the Borrowers;

•      there shall not have occurred since the Petition Date any event or condition that has had or would be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect (for purposes of this condition, defined in a manner based on the Prepetition Term Loan Credit Agreement but including a proviso stating that in determining whether a “Material Adverse Effect” has occurred or exists under clause (a) thereof, the impacts of the chapter 11 cases and of COVID-19 on the assets, business, financial condition or results of operations on the Loan Parties or any of their respective Subsidiaries will be disregarded (provided that this exception shall not apply to the extent that it is materially disproportionately adverse to the Parent Borrower and its Restricted Subsidiaries, taken as a whole, as compared to other companies in the same industry in which the Parent Borrower and its Restricted Subsidiaries operate));

•      the Administrative Agent shall have received a certificate (in substantially the same form as the corresponding certificate delivered in connection with the Prepetition Term Loan Credit Agreement) of the chief financial officer (or financial officer in a similar role) of the Parent Borrower, stating that it and its subsidiaries, taken as a whole, as of the Effective Date, are solvent, in each case, after giving effect to the consummation of the Plan;

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•      all fees due to the Administrative Agent, Collateral Agent and Lenders including advisors to the Consenting Stakeholders, Greenhill & Co. and Milbank LLP, shall have been paid (or shall have been caused to be paid), and all expenses to be paid or reimbursed to the Administrative Agent, Collateral Agent and Lenders that have been invoiced at least three (3) Business Days prior to the Effective Date shall have been paid (or shall have been caused to be paid);

•      the Loan Parties shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the Patriot Act, at least three (3) Business Days prior to the Effective Date (or such later date agreed to by the Administrative Agent) to the extent requested ten (10) days prior to the Effective Date;

•      the Bankruptcy Court shall have entered (A) the Confirmation Order and (B) one or more orders authorizing and approving the extensions of credit in respect of the Exit Credit Agreement, each in the amounts and on the terms set forth herein, and all transactions contemplated by the Exit Credit Agreement, and, in each case, such orders shall be in full force and effect and shall not have been stayed, reversed, vacated or otherwise modified;

•      the Collateral and Guarantee Requirement (excluding certain customary post-closing items to be mutually agreed) shall have been satisfied or waived and the Intercreditor Agreement and the Agreement Among Lenders shall have been executed and delivered and be in full force and effect;

•      the effective date under the Plan shall have occurred, or contemporaneous with the conversion of the DIP Term Facility to the Term Loan Facility shall occur, and all conditions precedent thereto as set forth therein shall have been satisfied or waived (including (x) the issuance to (i) the holders of DIP Term Facility Claims of 44.9% of the New Common Stock, subject to dilution from the Management Incentive Plan and (ii) the holders of Term Loan Claims of 55.1% of New Common Stock (subject to reduction for New Common Stock distrusted in accordance with the following clause (y)) and (y) each holder of a Term Loan Claim that is a Required Consenting Stakeholder (including through any of its Related Parties) having received its pro rata share of an amount of New Common Stock equal to $7.5 million, in each case shall have occurred substantially contemporaneously with the closing of the Term Loan Facility);

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•      the Pre-Petition ABL Credit Agreement shall have been replaced with a new credit agreement providing asset-based lending facilities for working capital and other general corporate purposes of the Borrowers and its subsidiaries on terms and conditions reasonably acceptable to the Required Consenting Stakeholders (any such credit agreement, the “Exit ABL Credit Agreement”, and the facility in place as of the Effective Date under either the Pre-Petition ABL Credit Agreement or the ABL Credit Agreement, the “Exit ABL Facility”);

•      (i) with respect to Catherine’s business segment either completion of a liquidation or consummation of a sale transaction as a going concern to a third party on terms satisfactory to the Required Consenting Stakeholders, and (ii) with respect to the Justice business segment, either completion of a liquidation, consummation of a sale transaction as a going concern to a third party or consummation of a reorganization of the business segment, in each case on terms reasonably satisfactory to the Required Consenting Stakeholders, in each case on or prior to the Effective Date;

•      minimum pro forma Liquidity (as defined in the DIP Term Facility), calculated after giving effect to the restructuring transactions and effectiveness of the Plan, of at least $150 million (pro forma for the occurrence of the Effective Date and related transactions, including after taking into account all restructuring expenses (including professional fees) that are paid post emergence and the availability of the Exit ABL Facility and any incurrence of loans thereunder);

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•      with respect to store leases which are not rejected, aggregate annual cost savings for FY2020 of at least $18 million, calculated in a manner consistent with how “Occupancy Cost Savings” are calculated in the Real Estate Services Agreement dated as of May 1, 2020 by and between A&G Realty Partners, LLC and the Parent Borrower;

•      with respect to the Premium segment and Lane Bryant (in aggregate), the number of store closures that shall have occurred prior to the Effective Date shall be consistent with the closures anticipated under the Company’s business plan provided to the Ad Hoc Committee Advisors (as determined by the Ad Hoc Committee Advisors in their reasonable discretion) or as otherwise consented to by the Required Consenting Stakeholders;

•      all pre-Petition transfers of intellectual property to the LuxCo Entities shall have been unwound and all licensing arrangements with respect thereto shall have been cancelled, in each case on terms reasonably satisfactory to the Required Consenting Stakeholders and all such intellectual property shall be owned and registered in the name of Annco, Inc., unless the Required Consenting Stakeholders and the Company mutually agree that the cost, difficulty, burden or consequences of such transfer and/or cancelation exceeds the practical benefits to the Lenders afforded thereby and cannot be completed in a tax efficient manner;

•      the accuracy of representations and warranties in all material respects (without duplication of any materiality qualifier) on the Effective Date (except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct in all material respects (without duplication of any materiality qualifier) as of such earlier date; and

•      the absence of the existence of any default or event of default.

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Representations and Warranties:	Substantially similar to the Prepetition Term Loan Credit Agreement, subject to the Documentation Principles.
Affirmative Covenants:	Usual and customary, subject to the Documentation Principles; provided that (i) financial reporting shall include (a) unaudited monthly internally generated financial statements and “flash reports”, together with certain KPI reports for each banner to be agreed (with such KPI report requirement to fall away upon the Parent Borrower and its subsidiaries achieving a consolidated total leverage ratio for four (4) consecutive fiscal quarters of not more than 1.50:1.00, (b) unaudited quarterly (for all four quarters) and audited annual financial statements, (c) quarterly MD&A and (d) an annual budget, (ii) the annual lender call referenced therein shall be revised to quarterly lender calls and (iii) the Parent Borrower shall use commercially reasonable efforts to obtain credit ratings by each of Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. prior to the Effective Date, it being understood that there shall be no obligation to maintain any particular rating at any time.
Negative Covenants:	Usual and customary, subject to the Documentation Principles and subject to customary and usual exceptions, qualifications and “baskets” to be mutually agreed and set forth in the Exit Credit Agreement, which shall include a customary cumulative credit basket.

Financial Covenant:

First Out Term Loans:

•      Total leverage ratio at levels to be agreed amongst the Company and the Initial Consenting Stakeholders, which shall be tested quarterly commencing at the end of the first full fiscal quarter following the Effective Date.

•      Minimum liquidity covenant, which shall take into account unrestricted cash and ABL availability (based on borrowing base) at levels to be agreed amongst the Company and the Required Consenting Stakeholders, which shall be maintained at all times.

•      All expenses in connection with the Chapter 11 filing shall be added back to the calculation of EBITDA (to be defined in the Definitive Documentation, subject to the Documentation Principles). Component definitions for determining total leverage ratio are to be agreed amongst the Company and the Required Consenting Stakeholders.

Last Out Term Loans: total leverage ratio, subject to a cushion relative to the First Out Term Loan levels that is acceptable to the Company and the Required Consenting Stakeholders.

12

Unrestricted Subsidiaries:	None.
Events of Default:	Usual and customary for transactions of this type, subject to the Documentation Principles and to include a full cross-default to the Exit ABL Facility. Defaults in respect of a Financial Covenant shall be subject to customary equity cure rights.
Voting:	Usual and customary for transactions of this type, subject to the Documentation Principles and the Agreement Among Lenders, but with First Out Lenders and Last Out Lenders voting as a single class; provided that (i) there shall be no limitation on voting by lenders that are affiliates of the Borrowers and (ii) any majority lender vote shall require the affirmative vote of at least two un-affiliated institutions.
Required Lenders	Lenders having Term Loans outstanding that, taken together, represent more than 50% of the sum of all Term Loans outstanding at such time.
Intercreditor Agreement:	Usual and customary for transactions of this type, subject to the Documentation Principles and based on that certain ABL Intercreditor Agreement, dated as of August 21, 2015, among the ABL Agent, the Term Loan Agent, and the other parties thereto, except as otherwise agreed by the Required Consenting Term Loan Lenders.

13

Agreement Among Lenders:	To be entered into among the lenders under the First Out Term Loan Facility, the lenders under the Last Out Term Loan Facility and the Parent Borrower or, to be set forth in the Exit Credit Agreement and to provide that, with respect to any amendment, waiver, consent or other action, including the exercise of remedies or the provision of future DIP financings, the Last Out Lenders shall vote in the same manner as the First Out Lenders, other than with respect to amendments, waivers, consents or with respect to certain economic terms which are customarily all-lender votes.
Cost and Yield Protection:	Usual and customary for transactions of this type, subject to the Documentation Principles.
Defaulting Lenders:	Usual and customary for transactions of this type, subject to the Documentation Principles.
Assignments and Participations:	Usual and customary for transactions of this type, subject to the Documentation Principles and permitting loan buy-backs and Dutch auctions on customary terms; provided that there shall be no restrictions on holdings by lenders that are affiliates of the Borrowers.
Refinancing, Extension and Replacement Facilities	Usual and customary provisions providing for the ability to refinance, extend or replace loans or any class of loans under the Term Loan Facility from time to time, in whole or part, with one or more new debt facilities.
Expenses and Indemnification:	Usual and customary for transactions of this type, subject to the Documentation Principles (including, but limited to, the reasonable fees and expenses of no more than one counsel to the Required Lenders (other than the Administrative Agent), which counsel shall be Milbank LLP, and one counsel to the Administrative Agent and one local counsel for the Required Lenders in each relevant jurisdiction (other than the Administrative Agent) and one local counsel for the Administrative agent in each relevant jurisdiction.
Governing Law and Forum:	New York.

14

EXHIBIT D

Exit Facility Term Sheet

[Attached as Exhibit B to the Backstop Commitment Letter]

EXHIBIT G

Chapter 11 Plan

[Attached]

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE EASTERN DISTRICT OF VIRGINIA
RICHMOND DIVISION

)
In re:	)	Chapter 11
)
ascena retail group, inc., et al.,[1]	)	Case No. 20-33113 (KRH)
)
Debtors.	)	(Jointly Administered)
)

AMENDED JOINT CHAPTER 11 PLAN OF ASCENA RETAIL GROUP, INC. AND ITS DEBTOR AFFILIATES

Nothing contained herein shall constitute an offer, acceptance,

COMMITMENT, or legally binding obligation of the Debtors, ANY OF THE

RESTRUCTURING SUPPORT PARTIES, or any other party in interest.

YOU SHOULD NOT RELY ON THE INFORMATION CONTAINED IN, OR THE TERMS OF, THIS PLAN

FOR ANY PURPOSE PRIOR TO THE CONFIRMATION OF THIS PLAN BY THE BANKRUPTCY COURT.

This Plan is subject to approval by the BANKRUPTCY Court and other customary Conditions. This Plan is not an offer with respect to any securities.

KIRKLAND & ELLIS LLP

COOLEY LLP

Cullen D. Speckhart (VSB 79096)

Olya Antle (VSB 83153)

Admitted to practice in Virginia; Not admitted to practice in DC, supervised by members of DC bar

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

Telephone:     (202) 842-7800

Facsimile:       (202) 842-7899

KIRKLAND & ELLIS INTERNATIONAL LLP
Edward O. Sassower, P.C.
Steven N. Serajeddini, P.C. (admitted pro hac vice)
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900
-and-
John R. Luze (admitted pro hac vice)
300 North LaSalle
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Co-Counsel to the Debtors and Debtors in Possession Dated: [●], 2020

[1]	A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ claims and noticing agent at http://cases.primeclerk.com/ascena. The location of Debtor Ascena Retail Group, Inc.’s principal place of business and the Debtors’ service address in these chapter 11 cases is 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

TABLE OF CONTENTS

Article I.	DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, AND GOVERNING LAW	1

A.	Defined Terms.	1

B.	Rules of Interpretation.	13

C.	Computation of Time.	13

D.	Governing Law.	14

E.	Reference to Monetary Figures.	14

F.	Controlling Document.	14

G.	Restructuring Support Agreement Party Consent Rights and Controlling Documents.	14

Article II.	ADMINISTRATIVE CLAIMS, DIP ABL FACILITY CLAIMS, DIP TERM FACILITY CLAIMS, PROFESSIONAL COMPENSATION, AND PRIORITY CLAIMS	14

A.	Administrative Claims.	14

B.	DIP ABL Facility Claims.	15

C.	DIP Term Facility Claims.	15

D.	Professional Compensation.	16

E.	Priority Tax Claims.	17

Article III.	CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS	17

A.	Classification of Claims and Interests.	17

B.	Treatment of Claims and Interests.	18

C.	Special Provision Governing Unimpaired Claims.	20

D.	Elimination of Vacant Classes.	20

E.	Voting Classes; Presumed Acceptance by Non-Voting Classes.	21

F.	Intercompany Interests.	21

G.	Subordinated Claims and Interests.	21

H.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code	21

Article IV.	MEANS FOR IMPLEMENTATION OF THE PLAN	21

A.	Restructuring Transactions.	21

B.	Administrative Consolidation for Distribution Purposes Only.	22

C.	General Settlement of Claims / Global Settlement with the Creditors’ Committee.	22

D.	Sources of Consideration for Plan Distributions if the Debtors do not Consummate the Sale Transaction on or before the Effective Date.	23

E.	Sources of Consideration for Plan Distributions if the Debtors consummate the Sale Transaction on or before the Effective Date.	24

F.	Corporate Existence.	26

G.	Vesting of Assets in the Reorganized Debtors.	27

H.	Cancellation of Existing Securities and Instruments.	27

I.	Corporate Action.	27

J.	New Corporate Governance Documents.	27

K.	Directors and Officers of the Reorganized Debtors.	28

L.	Effectuating Documents; Further Transactions.	28

M.	Exemption from Certain Taxes and Fees.	28

N.	Preservation of Causes of Action.	29

O.	D&O Liability Insurance Policies.	29

P.	GUC Trust.	30

Q.	Management Incentive Plan.	32

R.	Employee Obligations.	32

S.	Avoidance Action Waiver.	33

Article V.	TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES	33

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases if the Debtors Do Not Consummate the Sale Transaction on or before the Effective Date.	33

i

B.	Assumption and Rejection of Executory Contracts and Unexpired Leases if the Debtors Consummate the Sale Transaction on or before the Effective Date.	34

C.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.	34

D.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.	35

E.	Indemnification Obligations.	36

F.	Insurance Policies.	36

G.	Modifications, Amendments, Supplements, Restatements, or Other Agreements.	36

H.	Reservation of Rights.	37

I.	Nonoccurrence of Effective Date.	37

J.	Contracts and Leases Entered Into After the Petition Date.	37

Article VI.	PROVISIONS GOVERNING DISTRIBUTIONS	37

A.	Timing and Calculation of Amounts to Be Distributed.	37

B.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	38

C.	Securities Registration Exemption.	39

D.	Tax Issues and Compliance with Tax Requirements.	39

E.	Allocations.	39

F.	No Interest.	39

G.	Setoffs and Recoupment.	40

H.	Claims Paid or Payable by Third Parties.	40

Article VII.	PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS	41

A.	Allowance of Claims.	41

B.	Claims Administration Responsibilities.	41

C.	Estimation of Claims.	41

D.	Adjustment to Claims Register Without Objection.	42

E.	Time to File Objections to Claims.	42

F.	Disallowance of Claims.	42

G.	Amendments to Claims.	42

H.	No Distributions Pending Allowance.	42

I.	Distributions After Allowance.	42

Article VIII.	SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS	43

A.	Compromise and Settlement of Claims, Interests, and Controversies.	43

B.	Discharge of Claims and Termination of Interests.	43

C.	Term of Injunctions or Stays.	43

D.	Release of Liens.	44

E.	Debtor Release.	44

F.	Release by holders of Claims or Interests.	44

G.	Exculpation.	45

H.	Injunction.	45

I.	Protection Against Discriminatory Treatment.	46

J.	Governmental Units.	46

K.	Recoupment.	46

L.	Subordination Rights.	46

Article IX.	CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN	46

A.	Conditions Precedent to the Effective Date.	46

B.	Waiver of Conditions.	48

C.	Substantial Consummation.	48

D.	Effect of Nonoccurrence of Conditions to the Effective Date.	48

Article X.	MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN	48

A.	Modification and Amendments.	48

ii

B.	Effect of Confirmation on Modifications.	49

C.	Revocation or Withdrawal of the Plan.	49

Article XI.	RETENTION OF JURISDICTION	49

Article XII.	MISCELLANEOUS PROVISIONS	51

A.	Immediate Binding Effect.	51

B.	Additional Documents.	51

C.	Statutory Fees and Reporting Requirements.	51

D.	Dissolution of the Creditors’ Committee.	51

E.	Reservation of Rights.	51

F.	Successors and Assigns.	52

G.	Service of Documents.	52

H.	Entire Agreement.	52

I.	Exhibits.	53

J.	Nonseverability of Plan Provisions.	53

K.	Votes Solicited in Good Faith.	53

L.	Waiver or Estoppel.	53

iii

INTRODUCTION

Ascena Retail Group, Inc. (“Ascena”) and its affiliated debtors and debtors in possession in the above-captioned chapter 11 cases (each a “Debtor” and, collectively, the “Debtors”) propose this joint plan of reorganization (the “Plan”) for the resolution of the outstanding Claims against and Interests in the Debtors pursuant to chapter 11 of the Bankruptcy Code. Capitalized terms used in the Plan and not otherwise defined shall have the meanings set forth in Article I.A of the Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The classifications of Claims and Interests set forth in Article III of the Plan shall be deemed to apply separately with respect to each Plan proposed by each Debtor, as applicable. The Plan does not contemplate substantive consolidation of any of the Debtors. Reference is made to the Disclosure Statement for a discussion of the Debtors’ history, business, properties and operations, projections, risk factors, a summary and analysis of the Plan, and certain related matters.

ALL HOLDERS OF CLAIMS AND INTERESTS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

Article I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, AND GOVERNING LAW

A.	Defined Terms.

As used in the Plan, capitalized terms have the meanings set forth below.

1.            “503(b)(9) Claims” means those Claims arising under section 503(b)(9) of the Bankruptcy Code.

2.            “ABL Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent and collateral agent under the ABL Credit Agreement.

3.            “ABL Claim” means any Claim derived from, based upon, or secured pursuant to the ABL Documents, including Claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto.

4.            “ABL Commitment Letter” means that certain Superpriority Senior Secured Debtor-In-Possession ABL Facility Commitment Letter [Docket No. 303, Ex. A], as amended, supplemented or modified in accordance with the terms thereof.

5.            “ABL Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of January 3, 2011, as amended and restated by the Second Restatement Agreement dated as of June 14, 2012, by the Third Restatement Agreement dated as of March 13, 2013, by the Fourth Restatement Agreement dated as of July 24, 2015, the Fifth Restatement Agreement dated as of February 27, 2018, and as may otherwise be amended, restated, supplemented or otherwise modified, among Ascena, the borrowing subsidiaries party thereto, the other loan parties party thereto, the lenders party thereto, the issuing banks party thereto, and the ABL Agent, as administrative agent, collateral agent, and swingline lender.

6.            “ABL Documents” means the ABL Credit Agreement and any other agreements and documents executed in connection with or related thereto.

7.            “ABL Lenders” means each of the lenders from time to time party to the ABL Credit Agreement.

8.            “Ad Hoc Group” means, collectively, that certain group of lenders under the Term Loan Facility represented by Milbank LLP, as counsel, and Greenhill & Co., LLC, as financial advisor.

9.            “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b) (including, without limitation, 503(b)(9)), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estates and operating the Debtors’ businesses; (b) Allowed Professional Fee Claims; and (c) all Claims for payment of fees, costs, and expenses incurred by, or on behalf of, the Term Loan Agent pursuant to the DIP Financing Order.

10.            “Administrative Claims Bar Date” means the deadline for Filing requests for payment of Administrative Claims, which: (a) with respect to Administrative Claims (other than Professional Fee Claims and 503(b)(9) Claims) arising after October 31, 2020, shall be 30 days after the Effective Date; (b) with respect to Professional Fee Claims, shall be 45 days after the Effective Date; (c) with respect to 503(b)(9) Claims, was September 30, 2020; and (d) with respect to Administrative Claims (other than Professional Fee Claims and 503(b)(9) Claims) arising before October 31, 2020, was such date as set forth in the Initial Administrative Claims Bar Date Order.

11.            “Initial Administrative Claims Bar Date Order” means the Order (I) Setting a Bar Date for Filing Proofs of Administrative Claims Incurred from the Petition Date to October 31, 2020, (II) Establishing Administrative Claims Procedures, (III) Approving the Form and Manner of Filing Proofs of Administrative Claims, (IV) Approving Notice of the Administrative Claims Bar Date, and (V) Granting Related Relief [Docket No. [●]].

12.            “Initial Administrative Claims Bar Date” means the deadline for Filing requests for payment of Administrative Claims (other than Professional Fee Claims) arising on or before November 30, 2020, as set forth in the Initial Administrative Claims Bar Date Order.

13.            “Affiliate” shall have the meaning set forth in section 101(2) of the Bankruptcy Code.

14.            “Allowed” means with respect to any Claim, except as otherwise provided herein: (a) a Claim that is evidenced by a Proof of Claim timely Filed by the Bar Date (or for which Claim under the Plan, the Bankruptcy Code, or a Final Order of the Court a Proof of Claim is not or shall not be required to be Filed); (b) a Claim that is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim has been timely filed; or (c) a Claim allowed pursuant to the Plan, any stipulation approved by the Court, any contract, instrument, indenture, or other agreement entered into or assumed in connection with the Plan, or a Final Order of the Court; provided that with respect to a Claim described in clauses (a) and (b) above, such Claim shall be considered Allowed only if and to the extent that with respect to such Claim no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Court, or if such an objection is so interposed, such Claim shall have been Allowed by a Final Order. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim or Interest is or has been timely Filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes. For the avoidance of doubt, a Proof of Claim Filed after the Bar Date shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-Filed Claim. “Allow” and “Allowing” shall have correlative meanings.

15.            “Ascena” means Ascena Retail Group, Inc.

16.            “Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated as of November 26, 2020, by and among Ascena Retail Group, Inc., each of its subsidiaries party thereto, and the Purchaser related to the Sale Transaction.

17.            “Avoidance Actions” means any and all avoidance, recovery, subordination, or other claims, actions, or remedies which any of the Debtors, the debtors in possession, the Estates, or other appropriate parties in interest have asserted or may assert under sections 502, 510, 542, 544, 545, or 547 through 553 of the Bankruptcy Code or under similar or related state or federal statutes and common law.

2

18.            “Avoidance Action Waiver” shall mean a waiver of any and all Avoidance Actions held by the Debtors against any vendor, service provider, landlord, and non-insider employee that does not opt out of the releases contained in the Plan.

19.            “Backstop Commitment” means the commitment, on the terms set forth in the Backstop Commitment Letter, of the Backstop Parties to backstop the DIP Term Facility.

20.            “Backstop Commitment Letter” means that certain Backstop Commitment Letter, dated as of July 23, 2020, by and among the Backstop Parties and Ascena, as may be amended, supplemented, or modified from time to time, setting forth, among other things, the terms and conditions of the DIP Term Facility and the Backstop Commitment.

21.            “Backstop Parties” means certain of the Consenting Stakeholders or their successors, assigns, or Related Funds (in each case, as allowed pursuant to the Backstop Commitment Agreement) that have committed to backstop the DIP Term Facility on the terms set forth in the Backstop Commitment Letter, solely in their capacities as such.

22.            “Backstop Percentage” means the applicable percentage set forth in Schedule 2 to the Backstop Commitment Letter.

23.            “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

24.            “Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia or such other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of the reference under 28 U.S.C. § 157, the United States District Court for the Eastern District of Virginia.

25.            “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court, as now in effect or hereafter amended.

26.            “Bar Date” means, collectively, each applicable date established by the Bankruptcy Court by which Proofs of Claim must be Filed.

27.            “Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

28.            “Cash” means the legal tender of the United States of America or the equivalent thereof, including bank deposits, checks, and cash equivalents, as applicable.

29.            “Cash Collateral” shall have the meaning set forth in the DIP Financing Order.

30.            “Cash Collateral Order” means the Interim Order Under 11 U.S.C. §§ 105, 361, 362, 363, and 507, and Bankruptcy Rules 2002, 4001, and 9014 (I) Authorizing Debtors to Use Cash Collateral, (II) Granting Adequate Protection to the Prepetition Secured Parties, and (III) Scheduling a Final Hearing Pursuant to Bankruptcy Rule 4001(b), entered on the Bankruptcy Court’s docket on July 23, 2020.

31.            “Causes of Action” means any claims, interests, damages, remedies, causes of action, demands, rights, actions, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, in contract, tort, law, equity, or otherwise. Causes of Action also include:  (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to sections 362, 510, 542, 543, 544 through 550, or 553 of the Bankruptcy Code; (d) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state or foreign law fraudulent transfer or similar claim.

3

32.            “Chapter 11 Cases” means the procedurally consolidated cases filed or to be filed (as applicable) for the Debtors in the Bankruptcy Court under chapter 11 of the Bankruptcy Code.

33.            “Claim” means a claim, as defined in section 101(5) of the Bankruptcy Code, against a Debtor.

34.            “Claims Objection Bar Date” means the deadline for objecting to a Claim, which shall be on the date that is the later of (a) 180 days after the Effective Date and (b) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for objecting to Claims.

35.            “Claims Register” means the official register of Claims maintained by the Notice and Claims Agent.

36.            “Class” means a category of Claims or Interests under section 1122(a) of the Bankruptcy Code.

37.            “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

38.            “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

39.            “Confirmation Hearing” means the hearing held by the Bankruptcy Court pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Bankruptcy Court will consider confirmation of the Plan.

40.            “Confirmation Order” means an order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

41.            “Consenting Stakeholders” shall have the meaning set forth in the Restructuring Support Agreement.

42.            “Consummation” means the occurrence of the Effective Date.

43.            “Creditors’ Committee” means the official committee of unsecured creditors appointed in the Chapter 11 Cases pursuant to section 1102(a) of the Bankruptcy Code.

44.            “Cure/Assumption Objection Deadline” means the date that is 14 days after filing of the Schedule of Assumed Executory Contracts and Unexpired Leases with the Plan Supplement and service of the Cure Notice; provided that if any Executory Contract or Unexpired Lease is added to the Schedule of Assumed Executory Contracts and Unexpired Leases after the filing of the initial Schedule of Assumed Executory Contracts and Unexpired Leases, then the Cure/Assumption Objection Deadline with respect to such Executory Contract or Unexpired Lease shall be 14 days after service of the amended Schedule of Assumed Executory Contracts and Unexpired Leases with such modification.

45.            “Cure Claim” means a monetary Claim based upon a Debtor’s defaults under any Executory Contract or Unexpired Lease at the time such contract or lease is assumed by such Debtor pursuant to section 365 of the Bankruptcy Code.

46.            “Cure Obligations” means all (a) Cure Claims and (b) other obligations required under the Bankruptcy Code to cure any non-monetary defaults under any Executory Contract or Unexpired Lease that is to be assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.

4

47.            “Cure Notice” means a notice of a proposed amount to be paid on account of a Cure Claim in connection with an Executory Contract or Unexpired Lease to be assumed under the Plan pursuant to section 365 of the Bankruptcy Code, which notice shall include: (a) procedures for objecting to proposed assumptions of Executory Contracts and Unexpired Leases; (b) Cure Claims to be paid in connection therewith; and (c) procedures for resolution by the Bankruptcy Court of any related disputes.

48.            “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) and all agreements, documents or instruments relating thereto issued or providing coverage at any time to any of the Debtors or any of their predecessors for current or former directors’, managers’, and officers’ liability.

49.            “Definitive Documents” shall have the meaning set forth in the Restructuring Support Agreement.

50.            “DIP ABL Agent” means the administrative agent under the DIP ABL Agreement, its successors, assigns, or any replacement agent appointed pursuant to the terms of the DIP ABL Agreement.

51.            “DIP ABL Agreement” means the debtor-in-possession senior secured asset-based revolving credit agreement, by and among the Debtors, the DIP ABL Agent, and the DIP ABL Lenders, as approved by the DIP Financing Order.

52.            “DIP ABL Facility” means the senior secured asset-based revolving credit facility in accordance to the terms and conditions set forth in the DIP ABL Agreement and the DIP Financing Order.

53.            “DIP ABL Facility Claim” means any Claim derived from, based upon, or secured pursuant to the DIP ABL Agreement, including claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto, in each case, with respect to the DIP ABL Facility.

54.            “DIP ABL Lender” means, as applicable, each lender under the DIP ABL Agreement.

55.            “DIP Financing Order” means the Final Order of the Bankruptcy Court setting forth the terms of and approving the DIP ABL Facility and the DIP Term Facility.

56.            “DIP Term Agent” means Alter Domus (US) LLC, in its capacity as administrative agent under the DIP Term Credit Agreement, its successors, assigns, or any replacement agent appointed pursuant to the terms of the DIP Term Agreement.

57.            “DIP Term Agreement” means that certain debtor-in-possession senior secured term credit agreement, by and among the Debtors, the DIP Term Agent, and the DIP Term Lenders, as approved by the DIP Financing Order.

58.            “DIP Term Facility” means that certain $311.8 million senior secured term credit facility issued in accordance to the terms and conditions set forth in the DIP Term Agreement and the DIP Financing Order, as applicable.

59.            “DIP Term Facility Claim” means any Claim derived from, based upon, or secured pursuant to the DIP Term Agreement, including claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto, in each case, with respect to the DIP Term Facility.

60.            “DIP Term Lender” means each lender under the DIP Term Agreement.

61.            “Disallowed” means, with respect to any Claim, a Claim or any portion thereof that: (a) has been disallowed by a Final Order; (b) is Scheduled as zero or as contingent, disputed, or unliquidated and as to which no Proof of Claim or request for payment of an Administrative Claim has been timely Filed or deemed timely Filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely Filed under applicable law or the Plan; (c) is not Scheduled and as to which no Proof of Claim or request for payment of an Administrative Claim has been timely Filed or deemed timely Filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely Filed under applicable law or the Plan; (d) has been withdrawn by agreement of the applicable Debtor and the holder thereof; or (e) has been withdrawn by the holder thereof.

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62.            “Disclosure Statement” means the disclosure statement for the Plan, including all exhibits and schedules thereto.

63.            “Disclosure Statement Order” means the order entered by the Bankruptcy Court approving the Disclosure Statement, entered on September 11, 2020 [Docket No. 592].

64.            “Disputed” means a Claim that is not yet Allowed.

65.            “Distributable Cash” means, collectively, Cash on hand of the Debtors on or after the Effective Date.

66.            “Distribution Record Date” means the date for determining which holders of Claims are eligible to receive distributions hereunder and shall be the Effective Date or such other date as designated in a Final Order of the Bankruptcy Court; provided that the Distribution Record Date shall not apply to publicly held securities.

67.            “DTC” means the Depository Trust Company.

68.            “Effective Date” means, with respect to the Plan, the date that is the first Business Day after the Confirmation Date on which: (a) no stay of the Confirmation Order is in effect; (b) all conditions precedent specified in Article IX.A have been satisfied or waived (in accordance with Article IX.B); and (c) the Plan is declared effective by the Debtors.

69.            “Employee Benefits Programs” means, collectively, all of the Debtors’ wages, compensation, and employee benefits programs according to existing terms and practices, including executive and Insider compensation and benefits programs, Insider and non-Insider severance programs, Insider and non-Insider incentive programs, and Insider and non-Insider retention programs, in each case as were in effect as of the effective date of the Restructuring Support Agreement and were disclosed to counsel for the Required Consenting Stakeholders, including any modifications agreed between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement; provided that Employee Benefits Programs shall not include (x) any compensation, post-employment, separation or retirement arrangement with any former Insider (as of the effectiveness of the Restructuring Support Agreement); (y) any non-qualified deferred compensation plan or supplemental retirement plan, solely to the extent and such plan would benefit any former Insider (as of the effectiveness of the Restructuring Support Agreement), in each case without the consent of the Required Consenting Stakeholders following the Petition Date; or (z) any workers’ compensation insurance policies and any agreements, documents or instruments related thereto.

70.            “Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

71.            “Equity Premium” means an amount of New Common Stock equal to $7.5 million, calculated assuming a total equity value of Reorganized Ascena to be agreed by the Debtors and the Required Consenting Stakeholders.

72.            “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to sections 301 and 541 upon the commencement of the applicable Debtor’s Chapter 11 Case.

73.            “Excess Cash” means all balance sheet Cash, if any, in excess of the Required Minimum Cash Amount as projected one Business Day prior to the anticipated Effective Date (estimated and calculated in a manner acceptable to the Debtors and the Required Consenting Stakeholders).

74.            “Exculpated Parties” means collectively, and in each case in its capacity as such: (a) each of the Debtors; (b) each of the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) the Creditors’ Committee and its members; (e) the Term Loan Agent; (f) each current and former Affiliate of each Entity in clause (a) through the following clause (g); and (g) each Related Party of each Entity in clause (a) through this clause (g).

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75.            “Executory Contract” means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under sections 365 or 1123 of the Bankruptcy Code.

76.            “Exit ABL Facility” means either (a) a replacement asset-based revolving loan facility pursuant to which one or more DIP ABL Lenders, each in its sole discretion, consents to convert some or all of its outstanding DIP ABL Facility Claims and commitments under the DIP ABL Facility into commitments under such Exit ABL Facility, or (b) a new asset-based revolving loan facility.

77.            “Exit Facilities” means, collectively, the Exit ABL Facility, the First Out Exit Term Loan Facility, and the Second Out Exit Term Loan Facility.

78.            “Exit Facilities Term Sheet” means the term sheet set forth as Exhibit D to the Restructuring Support Agreement.

79.            “Exit Facility Credit Agreements” means, collectively, the credit agreements governing the Exit Facilities.

80.            “Exit Facility Documents” means the Exit Facility Credit Agreements and related documents governing the Exit Facilities, which shall be, to the extent available, set forth in the Plan Supplement.

81.            “First Out Exit Term Loan Facility” shall have the meaning given to “First Out Term Loan Facility” in the Exit Facilities Term Sheet.

82.            “Federal Judgment Rate” means the federal judgment rate in effect as of the Petition Date, compounded annually.

83.            “File,” “Filed,” or “Filing” means file, filed, or filing in the Chapter 11 Cases with the Bankruptcy Court or, with respect to the filing of a Proof of Claim or proof of Interest, the Notice and Claims Agent.

84.            “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, modified, or amended, is not subject to any pending stay and as to which the time to appeal, move for reargument, reconsideration, or rehearing, or seek certiorari has expired and no appeal, motion for reargument, reconsideration, or rehearing or petition for certiorari has been timely taken or filed, or as to which any appeal that has been taken, motion for reargument, reconsideration, or rehearing that has been granted or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument, reconsideration, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under rule 60 of the Federal Rules of Civil Procedure or any comparable Bankruptcy Rule may be filed relating to such order or judgment shall not cause such order or judgment to not be a Final Order. For the avoidance of doubt, the DIP Financing Order shall constitute a Final Order hereunder.

85.            “General Unsecured Claim” means any Claim that is not Secured and is not (a) an Administrative Claim, (b) a Secured Tax Claim, (c) an Other Secured Claim, (d) a Priority Tax Claim, (e) an Other Priority Claim, (f) an ABL Claim, (g) a Term Loan Claim, (h) an Intercompany Claim; (i) a deficiency claim held by any ABL Agent, ABL Lender, Term Loan Agent, or Term Lender; or (j) a Claim for services rendered on account a Holder of an ABL or Term Loan Claim.

86.            “Global Settlement” means the agreement between the Debtors, the Creditors’ Committee, the DIP Lenders, and the Prepetition Secured Parties (as defined in the DIP Financing Order), the key terms of which are set forth herein and in the DIP Financing Order and Annex 6 thereto.

87.            “GUC Trust” means the trust established by the Plan for the benefit of Allowed General Unsecured Claims pursuant to the GUC Trust Agreement.

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88.            “GUC Trust Agreement” means the trust agreement entered into on or before the Effective Date between the Debtors and the GUC Trustee, which shall be in form and substance reasonably acceptable to the Creditors’ Committee, the Debtors, and the Consenting Stakeholders.

89.            “GUC Trust Assets” means (i) cash in the amount of $6,500,000; and (ii) 100% of the first $1 million and 50% of the next $4 million of proceeds (if any) received by Ascena resulting from Target Corp. et al. v. Visa Inc. et al., case no. 1:13-cv-03477, currently pending in the U.S. District Court for the Southern District of New York, net of any costs incurred by Ascena in connection therewith. Any such proceeds in excess of $5 million (and 50% of proceeds between $1 million and $5 million) shall be retained by the Reorganized Debtors.

90.            “GUC Trust Expenses” means the reasonable expenses (including any taxes imposed on or payable by the GUC Trust or in respect of the GUC Trust Assets and professional fees) incurred by the GUC Trust and any professionals retained by the GUC Trust and any additional amount determined necessary by the GUC Trustee to adequately reserve for the operating expenses of the GUC Trust.

91.            “GUC Trust Interest” means a non-certificated beneficial interest in the GUC Trust granted to each beneficiary of the GUC Trust, which shall entitle such holder to a Pro Rata share of the GUC Trust Net Assets, subject to the terms of the Plan and the GUC Trust Agreement.

92.            “GUC Trust Net Assets” means the GUC Trust Assets less the GUC Trust Expenses.

93.            “GUC Trustee” means, in its capacity as such, the Person selected by the Creditors’ Committee to serve as the trustee of the Trust, and any successor thereto in accordance with the GUC Trust Agreement.

94.            “Governmental Unit” shall have the meaning set forth in section 101(27) of the Bankruptcy Code.

95.            “Impaired” means, with respect to a Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

96.            “Insider” shall have the meaning set forth in section 101(31) of the Bankruptcy Code.

97.            “Insurance Policies” means all insurance policies issued or providing coverage at any time to any of the Debtors or any of their predecessors and all agreements, documents or instruments relating thereto (including, but not limited to, the D&O Liability Insurance Policies) other than any split-dollar life insurance policies that are listed in the Schedule of Rejected Executory Contracts and Unexpired Leases.

98.            “Insurer” means any company or other entity that has issued or entered into an Insurance Policy (including any third party administrator) and any respective predecessors and/or affiliates thereof.

99.            “Intercompany Claim” means any Claim held by a Debtor or a Debtor’s Affiliate against a Debtor or a Debtor’s Affiliate.

100.            “Intercompany Interest” means, other than an Interest in Ascena, an Interest in one Debtor held by another Debtor or a Debtor’s Affiliate.

101.            “Interest” means any equity security (as defined in section 101(16) of the Bankruptcy Code) in any Debtor, including any common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor and options, warrants, rights, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement), and any claim against or interest in the Debtors subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.

102.            “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as amended from time to time, as applicable to the Chapter 11 Cases.

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103.            “Lien” shall have the meaning set forth in section 101(37) of the Bankruptcy Code.

104.            “Management Incentive Plan” means a post-Effective Date management incentive plan, the material terms of which shall be consistent with Article IV.Q of the Plan.

105.            “Net Lender Distributable Cash” means Distributable Cash less amounts necessary to: (a) pay in full in Cash any unpaid Allowed DIP ABL Facility Claims and Allowed DIP Term Facility Claims; (b) fund the Professional Fee Escrow Account; (c) fund the GUC Trust Assets to the GUC Trust; (d) fund any other Cash payment necessary to satisfy any condition precedent to the Effective Date set forth in Article IX.A of this Plan; (e) fund the fees, costs, and expenses necessary to fully administer and wind down the Estates of the Reorganized Debtors, including the fees, costs, and expenses of the Plan Administrator, and (f) pay in full in cash all Administrative Claims, Secured Tax Claims, Other Secured Claims, Priority Tax Claims, Other Priority Claims, Cure Claims, Claims or other obligations related to Employee Benefits Programs Claims or other obligations related to indemnification provisions of the kind described in Article V.E of this Plan, and any other Claim or obligation to be assumed, reinstated, or otherwise required to be paid in full in Cash by the Debtors and the Reorganized Debtors pursuant to this Plan.

106.            “New Board” means the initial board of directors, members, or managers, as applicable, of Reorganized Ascena.

107.            “New Common Stock” means the common shares of Reorganized Ascena.

108.            “New Corporate Governance Documents” means the form of certificate or articles of incorporation, bylaws, limited liability company agreement, partnership agreement, or such other applicable formation documents (if any) of Reorganized Ascena, including any certificates of designation, each of which shall be included in the Plan Supplement.

109.            “Notice and Claims Agent” means Prime Clerk LLC.

110.            “Other Priority Claim” means any Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than: (a) an Administrative Claim; or (b) a Priority Tax Claim, to the extent such Claim has not already been paid during the Chapter 11 Cases.

111.            “Other Secured Claim” means any Secured Claim, other than (a) an ABL Claim, (b) a DIP ABL Facility Claim, as applicable, (c) a Term Loan Claim, or (d) a DIP Term Facility Claim.

112.            “Person” shall have the meaning set forth in section 101(41) of the Bankruptcy Code.

113.            “Petition Date” means July 23, 2020, the date on which the Debtors commenced the Chapter 11 Cases.

114.            “Plan” means this plan of reorganization, as it may be amended or supplemented from time to time, including all exhibits, schedules, supplements, appendices, annexes, and attachments thereto.

115.            “Plan Administrator” means the Claims Management Consultant (as defined in the Restructuring Support Agreement) or such other person selected by the Required Consenting Stakeholders to have all powers and authorities set forth in Article IV.E of this Plan.

116.            “Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan (as amended, supplemented, or modified from time to time in accordance with the terms thereof, the Plan, the Bankruptcy Code, the Bankruptcy Rules, and the Restructuring Support Agreement). The Debtors shall file the initial version of the Plan Supplement at least fourteen (14) days prior to the Voting Deadline; provided that the Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date in accordance with Article X of the Plan.

117.            “Priority Claims” means, collectively, Priority Tax Claims and Other Priority Claims.

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118.            “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

119.            “Professional” means an Entity retained in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 328, 363, and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to sections 327, 328, 329, 330, 331, or 363 of the Bankruptcy Code.

120.            “Professional Fee Claims” means all Claims for accrued, contingent, and/or unpaid fees and expenses (including transaction and success fees) incurred by a Professional in the Chapter 11 Cases on or after the Petition Date and through and including the Confirmation Date that the Bankruptcy Court has not denied by Final Order. To the extent that the Bankruptcy Court or any higher court of competent jurisdiction denies or reduces by a Final Order any amount of a Professional’s fees or expenses, then those reduced or denied amounts shall no longer constitute Professional Fee Claims.

121.            “Professional Fee Escrow Account” means an account funded by the Debtors with Cash on or before the Effective Date in an amount equal to the Professional Fee Escrow Amount, provided that the Cash funds in the Professional Fee Escrow Account shall be increased from Cash on hand at the Reorganized Debtors to the extent applications are filed after the Effective Date in excess of the amount of Cash funded into the escrow as of the Effective Date.

122.            “Professional Fee Escrow Amount” means the aggregate amount of Professional Fee Claims and other unpaid fees and expenses Professionals estimate they have incurred or will incur in rendering services to the Debtors prior to and as of the Confirmation Date, which estimates Professionals shall deliver to the Debtors as set forth in Article II.D of the Plan.

123.            “Proof of Claim” means a proof of Claim Filed in the Chapter 11 Cases.

124.            “Pro Rata” means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims in that Class, or the proportion that Allowed Claims in a particular Class bear to the aggregate amount of Allowed Claims in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim under the Plan.

125.            “Purchaser” means the Buyer as defined in the Asset Purchase Agreement.

126.            “Reinstated” or “Reinstatement” means, with respect to Claims and Interests, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

127.            “Rejection Procedures Order” means that certain Order (I) Authorizing and Approving Procedures to Reject or Assume Executory Contracts and Unexpired Leases, and (II) Granting Related Relief [Docket No. 458].

128.            “Related Fund” means with respect to any Person, an Affiliate or any fund, account, or investment vehicle that is controlled, managed, advised, or sub-advised by such Person, an Affiliate or the same investment manager, advisor or sub-advisor as such Person or an Affiliate of such investment manager, advisor, or sub-advisor.

129.            “Related Party” means, with respect to any person or Entity, each of, and in each case in its capacity as such, current and former directors, managers, officers, investment committee members, special or other committee members, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, managed accounts or funds, predecessors, participants, successors, assigns, subsidiaries, Affiliates, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys (including any other attorneys or professionals retained by any current or former director or manager in his or her capacity as director or manager of an Entity), accountants, investment bankers, consultants, representatives, and other professionals and advisors of such person or Entity, and any such Person’s or Entity’s respective heirs, executors, estates, and nominees.

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130.            “Released Party” means, collectively, each of the following in their capacity as such: (a) each of the Debtors; (b) the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) the ABL Agent; (e) the ABL Lenders; (f) the Term Loan Agent; (g) the Term Loan Lenders; (h) each of the lenders and administrative agents under the Exit Facilities; (i) the Backstop Parties; (j) the DIP ABL Agent; (k) the DIP ABL Lenders; (l) the DIP Term Agent; (m) the DIP Term Lenders; (n) the Plan Administrator; (o) each current and former Affiliate of each Entity in the foregoing clause (a) through the following clause (p); (p) each Related Party of each Entity in the foregoing clause (a) through this clause (p); and (q) the Creditors’ Committee; provided that any holder of a Claim or Interest that opts out of the releases shall not be a “Released Party.”

131.            “Releasing Party” means, collectively, and in each case in its capacity as such: (a) each of the Debtors; (b) the Reorganized Debtors; (c) each of the Consenting Stakeholders; (d) the ABL Agent; (e) the ABL Lenders; (f) Term Loan Agent; (g) the Term Loan Lenders; (h) each of the lenders and administrative agents under the Exit Facilities; (i) the Backstop Parties; (j) the DIP ABL Agent; (k) the DIP ABL Lenders; (l) the DIP Term Agent; (m) the DIP Term Lenders; (n) all holders of Impaired Claims who voted to accept the Plan; (o) all holders of Impaired Claims who abstained from voting on the Plan or voted to reject the Plan but did not timely opt out of or object to the applicable release; (p) all holders of Unimpaired Claims who did not timely opt out of or object to the applicable release; (q) all holders of Interests; (r) the Plan Administrator; (s) each current and former Affiliate of each Entity in foregoing clause (a) through the following clause (t); (t) each Related Party of each Entity in the foregoing clause (a) through this clause (t); and (u) the Creditors’ Committee; provided that, in each case, an Entity shall not be a Releasing Party if it: (x) elects to opt out of the releases contained in the Plan; or (y) timely objects to the releases contained in the Plan and such objection is not resolved before Confirmation; provided further that any such Entity shall not receive the Avoidance Action Waiver.

132.            “Reorganized Debtors” means Reorganized Ascena and each of the other Debtors, or any successor thereto, following the Effective Date.

133.            “Reorganized Ascena” means either (a) Ascena, or any successor thereto, following the Effective Date, or (b) a new corporation or limited liability company that may be formed or caused to be formed by the Debtors to, among other things, directly or indirectly acquire substantially all of the assets and/or stock of the Debtors and issue the New Common Stock to be distributed or sold pursuant to the Plan if the Debtors do not consummate the Sale Transaction.

134.            “Required Consenting Stakeholders” shall have the meaning set forth in the Restructuring Support Agreement.

135.            “Required Minimum Cash Amount” means an amount to be determined by the Debtors and the Required Consenting Stakeholders in good faith no later than one Business Day prior to the anticipated Effective Date.

136.            “Restructuring” means the restructuring of the Debtors on the terms of the Plan and the Restructuring Support Agreement.

137.            “Restructuring Documents” means the Plan, the Disclosure Statement, the Plan Supplement, and the various agreements and other documents formalizing or implementing the Plan and the transactions contemplated thereunder.

138.            “Restructuring Support Agreement” means that certain Restructuring Support Agreement, dated as of July 23, 2020, by and among the Debtors and the Consenting Stakeholders, including all exhibits and schedules attached thereto, as may be amended from time to time in accordance with the terms thereof.

139.            “Restructuring Transactions” means any transaction and any actions as may be necessary or appropriate to effect a corporate restructuring of the Debtors’ and the Reorganized Debtors’ respective businesses or a corporate restructuring of the overall corporate structure of the Debtors on the terms set forth in the Plan, Restructuring Support Agreement, and Restructuring Transactions Memorandum, including the issuance of all Securities, notes, instruments, certificates, and other documents required to be issued or executed pursuant to the Plan, one or more inter-company mergers, consolidations, amalgamations, arrangements, continuances, restructurings, conversions, dissolutions, transfers, liquidations, or other corporate transactions, as described in Article IV.A of the Plan.

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140.            “Restructuring Transactions Memorandum” means a document to be included in the Plan Supplement that will set forth the material components of the Restructuring Transactions, including any corporate restructuring or reorganization to be consummated in connection therewith.

141.            “Sale Transaction” means, collectively, those certain transactions between the Debtors and the Purchaser, as set forth in the Asset Purchase Agreement.

142.            “Schedule of Assumed Executory Contracts and Unexpired Leases” means the schedule (including any amendments or modifications thereto), if any, of the Executory Contracts and Unexpired Leases to be assumed or assumed and assigned by the Reorganized Debtors pursuant to the Plan, as set forth in the Plan Supplement, as amended by the Debtors from time to time in accordance with the Plan.

143.            “Schedule of Rejected Executory Contracts and Unexpired Leases” means the schedule (including any amendments or modifications thereto), if any, of the Executory Contracts and Unexpired Leases to be rejected by the Debtors pursuant to the Plan, as set forth in the Plan Supplement, as amended by the Debtors from time to time in accordance with the Plan.

144.            “Schedule of Retained Causes of Action” means the schedule, which will be included in the Plan Supplement, of certain Causes of Action of the Debtors that are not released, waived, or transferred pursuant to the Plan, as the same may be amended, modified, or supplemented from time to time.

145.            “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases, and statements of financial affairs Filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as the same may have been amended, modified, or supplemented from time to time.

146.            “Second Out Exit Term Loan Facility” shall have the meaning given to “Last Out Term Loan Facility” in the Exit Facilities Term Sheet.

147.            “Secured” means when referring to a Claim: (a) secured by a Lien on property in which any of the Debtors has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the applicable holder’s interest in the applicable Debtor’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) Allowed pursuant to the Plan, or separate order of the Bankruptcy Court, as a secured claim.

148.            “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder, as amended from time to time.

149.            “Security” means a security as defined in section 2(a)(1) of the Securities Act.

150.            “Term Loan Agent” means Goldman Sachs Bank USA, in its capacities as administrative agent and collateral agent under the Term Loan Credit Agreement, and any successor thereto.

151.            “Term Loan Claim” means all Claims of the respective Term Loan Lenders derived from, based upon, or secured pursuant to the Term Loan Documents, including Claims for all principal amounts outstanding, interest, fees, expenses, costs, and other charges arising thereunder or related thereto. For the avoidance of doubt, Claims of the Term Loan Agent for payment of professional fees, costs, and expenses arising under the DIP Financing Order shall constitute an Administrative Claim rather than Term Loan Claim.

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152.            “Term Loan Credit Agreement” means Term Credit Agreement, dated as of August 21, 2015, and as may otherwise be amended, restated, supplemented or otherwise modified, among Ascena, AnnTaylor Retail, Inc., the lenders party thereto, and the Term Loan Agent, as administrative agent.

153.            “Term Loan Documents” means the Term Loan Credit Agreement and any other agreements and documents executed in connection with or related thereto

154.            “Term Loan Lenders” means each of the lenders from time to time party to the Term Loan Credit Agreement.

155.            “U.S. Trustee” means the Office of the United States Trustee for the Eastern District of Virginia.

156.            “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under sections 365 or 1123 of the Bankruptcy Code.

157.            “Unimpaired” means, with respect to a Class of Claims or Interests, a Class of Claims or Interests that are unimpaired within the meaning of section 1124 of the Bankruptcy Code, including through payment in full in Cash.

158.            “Voting Deadline” means October 13, 2020 at 5:00 p.m. prevailing Easter Time.

B.	Rules of Interpretation.

For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented; (4) any reference to an Entity as a holder of a Claim or Interest includes that Entity’s successors and assigns; (5) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (6) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (7) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (8) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (9) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (10) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (11) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (12) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (13) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; and (14) except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

C.	Computation of Time.

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day. Any action to be taken on the Effective Date may be taken on or as soon as reasonably practicable after the Effective Date.

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D.	Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of Delaware, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the state of incorporation or formation of the relevant Debtor or Reorganized Debtor, as applicable.

E.	Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided herein.

F.	Controlling Document.

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the Plan Supplement shall control. In the event of any inconsistency between the Plan or Plan Supplement, on the one hand, and the Confirmation Order on the other hand, the Confirmation Order shall control.

G.	Restructuring Support Agreement Party Consent Rights and Controlling Documents.

Notwithstanding anything herein to the contrary, any and all consent rights of the parties to the Restructuring Support Agreement as set forth in the Restructuring Support Agreement with respect to the form and substance of the Plan, any Definitive Document, all exhibits to the Plan, and the Plan Supplement, including any amendments, restatements, supplements, or other modifications to such agreements and documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Section I.A of the Plan) and be fully enforceable as if stated in full herein.

Article II.
ADMINISTRATIVE CLAIMS, DIP ABL FACILITY CLAIMS, DIP TERM FACILITY CLAIMS, PROFESSIONAL COMPENSATION, AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP ABL Facility Claims, DIP Term Facility Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III hereof.

A.	Administrative Claims.

Except with respect to Administrative Claims that are Professional Fee Claims or to the extent that an Administrative Claim has not already been paid during the Chapter 11 Cases or a holder of an Allowed Administrative Claim and the applicable Debtor(s) agree to less favorable treatment, each holder of an Allowed Administrative Claim shall be paid in full in Cash the unpaid portion of its Allowed Administrative Claim on the latest of: (a)  the Effective Date if such Administrative Claim is Allowed as of the Effective Date, including those 503(b)(9) Claims that are not Disputed; (b) the date such Administrative Claim is Allowed or as soon as reasonably practicable thereafter; and (c) the date such Allowed Administrative Claim becomes due and payable, or as soon thereafter as is reasonably practicable; provided that Allowed Administrative Claims that arise in the ordinary course of the Debtors’ businesses shall be paid in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements and/or arrangements governing, instruments evidencing, or other documents relating to such transactions (and no requests for payment of such Administrative Claims must be Filed or served). Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim Allowed by Final Order.

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Except as otherwise provided in this Article II.A and except with respect to Administrative Claims that are Professional Fee Claims, requests for payment of Allowed Administrative Claims must be Filed and served on the Reorganized Debtors pursuant to the procedures specified in, as applicable, the Initial Administrative Claims Bar Date Order or the Confirmation Order and the notice of entry of the Confirmation Order no later than the Initial Administrative Claims Bar Date or Final Administrative Claims Bar Date, as applicable. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed and served on the Reorganized Debtors and the requesting party by the Claims Objection Bar Date.

B.	DIP ABL Facility Claims.

All DIP ABL Facility Claims shall be deemed Allowed as of the Effective Date in an amount equal to (a) the principal amount outstanding under the DIP ABL Agreement on such date, (b) all accrued and unpaid interest thereon to the date of payment, and (c) all accrued and unpaid fees, expenses, and noncontingent indemnification obligations payable under the DIP ABL Agreement and the DIP Financing Order.

Except to the extent that a holder of an Allowed DIP ABL Facility Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of each Allowed DIP ABL Facility Claim, on the Effective Date, each Holder of an Allowed DIP ABL Facility Claim shall be Paid in Full. As used in this paragraph, “Paid in Full” shall mean (i) if those certain conversion conditions set forth in the DIP ABL Agreement remain unsatisfied as of the Effective Date, on the Effective Date, each holder of an Allowed DIP ABL Facility Claim shall receive the indefeasible repayment in full in Cash of all obligations (including principal, interests, fees, expenses, indemnities (other than contingent indemnification obligations for which no claim has been asserted)) under the DIP ABL Agreement, the cash collateralization of all treasury and cash management obligations, hedging obligations, and bank product obligations, and the cancellation, replacement, backing, or cash collateralization of letters of credit, in each case, in accordance with the terms of the DIP ABL Agreement, or (ii) if those certain conversion conditions as set forth in the DIP ABL Agreement are fully satisfied as of the Effective Date, on the Effective Date, each holder of an Allowed DIP ABL Facility Claim shall receive, unless such holder agrees to less favorable treatment, its Pro Rata share of participation in the Exit ABL Facility. The Liens securing the DIP ABL Facility shall not be released until such time as (x) the DIP ABL Facility is Paid in Full, (y) the commitments to lend thereunder have terminated, and (z) the DIP ABL Agent has received evidence reasonably satisfactory to it that the DIP ABL Facility has been terminated and the security granted in connection therewith released.

Subject to the DIP ABL Facility Claims being Paid in Full in accordance with the terms of the Plan, or other such treatment as contemplated by Article II.B of the Plan, on the Effective Date all Liens and security interests granted to secure such obligations (other than those granted in connection with the payoff arrangements and cash collateralization of such obligations) shall be automatically terminated and of no further force or effect without any further notice to or action, order, or approval of the Bankruptcy Court.

C.	DIP Term Facility Claims.

All DIP Term Facility Claims shall be deemed Allowed as of the Effective Date in an amount equal to (a) the principal amount outstanding under the DIP Term Agreement on such date, (b) all accrued and unpaid interest thereon to the date of payment, and (c) all accrued and unpaid fees, expenses, and noncontingent indemnification obligations payable under the DIP Term Agreement and the DIP Financing Order.

On the Effective Date, each holder of an Allowed DIP Term Facility Claim shall receive, unless such holder agrees to less favorable treatment and subject to the terms and conditions of the DIP Term Facility and the Exit Facility Term Sheet, cash in an amount equal to its allowed DIP Term Facility Claim; provided that, if certain conditions as set forth in the DIP Term Agreement and Exit Facility Term Sheet are satisfied, each holder of an allowed DIP Term Facility Claim shall receive (i) loans arising under the First Out Exit Term Loan Facility in an amount equal to such holder’s allowed DIP Term Facility Claim and (ii) cash on account of accrued and unpaid interest and other charges payable through the Effective Date, in full and final satisfaction, release, and discharge of, and in exchange for, such Allowed DIP Term Facility Claim.

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D.	Professional Compensation.

1.            Professional Fee Escrow Account.

As soon as reasonably practicable after the Confirmation Date, and no later than one Business Day prior to the Effective Date, the Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals and for no other Entities until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court. No Liens, claims, or interests shall encumber the Professional Fee Escrow Account or Cash held in the Professional Fee Escrow Account in any way. Such funds shall not be considered property of the Estates, the Debtors, or the Reorganized Debtors.

The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals from the funds held in the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed by an order of the Bankruptcy Court; provided that obligations with respect to Allowed Professional Fee Claims shall not be limited nor be deemed limited to funds held in the Professional Fee Escrow Account. When all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court, any remaining funds held in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

2.            Final Fee Applications and Payment of Professional Fee Claims.

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules, and prior Bankruptcy Court orders. The amount of the Allowed Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals, including from funds held in the Professional Fee Escrow Account when such Professional Fee Claims are Allowed by entry of an order of the Bankruptcy Court.

3.            Professional Fee Escrow Amount.

The Professionals shall provide a reasonable and good-faith estimate of their fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date projected to be outstanding as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days before the anticipated Effective Date; provided that such estimate shall not be considered an admission or limitation with respect to the fees and expenses of such Professional and such Professionals are not bound to any extent by the estimates. If a Professional does not provide an estimate, the Debtors may estimate a reasonable amount of unbilled fees and expenses of such Professional, taking into account any prior payments; provided that such estimate shall not be binding or considered an admission with respect to the fees and expenses of such Professional. The total aggregate amount so estimated as of the Effective Date shall be utilized by the Debtors to determine the amount to be funded to the Professional Fee Escrow Account; provided that the Reorganized Debtors shall use Cash on hand to increase the amount of the Professional Fee Escrow Account to the extent fee applications are filed after the Effective Date in excess of the amount held in the Professional Fee Escrow Account based on such estimates.

4.            Post-Confirmation Date Fees and Expenses.

From and after the Confirmation Date, the Debtors or the Reorganized Debtors, as applicable, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Debtors or the Reorganized Debtors, as applicable. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

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The Debtors and the Reorganized Debtors, as applicable, shall pay, within ten business days after submission of a detailed invoice to the Debtors or the Reorganized Debtors, as applicable, such reasonable claims for compensation or reimbursement of expenses incurred by the retained Professionals of the Debtors or the Reorganized Debtors, as applicable. If the Debtors or the Reorganized Debtors, as applicable, dispute the reasonableness of any such invoice, the Debtors or the Reorganized Debtors, as applicable, or the affected professional may submit such dispute to the Bankruptcy Court for a determination of the reasonableness of any such invoice, and the disputed portion of such invoice shall not be paid until the dispute is resolved.

E.	Priority Tax Claims.

Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of an Allowed Priority Tax Claim and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Priority Tax Claim will receive, at the option of the applicable Debtor or Reorganized Debtor, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, either (i) Cash equal to the amount of such Allowed Priority Tax Claim on the Effective Date or (ii) otherwise treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. For the avoidance of doubt, holders of Allowed Priority Tax Claims will receive interest on such Allowed Priority Tax Claims after the Effective Date in accordance with sections 511 and 1129(a)(9)(C) of the Bankruptcy Code.

Article III.
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A.	Classification of Claims and Interests.

The Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in Article II of the Plan, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or an Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

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The classification of Claims and Interests against each Debtor (as applicable) pursuant to the Plan is as follows:

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Presumed to Accept
2	Other Priority Claims	Unimpaired	Presumed to Accept
3	ABL Claims	Unimpaired	Presumed to Accept
4	Term Loan Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Impaired	Entitled to Vote
6	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote
7	Intercompany Interests	Unimpaired	Presumed to Accept
8	Interests in Ascena	Impaired	Deemed to Reject

B.	Treatment of Claims and Interests.

Each holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such holder’s Allowed Claim or Allowed Interest, except to the extent different treatment is agreed to by the Reorganized Debtors and the holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date or as soon as reasonably practicable thereafter.

1.            Class 1 – Other Secured Claims

a.	Classification: Class 1 consists of Other Secured Claims against any Debtor.

b.	Treatment: Each holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor:

i.	payment in full in Cash;

ii.	delivery of the collateral securing any such Claim and payment of any interest required under section 506(b) of the Bankruptcy Code;

iii.	Reinstatement of such Claim; or

iv.	other treatment rendering such Claim Unimpaired.

c.	Voting: Class 1 is Unimpaired. Holders of Other Secured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, and are not entitled to vote to accept or reject the Plan.

2.            Class 2 – Other Priority Claims

a.	Classification: Class 2 consists of Other Priority Claims.

b.	Treatment: Each holder of an Other Priority Claim shall receive payment in full in Cash or other treatment rendering such Claim Unimpaired.

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c.	Voting: Class 2 is Unimpaired. Holders of Other Priority Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, and are not entitled to vote to accept or reject the Plan.

3.            Class 3 – ABL Claims

a.	Classification: Class 3 consists of all ABL Claims.

b.	Allowance: $333,000,000.

c.	Treatment: To the extent any Allowed ABL Claims remain outstanding on the Effective Date, each holder of an Allowed ABL Claim shall receive:

i.	payment in full in Cash of its Allowed ABL Claim and replacement or cash collateralization of all issued and undrawn letters of credit in the amounts specified under the ABL Credit Agreement;

ii.	the collateral securing its Allowed ABL claim;

iii.	Reinstatement of its Allowed ABL Claim under the Exit ABL Facility; or

iv.	such other treatment that renders its Allowed ABL Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

d.	Voting: Class 3 is Unimpaired. Holders of ABL Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, and are not entitled to vote to accept or reject the Plan.

4.            Class 4 – Term Loan Claims

a.	Classification: Class 4 consists of all Term Loan Claims.

b.	Allowance: $1,271,597,089.

c.	Treatment:

i.	to the extent the Debtors consummate the Sale Transaction on or prior to the Effective Date, each holder of an Allowed Term Loan Claim shall receive its Pro Rata share of the Net Lender Distributable Cash;

ii.	to the extent the Debtors do not consummate the Sale Transaction on or prior to the Effective Date, each holder of an Allowed Term Loan Claim shall receive its Pro Rata share of: (A) the loans arising under the Second Out Exit Term Loan Facility; (B) 55.1% of the New Common Stock less the percentage of New Common Stock distributed as the Equity Premium, subject to dilution on account of the Management Incentive Plan; and (C) the Excess Cash.

d.	Voting: Class 4 is Impaired. Holders of Allowed Term Loan Claims are entitled to vote to accept or reject the Plan.

5.            Class 5 – General Unsecured Claims

a.	Classification: Class 5 consists of all General Unsecured Claims.

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b.	Treatment: Each holder of an Allowed General Unsecured Claim shall receive its Pro Rata share of GUC Trust Net Assets as a beneficiary of the GUC Trust and a holder of GUC Trust Interests.

c.	Voting: Class 5 is Impaired. Holders of Allowed General Unsecured Claims are entitled to vote to accept or reject the Plan.

6.            Class 6 – Intercompany Claims

a.	Classification: Class 6 consists of all Intercompany Claims.

b.	Treatment: Subject to the Restructuring Transactions Memorandum, each Allowed Intercompany Claim shall be Reinstated, distributed, contributed, set off, settled, cancelled and released, or otherwise addressed at the option of the Reorganized Debtors; provided that no distributions shall be made on account of any Intercompany Claims.

c.	Voting: Class 6 is conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Intercompany Claims are not entitled to vote to accept or reject the Plan.

7.            Class 7 – Intercompany Interests

a.	Classification: Class 7 consists of all Intercompany Interests.

b.	Treatment: Subject to the Restructuring Transactions Memorandum, Intercompany Interests shall receive no recovery or distribution and be Reinstated solely to the extent necessary to maintain the Debtors’ corporate structure.

c.	Voting: Class 7 is Unimpaired, and holders of Intercompany Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.

8.            Class 8 – Interests in Ascena

a.	Classification: Class 8 consists of all Interests in Ascena.

b.	Treatment: Each holder of an Allowed Interest in Ascena shall have such Interest cancelled, released, and extinguished without any distribution.

c.	Voting: Class 8 is Impaired, and holders of Interests in Ascena are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Interests in Ascena are not entitled to vote to accept or reject the Plan.

C.	Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D.	Elimination of Vacant Classes.

Any Class of Claims or Interests that does not have a holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

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E.	Voting Classes; Presumed Acceptance by Non-Voting Classes.

If a Class contains Claims or Interests eligible to vote and no holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Debtors shall request the Bankruptcy Court to deem the Plan accepted by the holders of such Claims or Interests in such Class. For the avoidance of doubt, any holders of a Claim or Interest who abstain from voting shall not be presumed to accept the Plan in their individual capacity as such.

F.	Intercompany Interests.

Holders of Intercompany Interests are retaining their respective Interests not on account of their Intercompany Interests, but rather for the purposes of administrative convenience, for the ultimate benefit of the holders of New Common Stock, and in exchange for the Debtors’ and the Reorganized Debtors’ agreement, as applicable, under the Plan to make certain distributions to the holders of Allowed Claims. For the avoidance of doubt, any Interest in a non-Debtor owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor, as applicable.

G.	Subordinated Claims and Interests.

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Reorganized Debtors reserve the right to re-classify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

H.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by one or more of the Classes entitled to vote pursuant to Article III.B of the Plan. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to alter, amend, or modify the Plan, or any document in the Plan Supplement in accordance with Article X hereof to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims to render such Class of Claims Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules or to withdraw the Plan as to such Debtor.

Article IV.
MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Restructuring Transactions.

To the extent the Debtors do not consummate the Sale Transaction on or before the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors shall take all actions as may be necessary or appropriate to effectuate the Restructuring Transactions, including, without limitation: (a) the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law; (d) consummation of such other transactions that are required to effectuate the Restructuring Transactions, including the transaction set forth in the Restructuring Transactions Memorandum; (e) consummation of all transactions necessary to provide for the purchase of substantially all of the assets or Interests of any of the Debtors by one or more Entities to be wholly owned by Reorganized Ascena, which purchase may be structured as a taxable transaction for United States federal income tax purposes; (f) the issuance, distribution, reservation, or dilution, as applicable, of the New Common Stock, as set forth herein; and (g) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

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B.	Administrative Consolidation for Distribution Purposes Only.

On the Effective Date, and solely for administrative purposes to facilitate distributions from the GUC Trust: (1) all General Unsecured Claims against each of the Debtors shall be deemed merged or treated as liabilities of the GUC Trust to the extent Allowed; (2) all General Unsecured Claim guaranties by a Debtor of the obligations of any other Debtor shall be deemed eliminated and extinguished so that any General Unsecured Claim against any Debtor and any guarantee thereof executed by any Debtor and any joint or several General Unsecured Claim against any of the Debtors shall be deemed to be one obligation of the GUC Trust; (3) each and every General Unsecured Claim filed in any of the Chapter 11 Cases shall be treated as filed against the consolidated Debtors and shall be treated as one General Unsecured Claim against and obligation of the GUC Trust. For the avoidance of doubt, for purposes of determining the availability of the right of set off under section 553 of the Bankruptcy Code, the Debtors shall be treated as separate entities so that, subject to the other provisions of section 553 of the Bankruptcy Code, debts due to any of the Debtors may not be set off against the liabilities of any of the other Debtors. Such administrative consolidation is solely for the purpose of facilitating distributions to holders of General Unsecured Claims under this Plan and shall not affect the legal and corporate structures of the Reorganized Debtors. Moreover, such administrative consolidation shall not affect any subordination provisions set forth in any agreement relating to any General Unsecured Claim or the ability of the GUC Recovery Trustee to seek to have any General Unsecured Claim subordinated in accordance with any contractual rights or equitable principles.

C.	General Settlement of Claims / Global Settlement with the Creditors’ Committee.

Unless otherwise set forth in the Plan, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Interests and controversies resolved pursuant to the Plan, including with respect to issues related to the value of the Debtors’ unencumbered property. The Plan shall be deemed a motion to approve the good faith compromise and settlement of all such Claims, Interests, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlement and compromise is fair, equitable, reasonable and in the best interests of the Debtors and their Estates. Subject to Article VI hereof, all distributions made to holders of Allowed Claims and Allowed Interests (as applicable) in any Class are intended to be and shall be final.

The Plan embodies the Global Settlement, the key terms of which include the following:

•	the creation of the GUC Trust under the Plan and the GUC Trustee selected by the Creditors’ Committee funded with the GUC Trust Assets for the benefit of Allowed General Unsecured Claims;

•	the Avoidance Action Waiver;

•	the withdrawal of the Debtors’ Motion for Entry of an Order (I) Extending Time for Performance of Obligations Arising Under Unexpired Non-Residential Real Property Leases, and (II) Granting Related Relief [Docket No. 144] and payment of deferred and stub rent owing to landlords (and, for the avoidance of doubt, accruing before the effective date of the rejection of any applicable real property lease, as applicable) pursuant to the terms of the DIP Financing Order;

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•	the commitment by the Debtors to use commercially reasonable efforts to condition any critical or foreign vendor payment on the applicable vendor agreeing to (a) provide trade terms at least as favorable as the most favorable terms provided by such vendor in the six-month period ending February 29, 2020 for at least six (6) months after the Effective Date and (b) vote in favor of the Plan, if the Plan is consistent with the terms of the Global Settlement;

•	the commitment by the Debtors to use commercially reasonable efforts to spend at least 70% of the authorized critical vendor and foreign vendor payments; provided that the size and terms of the critical vendor and foreign program shall not otherwise change from what was previously authorized by the Court; and

•	the support of the Creditors’ Committee in favor of the Plan.

D.	Sources of Consideration for Plan Distributions if the Debtors do not Consummate the Sale Transaction on or before the Effective Date.

To the extent the Debtors do not consummate the Sale Transaction on or before the Effective Date, the Reorganized Debtors, as applicable, shall fund distributions under the Plan from the following sources:

1.            Cash on Hand.

The Reorganized Debtors, as applicable, shall use Cash on hand, including proceeds from the Exit Facilities (if any), to fund distributions to certain holders of Allowed Claims in accordance with Article III.B of the Plan.

2.            Issuance and Distribution of New Common Stock.

On the Effective Date, Reorganized Ascena shall issue the New Common Stock to fund distributions to certain holders of Allowed Claims in accordance with Article III of the Plan.

On the Effective Date, each Consenting Stakeholder shall receive, in its capacity as such, (a) its pro rata share (the numerator being such party’s holdings of the loans arising under the First Out Exit Term Loan Facility (including through a Related Fund) and the denominator being the aggregate outstanding amount of all loans arising under the First Out Exit Term Loan Facility) of 44.9% of the New Common Stock, which will be subject to dilution from the Management Incentive Plan, and (b) its pro rata share (based on such party’s Backstop Percentage (including through a Related Fund)) of the Equity Premium, which will be subject to dilution from the Management Incentive Plan.

The issuance of New Common Stock under the Plan, as well as any options or other equity awards, if any, reserved under the Management Incentive Plan, is duly authorized without the need for any further corporate action and without any further action by the Debtors or Reorganized Debtors or the holders of Claims.

Reorganized Ascena will have one class of common equity interests, the New Common Stock.

3.            Exit Facilities.

On the Effective Date, the Reorganized Debtors shall enter into the Exit Facilities (the terms of which shall be set forth in the Exit Facility Documents) on terms consistent with the Exit Facilities Term Sheet and ABL Commitment Letter, if applicable.

Confirmation of the Plan shall be deemed approval of the Exit Facilities and the Exit Facility Documents, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the Exit Facility Documents and such other documents as may be required to effectuate the Exit Facilities.

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On the later of (i) the Effective Date and (ii) the date on which the Exit Facility Documents have been executed and delivered, except as otherwise expressly provided in the Plan, all of the Liens and security interests to be granted in accordance with the Exit Facility Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the applicable collateral in accordance with the respective terms of the Exit Facility Documents, (c) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted to be senior to them under the respective Exit Facility Documents, and (d) shall not be subject to recharacterization or subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the Entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order (subject solely to the occurrence of the Effective Date) and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

E.	Sources of Consideration for Plan Distributions if the Debtors consummate the Sale Transaction on or before the Effective Date.

To the extent the Debtors consummate the Sale Transaction on or before the Effective Date, the Reorganized Debtors, as applicable, shall use Distributable Cash to fund distributions to certain holders of Allowed Claims in accordance with this Plan.

To the extent the Debtors consummate the Sale Transaction on or before the Effective Date, the Debtors shall continue in existence after the Effective Date as the Reorganized Debtors for purposes of (1) winding down the Estates as expeditiously as reasonably possible and liquidating any assets held by the Reorganized Debtors after the Effective Date and after consummation of the Sale Transaction, (2) performing their obligations under any transition services agreement entered into on or after the Effective Date by and between the Reorganized Debtors and the Purchaser, (3) resolving any Disputed Claims, (4) paying Allowed Claims, (5) enforcing and prosecuting claims, interests, rights, and privileges under any Causes of Action not previously settled, released, discharged, enjoined, or exculpated under the Plan in an efficacious manner and only to the extent the benefits of such enforcement or prosecution are reasonably believed to outweigh the costs associated therewith, (6) filing appropriate tax returns, and (7) administering the Plan in an efficacious manner. The Reorganized Debtors shall be deemed to be substituted as the party-in-lieu of the Debtors in all matters, including (1) motions, contested matters, and adversary proceedings pending in the Bankruptcy Court, and (2) all matters pending in any courts, tribunals, forums, or administrative proceedings outside of the Bankruptcy Court, in each case without the need or requirement for the Plan Administrator to file motions or substitutions of parties or counsel in each such matter.

On the Effective Date, all assets of the Debtors shall vest in the Reorganized Debtors for the purpose of liquidating the Estates and Consummating the Plan. Such assets shall be held free and clear of all liens, claims, and interests of holders of Claims and Interests, except as otherwise provided in the Plan. Any distributions to be made under the Plan from such assets shall be made by the Plan Administrator or its designee. The Reorganized Debtors and the Plan Administrator shall be deemed to be fully bound by the terms of the Plan and the Confirmation Order.

1.            Plan Administrator.

The Plan Administrator shall act for the Reorganized Debtors in the same fiduciary capacity as applicable to a board of managers and officers, subject to the provisions hereof (and all certificates of formation, membership agreements, and related documents are deemed amended by the Plan to permit and authorize the same). On the Effective Date, the authority, power, and incumbency of the persons acting as managers and officers of the Reorganized Debtors shall be deemed to have resigned, solely in their capacities as such, and the Plan Administrator or a representative of the Plan Administrator shall be appointed as the sole manager and sole officer of the Reorganized Debtors and shall succeed to the powers of the Reorganized Debtors’ managers and officers. From and after the Effective Date, the Plan Administrator shall be the sole representative of, and shall act for, the Reorganized Debtors. The foregoing shall not limit the authority of the Reorganized Debtors or the Plan Administrator, as applicable, to continue the employment any former manager or officer, including pursuant to any transition services agreement entered into on or after the Effective Date by and between the Reorganized Debtors and the Purchaser. The Plan Administrator shall hold [monthly] conference calls with certain Initial Consenting Stakeholders (as defined in the Restructuring Support Agreement) until all Cash of the Reorganized Debtors has been distributed in accordance with the Plan.

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The powers of the Plan Administrator shall include any and all powers and authority to implement the Plan and to make distributions thereunder and wind down the businesses and affairs of the Debtors and the Post-Effective Date Debtors, as applicable, including: (1) liquidating, receiving, holding, investing, supervising, and protecting the Cash and assets of the Reorganized Debtors; (2) taking all steps to execute all instruments and documents necessary to effectuate the distributions to be made under the Plan; (3) making distributions as contemplated under the Plan; (4) establishing and maintaining bank accounts in the name of the Reorganized Debtors; (5) subject to the terms set forth herein, employing, retaining, terminating, or replacing professionals to represent it with respect to its responsibilities or otherwise effectuating the Plan to the extent necessary; (6) paying all reasonable fees, expenses, debts, charges, and liabilities of the Reorganized Debtors; (7) administering and paying taxes of the Reorganized Debtors, including filing tax returns; (8) representing the interests of the Reorganized Debtors before any taxing authority in all matters, including any action, suit, proceeding or audit; and (9) exercising such other powers as may be vested in it pursuant to order of the Bankruptcy Court or pursuant to the Plan, or as it reasonably deems to be necessary and proper to carry out the provisions of the Plan.

The Plan Administrator may resign at any time upon 30 days’ written notice delivered to the Bankruptcy Court; provided that such resignation shall only become effective upon the appointment of a permanent or interim successor Plan Administrator. Upon its appointment, the successor Plan Administrator, without any further act, shall become fully vested with all of the rights, powers, duties, and obligations of its predecessor and all responsibilities of the predecessor Plan Administrator relating to the Reorganized Debtors shall be terminated.

a.	Appointment of the Plan Administrator.

The Plan Administrator shall be appointed by the Debtors or the Reorganized Debtors, as applicable, and will be the Claims Management Consultant or such other person selected by the Required Consenting Stakeholders. The Plan Administrator shall retain and have all the rights, powers, and duties necessary to carry out his or her responsibilities under this Plan, and as otherwise provided in the Confirmation Order. The identity of the initial Plan Administrator shall be disclosed in the Plan Supplement.

b.	Retention of Professionals.

The Plan Administrator shall have the right to retain the services of attorneys, accountants, and other professionals that, in the discretion of the Plan Administrator, are necessary to assist the Plan Administrator in the performance of his or her duties. The reasonable fees and expenses of such professionals shall be paid by the Reorganized Debtors, upon the monthly submission of statements to the Plan Administrator. The payment of the reasonable fees and expenses of the Plan Administrator’s retained professionals shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court.

c.	Compensation of the Plan Administrator.

The Plan Administrator’s compensation, on a post-Effective Date basis, shall be as described in the Plan Supplement.

2.            Wind Down.

On and after the Effective Date, the Plan Administrator will be authorized to implement the Plan and any applicable orders of the Bankruptcy Court, and the Plan Administrator shall have the power and authority to take any action necessary to wind down and dissolve the Debtors’ Estates.

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As soon as practicable after the Effective Date, the Plan Administrator shall take such actions as the Plan Administrator may determine to be necessary or desirable to carry out the purposes of the Plan. Except to the extent necessary to complete the liquidation and wind-down of any remaining assets or operations, from and after the Effective Date the Debtors (1) for all purposes shall be deemed to have withdrawn their business operations from any state in which the Debtors were previously conducting, or are registered or licensed to conduct, their business operations, and shall not be required to file any document, pay any sum, or take any other action in order to effectuate such withdrawal, (2) shall be deemed to have cancelled pursuant to this Plan all Interests, and (3) shall not be liable in any manner to any taxing authority for franchise, business, license, or similar taxes accruing on or after the Effective Date.

The filing of the final monthly report (for the month in which the Effective Date occurs) and all subsequent quarterly reports shall be the responsibility of the Plan Administrator.

3.            Plan Administrator Exculpation, Indemnification, Insurance, and Liability Limitation.

The Plan Administrator and all professionals retained by the Plan Administrator, each in their capacities as such, shall be deemed exculpated and indemnified, except for fraud, willful misconduct, or gross negligence, in all respects by the Reorganized Debtors. The Plan Administrator may obtain, at the expense of the Reorganized Debtors, commercially reasonable liability or other appropriate insurance with respect to the indemnification obligations of the Reorganized Debtors. The Plan Administrator may rely upon written information previously generated by the Debtors.

4.            Tax Returns

After the Effective Date, the Plan Administrator shall complete and file all final or otherwise required federal, state, and local tax returns for each of the Debtors, and, pursuant to section 505(b) of the Bankruptcy Code, may request an expedited determination of any unpaid tax liability of such Debtor or its Estate for any tax incurred during the administration of such Debtor’s Chapter 11 Case, as determined under applicable tax laws.

5.            Dissolution of the Reorganized Debtors.

Upon a certification to be Filed with the Bankruptcy Court by the Plan Administrator of all distributions having been made and completion of all its duties under the Plan and entry of a final decree closing the last of the Chapter 11 Cases, the Reorganized Debtors shall be deemed to be dissolved without any further action by the Reorganized Debtors, including the filing of any documents with the secretary of state for the state in which the Reorganized Debtors are formed or any other jurisdiction. The Plan Administrator, however, shall have authority to take all necessary actions to dissolve the Reorganized Debtors in and withdraw the Reorganized Debtors from applicable states.

F.	Corporate Existence.

Except as otherwise provided in the Plan, the Restructuring Transactions Memorandum, or the Plan Supplement, each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended under the Plan, the New Corporate Governance Documents, or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

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G.	Vesting of Assets in the Reorganized Debtors.

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, all property of each Estate, all Causes of Action, and any property acquired by any of the Debtors, including interests held by the Debtors in their respective non-Debtor subsidiaries, shall vest in each applicable Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan or the Restructuring Transactions Memorandum, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property, and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

H.	Cancellation of Existing Securities and Instruments.

Except as otherwise provided in the Restructuring Support Agreement, the Plan, or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, all notes, instruments, certificates, Securities, and other documents evidencing Claims or Interests, including the ABL Credit Agreement and the Term Loan Credit Agreement, shall be terminated and canceled as to the Debtors and the obligations of the Debtors thereunder or in any way related thereto shall be deemed satisfied in full and discharged; provided that all provisions of the Term Loan Documents that by their express terms survive termination thereof shall remain in full force and effect and enforceable by their terms, in each case against all parties other than the Debtors.

I.	Corporate Action.

Upon the Effective Date, or as soon thereafter as is reasonably practicable, all applicable actions contemplated by the Plan shall be deemed authorized and approved by the Bankruptcy Court in all respects, including, as applicable: (1) the implementation of the Restructuring Transactions, including the transactions contemplated by the Restructuring Transactions Memorandum; (2) the selection of the directors and officers for the Reorganized Debtors; (3) the entry into the Exit Facilities and the incurrence of credit thereunder; (4) the adoption of the Management Incentive Plan by the New Board; (5) the issuance and distribution of the New Common Stock; and (6) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date). Upon the Effective Date, all matters provided for in the Plan involving the corporate structure of the Reorganized Debtors, and any corporate action required by the Debtors or the other Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtors or the Reorganized Debtors.

On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, Securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including the Exit Facilities, the New Common Stock, and any and all other agreements, documents, Securities, and instruments relating to the foregoing, to the extent not previously authorized by the Bankruptcy Court. The authorizations and approvals contemplated by this Article IV.I shall be effective notwithstanding any requirements under non-bankruptcy law.

J.	New Corporate Governance Documents.

The New Corporate Governance Documents shall, among other things: (1) contain terms consistent with the documentation set forth in the Plan Supplement; (2) authorize the issuance, distribution, and reservation of the New Common Stock to the Entities entitled to receive such issuances, distributions and reservations under the Plan; and (3) pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, and limited as necessary to facilitate compliance with non-bankruptcy federal laws, prohibit the issuance of non-voting equity Securities.

On or immediately before the Effective Date, Ascena or Reorganized Ascena, as applicable, will file Reorganized Ascena’s New Corporate Governance Documents with the applicable Secretary of State and/or other applicable authorities in its state of incorporation or formation in accordance with the applicable laws of its state of incorporation or formation, to the extent required for such New Corporate Governance Documents to become effective. After the Effective Date, Reorganized Ascena may amend and restate its formation, organizational, and constituent documents as permitted by the laws of its jurisdiction of formation and the terms of such documents.

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K.	Directors and Officers of the Reorganized Debtors.

To the extent the Debtors do not consummate the Sale Transaction on or before the Effective Date, as of the Effective Date, the terms of the current members of the board of directors of Ascena shall expire and the new directors and officers of Reorganized Ascena shall be appointed. The New Board will consist of seven (7) directors, including, subject to the terms of the New Corporate Governance Documents:

a.	Carrie W. Teffner;

b.	the Chief Executive Officer of Reorganized Ascena;

c.	one (1) director determined by Bain Capital Credit, LP;

d.	one (1) director determined by Monarch Alternative Capital LP;

e.	one (1) director determined collectively by Bain Capital Credit, LP, Eaton Vance Management, Lion Point Capital, LP, and Monarch Alternative Capital LP; and

f.	two (2) directors determined by the Backstop Parties.

The identities of directors on the New Board shall be set forth in the Plan Supplement to the extent known at the time of filing. To the extent any director or officer of Reorganized Ascena is an Insider, the nature of any compensation to be paid to such director or officer also will be disclosed.

L.	Effectuating Documents; Further Transactions.

On and after the Effective Date, the Reorganized Debtors, the Plan Administrator, their officers, and the members of the New Boards, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary, appropriate, or desirable to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan, including, as applicable, the New Common Stock and the Exit Facilities, in the name of and on behalf of Reorganized Ascena or the other Reorganized Debtors, as applicable, without the need for any approvals, authorization, or consents.

M.	Exemption from Certain Taxes and Fees.

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, Equity Security, or other interest in the Debtors or the Reorganized Debtors, including the New Common Stock; (b) the Restructuring Transactions; (c) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (d) the making, assignment, or recording of any lease or sublease; or (e) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

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N.	Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article VIII hereof, each Reorganized Debtor, as applicable, shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action (including all Avoidance Actions) of the Debtors, whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than with respect to the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan and the Avoidance Action Waiver, which shall be deemed released and waived by the Debtors and the Reorganized Debtors as of the Effective Date.

The Reorganized Debtors may pursue such retained Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity (other than the Released Parties) may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action of the Debtors against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless otherwise agreed upon in writing by the parties to the applicable Cause of Action, all objections to the Schedule of Retained Causes of Action must be Filed with the Bankruptcy Court on or before thirty (30) days after the Effective Date. Any such objection that is not timely filed shall be disallowed and forever barred, estopped, and enjoined from assertion against any Reorganized Debtor without the need for any objection or responsive pleading by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. The Reorganized Debtors may settle any such objection without any further notice to or action, order, or approval of the Bankruptcy Court. If there is any dispute regarding the inclusion of any Cause of Action on the Schedule of Retained Causes of Action that remains unresolved by the Debtors or the Reorganized Debtors, as applicable, and the objection party for thirty (30) days, such objection shall be resolved by the Bankruptcy Court. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain such Causes of Action of the Debtors notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors, except as otherwise expressly provided in the Plan. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.

O.	D&O Liability Insurance Policies.

On the Effective Date, pursuant to sections 105 and 365(a) of the Bankruptcy Code, the Reorganized Debtors shall be deemed to have assumed all of the D&O Liability Insurance Policies. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all of the D&O Liability Insurance Policies.

After the Effective Date, none of the Debtors or the Reorganized Debtors shall terminate or otherwise reduce the coverage under any D&O Liability Insurance Policies with respect to conduct occurring as of the Effective Date, and all officers, directors, managers, and employees of the Debtors who served in such capacity at any time before the Effective Date shall be entitled to the full benefits of any such policies regardless of whether such officers, directors, managers, or employees remain in such positions after the Effective Date, all in accordance with and subject in all respects to the terms and conditions of the D&O Liability Insurance Policies.

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On and after the Effective Date, each of the Reorganized Debtors shall be authorized to purchase a directors’ and officers’ liability insurance policy for the benefit of their respective directors, members, trustees, officers, and managers in the ordinary course of business.

P.	GUC Trust.

On or prior to the Effective Date, the Debtors shall transfer the GUC Trust Assets to the GUC Trust and the Debtors and the GUC Trustee shall execute the GUC Trust Agreement and shall take all steps necessary to establish the GUC Trust in accordance with the Plan and the beneficial interests therein. In the event of any conflict between the terms of the Plan and the terms of the GUC Trust Agreement, the terms of the Plan shall govern. Additionally, on the Effective Date, the Debtors shall transfer and shall be deemed to transfer to the GUC Trust all of their rights, title, and interest in and to all of the GUC Trust Assets and, in accordance with section 1141 of the Bankruptcy Code, the GUC Trust Assets shall automatically vest in the GUC Trust free and clear of all Claims and Liens, and such transfer shall be exempt from any stamp, real estate transfer, mortgage reporting, sales, use, or other similar tax. The GUC Trustee shall be the exclusive administrator of the assets of the GUC Trust for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(3), as well as the representatives of the Estate of each of the Debtors appointed pursuant to section 1123(b)(3)(B) of the Bankruptcy Code, solely for purposes of carrying out the GUC Trustee’s duties under the GUC Trust Agreement. The GUC Trust shall be governed by the GUC Trust Agreement and administered by the GUC Trustee. The powers, rights, and responsibilities of the GUC Trustee shall be specified in the GUC Trust Agreement and shall include the authority and responsibility to, among other things, take the actions set forth in this section. The GUC Trustee shall hold and distribute the GUC Trust Assets in accordance with the provisions of the Plan and the GUC Trust Agreement. Other rights and duties of the GUC Trustee shall be as set forth in the GUC Trust Agreement. After the Effective Date, the Debtors and the Reorganized Debtors shall have no interest in the GUC Trust Assets except as set forth in the Plan, the Confirmation Order, or the GUC Trust Agreement. For the avoidance of doubt, the claims and Causes of Action held by the Debtors or Reorganized Debtors in connection with the suit Target Corp. et al. v. Visa Inc. et al., case no. 1:13-cv-03477, currently pending in the U.S. District Court for the Southern District of New York, shall vest in and be controlled by the Reorganized Debtors notwithstanding the provisions of this Plan providing that future cash proceeds of such suit will be transferred to the GUC Trust (at which time (and not before) such proceeds shall vest in the GUC Trust); provided that the Reorganized Debtors shall provide reasonable information regarding the progress and status such suit to the GUC Trustee on a confidential basis upon reasonable request of the GUC Trustee.

GUC Trustee and GUC Trust Agreement. The GUC Trust Agreement will be filed with the Plan Supplement and generally will provide for, among other things: (i) the transfer of the GUC Trust Assets to the GUC Trust; (ii) the payment of certain reasonable expenses of the GUC Trust from the GUC Trust Assets; and (iii) distributions to holders of Allowed General Unsecured Claims, as provided herein and in the GUC Trust Agreement. For the avoidance of doubt, the GUC Trust Agreement also will identify: (a) the identity of the GUC Trustee; (b) who will select the GUC Trustee; (c) the terms of the GUC Trustee’s engagement; (d) the identity of any parties who will supervise the fees of the GUC Trustee; and (e) whether the GUC Trustee shall be bonded. The GUC Trust Agreement may include reasonable and customary provisions that allow for indemnification by the GUC Trust. Any such indemnification shall be the sole responsibility of the GUC Trust and payable solely from the GUC Trust Assets. The GUC Trustee shall be responsible for all decisions and duties with respect to the GUC Trust and the GUC Trust Assets, except as otherwise provided in the Plan, the Confirmation Order, or the GUC Trust Agreement.

Cooperation of the Reorganized Debtors. Except as otherwise provided in the Plan, the Confirmation Order, or the GUC Trust Agreement, the Debtors or the Reorganized Debtors, as applicable, upon reasonable notice, shall reasonably cooperate with the GUC Trustee in the administration of the GUC Trust, including by providing reasonable access to pertinent documents, including books and records, to the extent the Reorganized Debtors have such information and/or documents, to the GUC Trustee sufficient to enable the GUC Trustee to perform its duties hereunder. The Reorganized Debtors shall reasonably cooperate with the GUC Trustee in the administration of the GUC Trust, including by providing reasonable access to documents and current officers and directors with respect to contesting, settling, compromising, reconciling, and objecting to General Unsecured Claims; provided that, in each case, the GUC Trust agrees upon request to reimburse reasonable out-of-pocket expenses for preservation of documents, copying, or similar expenses. The collection, review, and preservation of documents for any investigation or litigation by the GUC Trustee shall be at the expense of the GUC Trust.

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Preservation of Privilege. The Reorganized Debtors shall enter into a common interest agreement whereby the Reorganized Debtors will be able to share documents, information, or communications (whether written or oral) relating to the GUC Trust Assets. The GUC Trust shall seek to preserve and protect all applicable privileges attaching to any such documents, information, or communications. The GUC Trustee’s receipt of such documents, information or communications shall not constitute a waiver of any privilege. All privileges shall remain in the control of the Debtors or the Reorganized Debtors and the Debtors or the Reorganized Debtors, as applicable, retain the right to waive their own privileges.

GUC Trust Fees and Expenses. From and after the Effective Date, the GUC Trustee, on behalf of the GUC Trust, shall, in the ordinary course of business and without the necessity of any approval by the Bankruptcy Court, pay the GUC Trust Fees and Expenses from the GUC Trust Assets. The GUC Trustee is authorized to allocate such expenses (including, without limitation, any taxes imposed on or payable by the GUC Trust or in respect of the GUC Trust Assets and professional fees) to, and pay them from, the GUC Trust Assets, as the GUC Trustee may determine in good faith is fair (such as based upon the GUC Trustee’s good faith determination of the nature or purpose of the fee or expense, the relative amount of General Unsecured Claims, the relative estimated value of the GUC Trust Assets or such other matters as the GUC Trustee deems relevant); provided that the GUC Trustee (i) shall reasonably attribute the expenses (including, without limitation, any taxes imposed on or payable by the GUC Trust or in respect of the GUC Trust Assets and professional fees) of the liquidation, defense, or resolution of General Unsecured Claims to the GUC Trust Assets and pay them therefrom, and (ii) shall reasonably attribute the expenses (including, without limitation, any taxes imposed on or payable by the GUC Trust or in respect of the GUC Trust Assets and professional fees) of calculating, disseminating, and administering distributions (e.g., accounting and mailing costs) on General Unsecured Claims to the GUC Trust Assets and pay them therefrom. The Reorganized Debtors shall not be responsible for any costs, fees, or expenses of the GUC Trust.

Tax Treatment. In furtherance of this Section of the Plan, (i) it is intended that the GUC Trust be classified for federal income tax purposes as a “liquidating trust” within the meaning of Treasury Regulation section 301.7701-4(d) and in compliance with Revenue Procedure 94-45, 1994-2 C.B. 684, and, thus, as a “grantor trust” within the meaning of sections 671 through 679 of the Tax Code to the holders of General Unsecured Claims, consistent with the terms of the Plan, and accordingly, all assets held by the GUC Trust are intended to be deemed for federal income tax purposes to have been distributed by the Debtors or the Reorganized Debtors, as applicable, to the holders of Allowed General Unsecured Claims, and then contributed by the holders of Allowed General Unsecured Claims to the GUC Trust in exchange for their interest in the GUC Trust; (ii) the primary purpose of the GUC Trust shall be the liquidation and distribution of the GUC Trust Assets in accordance with Treasury Regulation section 301.7701-4(d), including the resolution of General Unsecured Claims in accordance with this Plan, with no objective to continue or engage in the conduct of a trade or business; (iii) all parties (including, without limitation, the Debtors, the Estates, holders of Allowed General Unsecured Claims receiving interests in the GUC Trust, and the GUC Trustee) shall report consistently with such treatment described in provisos (i) and (ii) of this paragraph; (iv) all parties (including, without limitation, the Debtors, the Estates, holders of Allowed General Unsecured Claims receiving interests in the GUC Trust, and the GUC Trustee) shall report consistently with the valuation of the GUC Trust Assets transferred to the GUC Trust as determined by the GUC Trustee (or its designee); (v) the GUC Trustee shall be responsible for filing all applicable tax returns for the GUC Trust as a grantor trust pursuant to Treasury Regulation section 1.671-4(a); and (vi) the GUC Trustee shall annually send to each holder of an interest in the GUC Trust a separate statement regarding the receipts and expenditures of the trust as relevant for U.S. federal income tax purposes.

Subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary (including the receipt by the GUC Trustee of a private letter ruling if the GUC Trustee so requests one, or the receipt of an adverse determination by the Internal Revenue Service upon audit if not contested by the GUC Trustee), the GUC Trustee may timely elect to (i) treat any portion of the GUC Trust allocable to Disputed Claims as a “disputed ownership fund” governed by Treasury Regulation section 1.468B-9 (and make any appropriate elections) and (ii) to the extent permitted by applicable law, report consistently with the foregoing for state and local income tax purposes.  If a “disputed ownership fund” election is made, all parties (including, without limitation, the Debtors, the Estates, holders of Allowed General Unsecured Claims receiving interests in the GUC Trust, and the GUC Trustee) shall report for United States federal, state, and local income tax purposes consistently with the foregoing. Any taxes (including with respect to earned interest, if any) imposed on the GUC Trust as a result of this treatment shall be paid out of the assets of the GUC Trust (and reductions shall be made to amounts disbursed from the account to account for the need to pay such taxes). The GUC Trustee may request an expedited determination of taxes of the GUC Trust, including any reserve for Disputed Claims, under section 505(b) of the Bankruptcy Code for all tax returns filed for, or on behalf of, the GUC Trust for all taxable periods through the dissolution of the GUC Trust.

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The GUC Trust shall continue to have all of the rights and powers granted to the Reorganized Debtors as set forth in this Plan and applicable non-bankruptcy law, and the GUC Trustee shall also have the rights, powers, and obligations set forth in the GUC Trust Agreement.

Non-Transferability of GUC Trust Interests. Any and all GUC Trust Interests shall be non-transferable other than if transferred by will, intestate succession, or otherwise by operation of law. In addition, any and all GUC Trust Interests will not constitute “securities” and will not be registered pursuant to the Securities Act or any applicable state or local securities law. However, if it should be determined that any such interests constitute “securities,” the exemption provisions of Section 1145 of the Bankruptcy Code will be satisfied and the offer, issuance and distribution under the Plan of the GUC Trust Interests will be exempt from registration under the Securities Act and all applicable state and local securities laws and regulations.

Dissolution of the GUC Trust. The GUC Trustee and the GUC Trust shall be discharged or dissolved, as the case may be, at such time as all distributions required to be made by the GUC Trustee under the Plan have been made. Upon dissolution of the GUC Trust, any remaining GUC Trust Assets shall be distributed to holders of Allowed General Unsecured Claims in accordance with the Plan and the GUC Trust Agreement, as appropriate.

Single Satisfaction of Allowed General Unsecured Claims. Notwithstanding anything to the contrary herein, in no event shall holders of Allowed General Unsecured Claims recover more than the full amount of their Allowed General Unsecured Claims from the GUC Trust.

Q.	Management Incentive Plan.

To the extent the Debtors do not consummate the Sale Transaction on or before the Effective Date, on the Effective Date, the Reorganized Debtors will reserve New Common Stock representing (on a fully diluted and fully distributed basis) up to 10% of the New Common Stock exclusively for awards and distribution under the Management Incentive Plan, which will contain terms and conditions (including, without limitation, with respect to participants, form, allocation, structure, duration and timing and extent of issuance and vesting) as determined at the discretion of the New Board after the Effective Date.

R.	Employee Obligations.

On and after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall adopt, assume, continue, and/or honor in the ordinary course of business all obligations related to all Employee Benefits Programs (as agreed to be modified between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement, as applicable) and assume all employment agreements or letters, indemnification agreements, or other agreements entered into with current and former employees (as agreed to be modified between the Debtors and the Required Consenting Stakeholders prior to the effectiveness of the Restructuring Support Agreement, as applicable) unless such employees agree to enter into new agreements on terms and conditions acceptable to the Reorganized Debtors, the Required Consenting Stakeholders and such employee. Notwithstanding the foregoing, no (x) compensation, post-employment, separation or retirement arrangement with any former Insider (as of the effective date of the Restructuring Support Agreement) or (y) non-qualified deferred compensation plan or supplemental retirement plan, solely to the extent any such plan would benefit any former Insider (as of the Effective Date), will be assumed on the Effective Date, in each case without the prior consent of the Required Consenting Stakeholders. Except as provided in the preceding sentence, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. Further, (A) (i) if the Debtors do not consummate the Sale Transaction on or before the Effective Date, the consummation of the Restructuring Transactions and occurrence of the Effective Date will not constitute a “change of control” for purposes of any Employee Benefits Programs or any employment agreements, letters, or other agreements entered into with current and former employees that are assumed pursuant hereto and (ii) if the Debtors consummate the Sale Transaction on or before the Effective Date, consummation of the Sale Transaction will constitute a “change of control” for purposes of the Employee Benefits Programs and any employment agreements, letters, or other agreements entered into with current and former employees that are assumed pursuant hereto, including all executive and non-executive severance programs, employment, participation clarification, and incentive bonus agreements, and executive and non-executive retirement plans and, to the extent necessary, all such Employee Benefits Programs and any employment agreements, letters, or other agreements entered into with current and former employees that are assumed pursuant hereto shall be deemed amended on the Effective Date to provide as such, and (B) entitlements to or treatment with respect to any equity awards on or following the Effective Date will solely be governed by the Management Incentive Plan, as applicable, and any such terms relating to allocation or acceleration of equity awards set forth in any arrangements assumed hereunder will be void.

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S.	Avoidance Action Waiver.

On the Effective Date, the Debtors shall provide the Avoidance Action Waiver to any vendor, service provider, landlord, and non-insider employee that does not opt out of the releases set forth in Article VIII of the Plan.

Article V.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases if the Debtors Do Not Consummate the Sale Transaction on or before the Effective Date.

On the Effective Date, except as otherwise provided in the Plan or otherwise agreed to by the Debtors and the counterparty to an Executory Contract or Unexpired Lease, all Executory Contracts or Unexpired Leases not previously assumed, assumed and assigned, or rejected in the Chapter 11 Cases, shall be deemed assumed by the Reorganized Debtors, in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, regardless of whether such Executory Contract or Unexpired Lease is set forth on the Schedule of Assumed Executory Contracts and Unexpired Leases, other than: (1) those that are identified on the Schedule of Rejected Executory Contracts and Unexpired Leases; (2) those that have been previously rejected by a Final Order; (3) those that are the subject of a motion to reject Executory Contracts or Unexpired Leases that is pending on the Effective Date; or (4) those that are subject to a motion to reject an Executory Contract or Unexpired Lease pursuant to which the requested effective date of such rejection is after the Effective Date.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions, assumptions and assignments, or rejections of the Executory Contracts or Unexpired Leases as set forth in the Plan or the Schedule of Rejected Executory Contracts and Unexpired Leases, pursuant to sections 365(a) and 1123 of the Bankruptcy Code, except as otherwise provided in the Plan or the Confirmation Order. Unless otherwise indicated or agreed by the Debtors and the applicable contract counterparties, assumptions, assumptions and assignments, or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall re-vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as such terms may have been modified by any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law or as otherwise agreed by the Debtors and the applicable counterparty to the Executory Contract or Unexpired Lease.

In the event of an unresolved dispute regarding (1) the amount of any Cure Claim, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or assumed and assigned, or (3) any other matter pertaining to assumption, assignment, or payments of any Cure Claims required by section 365(b)(1) of the Bankruptcy Code, such dispute shall be resolved by a Final Order(s) of the Bankruptcy Court. The Debtors or Reorganized Debtors, as applicable, reserve the right to reject any Executory Contract or Unexpired Lease upon the resolution of any cure disputes. If the Bankruptcy Court determines that the Allowed Cure Claim with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the applicable Cure Notice, the Debtors or Reorganized Debtors, as applicable, will have the right to add such Executory Contract or Unexpired Lease to the Rejected Executory Contracts and Unexpired Leases Schedule, in which case such Executory Contract or Unexpired Lease will be deemed rejected as of the Effective Date.

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B.	Assumption and Rejection of Executory Contracts and Unexpired Leases if the Debtors Consummate the Sale Transaction on or before the Effective Date.

On the earlier of 90 days after the Effective Date or the date that the Debtors notice such rejection in accordance with the Rejection Procedures Order, except as otherwise provided herein, each Executory Contract or Unexpired Lease, not previously assumed, assumed and assigned, or rejected shall be deemed automatically rejected, pursuant to sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease: (1) is identified on the Schedule of Assumed Executory Contracts and Unexpired Leases; (2) is the subject of a motion to assume (or assume and assign) such Executory Contracts or Unexpired Leases that is pending on the Confirmation Date; (3) is a contract, release, or other agreement or document entered into in connection with the Plan or specifically assumed pursuant to the Plan, including contracts and other agreements related to Employee Benefits Programs; (4) is a D&O Liability Insurance Policy; (5) is the Asset Purchase Agreement; and (6) is an Executory Contract or Unexpired Lease assumed and assigned pursuant to the Asset Purchase Agreement.

Entry of the Confirmation Order by the Bankruptcy Court shall, subject to and upon the occurrence of the Effective Date, constitute a Bankruptcy Order approving the assumptions (or assumptions and assignments) or rejections of the Executory Contracts and Unexpired Leases assumed (or assumed and assigned) or rejected pursuant to the Plan. Any motions to assume (or assumed and assign) Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed (or assumed and assigned) pursuant to this Article V.A of the Plan or by any order of the Bankruptcy Court, which has not been assigned to a third party prior to the Confirmation Date, shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption (or assumption and assignment) under applicable federal law. Notwithstanding anything to the contrary in the Plan, the Debtors, the Reorganized Debtors, and the Plan Administrator, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Assumed Executory Contracts and Unexpired Leases identified in this Article V of the Plan and in the Plan Supplement (with the consent of the Purchaser if such assumed (or assumed and assigned) Executory Contract or Unexpired Lease forms the basis of the acquired assets under the Sale Transaction) (i) to add or remove any Executory Contract or Unexpired Lease to the Schedule of Assumed Executory Contracts and Unexpired Leases at any time prior to the Effective Date, and (ii) to remove any Executory Contract or Unexpired Lease from the Schedule of Assumed Executory Contracts and Unexpired Leases at any time through and including 45 days after the Effective Date. The Debtors or the Plan Administrator, as applicable, shall provide notice of any amendments to the Schedule of Assumed Executory Contracts and Unexpired Leases to the parties to the Executory Contracts or Unexpired Leases affected thereby.

C.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.

Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, must be filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease that are not Filed within such time will be automatically Disallowed, forever barred from assertion, and shall not be enforceable against, as applicable, the Debtors, the Reorganized Debtors, the Estates, the GUC Trust, or property of the foregoing parties, without the need for any objection by the Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity. Any such late-filed Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Schedules or a Proof of Claim to the contrary. To the extent an Entity holds both a late-filed Claim arising out of the rejection of the Executory Contract or Unexpired Lease and a liquidated, non-contingent Claim listed in the Schedules or a Proof of Claim, only such late-filed Claim shall be deemed fully satisfied, released, and discharged pursuant to this paragraph. Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with Article III of the Plan.

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D.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

Any Cure Obligations under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of monetary Cure Obligations, as reflected on the Cure Notice or as otherwise agreed or determined by a Final Order of the Bankruptcy Court, in Cash on the Effective Date or as soon as reasonably practicable thereafter, and payment or performance of all other Cure Obligations on or after the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of an unresolved dispute regarding (1) the amount of any Cure Claim, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or assumed and assigned, or (3) any other matter pertaining to assumption, assignment, or payment or performance of any Cure Obligations required by section 365(b)(1) of the Bankruptcy Code, such dispute shall be resolved by a Final Order(s) of the Bankruptcy Court.

To the extent reasonably practicable, at least 14 days before the Voting Deadline, the Debtors shall distribute, or cause to be distributed, Cure Notices to the applicable third parties. Any objection by a counterparty to an Executory Contract or Unexpired Lease to the proposed assumption, assumption and assignment, or related Cure Claims must be Filed by the Cure/Assumption Objection Deadline. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption, assumption and assignment, or proposed Cure Claim will be deemed to have assented to such assumption or assumption and assignment, and Cure Claim. To the extent that the Debtors seek to assume and assign an Executory Contract or Unexpired Lease pursuant to the Plan, the Debtors will identify the assignee in the applicable Cure Notice and/or Schedule and such assignee will provide evidence of “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the applicable Executory Contract or Unexpired Lease. For the avoidance of doubt, with respect to any asserted non-monetary Cure Obligations, such non-monetary Cure Obligations may be cured (or resolved) by the assignee and the applicable counterparty in the ordinary course of business following the assumption and all parties reserve all rights with respect to any such asserted non-monetary Cure Obligations.

Assumption or assumption and assignment of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise, and the payment or performance of the related Cure Obligations, shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under such assumed Executory Contract or Unexpired Lease at any time before the date that the Debtors assume or assume and assign such Executory Contract or Unexpired Lease. Any Proofs of Claim Filed with respect to an Executory Contract or Unexpired Lease that has been assumed or assumed and assigned shall be deemed Disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court upon the cure of all defaults under such Executory Contract or Unexpired Lease to the extent required under the Bankruptcy Code.

To the extent the Debtors propose any assumptions and assignments, as opposed to assumptions, of Unexpired Leases, Cure Notices shall include information sufficient to establish adequate assurance of future performance of the proposed assignee entity, a statement of the intended use and trade name to be used at the premises, a statement of retail experience including the number of stores, and a contact person. Cure Notices shall be served on the applicable landlord and its counsel by email (if known) at least fourteen (14) days prior to the deadline to object to such Cure Notice.

Notwithstanding anything to the contrary herein or in the Plan (including Article VIII thereof), no post-assumption obligations (including indemnification obligations, if any) arising as a result of or pursuant to the assumption or the assumption and assignment of any Unexpired Lease shall be deemed released, waived, or discharged.

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E.	Indemnification Obligations.

Consistent with applicable law, all indemnification provisions in place as of the Effective Date (whether in the by-laws, certificates of incorporation or formation, limited liability company agreements, other organizational documents, board resolutions, indemnification agreements, employment contracts, or otherwise) for current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors, as applicable, shall be reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Restructuring Transactions on terms no less favorable to such current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the indemnification provisions in place prior to the Effective Date.

F.	Insurance Policies.

Notwithstanding anything to the contrary in the Disclosure Statement, the Plan, the Plan Supplement, the Definitive Documents, the Exit Facility Documents, the Restructuring Documents, the Restructuring Support Agreement, the Schedule of Rejected Executory Contracts and Unexpired Leases, the Confirmation Order, any Cure Notice, any bar date notice or claim objection, any other document related to any of the foregoing or any other order of the Bankruptcy Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction, discharge or release, confers Bankruptcy Court jurisdiction, or requires a party to opt out of any releases): (a) each of the Insurance Policies are treated as Executory Contracts under the Plan; (b) on the Effective Date, the Reorganized Debtors shall be deemed to have assumed all Insurance Policies in their entirety pursuant to sections 105 and 365 of the Bankruptcy Code; (c) nothing waives, releases, discharges or impairs in any respect any Insurance Policy and all debts, obligations, and liabilities of the Debtors (and, after the Effective Date, of the Reorganized Debtors) thereunder, whether arising before or after the Effective Date; (d) nothing alters, modifies, amends, affects, impairs or prejudices (1) the terms and conditions of (or the coverage provided by) any Insurance Policies or (2) the duty, if any, that the Insurers pay claims covered by such Insurance Policies and the right to seek payment or reimbursement from the Debtors (or after the Effective Date, the Reorganized Debtors) or draw on any collateral or security therefor; (e) the Claims of the Insurers arising (whether before or after the Effective Date) under the Insurance Policies (1) shall be paid in full in the ordinary course of business by the Debtors (or, after the Effective Date, the Reorganized Debtors) regardless of whether such amounts are or shall become liquidated, due or paid before or after the Petition Date or the Effective Date, and (2) shall not be discharged or released by the Plan or the Confirmation Order or any other order of the Bankruptcy Court; (f) for the avoidance of doubt, Insurers shall not need to nor be required to file or serve any objection to a proposed cure amount or a request, application, Claim, Cure Claim, Proof of Claim, or motion for payment or allowance of any Administrative Claim and shall not be subject to any claims bar date, Cure Notice, Cure/Assumption Objection Deadline or similar deadline governing cure amounts, Cure Claims or Claims; and (g) the automatic stay of section 362(a) of the Bankruptcy Code and the injunctions set forth in Article VIII of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Bankruptcy Court, solely to permit: (1) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable nonbankruptcy law to proceed with their claims; (2) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (A) workers’ compensation claims, (B) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Bankruptcy Court granting a claimant relief from the automatic stay to proceed with its claim, and (C) all costs in relation to each of the foregoing; (3) the Insurers to collect from any or all of the collateral or security provided by or on behalf of the Debtors (or the Reorganized Debtors, as applicable) at any time and to hold the proceeds thereof as security for the obligations of the Debtors (and the Reorganized Debtors, as applicable) and/or apply such proceeds to the obligations of the Debtors (and the Reorganized Debtors, as applicable) under the applicable Insurance Policies, in such order as the applicable Insurer may determine; and (4) the Insurers to cancel any Insurance Policies, and take other actions relating to the Insurance Policies (including effectuating a setoff), to the extent permissible under applicable nonbankruptcy law, and in accordance with the terms of the Insurance Policies.

G.	Modifications, Amendments, Supplements, Restatements, or Other Agreements.

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease as of the date of its assumption, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

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Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

H.	Reservation of Rights.

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Schedule of Rejected Executory Contracts and Unexpired Leases or the Schedule of Assumed Executory Contracts and Unexpired Leases, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Debtor or Reorganized Debtor has any liability thereunder.

I.	Nonoccurrence of Effective Date.

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting any Executory Contract or Unexpired Lease pursuant to section 365(d)(4) of the Bankruptcy Code.

J.	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and/or Unexpired Leases assumed by such Debtor, will be performed by the applicable Reorganized Debtor or subsequent assignee, as applicable, in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) that have not been rejected under the Plan will survive and remain unaffected by entry of the Confirmation Order, except as provided therein.

Article VI.
PROVISIONS GOVERNING DISTRIBUTIONS

A.	Timing and Calculation of Amounts to Be Distributed.

Unless otherwise provided in the Plan, on the Effective Date or as soon as reasonably practicable thereafter (or, if a Claim is not an Allowed Claim on the Effective Date, on the date that such Claim becomes Allowed or as soon as reasonably practicable thereafter), each holder of an Allowed Claim or Interest (or such holder’s Affiliate) shall receive the full amount of the distributions that the Plan provides for Allowed Claims and Interests in each applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.

To the extent the Debtors consummate the Sale Transaction on or before the Effective Date, on the Effective Date, the Debtors and the Reorganized Debtors shall be entitled and authorized to establish and fund one or more reserves of Distributable Cash (prior to distribution of such Cash to holders of Class 4 Term Loan Claims) in an amount, determined in the Debtors’ or the Reorganized Debtors’ reasonable discretion and acceptable to the Plan Administrator sufficient to (a) fund the fees, costs, and expenses necessary to fully administer and wind down the Estates of the Reorganized Debtors, including the fees, costs, and expenses of the Plan Administrator and (b) pay in full in cash all Administrative Claims, Secured Tax Claims, Other Secured Claims, Priority Tax Claims, Other Priority Claims, Cure Claims, Claims or other obligations related to Employee Benefits Programs, Claims or other obligations related to indemnification provisions of the kind described in Article V.E of this Plan, and any other Claim or obligation to be assumed, reinstated, or otherwise required to be paid in full in Cash by the Debtors or the Reorganized Debtors pursuant to this Plan, in each case to the extent not liquidated and paid in full in Cash on the Effective Date. The Reorganized Debtors shall be authorized to maintain such reserves in an amount and for such time as is necessary, each as determined by the Plan Administrator, to fully reconcile, liquidate, and pay in full in Cash all applicable fees, costs, expenses, Claims, and other obligations described in the preceding sentence before distributing any excess Distributable Cash to holders of Class 4 Term Lender Claims in accordance with Article III of the Plan; provided that any Distributable Cash in excess of the necessary reserves, as determined by the Plan Administrator, shall be distributed to holders of Class 4 Term Lender Claims in accordance with Article III of the Plan on the last Business Day of each month, beginning on the last Business Day of the month following the Effective Date.

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B.	Delivery of Distributions and Undeliverable or Unclaimed Distributions

1.            Delivery of Distributions.

Except as otherwise provided in the Plan, distributions to holders of Allowed Claims, except as otherwise provided in this Article VI, or Interests shall be made to holders of record as of the Distribution Record Date by the Reorganized Debtors or the GUC Trust, as applicable: (1) to the signatory set forth on any of the Proof of Claim Filed by such holder or its representative identified therein (or at the last known addresses of such holder if no Proof of Claim is Filed or if the Debtors or the GUC Trust have been notified in writing of a change of address); (2) at the addresses set forth in any written notices of address changes delivered to the Reorganized Debtors or the GUC Trust after the date of any related Proof of Claim; (3) at the addresses reflected in the Schedules if no Proof of Claim has been Filed and the Reorganized Debtors or the GUC Trust have not received a written notice of a change of address; or (4) on any counsel that has appeared in the Chapter 11 Cases on such holder’s behalf. Subject to this Article VI, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment, or like legal process, so that each holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. The Debtors, the Reorganized Debtors, the GUC Trust, and the GUC Trustee shall not incur any liability whatsoever on account of any distributions under the Plan except for gross negligence or willful misconduct.

2.            No Fractional Distributions.

No fractional shares of New Common Stock shall be distributed, and no Cash shall be distributed in lieu of such fractional shares. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, the actual distribution of shares of New Common Stock shall be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half shall be rounded to the next lower whole number with no further payment therefore. The total number of authorized shares of New Common Stock to be distributed pursuant to the Plan shall be adjusted as necessary to account for the foregoing rounding.

3.            Minimum Distributions.

Except for Allowed Administrative Claims paid in the ordinary course of business, holders of Allowed Claims entitled to distributions of $50 or less shall not receive distributions, and each such Claim shall be discharged pursuant to Article VIII and its holder is forever barred pursuant to Article VIII from asserting that Claim against the Reorganized Debtors or the GUC Trust or their property, as applicable.

4.            Undeliverable Distributions and Unclaimed Property.

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Reorganized Debtors or the GUC Trust, as applicable, have determined the then-current address of such holder, at which time such distribution shall be made to such holder without interest; provided that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months from the Effective Date. After such date, all unclaimed property or interests in property shall revert to the applicable Reorganized Debtors or the GUC Trust (in the case of distributions from the GUC Trust Assets) without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any holder to such property or Interest in property shall be discharged and forever barred.

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C.	Securities Registration Exemption.

The shares of New Common Stock are or may be “securities,” as defined in Section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and applicable state securities laws.

The offer, issuance, and distribution of the New Common Stock pursuant to the Plan shall be exempt (except with respect to an entity that is an “underwriter” as defined in subsection (b) of section 1145 of the Bankruptcy Code), pursuant to section 1145 of the Bankruptcy Code, without further act or action, from registration under (i) the Securities Act, and all rules and regulations promulgated thereunder and (ii) any state or local law requiring registration for the offer, issuance, or distribution of securities. Each of the foregoing securities (a) is not a “restricted security” as defined in Rule 144(a)(3) under the Securities Act, and (b) is freely tradable and transferable by any initial recipient thereof that (i) at the time of transfer, is not an “affiliate” of the Reorganized Ascena as defined in Rule 144(a)(1) under the Securities Act and has not been such an “affiliate” within 90 days of such transfer, and (ii) is not an entity that is an “underwriter” as defined in subsection (b) of section 1145 of the Bankruptcy Code, subject in each case to any restrictions on the transferability of the New Common Stock contained in the New Corporate Governance Documents and any applicable regulatory approval.

Should the Reorganized Debtors elect on or after the Effective Date to reflect any ownership of the New Common Stock through the facilities of DTC, the Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order with respect to the treatment of the New Common Stock or under applicable securities laws. DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Common Stock issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

D.	Tax Issues and Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, the Debtors, the Reorganized Debtors, the GUC Trust, the Disbursing Agent, and any applicable withholding agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, such parties shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Debtors, the Reorganized Debtors, and the GUC Trust reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and similar spousal awards, Liens, and encumbrances.

E.	Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest as Allowed herein.

F.	No Interest.

Unless otherwise specifically provided for in an order of the Bankruptcy Court, the Plan, or the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any such Claim.

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G.	Setoffs and Recoupment.

The Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, may, but shall not be required to, set off against or recoup any payments or distributions to be made pursuant to the Plan in respect of any Claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the claimant (other than any Claims released under the Plan), but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, of any such Claim it may have against the holder of such Claim.

Notwithstanding anything to the contrary in the Plan, the Restructuring Support Agreement, the Plan Supplement, or any other documents related to any of the foregoing, nothing shall modify the rights, if any, of any holder of Claims or any current or former party to an Executory Contract, whether currently or previously executory, or an Unexpired Lease, to assert any right of setoff or recoupment that such party may have under applicable bankruptcy or non-bankruptcy law (including the express assertion of such setoff or recoupment through a timely filed Proof of Claim), including, but not limited to: (i) the ability, if any, of such parties to setoff or recoup a security deposit held pursuant to the terms of their Unexpired Lease(s) with the Debtors, or any successors to the Debtors, under the Plan; (ii) assertion of rights of setoff or recoupment, if any, in connection with Claims reconciliation; or (iii) assertion of setoff or recoupment as a defense, if any, to any claim or action by the Debtors or the Reorganized Debtors, or any representative or successor of the Debtors or the Reorganized Debtors, as applicable. The Debtors’ rights with respect thereto are expressly reserved.

H.	Claims Paid or Payable by Third Parties.

1.            Claims Paid by Third Parties.

To the extent that the holder of an Allowed Claim receives payment in full on account of such Claim from a party that is not a Debtor, a Reorganized Debtor, or the GUC Trust, such Claim shall be Disallowed without an objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court. To the extent a holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor, a Reorganized Debtor, or the GUC Trust on account of such Claim, such holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Debtor, Reorganized Debtor, or the GUC Trust to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such holder to timely repay or return such distribution shall result in the holder owing the applicable Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day grace period specified above until the amount is repaid.

2.            Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Claim that is payable pursuant to one of the Insurance Policies until the holder of such Claim has exhausted all remedies with respect to such Insurance Policy. To the extent that one or more of the Insurers agrees to pay in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction or otherwise settled), then immediately upon such Insurers’ agreement, the applicable portion of such Claim may be expunged to the extent of any agreed upon payment without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3.            Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to holders of Claims covered by Insurance Policies shall be in accordance with the provisions of any applicable Insurance Policy. Notwithstanding anything herein to the contrary (including, without limitation, Article VIII), nothing shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any other Entity may hold against any other Entity, including Insurers under any Insurance Policies or applicable indemnity, nor shall anything contained herein constitute or be deemed a waiver by such Insurers of any rights or defenses, including coverage defenses, held by such Insurers.

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Article VII.
PROCEDURES FOR RESOLVING CONTINGENT,
UNLIQUIDATED, AND DISPUTED CLAIMS

A.	Allowance of Claims.

After the Effective Date, each of the Reorganized Debtors or the GUC Trust, as applicable, shall have and retain any and all rights and defenses the applicable Debtor had with respect to any Claim immediately before the Effective Date. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in the Chapter 11 Cases allowing such Claim.

B.	Claims Administration Responsibilities.

Except as otherwise specifically provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the GUC Trust shall have the sole authority to File and prosecute objections to Class 5 General Unsecured Claims, and the GUC Trust shall have the sole authority to (1) settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all such Claims; (2) settle, compromise, or resolve any Disputed Claim held by a Class 5 General Unsecured Claim Holder without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. Written consent of the GUC Trustee is required for any settlement by the Reorganized Debtors that proposes or would result in an Allowed Class 5 General Unsecured Claim.

Except as otherwise specifically provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the Reorganized Debtors, or the Plan Administrator, as applicable, shall have the sole authority to File and prosecute objections to all other Claims, and the Reorganized Debtors shall have the sole authority to (1) settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all other such Claims, regardless of whether such Claims are in a Class or otherwise (except Class 5 General Unsecured Claims); (2) settle, compromise, or resolve any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court.

On and after the Effective Date, the Reorganized Debtors and the GUC Trust will use commercially reasonable efforts to advance the claims resolution process through estimation or otherwise. The Debtors, the Reorganized Debtors, and the GUC Trustee shall cooperate in good faith, including providing a reasonable amount of notice of not less than seven (7) days before the filing of any objection seeking to convert or reclassify Claims into General Unsecured Claims, or seeking to convert or reclassify General Unsecured Claims into other Claims, and, in each case, the rights and defenses of the Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, to any such objections are fully preserved.

C.	Estimation of Claims.

Before, on, or after the Effective Date, the Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim pursuant to applicable law, including, without limitation, pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction under 28 U.S.C. §§ 157 and 1334 to estimate any such Claim, including during the litigation of any objection to any Claim or during the pendency of any appeal relating to such objection. Notwithstanding any provision to the contrary in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any Claim, such estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions and discharge) and may be used as evidence in any supplemental proceedings, and the Debtors, the Reorganized Debtors, or the GUC Trust may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such holder has Filed a motion requesting the right to seek such reconsideration on or before seven (7) days after the date on which such Claim is estimated. Each of the foregoing Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

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D.	Adjustment to Claims Register Without Objection.

Any Claim that has been paid or satisfied, or any Claim that has been amended or superseded, may be adjusted or expunged on the Claims Register by the Debtors, the Reorganized Debtors, or the GUC Trust without an objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

E.	Time to File Objections to Claims.

Any objections to Claims shall be Filed on or before the Claims Objection Bar Date.

F.	Disallowance of Claims.

Unless the Avoidance Action Waiver applies, any Claims held by Entities from which property is recoverable under sections 542, 543, 550, or 553 of the Bankruptcy Code or that is a transferee of a transfer avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code, shall be deemed Disallowed pursuant to section 502(d) of the Bankruptcy Code, and holders of such Claims may not receive any distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due, if any, to the Debtors by that Entity have been turned over or paid to the Debtors or the Reorganized Debtors, as applicable. All Proofs of Claim Filed on account of an Indemnification Obligation shall be deemed satisfied and expunged from the Claims Register as of the Effective Date to the extent such Indemnification Obligation is assumed (or honored or reaffirmed, as the case may be) pursuant to the Plan, without any further notice to or action, order, or approval of the Bankruptcy Court.

Except as otherwise provided herein or as agreed to by the Reorganized Debtors or the GUC Trust, any and all Proofs of Claim Filed after the Claims Bar Date shall be deemed Disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and holders of such Claims may not receive any distributions on account of such Claims, unless such late Proof of Claim has been deemed timely Filed by a Final Order.

G.	Amendments to Claims.

On or after the Effective Date, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Reorganized Debtors, or the GUC Trust, as applicable, and any such new or amended Claim Filed shall be deemed Disallowed in full and expunged without any further notice to or action, order, or approval of the Bankruptcy Court to the maximum extent provided by applicable law.

H.	No Distributions Pending Allowance.

If an objection to a Claim or portion thereof is Filed, no payment or distribution provided under the Plan shall be made on account of such Claim or portion thereof unless and until such Disputed Claim becomes an Allowed Claim, unless otherwise determined by the Reorganized Debtors or the GUC Trust, as applicable.

I.	Distributions After Allowance.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Reorganized Debtors shall provide to the holder of such Claim the distribution to which such holder is entitled under the Plan as of the Effective Date, less any previous distribution (if any) that was made on account of the undisputed portion of such Claim, without any interest, dividends, or accruals to be paid on account of such Claim unless required under applicable bankruptcy law or as otherwise provided herein.

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Article VIII.
SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A.	Compromise and Settlement of Claims, Interests, and Controversies.

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a holder of a Claim or Interest may have with respect to any such Claim or Interest, or any distribution to be made on account of any Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and holders of Claims and Interests and is fair, equitable, and reasonable. In accordance with the provisions of the Plan, pursuant to Bankruptcy Rule 9019, without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors or the GUC Trust, as applicable, may compromise and settle Claims against, and Interests in, the Debtors and their Estates and Causes of Action against other Entities.

B.	Discharge of Claims and Termination of Interests.

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action against any Debtor of any nature whatsoever, including any interest accrued on Claims from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Causes of Action accrued before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim based upon such debt or right is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a Claim or Interest has accepted the Plan. Any default or “event of default” by the Debtors or their Affiliates with respect to any Claim that existed immediately before or on account of the filing of the Chapter 11 Cases shall be deemed cured (and no longer continuing) as of the Effective Date. Unless expressly provided in the Plan, the Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring. Notwithstanding anything herein or in the DIP Financing Order to the contrary, all payments made to, or for the benefit of, the Term Loan Agent prior to the Effective Date shall be deemed indefeasible, free and clear of all Liens, Claims, and encumbrances, and not subject to disgorgement or recharacterization.

C.	Term of Injunctions or Stays.

Unless otherwise provided in the Plan or the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

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D.	Release of Liens.

Except as otherwise specifically provided in the Plan, the Exit Facility Documents, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtor or the Reorganized Debtors. The ABL Agent and the Term Loan Agent, at the Debtors’, or the Reorganized Debtors’ sole expense, shall execute and deliver all documents reasonably requested by the Reorganized Debtors or the agent(s) under the Exit Facilities to evidence the release of such mortgages, deeds of trust, Liens, pledges, and other security interests and shall authorize the Reorganized Debtors to file UCC-3 termination statements (to the extent applicable) with respect thereto.

E.	Debtor Release.

Effective as of the Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Effective Date, each Released Party is conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by each and all of the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any claim, Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities, from any and all Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the Debtors, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or any other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), the purchase, sale, or rescission of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the ABL Credit Agreement, the ABL Credit Facility, the Term Loan Credit Agreement, the Chapter 11 Cases, the Restructuring Support Agreement, the formulation, preparation, dissemination, negotiation, entry into, or filing of, as applicable, the Restructuring Support Agreement and related prepetition transactions, the Backstop Commitment Letter, the Disclosure Statement, the New Corporate Governance Documents, the Plan, the Exit Facilities, the DIP ABL Facility, the DIP Term Loan Facility, the DIP Financing Order, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, Disclosure Statement, the New Corporate Governance Documents, the Exit Facilities, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Restructuring Transactions, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act, omission, transaction, agreement, event, or other occurrence (in each case, related to any of the foregoing) taking place on or before the Effective Date.

F.	Release by holders of Claims or Interests.

Effective as of the Effective Date, in each case except for Claims arising under, or preserved by, the Plan, each Releasing Party (other than the Debtors and the Reorganized Debtors), in each case on behalf of itself and its respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any claim, Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities, is deemed to have released and discharged each Debtor, Reorganized Debtor, and each other Released Party from any and all Causes of Action, whether known or unknown, including any derivative claims, asserted or assertable on behalf of any of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership or operation thereof), the purchase, sale, or rescission of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the ABL Credit Agreement, the Term Loan Credit Agreement, the Chapter 11 Cases, the Restructuring Support Agreement, the formulation, preparation, dissemination, negotiation, entry into, or filing of, as applicable, the Restructuring Support Agreement and related prepetition transactions, the Backstop Commitment Letter, the Disclosure Statement, the New Corporate Governance Documents, the Plan, the Exit Facilities, the DIP Financing Order, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the New Corporate Governance Documents, the Exit Facilities, the Plan (including, for the avoidance of doubt, providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion), the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act, omission, transaction, agreement, event, or other occurrence (in each case, related to any of the foregoing) taking place on or before the Effective Date.

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G.	Exculpation.

Notwithstanding anything contained in the Plan to the contrary, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Cause of Action or any claim arising from the Petition Date through the Effective Date related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, the Exit Facilities, the Backstop Commitment Letter, the DIP Financing Order, Cash Collateral Order, or any Restructuring Document, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon consummation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

H.	Injunction.

Except with respect to the obligations arising under the Plan or the Confirmation Order, and except as otherwise expressly provided in the Plan or the Confirmation Order, all Entities that held, hold, or may hold claims or interests or Causes of Action that have been released, discharged, or exculpated pursuant to the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Reorganized Debtors, the GUC Trust, the GUC Trust Assets, or the GUC Trustee, or the other Released Parties: (i) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests or Causes of Action; (ii) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action; (iii) creating, perfecting, or enforcing any Lien or encumbrance of any kind against such Entities or the property of such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims or interests or Causes of Action unless such Entity has timely asserted such setoff right in a document filed with the Bankruptcy Court explicitly preserving such setoff, and notwithstanding an indication of a claim or interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (v) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests or Causes of Action released or settled or subject to exculpation pursuant to the Plan.

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I.	Protection Against Discriminatory Treatment.

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors or another Entity with whom the Reorganized Debtors have been associated, solely because the Debtors have been debtors under chapter 11 of the Bankruptcy Code, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases), or have not paid a debt that is dischargeable in the Chapter 11 Cases.

J.	Governmental Units.

For the avoidance of doubt, nothing in the Plan shall discharge, release, preclude, or enjoin: (i) any liability to any Governmental Unit that is not a Claim; (ii) any Claim of a Governmental Unit arising on or after the Effective Date; (iii) any police or regulatory liability to a Governmental Unit on the part of any Entity as the owner or operator of property after the Effective Date; or (iv) any liability to a Governmental Unit on the part of any Person other than the Debtors. Nor shall anything in the Plan enjoin or otherwise bar a Governmental Unit from asserting or enforcing, outside the Bankruptcy Court, any liability described in the preceding sentence. Nothing in the Plan shall divest any tribunal of any jurisdiction it may have to adjudicate any defense based on this paragraph.

K.	Recoupment.

In no event shall any holder of a Claim be entitled to recoup against such Claim any claim, right, or Cause of Action of the Debtors, the Reorganized Debtors, or the GUC Trust, as applicable, unless such holder actually has provided notice of such recoupment in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or otherwise that such holder asserts, has, or intends to preserve any right of recoupment.

L.	Subordination Rights.

Any distributions under the Plan shall be received and retained free from any obligations to hold or transfer the same to any other holder and shall not be subject to levy, garnishment, attachment, or other legal process by any holder by reason of claimed contractual subordination rights. Any such subordination rights shall be waived, and the Confirmation Order shall constitute an injunction enjoining any Entity from enforcing or attempting to enforce any contractual, legal, or equitable subordination rights to property distributed under the Plan, in each case other than as provided in the Plan.

Article IX.
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN

A.	Conditions Precedent to the Effective Date.

It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied (or waived pursuant to the provisions of Article IX.B hereof):

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1.	The Bankruptcy Court shall have entered the Confirmation Order, which shall:

a.	be in form and substance consistent with the Restructuring Support Agreement and the Global Settlement;

b.	authorize the Debtors to take all actions necessary to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

c.	decree that the provisions in the Confirmation Order and the Plan are nonseverable and mutually dependent;

d.	authorize the Debtors, as applicable/necessary, to: (a) implement the Restructuring Transactions; (b) issue the New Common Stock pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration or pursuant to one or more registration statements; (c) make all distributions and issuances as required under the Plan, including cash and the New Common Stock; and (d) enter into any agreements, transactions, and sales of property as set forth in the Plan Supplement, including the Exit Facilities;

e.	authorize the implementation of the Plan in accordance with its terms; and

f.	provide that, pursuant to section 1146 of the Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any disposition or transfer of assets contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax;

2.	the final version of all schedules, documents, and exhibits contained in the Plan Supplement shall have been filed and be consistent in all material respects with the Restructuring Support Agreement and the Plan;

3.	the Restructuring Support Agreement shall remain in full force and effect and shall not be terminated;

4.	the documentation related to the Exit Facilities shall have been duly executed and delivered by all of the Entities that are parties thereto and all conditions precedent (other than any conditions related to the occurrence of the Effective Date) to the effectiveness of the Exit Facilities shall have been satisfied or duly waived in writing in accordance with the terms of the applicable Exit Facility Documents and the closing of the Exit Facilities shall have occurred;

5.	the Debtors shall have obtained all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan and each of the other Restructuring Transactions;

6.	the GUC Trust Agreement shall be executed and the GUC Trust Assets in existence on the Effective Date shall be transferred to the GUC Trust;

7.	all actions, documents, certificates, and agreements necessary to implement the Plan (including any documents contained in the Plan Supplement) shall have been performed or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units, in accordance with applicable laws;

8.	all Professional Fee Claims shall have been paid in full or amounts sufficient to pay such fees and expenses after the Effective Date shall have been placed into the Professional Fee Escrow Account pending the Bankruptcy Court’s approval thereof;

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9.	the DIP ABL Facility Claims and ABL Claims shall have been Paid in Full or otherwise satisfied in accordance with Articles II.B and III.B.3 of the Plan (as applicable);

10.	all fees, expenses, and other amounts payable pursuant to the DIP Financing Order shall have been paid in full;

11.	all professional fees and expenses of the advisors to the Ad Hoc Group shall have been paid in full in accordance with the Restructuring Support Agreement and all professional fees, costs, and expenses incurred by, or on behalf of, the Term Loan Agent, shall have been paid in full; and

12.	the Debtors shall have implemented the Restructuring Transactions in a manner consistent with the Restructuring Support Agreement and this Plan.

B.	Waiver of Conditions.

The conditions to Confirmation of the Plan and to the Effective Date of the Plan set forth in this Article IX (other than the conditions set forth in Article IX.A.8) may be waived only by consent of the Debtors and the Required Consenting Stakeholders without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan; provided that the provisions of this Article IX relating to the DIP ABL Facility and the ABL Facility may be waived only by consent of the Debtors, the Required Consenting Stakeholders, the DIP ABL Agent, and the ABL Agent without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan; provided further that the provisions of this Article IX relating to the Global Settlement may be waived only with the consent of the Debtors and the Creditors’ Committee.

C.	Substantial Consummation.

“Substantial Consummation” of the Plan, as defined in 11 U.S.C. § 1101(2), shall be deemed to occur on the Effective Date.

D.	Effect of Nonoccurrence of Conditions to the Effective Date.

If the Effective Date does not occur on or before the termination of the Restructuring Support Agreement, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims or Interests; (2) prejudice in any manner the rights of the Debtors, any holders of a Claim or Interest, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any holders, or any other Entity in any respect; provided that all provisions of the Restructuring Support Agreement that survive termination of that agreement shall remain in effect in accordance with the terms thereof.

Article X.
MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A.	Modification and Amendments.

The Debtors reserve the right, subject to the terms of the Restructuring Support Agreement and the Global Settlement, to modify the Plan and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors expressly reserve their rights, subject to the terms of the Restructuring Support Agreement, to alter, amend, or modify materially the Plan, one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

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B.	Effect of Confirmation on Modifications.

Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C.	Revocation or Withdrawal of the Plan.

The Debtors reserve the right, subject to the terms of the Restructuring Support Agreement and the Creditors’ Committee’s consent regarding the Global Settlement, to revoke or withdraw the Plan before the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation and Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (i) constitute a waiver or release of any Claims or Interests; (ii) prejudice in any manner the rights of the Debtors or any other Entity, including the holders of Claims; or (iii) constitute an admission, acknowledgement, offer, or undertaking of any sort by the Debtors or any other Entity.

Article XI.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over the Chapter 11 Cases and all matters arising out of or related to the Chapter 11 Cases and the Plan, including jurisdiction to:

1.            Allow, Disallow, determine, liquidate, classify, estimate, or establish the priority, Secured or unsecured status, or amount of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount, or allowance of Claims;

2.            Decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals;

3.            Resolve any matters related to: (a) the assumption or rejection of any Executory Contract or Unexpired Lease and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims and Claims related to the rejection of an Executory Contract or Unexpired Lease, pursuant to section 365 of the Bankruptcy Code, or any other matter related to such Executory Contract or Unexpired Lease; (b) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V hereof, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed and assigned or rejected or otherwise; and (c) any dispute regarding whether a contract or lease is or was executory or expired;

4.            Ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

5.            Adjudicate, decide, or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6.            Adjudicate, decide, or resolve any and all matters related to Causes of Action;

7.            Adjudicate, decide, or resolve any and all matters related to sections 1141 and 1145 of the Bankruptcy Code;

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8.            Enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

9.            Enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

10.            Resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

11.            Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

12.            Resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the settlements, compromises, discharges, releases, injunctions, exculpations, and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement or enforce such releases, injunctions, and other provisions;

13.            Resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.H hereof;

14.            Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

15.            Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or the Plan Supplement;

16.            Adjudicate any and all disputes arising from or relating to distributions under the Plan or any transactions contemplated therein;

17.            Consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

18.            Determine requests for the payment of Claims entitled to priority pursuant to section 507 of the Bankruptcy Code;

19.            Hear and determine all disputes involving the Restructuring Support Agreement or the Exit Facilities;

20.            Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

21.            Hear and determine all disputes involving the existence, nature, or scope of the exculpation and release provisions set forth in the Plan, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;

22.            Enforce all orders previously entered by the Bankruptcy Court in the Chapter 11 Cases;

23.            Hear any other matter not inconsistent with the Bankruptcy Code;

24.            Enter an order closing the Chapter 11 Cases; and

25.            Enforce the injunction, release, and exculpation provisions provided in Article VIII hereof.

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Article XII.
MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect.

Subject to Article IX.A hereof and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan, the final versions of the documents contained in the Plan Supplement, and the Confirmation Order shall be immediately effective and enforceable and deemed binding upon the Debtors or the Reorganized Debtors, as applicable, and any and all holders of Claims or Interests (regardless of whether such Claims or Interests are deemed to have accepted or rejected the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, and injunctions described in the Plan, each Entity acquiring property under the Plan or the Confirmation Order, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and debts shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any holder of a Claim or debt has voted on the Plan.

B.	Additional Documents.

On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or advisable to effectuate and further evidence the terms and conditions of the Plan. The Debtors, the Reorganized Debtors, all holders of Claims and Interests receiving distributions pursuant to the Plan, and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Statutory Fees and Reporting Requirements.

The Debtors shall pay any outstanding U.S. Trustee Fees, pursuant to section 1930(a) of the Judicial Code, in full on the Effective Date, and the Debtors and/or the Reorganized Debtors shall continue to pay such fees until the Chapter 11 Cases are converted, dismissed, or closed, whichever occurs first.

The Debtors shall continue complying with monthly reporting requirements through the Effective Date as required under the Local Bankruptcy Rules.  After the Effective Date, the Reorganized Debtors shall file quarterly reports consistent with Local Bankruptcy Rule 2015-(a)-1. The GUC Trustee also shall quarterly file reports detailing receipts and distributions from the GUC Trust for informational purposes only, in a form similar to the information provided by the Reorganized Debtors. For the avoidance of doubt, the GUC Trust shall not be responsible for paying post-Effective Date U.S. Trustee Fees. The Reorganized Debtors shall no longer have the obligation to file quarterly reports with respect to a Debtor once such Debtor’s case is converted or dismissed or a final decree has been entered by the Court. The GUC Trust shall no longer have the obligation to file quarterly reports once each of the Chapter 11 Cases is converted or dismissed or a final decree has been entered by the Court.

D.	Dissolution of the Creditors’ Committee.

On the Effective Date, the Creditors’ Committee shall dissolve automatically and the members thereof shall be released and discharged from all rights, duties, responsibilities, and liabilities arising from, or related to, the Chapter 11 Cases and under the Bankruptcy Code, except for the limited purpose of prosecuting requests for payment of Professional Fee Claims for services and reimbursement of expenses incurred prior to the Effective Date by the Creditors’ Committee and its Professionals. The Reorganized Debtors shall no longer be responsible for paying any fees or expenses incurred by the members of or advisors to the Creditors’ Committee after the Effective Date.

E.	Reservation of Rights.

Before the Effective Date, neither the Plan, any statement or provision contained in the Plan, nor any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement, the Confirmation Order, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to any Claims or Interests.

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F.	Successors and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan or the Confirmation Order shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

G.	Service of Documents.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

Debtors	Counsel to the Debtors
Ascena Retail Group, Inc. 933 MacArthur Boulevard Mahwah, New Jersey 07430 Attn.: Michael Veitenheimer

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn.: Steven N. Serajeddini

and

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn.: John R. Luze, Jeff Michalik

and

Cooley LLP
1299 Pennsylvania Avenue, NW, Suite 700
Washington, DC 20004-2400
Attn.: Cullen D. Speckhart, Olya Antle

United States Trustee	Counsel to the Ad Hoc Group
Office of The United States Trustee 515 Rusk Street, Suite 3516 Houston, TX 77002	Milbank LLP 55 Hudson Yards New York, NY 10001-2163 Attn.: Evan Fleck, Abigail Debold

After the Effective Date, the Reorganized Debtors shall have the authority to send a notice to parties in interest providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, such party must File a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Reorganized Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

H.	Entire Agreement.

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

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I.	Exhibits.

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at https://www.cases.primeclerk.com/ascena or the Bankruptcy Court’s website at www.vaeb.uscourts.gov.

J.	Nonseverability of Plan Provisions.

If, before Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ or the Reorganized Debtors’ consent, as applicable; and (3) nonseverable and mutually dependent.

K.	Votes Solicited in Good Faith.

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and, pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, managers, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals or the Reorganized Debtors will have any liability for the violation of any applicable law (including the Securities Act), rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

L.	Waiver or Estoppel.

Each holder of a Claim or Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, Secured, or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed before the Confirmation Date.

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Respectfully submitted, as of the date first set forth above,

Dated: [●], 2020	Ascena Retail Group, Inc. (on behalf of itself and all other Debtors)

	By:	/s/
	Name:	Carrie W. Teffner
	Title:	Interim Executive Chair, Ascena Retail Group, Inc.

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